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As filed with the Securities and Exchange Commission on December 27, 2004

Registration No. 333-120803

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DUANE READE INC.	(Exact name of registrant as specified in its charter)	DUANE READE
Delaware	(State or other jurisdiction incorporation or organization)	New York
5912	(Primary Standard Industrial Classification Code Number)	5912
04-3164702	(I.R.S. Employer Identification Number)	11-2731721

440 Ninth Ave.
New York, New York 10001
(212) 273-5700
(Address, including zip code, and telephone number, including area code, of Registrants' principal executive offices)

Michelle D. Bergman, Esq.
440 Ninth Avenue
New York, New York 10001
(212) 273-5700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John C. Kennedy, Esq. Lawrence G. Wee, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 212-373-3000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

Name	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	IRS Employer Identification Number
Duane Reade International, Inc.	Delaware	5912	22-3672347
Duane Reade Realty, Inc.	Delaware	5912	13-4074383
DRI I Inc.	Delaware	5912	04-3166107

The address of Duane Reade Realty, Inc. and DRI I Inc. is 440 Ninth Avenue, New York, New York 10001. The address of Duane Reade International, Inc. is 707 Broad Street, Newark, New Jersey 07102.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 27, 2004

PRELIMINARY PROSPECTUS

DUANE READE INC.

DUANE READE

Exchange Offer for $195,000,000 of their
9 3/4% Senior Subordinated Notes due 2011

Terms of the exchange offer

  •
  It will expire at 5:00 p.m., New York City time, on                        2004, unless we extend it.

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  If all the conditions to this exchange offer are satisfied, we will exchange all of our 9.75% Senior Subordinated Notes due 2011 issued on July 30, 2004, which we refer to as the initial notes, that are validly tendered and not withdrawn for new notes, which we refer to as the exchange notes.

  •
  You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

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  The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

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  The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.

        Before participating in this exchange offer, please refer to the section in this prospectus entitled "Risk Factors" commencing on page 23.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2004

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Securities Exchange Act and the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. These statements relate to future events or our future financial performance with respect to our financial condition, results of operations, business plans and strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products such as private label merchandise, plans and objectives of management, capital expenditures, growth and maturation of our stores and other matters. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "pro forma," "seek," or "continue" or the negative of those terms or other comparable terminology. These statements are only predictions and such expectations may prove to be incorrect. Some of the things that could cause our actual results to differ substantially from our expectations are:

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  the outcome of the legal proceedings that have been instituted against us and others following announcement of the Acquisition;

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  the competitive environment in the drugstore industry in general and in the New York greater metropolitan area;

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  the ability to open and operate new stores on a profitable basis and the maturation of those stores and the ability to increase sales in existing stores;

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  the continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies and other third party payers to reduce prescription reimbursement rates and pricing pressure from internet-based and mail-order-based providers;

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  our significant indebtedness;

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  the continued efforts of federal, state and municipal government agencies to reduce Medicaid reimbursement rates, modify Medicare benefits and/or reduce prescription drug costs;

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  the impact of the newly enacted Medicare Prescription Drug, Improvement and Modernization Act of 2003 (P.L. 108-179), or, the Medicare Drug Act, and the contemplated Medicare Part D benefit created thereunder;

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  the strength of the economy in general and the economic conditions in the New York greater metropolitan area including, in particular, seasonal and weather-related factors, special events, changes in consumer purchasing power and/or spending patterns;

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  changes in the cost of goods and services;

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  trends in the healthcare industry, including continued conversion of various prescription drugs to over-the-counter medications and the increasing market share of internet-based and mail-order-based providers;

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  employment disputes and labor disturbances including any resulting from the suspension or termination of our collective bargaining agreements;

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  changes in federal and state laws and regulations, including the potential impact of changes in regulations surrounding the importation of pharmaceuticals from foreign countries and changes in laws governing minimum wage requirements;

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  liability and other claims asserted against us, including the items discussed under "Business—Legal Proceedings";

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  changes in our operating strategy or development plans;

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  our ability to attract, hire and retain qualified personnel, including our ability to attract qualified pharmacists;

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  interest rate fluctuations and changes in capital market conditions or other events affecting our ability to obtain necessary financing on favorable terms to fund the anticipated growth of our business;

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  the continued impact of, or new occurrences of, terrorist attacks in the New York greater metropolitan area and any actions that may be taken by federal, state or municipal authorities in response to or in anticipation of such occurrences;

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  changes in timing of our acquisition of stores and prescription files and capital expenditure plans;

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  our ability to continue to secure suitable new store locations under acceptable lease terms;

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  our ability to successfully implement and manage new computer systems and technologies;

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  our ability to limit fraud and shrink;

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  demographic changes; and

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  other risks and uncertainties detailed elsewhere in this prospectus and from time to time in our filings with the SEC.

        We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus. We do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption "Risk Factors."

        We caution you that the areas of risk described above may not be exhaustive. We operate in a continually changing business environment, and new risks emerge from time to time. Management cannot predict such new risks, nor can it assess the impact, if any, of such risks on our businesses or the extent to which any risk or combination of risks, may cause actual results to differ materially from those projected in any forward-looking statements. In light of these risks, uncertainties and assumptions, you should keep in mind that any forward-looking statement made in this prospectus might not occur.

INDUSTRY AND MARKET DATA

        The market share, ranking and other data regarding the drugstore industry contained in this prospectus are based either on our own estimates, independent industry publications, reports by market research firms or other published independent sources and, in each case, are believed by us to be reasonable estimates. However, market share data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, consumption patterns and consumer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth herein, and estimates and beliefs based on such data, may not be reliable. Where we refer to "market share," we mean market share, as measured by sales volume. Where we refer to our market share for Manhattan and New York City, we estimated such amounts based on the number of stores in the relevant market and average sales per store for each drugstore chain in the overall New York metropolitan area.

        The "New York metropolitan area," for purposes of market data included in this prospectus, covers the five boroughs of New York City and the New York counties of Rockland, Putnam and Westchester. All references to the "New York greater metropolitan area" in this prospectus refer to the five boroughs of New York City, the New York counties of Nassau, Suffolk, Rockland, Putnam and Westchester, and northern New Jersey.

PROSPECTUS SUMMARY

        In this prospectus, unless the context otherwise requires, "Duane Reade Inc." the "Company," "we," "us" or "our" refers to Duane Reade Inc. and its subsidiaries, "Duane Reade" or "Duane Reade GP" refers to the Duane Reade general partnership, "Duane Reade Acquisition" refers to Duane Reade Acquisition Corp., "Duane Reade Holdings" refers to Duane Reade Holdings, Inc. and "Duane Reade Shareholders" refers to Duane Reade Shareholders, LLC. The "Acquisition" refers to the acquisition of Duane Reade by an investor group led by Oak Hill Capital Partners, L.P. through the merger of Duane Reade Acquisition into Duane Reade. We refer to Oak Hill Capital Partners, L.P. and its affiliates that are investing in the Acquisition collectively as "Oak Hill." The term "initial notes" refers to the 9.75% Senior Subordinated Notes due 2011 that were issued on July 30, 2004. The term "exchange notes" refers to the 9.75% Senior Subordinated Notes due 2011 offered by this prospectus. The term "notes" refers to the initial notes and the exchange notes, collectively. Certain statements in this summary are forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

        The following summary highlights basic information about us and this exchange offer. It may not contain all of the information that is important to you. For a more comprehensive understanding of our business and the exchange offer, you should read this entire prospectus, including "Risk Factors" and our historical and pro forma financial statements and the notes to those statements. In this prospectus, if a measurement is "on a pro forma basis," unless otherwise stated, that measurement is on a pro forma basis, giving effect to the transactions referred to in the introduction to "Unaudited Pro Forma Consolidated Financial Information." In this prospectus, if a measurement is "on an as-adjusted basis," unless otherwise stated, that measurement is on an as-adjusted basis, after giving effect to the refinancing transactions described under "Recent Developments—Refinancing of Senior Term Loan Facility."

Duane Reade Inc.

        We are the largest drugstore chain in New York City, which is the largest drugstore market in the United States (representing approximately 5.4% of domestic U.S. drugstore sales). As of September 25, 2004, we operated 134 of our 255 stores in Manhattan's high-traffic business and residential districts, representing over twice as many stores as our next largest competitor in Manhattan. In addition, at September 25, 2004, we operated 84 stores in New York's densely populated outer boroughs and 37 stores in the surrounding New York and New Jersey suburbs. From 1999 to 2003, we grew our share of the New York metropolitan market to approximately 30% from approximately 25%, and we grew our revenues at a compound annual growth rate of 13.3%. We believe we are well positioned to continue to grow our business due to:

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  our leading market position;

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  the strength of the Duane Reade brand, in which we have continuously invested throughout our 44 year history;

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  our unique operating model and market characteristics, which create high barriers to entry for competitors;

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  the significant capital we have invested in 100 new stores opened during the 2000 through 2003 fiscal years;

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  management's proven operating experience; and

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  the attractive long-term trends driving the drug retailing industry.

On a pro forma basis, for the fiscal year ended December 27, 2003, we generated net loss, net sales and Adjusted FIFO EBITDA of $13.0 million, $1.4 billion and $64.9 million, respectively. On a pro forma basis, for the 39 weeks ended September 25, 2004, we generated net loss, net sales and FIFO EBITDA of $9.6 million, $1.1 billion and $46.1 million, respectively. Because Adjusted FIFO EBITDA is a non-GAAP financial measure, we have included a reconciliation of net loss to Adjusted FIFO EBITDA under the caption, "Summary Unaudited Pro Forma Financial Information and Statistical Data."

        Since opening our first store in 1960, we have successfully executed a marketing and operating strategy tailored to the unique characteristics of New York City and surrounding market areas, the most densely populated major retail market in the United States. We maintain an industry leading non-prescription, or "front-end," sales mix in our stores and enjoy significant brand recognition in our markets as a result of our concentration in densely populated residential and commercial areas and our presence in high traffic locations. Additionally, we have developed a low cost, efficient operating model that allows us to maintain high in-stock inventory positions in our stores while minimizing our overall investment in inventory through the use of a distribution network designed specifically for the unique demands of our market. We utilize a flexible store format that has allowed us to secure prime locations throughout our markets with a focus on customer convenience in high-traffic commercial and residential areas. These factors contribute to our market leading position, provide significant competitive advantages and, combined with the high cost and limited availability of suitable locations, create additional barriers to entry for our competitors, including national drugstore chains, big box discounters and grocery chains.

        Because of our numerous convenient locations in high-traffic commercial and residential areas and the lack of other convenience store retailers in our core market areas, our sales are weighted toward front-end merchandise, where we typically enjoy gross product margins that are approximately twice that of our back-end business. Unlike most other major conventional drugstore industry participants, whose front-end sales typically account for between 30% and 40% of total sales, approximately 55% of our total sales for the 39 weeks ended September 25, 2004 consisted of higher-margin front-end products such as brand name and private label health and beauty care products, food and beverage items, cosmetics, housewares, greeting cards, photofinishing services, photo supplies, seasonal and other general merchandise. Prescription drugs comprised the remaining approximately 45% of our total sales during the same period.

        During the 2000 through 2003 fiscal years, we opened 100 new store locations. We expect these locations to add significantly to our profitability and cash flow as they gradually reach performance levels consistent with those of our mature store base. In addition, we have greatly expanded our offerings of front-end merchandise, including private label products, and implemented store-level initiatives designed to lower our overall costs. We also believe that the gradually improving economic conditions in our core markets in the New York greater metropolitan area will benefit our business. We believe these factors provide us with unique opportunities to further grow our business and will allow us to leverage our fixed store costs, adding to our overall profitability.

Industry

        Chain drugstores have increased their market share in the $2.5 trillion U.S. retail industry from 3.7% in 1996 to over 4.9% in 2003. This growth is predominantly driven by new store openings, strong prescription drug growth and front-end product expansion. Chain drugstores had a 42.0% market share in 2003 in the $203.1 billion prescription drug market, growing from a 40.0% market share in 1996, despite growth by other industry participants, such as mail-order providers, during this time period. Chain drugstores have increased their share of prescription sales largely at the expense of independently-owned drugstores, which have limited front-end assortments and less competitive pricing as a result of limited volume-based purchasing economies. In addition, chain drugstores offer superior convenience, which is a prime factor in consumers' choice of where to shop. According to a 2004 National Association of Chain Drug Stores survey, 68% of consumers of prescription medications cite convenience as a key determinant of where they choose to fill their prescriptions. Other retailers of prescription drugs, such as supermarkets and mass merchants, are generally unable to match the perceived convenience of chain drugstores.

        The prescription drug market has experienced a compound annual growth rate of approximately 13% from 1992 to 2003 as a result of sustained demographic and healthcare trends. Industry experts expect this strong growth to continue for the foreseeable future. According to industry sources, the compound annual growth rate for prescription drug sales in the U.S. is projected to be approximately 11.7% for the period 2003 through 2008. The key growth trends include:

        Aging Population Base:    The large baby boom generation is aging into the peak prescription drug utilization years of 55 years and older. In 2002, nearly 57% of all prescription drug spending came from the 21.4% of the population that was 55 and older. By 2010, the 55 and older age group is expected to exceed 24.6% of the total U.S. population. People aged 55 and above typically consume over 20 prescriptions per year versus the average consumption of 8 prescriptions per year. As this portion of the population ages, prescription drug usage is expected to accelerate.

        Expanding Penetration of Third Party Private and Government Coverage:    Third party plan sales of prescription drugs have increased from 61.8% of prescription drug sales in 1995 to 86.4% of prescription drug sales in 2003. Further, government plans such as Medicaid and Medicare have been designed to increase access to prescription drug coverage, especially for older age groups, which are the highest volume users of prescription drugs. Consumers covered by a public or private plan utilize over twice the number of prescription drugs as cash paying customers. While these plans exert pressure on margins per prescription, the expanded utilization over time should continue to drive higher sales and offer increased profitability for drug retailers.

        Other Key Growth Factors:    The prescription drug market is also expected to benefit from the following:

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  increasing use of prescription drugs as a preventative measure,

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  increasing utilization of prescription drugs to treat lifestyle diseases,

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  escalating direct-to-consumer advertising,

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  increased consumer awareness of health and wellness and

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  a strong new product pipeline, including approximately 160 new formulations that are currently awaiting final FDA approval with another approximately 400 formulations in Phase III clinical trials.

        In addition, the increasing substitution of lower priced generic alternatives for branded drugs is driving increased profitability for drug retailers. Generic drugs are priced significantly below their branded equivalent, resulting in lower sales growth; however, they offer higher gross margin dollars per prescription. Generic drug penetration in the drugstore industry has increased from 40.2% of total prescriptions in 1995 to 45.9% in 2003. This dynamic is driven by the efforts of managed care providers to control costs, the expiration of patents on several key branded drugs and the promotion by pharmacies of generic alternatives.

        We believe the growth of pharmacy sales will generate greater store level traffic, providing opportunities to expand front-end sales. Those industry participants with a large front-end selection, convenient locations and strong competitive advantages should realize a larger share of the benefits from these opportunities.

New York Metropolitan Area

        The $8.9 billion retail drugstore market in the New York metropolitan area is an attractive environment for established retail drugstore operators who have experience operating in the high-traffic, high-density urban environment. This market includes the five New York boroughs, four of which would independently rank in the top ten U.S. cities in terms of population. This complex real estate market requires significant local knowledge and flexibility in store formats as a result of dynamic, high-volume traffic patterns and limited available standardized retail space configurations. Additionally, the logistically complex market benefits retailers that maintain warehousing in close proximity to their stores and are able to make frequent, small deliveries efficiently in order to maintain high volumes of in-stock merchandise on the shelves without maintaining high storeroom inventory levels. These dynamics limit the effectiveness of alternative retail formats and significantly increase costs of entry for new market participants.

        The New York City economy has experienced a regional cyclical downturn and a series of unusual events, such as the World Trade Center attacks and one-time increases in real estate taxes and insurance costs, over the last three years. The New York greater metropolitan area has experienced above average unemployment levels, especially in the key midtown and downtown Manhattan financial districts and has lagged behind the improving national economy. The September seasonally adjusted unemployment data for New York City indicated an unemployment rate of 6.9% compared to a national average of 5.4%. However, the New York City economy has begun to show a gradual improvement in performance. The financial services sector, one of the most significant drivers of economic performance in New York City, has recently begun to show flat employment or modest declines in unemployment rates, after 38 consecutive months of increases in unemployment rates. We expect our same-store sales in both front-end and back-end to increase modestly as the New York economy gradually continues to recover, our newer stores mature, and we benefit from attractive long-term fundamentals that are driving prescription drug growth.

Our Competitive Strengths

        We believe our leading market position and compelling operating model provide a competitive advantage over other major drugstore chains in the New York metropolitan area. Our operating model is based on placing our stores in the most convenient high-traffic locations, which provide higher than industry average sales volumes and a larger proportion of higher margin front-end sales. These attributes, combined with an efficient distribution network, enable us to better leverage store labor and operating expenses and minimize capital investment in high cost, non-productive, store backroom square footage.

        We believe that the following key competitive strengths will contribute to our continued success:

        Industry Leading Market Position:    With a 44-year operating history in the New York metropolitan area, we are the largest drugstore chain in the area, with an approximately 30% market share, compared with approximately 25% in 1999. We estimate that our market share exceeds 70% in Manhattan and exceeds 35% in New York City. We enjoy strong brand name recognition in the New York greater metropolitan area, which we believe results from our strategic locations in high-traffic areas of our markets, attractive window signage and displays, and the 83 million shopping bags with the distinctive Duane Reade logo that were given to our customers in 2003. A survey conducted in recent years indicates that approximately 95% of the people who live in Manhattan have shopped at a Duane Reade store.

        Significant Capital Invested in Large, Immature Store Base:    We invested approximately $113.2 million in 100 new stores during the 2000 through 2003 fiscal years. Our stores typically reach sales and EBITDA levels more consistent with our mature store base over a three to five year time horizon. As the 100 new stores mature and economic conditions improve in our existing markets, we expect these stores to contribute significantly to our profitability. If these locations reached performance levels that our stores opened from 1997 to 1999 achieved in 2003, the 100 stores would have generated over $20 million of incremental net income and over $34 million in incremental store contribution; however, there can be no assurance that these locations will reach such performance levels, and the sales growth of new stores will be influenced by factors that influence our business as a whole. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Net (Loss) Income to Store Contribution for 100 Immature Stores."

        Proven Operating Experience Creates Barriers to Entry in Our Core Markets:    We have an extensive knowledge of the various high density, high-traffic residential and commercial areas in the New York metropolitan area. Unlike our competitors that target standardized store configurations, our guiding principle in store selection has not been the shape of the space, but rather the strategic location in high-traffic areas, which provides greater convenience to our customers. We believe the unique nature of the New York metropolitan area and our prime real estate locations with an emphasis on convenience limit the competitive threat of other national drugstore chains, big box discounters, grocery chains and mail-order providers. These factors and our differentiated operating philosophy have led to our industry leading front-end sales percentage of over 56% for the fiscal year ended December 27, 2003 and have allowed us to generate our industry leading average sales per square foot of $816 for the same period. In addition, we averaged sales of approximately $495 per square foot in the front-end (assuming an average pharmacy size of 500 square feet) for the fiscal year ended December 27, 2003, which we believe is over twice the industry average. Our stores range in size from under 500 square feet to 17,200 square feet, and we currently operate 45 bi-level stores. We believe our expertise operating in the unique New York metropolitan area creates additional barriers to entry for our competitors and furthers our opportunities for growth.

        Unique Distribution Capabilities:    We believe we are the only chain drugstore operator in the New York metropolitan area with the ability to make cost effective, frequent store deliveries from two centrally located distribution centers. We believe that our competitors, which lack our store density, typically make fewer deliveries and maintain larger storeroom inventories at each location, which is inefficient and costly in the New York metropolitan area. In contrast, we operate two distribution centers that are located within 10 miles of over 85% of our stores, which enable us to cost-effectively deliver products an average of two to three times per week based on each store's specific needs. These unique distribution capabilities allow each store to maintain high in-stock inventory on the shelves, maximize utilization of store selling space and minimize the required amount of storeroom inventory, and they allow us to leverage our fixed store costs across a larger sales base. Our distribution network is also scaleable within our dense base of stores allowing us to accommodate additional stores at a low marginal cost.

        Compelling Economic Model:    We enjoy a low operating cost as a percentage of sales, driven by our high sales per store, high store density and knowledge of the diverse local labor pool. Management believes that as we realize stronger growth from the seasoning of our immature store base and the improvement of the economy in the New York greater metropolitan area, we will be able to further leverage our fixed store expenses, driving lower operating cost margins and improving our profitability.

        Differentiated Back-End Operating Model:    We contract with over 200 third party health plans, which we believe represent substantially all major third party payers in our market. To service our broad customer base, we use both store-based pharmacists as well as our central fill facility, which we believe is the first of its kind in the chain drugstore industry. The central fill facility receives, processes and fills prescriptions in our centralized location and delivers these prescriptions to the local pharmacies for customer pick-up. The central fill facility significantly improves our inventory management, reduces the labor cost of filling prescriptions by over 25% per prescription and leverages our in-store pharmacy staff to handle more time sensitive prescriptions as well as provide additional customer consultation.

        Strong, Experienced Management Team with Significant Equity Interest:    We have an experienced and successful senior management team, the top five of which average over 32 years of combined industry or related experience. Members of our management team have partnered with a financial investor in two prior transactions, and we have successfully executed our business plan in a highly leveraged environment. Management has demonstrated expertise in cost control, real estate selection, distribution and human resources unique to the New York metropolitan area. Furthermore, management's commitment to the business is evidenced by their ownership of a significant economic interest in us.

Our Business Strategy

        We have developed a business strategy designed to further strengthen our competitive position and improve overall profitability. The key elements of our operating strategy are:

        Continue to Implement Front-End Merchandising Initiatives:    Our overall front-end merchandising strategy is to provide a broad selection of competitively priced, branded and private label drugstore products. We will continue to expand our merchandise categories and service offerings through adding and supplementing categories for which we believe a high demand exists, such as convenience foods and one-hour photofinishing services. We are currently expanding our offering of over 900 private label products, which in fiscal 2003 and the first nine months of 2004 accounted for 7.8% and 7.7% of front-end sales, respectively, and provided gross profit margins almost two times higher than our comparable branded products. We are targeting an expansion of our sales of private label products to approximately 11% of front-end sales over the next three years. We believe that these initiatives will continue to improve our front-end selling gross margins, which have shown increases in eight of the last 11 fiscal quarters when compared to the same fiscal periods in the prior year.

        Leverage Pharmacy Operations:    We will continue to increase our retail pharmacy sales by upgrading the service level of our in-store pharmacies, acquiring customer prescription files, providing remote pharmacy access through the use of interactive kiosks and expanding the reach of our central fill operation. Initiatives such as our customer pharmacy file acquisitions, which typically only have a two year pay back period, enable us to increase the prescription volume of an existing store or provide a new or relocated store immediate prescription volume. We plan to expand the use of our real-time interactive pharmacy kiosks to allow us to extend our service hours and market presence in locations, such as physicians' office complexes, assisted living centers and major employers, where our presence would previously have been economically unjustified. Further, in order to efficiently manage our high prescription sales volume, we plan to continue expanding the reach of our central fill operation, which currently services almost 50% of our store base. As a result of these initiatives, our leading presence in the New York Metropolitan area and favorable trends driving the prescription drug industry, we have increased the number of prescriptions filled by our stores from approximately 2.7 million during 1997 to approximately 10.2 million during 2003. We expect this number to continue to increase as our store base matures and attractive long-term fundamentals drive growth in the prescription drug industry.

        Continue to Improve Operational Efficiencies:    We will utilize our cost containment expertise and modern technology to maintain and improve our operating margins. Despite the high costs of operating in the New York greater metropolitan area, we believe we can continue to maintain our low operating cost base for our expanding network of stores through our continued focus on cost reduction initiatives, our significant experience with the diverse local labor pool, and our relatively low warehouse, distribution and advertising costs. We have implemented several cost reduction initiatives in 2002 and 2003, including:

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  A new shelf labeling system utilizing hand-held scanners and in-store printers that eliminates the need to individually item price certain merchandise, improves pricing accuracy and provides improved price visibility to customers. We believe this system will save over $4.3 million annually in labor and related costs.

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  A unit-cost based front-end inventory accounting system that provides the ability to analyze potential shrink losses by item and merchandise category enabling more timely and specific loss prevention interventions. This system and enhanced operational and loss prevention procedures have resulted in reduced shrink losses. As of the end of the third quarter of 2004, our accrued shrink loss percentage has declined by approximately 34% from the accrued shrink loss percentage experienced in fiscal 2002.

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  A workforce reduction that was implemented in January of 2004 in connection with the completion of the Acquisition is expected to reduce corporate general and administrative expenses by approximately $2.4 million annually.

        We believe these and other initiatives, coupled with the improved efficiencies of our maturing store base will continue to contribute to improved earnings in the future. Further, we will continue to use our modern pharmacy and inventory management information systems, our scanning point-of-sale systems and our fully automated merchandise replenishment systems to optimize product sales, and to improve labor productivity. We expect to continue to benefit from operating leverage in our business as we generate improved positive same-store sales growth.

        Pursue Selective Growth:    We have identified over 250 potential new locations in our current markets. We intend to open up to two additional new stores during the remainder of this year (a total of 16 to 18 for all of 2004) and 10 to 12 new stores in each of fiscal 2005 through fiscal 2008, which is a reduction from our average of 25 store openings per year during the 2000 through 2003 fiscal years. The high number of attractive potential locations will allow us to be extremely selective with our new store openings in Manhattan and the surrounding densely populated areas. Our flexible operating platform will allow us to alter this strategy as warranted by economic and competitive conditions. Further, where strategically advantageous, we will continue to renovate or relocate existing stores and acquire customer prescription files from independent pharmacies to continue to drive increased profitability. New York City has one of the lowest drugstore per population ratios among the top ten drug store markets in the country, and there are over 700 independent pharmacies in New York City, which are factors that provide future expansion opportunities. We believe that our long-standing presence in, and knowledge of, the real estate market in the New York greater metropolitan area will continue to allow us to quickly and successfully pursue attractive real estate opportunities in desirable locations.

Recent Developments

        The Acquisition.    On July 30, 2004, we completed the Acquisition, in which Duane Reade Acquisition Corp. was merged with and into Duane Reade Inc., with Duane Reade Inc. remaining as the surviving entity.

        As a result of the Acquisition, our shares are no longer listed on the New York Stock Exchange, and we will continue our operations as a privately held company. Each share of our common stock outstanding immediately prior to the Acquisition was converted into the right to receive $16.50 per share, without interest, in cash.

        Tender Offer for Senior Convertible Notes.    Under the terms of the indenture governing our 2.1478% senior convertible notes due 2022, the Acquisition constituted a change of control, which required us to make an offer to repurchase those notes. On August 12, 2004, we commenced a cash tender offer to repurchase those notes in accordance with the indenture. Pursuant to that offer, on September 13, 2004, we completed the repurchase of a total of approximately $350.9 million aggregate principal amount at maturity of the notes for a cash purchase price of approximately $204.1 million, which represented 100% of the principal amount of the notes purchased, plus accrued but unpaid interest through the repurchase date. Following completion of the tender offer, only $55,000 principal amount at maturity of those notes remains outstanding. Payment for the notes was made with cash on hand, which was provided primarily from our borrowings under our amended asset-based revolving loan facility and our senior term loan facility, which we entered into in connection with the Acquisition.

        Refinancing of the Senior Term Loan Facility.    On December 20, 2004, we closed an unregistered offering of $160.0 million aggregate principal amount of senior secured floating rate notes due 2010. Using the net proceeds (without deducting expenses) from that offering, together with approximately $2.2 million of borrowings under our amended asset-based revolving loan facility, we repaid all outstanding principal under our $155.0 million senior term loan facility, along with approximately $3.6 million of premium and accrued but unpaid interest through December 20, 2004. Our senior secured notes bear interest at a floating rate of LIBOR plus 4.50% and are secured by collateral that is similar to that which secured the senior term loan facility.

The Transactions

        The net proceeds from the offering of the initial notes were used to finance, in part, the acquisition of Duane Reade Inc. by a group of investors including Oak Hill and members of our management team led by Anthony J. Cuti, our Chairman and Chief Executive Officer. In the Acquisition, Duane Reade Acquisition merged with and into Duane Reade Inc., with Duane Reade Inc. remaining as the surviving corporation, and the previously outstanding common stock of Duane Reade Inc. was converted into the right to receive cash.

        In addition to the issuance of $195.0 million of the initial notes, the following transactions were completed in connection with the Acquisition:

  •
  on July 30, 2004, an investor group led by Oak Hill made a cash equity contribution to Duane Reade Acquisition of approximately $239.5 million;

  •
  to complete the tender offer for the senior convertible notes and pay related interest due on such notes through July 30, 2004, Duane Reade GP borrowed a further $72.0 million under its amended asset-based revolving loan facility, resulting in total borrowings of approximately $153.8 million; on July 30, 2004, we became a co-obligor under that facility;

  •
  on July 30, 2004, Duane Reade Acquisition borrowed approximately $155.0 million under a senior term loan facility, under which, upon completion of the Acquisition, we and Duane Reade GP became co-obligors;

  •
  on July 30, 2004, Mr. Cuti forfeited the right to receive various payments under his existing employment contract and received, among other things, a profits interest in Duane Reade Shareholders and options in Duane Reade Holdings (See "Management—Contracts with Executive Officers—Mr. Cuti's Profits Interest"); and

  •
  on July 30, 2004, the other members of senior management forfeited the right to receive approximately $4.2 million of payments under existing contracts, and we issued them phantom stock representing in the aggregate up to an approximately 1.5% fully diluted economic interest in our company.

        The total consideration paid in the Acquisition was approximately $748.0 million, consisting of:

  •
  approximately $406.6 million to purchase the equity of Duane Reade;

  •
  an aggregate amount of approximately $81.8 million to assume our amended asset-based revolving loan facility;

  •
  an aggregate amount of approximately $203.2 million to repurchase our outstanding senior convertible notes (representing 100% of the principal amount of those notes, plus $2.2 million of accrued but unpaid interest on those notes through July 30, 2004); and

  •
  an aggregate of approximately $55.9 million to pay fees, costs and expenses, including certain payments to members of our management, incurred in connection with the Acquisition and related transactions.

        We refer to the Acquisition, the equity contributions to Duane Reade Acquisition, the offering of the initial notes and the other transactions described above as the "Transactions." For more information regarding the Transactions, see "The Transactions."

Our Equity Sponsor

        Oak Hill Capital Partners, L.P. is a buyout fund with $1.6 billion of committed capital. Recent investments, other than the Acquisition, include Align Technology, Progressive Moulded Products, TravelCenters of America, WideOpenWest, Blackboard and Caribbean Restaurants. Since 1986, the partnership's initial investors and investment team have led 43 private equity transactions in a broad range of industries, including American Savings Bank (Washington Mutual), Bell & Howell Company, Wometco Cable Corporation, Williams Scotsman, Stage Stores and Oreck Corporation. Oak Hill Capital has entered into strategic relationships with other separate investment partnerships that share the "Oak Hill" name which, in the aggregate, manage over $10 billion of capital across multiple asset classes, including high yield and bank debt, public equity, distressed debt, venture capital and real estate.

Corporate Structure and Capital Structure

        The following chart describes our capital structure on an as-adjusted basis:

(1)
Approximately $152.9 million was drawn under this revolving loan facility as of September 25, 2004.

(2)
DRI I Inc., Duane Reade International, Inc. and Duane Reade Realty, Inc. are guarantors under the amended asset-based revolving loan facility, the senior secured notes and the notes.

The Obligors

        The notes were initially issued by Duane Reade Acquisition. In the Acquisition, Duane Reade Acquisition merged into Duane Reade Inc., with Duane Reade Inc. remaining as the surviving corporation. Duane Reade GP became a co-obligor with us under the notes upon completion of the Acquisition.

        Duane Reade Inc. is a corporation organized under the laws of the State of Delaware in 1992. Our principal executive offices are located at 440 Ninth Avenue, New York, New York 10001, and our telephone number is (212) 273-5700. Our web site address is www.duanereade.com. Our web site and the information contained in our web site are not a part of this prospectus.

        Duane Reade GP is a New York general partnership formed in 1985. Its principal offices are located at 440 Ninth Avenue, New York, New York 10001, and its telephone number is (212) 273-5700.

Summary of the Exchange Offer

        We are offering to exchange $195,000,000 aggregate principal amount of our exchange notes for a like aggregate principal amount of our initial notes. In order to exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Exchange Offer	We will exchange our exchange notes for a like aggregate principal amount at maturity of our initial notes.
Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on , 2004, unless we decide to extend it.
Conditions to the Exchange Offer	We will complete this exchange offer only if:
	•	there is no change in the laws and regulations that would impair our ability to proceed with this exchange offer,
	•	there is no change in the current interpretation of the staff of the Commission which permits resales of the exchange notes,
•
there is no stop order issued by the Commission that would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the exchange notes under the Trust Indenture Act of 1939,
	•	there is no litigation or threatened litigation that would impair our ability to proceed with this exchange offer, and
	•	we obtain all the governmental approvals we deem necessary to complete this exchange offer.
Please refer to the section in this prospectus entitled "The Exchange Offer—Conditions to the Exchange Offer."
Procedures for Tendering Initial Notes
To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to U.S. Bank National Association, as exchange agent, at its address indicated under "The Exchange Offer—Exchange Agent." In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. If your initial notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person promptly to tender your initial notes in this exchange offer. For more information on tendering your notes, please refer to the section in this prospectus entitled "The Exchange Offer—Procedures for Tendering Initial Notes."

Special Procedures for Beneficial Owners
If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.
Guaranteed Delivery Procedures
If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your notes by using the guaranteed delivery procedures described under the section of this prospectus entitled "The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure."
Withdrawal Rights
You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under "The Exchange Offer—Exchange Agent" before 5:00 p.m., New York City time, on the expiration date of the exchange offer.
Acceptance of Initial Notes and Delivery of Exchange Notes
If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial note that we do not accept for exchange to you without expense as promptly as practicable after the expiration date. We will deliver the exchange notes to you as promptly as practicable after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled "The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes."
Federal Income Tax Considerations Relating to the Exchange Offer
Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled "Certain Federal Income Tax Consequences to Non-United States Holders."[3]
Exchange Agent	U.S. Bank National Association is serving as exchange agent in the exchange offer.
Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled "The Exchange Offer—Fees and Expenses."
Use of Proceeds
We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the initial notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:
	•	you will not necessarily be able to require us to register your initial notes under the Securities Act,
•
you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and
	•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.
Please refer to the section of this prospectus entitled "Risk Factors—Your failure to participate in the exchange offer will have adverse consequences."
Resales
It may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to some conditions. Please refer to the section of this prospectus entitled "Risk Factors—Risks Relating to the Exchange Offer—Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes" and "Plan of Distribution."

Summary of the Terms of the Exchange Notes

Issuers	Duane Reade Inc. and Duane Reade GP.
Exchange Notes
$195,000,000 million aggregate principal amount of 9.75% Senior Subordinated Notes due 2011. The forms and terms of the exchange notes are the same as the form and terms of the initial notes except that the issuance of the exchange notes is registered under the Securities Act, will not bear legends restricting their transfer and will not be entitled to registration rights under our registration rights agreement. The exchange notes will evidence the same debt as the initial notes, and both the initial notes and the exchange notes will be governed by the same indenture.
Maturity Date	August 1, 2011.
Interest Payment Dates	February 1 and August 1, commencing February 1, 2005.
Guarantees	All of our existing direct and indirect subsidiaries, other than the co-obligor, Duane Reade GP, will guarantee the exchange notes on an unsecured, senior subordinated basis.

Ranking
The exchange notes will be unsecured and will be subordinated in right of payment to all of our and Duane Reade GP's existing and future unsubordinated indebtedness, including borrowings under our amended asset-based revolving loan facility and our senior secured notes. The exchange notes will rank equally with our and Duane Reade GP's senior subordinated indebtedness and senior to our and Duane Reade GP's subordinated indebtedness.

The guarantees of the exchange notes will be general unsecured obligations of the guarantors and will be subordinated in right of payment to all existing and future unsubordinated debt of the guarantors, which includes their guarantees of our amended asset-based revolving loan facility and our senior secured notes. Each guarantor's guarantee of the exchange notes will rank equally with its senior subordinated indebtedness and will rank senior in right of payment to any of its subordinated indebtedness.

As of September 25, 2004, on an as-adjusted basis, we had a total of $318.1 million of consolidated senior indebtedness, including $155.1 million under our $250.0 million amended asset-based revolving loan facility, $160.0 million under our senior secured notes and $3.0 million of capital leases.
Optional Redemption
We and Duane Reade GP may redeem the exchange notes, in whole or in part, at any time on or after August 1, 2008, at the redemption prices and in the manner described in the section "Description of Notes—Optional Redemption," plus accrued and unpaid interest.

In addition, we and Duane Reade GP may redeem up to 35% of the exchange notes before August 1, 2007, with net cash proceeds from certain equity offerings. However, we and Duane Reade GP may only make such redemptions if at least 65% of the aggregate principal amount of initial notes and exchange notes issued under the indenture, remains outstanding immediately after the occurrence of such redemption.
Change of Control
Upon the occurrence of specified change of control events, we and Duane Reade GP will be required to make an offer to repurchase all of the exchange notes. The purchase price will be 101% of the outstanding principal amount of the exchange notes plus accrued and unpaid interest to the date of repurchase. See "Description of Notes—Change of Control." Our ability to complete a change of control repurchase may be limited by the terms of our current and future indebtedness, including our amended asset-based revolving loan facility and our senior secured notes.

Certain Covenants	The indenture governing the notes will limit our ability to:
• incur additional indebtedness;
• pay dividends, make repayments on indebtedness that is subordinated to the notes and make other "restricted payments";
• incur certain liens;
• use proceeds from sales of assets;
• enter into business combination transactions (including mergers, consolidations and asset sales);
• enter into transactions with our affiliates; and
• permit restrictions on the payment of dividends by our subsidiaries.
These covenants are subject to important qualifications and exceptions. See "Description of Notes—Certain Covenants."
Use of Proceeds
We will not receive any proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes.
Absence of a Public Market for the Exchange Notes
The exchange notes are new securities with no established market for them. We cannot assure you that a market for these exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled "Risk Factors—Risks Relating to the Exchange Offer—There may be no active or liquid market for the exchange notes."
Form of the Exchange Notes
The exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company with U.S. Bank National Association, as custodian. You will not receive exchange notes in certificated form unless one of the events described in the section of this prospectus entitled "Description of Notes—Book Entry; Delivery and Form—Exchange of Book Entry Notes for Certificated Notes" occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these exchange notes will be effected only through, records maintained in book-entry form by The Depository Trust Company with respect to its participants.

Risk Factors

        An investment in the exchange notes involves substantial risks. See "Risk Factors" immediately following this summary for a discussion of certain risks you should consider before participating in the exchange offer.

SUMMARY UNAUDITED PRO FORMA
FINANCIAL INFORMATION AND STATISTICAL DATA

        The summary unaudited pro forma financial information and statistical data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the pro forma financial statements and the notes related to those statements appearing under the caption, "Unaudited Pro Forma Consolidated Financial Information," in this prospectus.

        The summary unaudited pro forma financial information and statistical data presented below is derived from the unaudited pro forma consolidated financial information and related notes included under the caption, "Unaudited Pro Forma Consolidated Financial Information," in this prospectus and presents summary unaudited pro forma financial data for the fiscal year ended December 27, 2003 and the 39 weeks ended September 25, 2004. The unaudited pro forma consolidated statement of operations data reflects adjustments to our consolidated historical financial information to give effect to the Acquisition and the other transactions described in the introduction to "Unaudited Pro Forma Consolidated Financial Information" as if these transactions occured at the first day of the fiscal year ended December 27, 2003. The summary unaudited pro forma financial information does not purport to present our actual results of operations had the Transactions and events reflected by them in fact occurred, on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future. The summary unaudited pro forma financial information is based on certain assumptions and adjustments described in the notes in the unaudited pro forma consolidated financial information and should be read in conjunction with those notes.

	Pro Forma Fiscal Year Ended December 27, 2003	Pro Forma Thirty-Nine Weeks Ended September 25, 2004
	(dollars in thousands)
Statement of Operations Data:
Net sales	$1,383,828	$1,064,398
Cost of sales	1,087,092	835,988

Gross profit	296,736	288,410
Selling, general & administrative expenses	226,566	178,721
Labor contingency expense(1)	12,600	3,300
Other(2)	4,571	3,428
Depreciation and amortization	42,851	36,231
Store pre-opening expenses	1,063	836

Operating income (loss)	9,085	5,894
Interest expense, net	34,990	25,884

Loss before income taxes.	(25,905)	(19,990)
Income tax benefit	(12,874)	(10,408)

Net loss	$(13,031)	$(9,582)

Operating and Other Data:
Adjusted FIFO EBITDA(3)	$64,896	$46,145

(1)
Under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," we recorded a non-cash pre-tax charge of $1.1 million for each of the quarters ended March 27, 2004 and June 26, 2004, $0.4 million in the period from June 27, 2004 through July 30, 2004 and $0.7 million during the period from July 31, 2004 through September 25, 2004 and $12.6 million for the fiscal year ended December 27, 2003, representing our current best estimate of the loss that would result upon application of a National Labor Relations Board's decision in a litigation matter relating to our collective bargaining agreement with the Allied Trades Council, a union representing employees in 139 of our stores. Until such time as further legal developments warrant a change in the application of this accounting standard, or until this matter is resolved, we will record additional non-cash pre-tax charges, which are calculated on the same basis as the charge recorded in the fiscal 2003 historical financial statements. We currently estimate that the charge in the remainder of 2004 will approximate $1.1 million. See Note 20 to the consolidated financial statements, which provides additional information with respect to this charge. See also "Business—Legal Proceedings."

(2)
Records a management fee payable to Oak Hill and payments made to our CEO in connection with the Acquisition.

(3)
As used in this prospectus, Adjusted FIFO EBITDA means earnings before interest, income taxes, depreciation, amortization, expenses related to the Acquisition, labor contingency expense, non-cash charges and credits related to the LIFO inventory valuation method, extraordinary charges and other non-recurring charges. We believe that Adjusted FIFO EBITDA, as presented, represents a useful measure of assessing the performance of our ongoing operating activities, as it reflects our earnings trends without the impact of certain non-cash charges and other non-recurring items. Targets and positive trends in Adjusted FIFO EBITDA are used as performance measures for determining certain compensation of management. Adjusted FIFO EBITDA is also used by some of our creditors in assessing debt covenant compliance.

We understand that, although security analysts frequently use Adjusted FIFO EBITDA in the evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. Adjusted FIFO EBITDA is not intended as an alternative to net income as an indicator of our operating performance, or as an alternative to any other measure of performance in conformity with generally accepted accounting principles, nor as an alternative to cash flow from operating activities as a measure of liquidity.

A reconciliation of net loss to Adjusted FIFO EBITDA is as follows:

	Pro Forma Fiscal Year Ended December 27, 2003	Pro Forma Thirty-Nine Weeks Ended September 25, 2004
Net (loss)	$(13,031)	$(9,582)
Income tax (benefit)	(12,874)	(10,408)
Interest expense, net	34,990	25,884
Depreciation and amortization(a)	42,851	36,231
Labor contingency expense	12,600	3,300
LIFO (Income) Provision	360	720

Adjusted FIFO EBITDA(b)	$64,896	$46,145

  (a)
  Excludes amortization expense associated with deferred financing costs, which is included in the line item entitled "Interest expense."

  (b)
  Pro forma Adjusted FIFO EBITDA also includes the following items:

	Pro Forma Fiscal Year Ended December 27, 2003	Pro Forma Thirty-Nine Weeks Ended September 25, 2004
Non-cash deferred rent expense(A)	$8,451	$4,658
Oak Hill management fee(B)	1,250	938
Employee benefit cost due to the CEO(C)	3,321	2,490
Non-recurring professional fees(D)	4,067	3,125
Blackout losses(E)	1,260	—
Shelf labeling program costs(F)	965	50
Shelf labeling program savings(F)	3,785	—
Workforce reduction savings(G)	2,649	248
Severance costs(H)	—	257

    (A)
    Under GAAP, in each fiscal period, for each leased store, we record as rent expense the total amounts payable as rent during the term of the store's lease, evenly distributed over the lease term. Non-cash deferred rent expense for a period equals our total rent expense recorded under GAAP less cash rent expense actually payable in the period.

    (B)
    Represents an annual management fee of $1.25 million per year payable to Oak Hill.

    (C)
    Represents a long-term cash award of $0.9 million per year and the accrued costs related to the expected transfer of a 1998 corporate owned life insurance policy to the CEO in July 2006. See "Management—Contracts with Executive Officers—Mr. Cuti's Employment Agreement" for more information.

    (D)
    For the fiscal year ended December 27, 2003 and the 39 weeks ended September 25, 2004, we incurred costs associated with certain litigation matters, which we estimate represented approximately $4.1 million and $3.1 million, respectively, of our total legal and professional fees of $7.6 million and $6.1 million, respectively, during those periods. The non-recurring litigation matters involve:

    •
    a claim for recovery of business interruption losses sustained as a result of the September 11 terrorist attacks and the destruction of two store locations at the World Trade Center. (For the fiscal year ended December 27, 2003 and the 39 weeks ended September 25, 2004, the World Trade Center litigation was the largest of our non-recurring legal and professional fee items, at approximately $1.9 million and $0.5 million, respectively, during those periods.);

    •
    claims by and cross-claims against a former supplier of pharmaceutical merchandise to us;

    •
    a claim brought against us by our delivery drivers, which as of September 25, 2004 had been substantially resolved, except as to the issue of legal fees to be paid to plantiffs' counsel;

    •
    a dispute involving a real estate renovation at a landmark location; and

    •
    various collective bargaining claims and other state and federal claims involving a labor union.

    (E)
    We incurred losses as a result of the regional power interruption in the Northeastern United States during August 2003. The majority of these losses (approximately $1.0 million) was a result of the lost sales and margin that resulted from our temporary inability to operate a majority of our store locations. We also incurred inventory losses of approximately $0.2 million and other minor expenses as a result of the blackout, including incremental labor costs.

    (F)
    In the third quarter of 2003, we initiated the implementation of a new shelf labeling program in our stores, which was substantially completed as of December 2003. The new shelf labeling system uses in-store printers and hand-held scanning devices to identify and print shelf labels for all merchandise in a store rather than individually pricing every item. The implementation cost for this new shelf labeling program was approximately $1.0 million, which consists mainly of store labor costs associated with initial implementation. The shelf labeling program has provided us with savings from the reduced labor costs at the stores since the employees will no longer have to individually item-price the products. Had this program been in place in our stores for the entire fiscal year ended December 27, 2003, we believe that store labor expenses over this period would have been reduced by approximately $3.8 million. Merchandise is now more accurately priced, with better visibility to customers.

    (G)
    During the first quarter of 2004, we implemented a reduction of general and administrative staff in anticipation of the Acquisition, and the related responsibilities were reassigned to existing personnel. The payroll and related costs for the individuals affected by the reduction for fiscal year ended December 27, 2003 and the 39 weeks ended September 25, 2004 were approximately $2.6 million and $0.3, respectively.

    (H)
    Reflects one-time severance costs related to the reduction in staff described in note (G) above.

SUMMARY HISTORICAL FINANCIAL INFORMATION AND STATISTICAL DATA

        The summary historical consolidated financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes related to those statements appearing elsewhere in this prospectus.

        Although Duane Reade Inc. was the surviving legal entity in the Acquisition, under GAAP, as a result of the Acquisition and resulting change in control and change in historical cost basis of accounting, we are required to present separately our operating results for predecessor periods up to and including the closing date of the Acquisition (December 28, 2003 through July 30, 2004 and the fiscal years from 1999 through 2003) and the successor period following the closing date of the Acquisition (July 31, 2004 through September 25, 2004). Except where the context otherwise requires, all references to "we," "us," and "our" (and similar terms) in the data below and the related footnotes mean the successor for periods ending after July 30, 2004 and the predecessor for periods ending on or prior to July 30, 2004.

        The summary historical consolidated financial and other data set forth below as of and for the fiscal years ended December 25, 1999, December 30, 2000, December 29, 2001, December 28, 2002 and December 27, 2003 have been derived from our audited consolidated financial statements. The unaudited historical consolidated financial data and other data set forth below as of and for the 39 weeks ended September 27, 2003, the period from December 28, 2003 to July 30, 2004 and the period from July 31, 2004 to September 25, 2004 have been derived from our unaudited consolidated interim financial statements.

	Predecessor							Successor
							December 28, 2003 through July 30, 2004	July 31, 2004 through September 25, 2004
	Fiscal Year(1)					Thirty-Nine Weeks Ended September 27, 2003
	1999	2000	2001	2002	2003
	(dollars in thousands, except percentages and store data)
Statement of Operations Data:
Net sales	$839,771	$1,000,068	$1,143,564	$1,274,451	$1,383,828	$1,027,398	$846,842	$217,556
Cost of sales	621,510	745,717	871,215	988,033	1,087,092	808,124	663,223	172,765

Gross profit	218,261	254,351	272,349	286,418	296,736	219,274	183,619	44,791
Selling, general & administrative expenses	135,786	155,584	172,972	198,513	227,910	167,130	142,293	37,355
Labor contingency expense(2)	—	—	—	—	12,600	—	2,611	689
Transaction expenses(3)	—	—	—	—	644	—	3,005	37,118
Depreciation and amortization	21,415	23,151	26,634	26,935	32,335	23,874	21,902	7,280
Insurance recovery(4)	—	—	—	(9,378)	—	—	—	—
Store pre-opening expenses	1,492	1,395	1,667	2,086	1,063	798	470	366
Other(5)	—	—	—	—	—	—	—	25,291

Operating income (loss)	59,568	74,221	71,076	68,262	22,184	27,472	13,338	(63,308)
Debt extinguishment(6)	—	—	2,616	11,371	812	812	—	—
Interest expense, net	29,348	35,935	27,623	17,925	14,117	10,452	7,977	6,283

Income (loss) before income taxes & cumulative effect of accounting change	30,220	38,286	40,837	38,966	7,255	16,208	5,361	(69,591)
Income tax benefit (expense)	10,471	(15,610)	(16,107)	(14,127)	(2,181)	(7,132)	(1,555)	32,048

Income (loss) before cumulative effect of accounting change	40,691	22,676	24,730	24,839	5,074	9,076	3,806	(37,543)
Cumulative effect of accounting change, net(7)	—	—	—	(9,262)	—	—	—	—

Net income (loss)	$40,691	$22,676	$24,730	$15,577	$5,074	$9,076	$3,806	$(37,543)

Balance Sheet Data (at end of period):
Working capital	$120,036	$154,466	$214,109	$216,096	$227,558	$230,921	N/A	$213,270
Total assets	510,294	570,930	678,985	729,523	787,526	775,039	N/A	963,150
Total debt and capital lease obligations	341,042	353,001	247,155	269,741	272,910	285,072	N/A	505,942
Stockholders' equity	66,516	114,497	295,207	329,868	337,321	338,943	N/A	201,954

Operating and Other Data:
Net cash provided by (used in) operating activities	$16,888	$22,074	$25,762	$42,537	$47,444	$29,764	$21,550	$(21,955)
Net cash used in investing activities	(45,309)	(32,647)	(48,052)	(60,520)	(55,115)	(45,784)	(32,477)	(425,888)
Net cash provided by financing activities	28,565	10,539	26,283	17,194	4,740	13,140	11,013	447,922
Adjusted FIFO EBITDA(8)	80,983	97,372	97,710	85,730	68,123	51,796	41,416	6,439
Adjusted FIFO EBITDA as a percentage of sales(8)	9.6%	9.7%	8.5%	6.7%	4.9%	5.0%	4.9%	3.0%
Capital expenditures:
New, remodeled and relocated stores	$33,981	$22,821	$36,818	$39,497	$29,074	$24,489	$16,395	$4,527
Office and warehouse expansions	—	—	—	528	2,070	1,750	—	—
Acquisitions	13,873	1,247	2,259	5,954	6,197	6,197	9,550	5,565

Growth capital expenditures	47,854	24,068	39,077	45,979	37,341	32,436	25,945	10,092
Maintenance capital expenditures	8,187	8,579	10,375	14,541	16,392	13,348	6,532	2,112

Total capital expenditures	$56,041	$32,647	$49,452	$60,520	$53,733	$45,784	$32,477	$12,204
	Fiscal Year(1)					Thirty-Nine Weeks Ended September 27, 2003	Thirty-Nine Weeks Ended September 25, 2004
	1999	2000	2001	2002	2003
	(dollars in thousands, except percentages and store data)
Operating Statistics:
Number of stores at end of period	149	172	200	228	241	239	255
Total sales growth	43.0%	19.1%	14.3%	11.4%	8.6%	8.9%	3.6%
Same-store sales growth(9)	8.9%	7.3%	6.3%	4.8%	2.7%	2.6%	0.8%
Pharmacy same-store sales growth(9)	21.0%	18.8%	16.6%	12.1%	7.5%	7.7%	5.4%
Front-end same-store sales growth(9)	4.0%	1.8%	0.6%	0.0%	(0.8)%	(1.1)%	(2.8)%
Average store size (square feet) at end of period	7,438	7,166	7,169	6,921	7,115	7,048	6,999
Pharmacy sales as a % of net sales	31.9%	35.4%	39.2%	41.8%	43.6%	43.6%	45.5%
Third party plan sales as a % of pharmacy sales	81.2%	84.0%	86.9%	90.2%	91.4%	91.3%	92.2%

(1)
The 2000 fiscal year contains 53 weeks. All other fiscal years presented contain 52 weeks.

(2)
Under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," we recorded a non-cash pre-tax charge of $12.6 million in fiscal 2003 and additional non-cash pre-tax charges of $1.1 million for the quarters ended March 27, 2004 and June 26, 2004, $0.4 million in the period from June 27, 2004 through July 30, 2004 and $0.7 million during the period from July 31, 2004 through September 25, 2004, representing our current best estimate of the loss that would result upon application of a National Labor Relations Board decision in a litigation matter relating to our collective bargaining agreement with the Allied Trades Council, a union representing employees in 139 of our stores. Until such time as further legal developments warrant a change in the application of this accounting standard, or until this matter is resolved, we will record additional non-cash pre-tax charges, which are calculated on the same basis as the charge recorded in the 2003 financial statements. We currently estimate that the charge in the remainder of 2004 will approximate $1.1 million. Note 20 to the consolidated financial statements covering the fiscal years ended December 29, 2001, December 28, 2002 and December 27, 2003 provides additional information with respect to this charge. See also "Business—Legal Proceedings."

(3)
We incurred one-time pre-tax expenses of approximately $0.6 million, $1.1 million and $1.5 million in fiscal 2003, the first quarter of 2004 and the second quarter of 2004 respectively, related to the Acquisition. We incurred one-time pre-tax expenses of approximately $0.4 million and $37.1 million during the period from June 27, 2004 to July 30, 2004 and the period from July 31, 2004 to September 25, 2004, respectively, related to the Acquisition. These transaction expenses included legal and professional fees, change of control payments to management and a transaction fee paid to Oak Hill.

(4)
Represents the recovery of a portion of our business interruption claim associated with attacks on the World Trade Center in September 2001.

(5)
Includes $24.5 million recorded in connection with our election to terminate our CEO's Supplemental Executive Retirement Plan obligations in accordance with his amended employment agreement. Also includes $0.6 million of other CEO compensation-related costs and

  $0.2 million representing the accrued portion of the annual $1.25 million management fee payable to Oak Hill. See "Management—Contracts with Executive Officers—Mr. Cuti's Employment Agreement" for more information.

(6)
We incurred pre-tax expenses of approximately $0.8 million, $11.4 million and $2.6 million in fiscal 2003, 2002 and 2001, respectively, related to the retirement of a portion of our debt. Refer to note 16 of the consolidated financial statements covering the fiscal years ended December 29, 2001, December 28, 2002 and December 27, 2003 for a further explanation of these charges. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Fiscal 2003 Compared to Fiscal 2002" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Fiscal 2002 Compared to Fiscal 2001."

(7)
We incurred one-time non-cash after-tax expenses of approximately $9.3 million in fiscal 2002 related to the conversion of our inventory valuation method from FIFO to specific cost LIFO. Refer to note 1 of the consolidated financial statements covering the fiscal years ended December 29, 2001, December 28, 2002 and December 27, 2003 for a further explanation of this charge. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Fiscal 2003 Compared to Fiscal 2002" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Fiscal 2002 Compared to Fiscal 2001."

(8)
A reconciliation of net income (loss) to Adjusted FIFO EBITDA for each period included above is set forth below:

	Predecessor							Successor
							December 28, 2003 through July 30, 2004	July 31, 2004 through September 25, 2004
	Fiscal Year					Thirty-Nine Weeks Ended September 27, 2003
	1999	2000	2001	2002	2003
	(dollars in thousands)
Net income (loss)	$40,691	$22,676	$24,730	$15,577	$5,074	$9,076	$3,806	$(37,543)
Income tax (benefit) expense	(10,471)	15,610	16,107	14,127	2,181	7,132	1,555	(32,048)
Interest expense	29,348	35,935	27,623	17,925	14,117	10,452	7,977	6,283
Depreciation and amortization(a)	21,415	23,151	26,634	26,935	32,335	23,874	21,902	7,280
Debt extinguishment	—	—	2,616	11,371	812	812	—	—
Transaction expenses	—	—	—	—	644	—	3,005	37,118
Labor contingency expenses	—	—	—	—	12,600	—	2,611	689
CEO SERP settlement fees	—	—	—	—	—	—	—	24,500
Insurance recovery	—	—	—	(9,378)	—	—	—	—
Cumulative effect of accounting change, net	—	—	—	9,262	—	—	—	—
LIFO (Income) Provision	—	—	—	(89)	360	450	560	160

Adjusted FIFO EBITDA (b)	$80,983	$97,372	$97,710	$85,730	$68,123	$51,796	$41,416	$6,439

  (a)
  Excludes amortization expense associated with deferred financing costs, which is included in the line item entitled "Interest expense."

  (b)
  Adjusted FIFO EBITDA includes non-cash deferred rent expense and other non-cash items. Under GAAP, in each fiscal period, for each leased store, we record as rent expense the total amounts payable as rent during the term of the store's lease evenly distributed over the lease term. Non-cash deferred rent expense for a period equals our total rent expense recorded under GAAP less cash rent expense actually paid in the period. Amounts listed below as "other non-cash items" relate to (1) a gain of $0.4 million in the 1999 fiscal year resulting from the sale of our former warehouse facility, (2) a gain of $1.4 million in the 2001 fiscal year resulting from the sale of several of our pharmacy customer files and (3) $0.8 million of non-cash expenses in the successor period for costs incurred in connection with the Acquisition. The non-cash deferred rent and other non-cash items recorded in each period are as follows:

	Predecessor							Successor
							December 28, 2003 through July 30, 2004	July 31, 2004 through September 25, 2004
	Fiscal Year					Thirty-Nine Weeks Ended September 27, 2003
	1999	2000	2001	2002	2003
	(dollars in thousands)
Non-cash deferred rent	$5,220	$3,985	$5,744	$9,590	$8,451	$6,380	$3,406	$1,252
Other non-cash items	(441)	—	(1,379)	—	—	—	—	791
(9)
Same-store sales figures include stores that have been in operation for at least 13 months.

RISK FACTORS

        Investing in the exchange notes involves a high degree of risk. Prospective purchasers of the exchange notes should carefully consider the following matters, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes, before making an investment in the notes. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or that may adversely affect our business. Information contained in this section may be considered "forward-looking statements." See "Special Note Regarding Forward-Looking Statements" for a discussion of certain qualifications regarding such statements.

Risks Related to Our Capital Structure

Our substantial indebtedness could prevent us from fulfilling our obligations under the notes and may otherwise restrict our activities.

        After the Acquisition, we had a significant amount of indebtedness. As of September 25, 2004, on an as-adjusted basis, we had a total of approximately $513.1 million of indebtedness outstanding, consisting of approximately $155.1 million outstanding under our amended asset-based revolving loan facility, $160.0 million of senior secured notes, $195.0 million of notes and approximately $3.0 million of capital lease obligations. See "Description of Other Indebtedness."

        Our outstanding indebtedness, including that under our amended asset-based revolving loan facility and our senior secured notes, could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to these notes;

  •
  limit our ability to obtain additional financing for funding our growth strategy, capital expenditures, acquisitions, working capital or other purposes;

  •
  require us to dedicate a substantial portion of our operating cash flow to service our debt, thereby reducing funds available for our growth strategy, capital expenditures, acquisitions, working capital and other purposes;

  •
  increase our vulnerability to adverse economic, regulatory and industry conditions;

  •
  limit our flexibility in planning for, or responding to, changing business and economic conditions, including reacting to any economic slowdown in the New York greater metropolitan area;

  •
  place us at a competitive disadvantage relative to our competitors with less indebtedness; and

  •
  subject us to financial and other restrictive covenants, and our failure to comply with these covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of all of our indebtedness.

        In addition, our amended asset-based revolving loan facility will mature in 2008, and our senior secured notes will mature on December 15, 2010. As a result, we may be required to refinance any outstanding amounts under such indebtedness prior to the maturity of the notes. We may not be able to obtain such refinancing on commercially reasonable terms or at all. Failure to refinance our indebtedness could have a material, adverse effect on us and could require us to dispose of assets if we cannot refinance our indebtedness.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantial additional indebtedness. This could further exacerbate the risks associated with our existing substantial indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. We are able to incur up to $250.0 million in total indebtedness under our amended asset-based revolving loan facility and request that the maximum be increased to $275.0 million. On an as-adjusted basis, approximately $155.1 million was outstanding under our amended asset-based revolving loan facility as of September 25, 2004. Our ability to borrow under our amended asset-based revolving loan facility was subject to a borrowing base formula. The agreements governing our amended asset-based revolving loan facility and our senior secured notes also allow us to incur additional other indebtedness. The indenture governing the notes contains some limitations on our ability to incur indebtedness; however, it may not prohibit us from incurring additional indebtedness. If new indebtedness is added to our and our subsidiaries' current indebtedness levels, the related risks that we and they now face would intensify. See "Description of Notes—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock," "Description of Other Indebtedness—Amended Asset-Based Revolving Loan Facility" and "Description of Other Indebtedness—Senior Secured Notes."

In addition to the covenants under the indenture governing the notes, the agreement governing our amended asset-based revolving loan facility and the indenture governing our senior secured notes include restrictive and financial covenants that may limit our operating and financial flexibility.

        The indenture governing the notes, the agreement governing our amended asset-based revolving loan facility and the indenture governing our senior secured notes contain covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest. These include restrictions on our ability to:

  •
  incur additional indebtedness;

  •
  pay dividends or distributions on, or redeem or repurchase, our capital stock;

  •
  negative pledges with respect to our assets;

  •
  prepay, redeem or repurchase specified indebtedness;

  •
  merge, consolidate or sell our assets or enter into other business combination transactions;

  •
  make acquisitions, capital expenditure investments or other investments;

  •
  enter into transactions with our affiliates;

  •
  incur certain liens;

  •
  enter into sale-leaseback transactions;

  •
  use proceeds from sale of assets;

  •
  permit restrictions on the payment of dividends by our subsidiaries;

  •
  sell capital stock of our subsidiaries; and

  •
  change our business.

        In addition, the agreement governing our amended asset-based revolving loan facility contains a financial covenant that will become effective in the event our borrowings under the facility loan result in less than 10% of the borrowing base remaining available. This financial covenant would require us to comply with a minimum fixed charge coverage ratio. Our failure to meet such financial covenant may result in the accelerated repayment of indebtedness under our amended asset-based revolving loan facility.

Risk Related to the Exchange Notes

Your right to receive payments on the exchange notes is contractually subordinated to our senior indebtedness including under our amended asset-based revolving loan facility and our senior secured notes. The exchange notes, in certain other circumstances, may be effectively subordinated to any existing and future liabilities of our non-guarantor subsidiaries, if any.

        Payment on the exchange notes will be subordinated in right of payment to all of our current and future senior debt, including our obligations under our amended asset-based revolving loan facility and our senior secured notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made on the notes. In these cases, we may not have sufficient funds to pay all of our creditors, and holders of the exchange notes may receive less, ratably, than the holders of our senior debt. In addition, all payments on the exchange notes and the related guarantees will be blocked in the event of a payment default under our designated senior indebtedness and may be blocked for up to 179 consecutive days if other defaults occur on our designated senior indebtedness. All amounts outstanding from time to time under our amended asset-based revolving loan facility and our senior secured notes, as well as any other debt so designated by us, will be designated senior indebtedness. See "Description of Notes—Subordination." Substantially the same risks apply to the guarantees of the exchange notes by our guarantor subsidiaries, since they are also guarantors on a secured, unsubordinated basis under our amended asset-based revolving loan facility and senior secured notes.

        As of September 25, 2004, on an as-adjusted basis, the exchange notes and the related guarantees would have been subordinated to approximately $318.1 million of indebtedness under our amended asset-based revolving loan facility, our senior secured notes and our outstanding capital leases. In addition, the indenture governing the exchange notes, our amended asset-based revolving loan facility and our senior secured notes permit us and the guarantors, subject to specified limitations, to incur additional debt, some or all of which may be senior debt.

        In addition, the exchange notes will be effectively subordinated to all existing and future liabilities, including claims with respect to trade payables, of any subsidiary which is not a guarantor of the exchange notes.

Since the exchange notes are unsecured, your right to enforce remedies is limited by the rights of holders of secured debt.

        In addition to being contractually subordinated to all of our existing and future unsubordinated indebtedness, our obligations under the exchange notes will be unsecured, while our obligations under our amended asset-based revolving loan facility, our senior secured notes and related guarantees are secured by substantially all of our assets and those of our subsidiaries. If we become insolvent or are liquidated, or if payment under our amended asset-based revolving loan facility or our senior secured notes is accelerated, the lenders under our amended asset-based revolving loan facility and our senior secured notes are entitled to exercise the remedies available to a secured lender under applicable law. These lenders have a claim on all assets securing our amended asset-based revolving loan facility, our senior secured notes and related guarantees before the holders of unsecured debt, including the exchange notes. See "Description of Other Indebtedness."

We may not have the ability to purchase the exchange notes upon a change of control.

        Upon the occurrence of specified change of control events, we will be required to offer to purchase each holder's exchange notes at a price equal to 101% of their principal amount plus accrued and unpaid interest, unless all exchange notes have been previously called for redemption. The holders of other debt securities that we may issue in the future, which rank equally in right of payment with the exchange notes, may also have this right. The occurrence of a change of control would constitute an event of default under the agreement governing our amended asset-based revolving loan facility and/or any of our future credit agreements, in which case our lenders may terminate their commitments under our credit agreements and accelerate all amounts outstanding under the relevant credit facilities. Furthermore, the indenture governing our senior secured notes contains change of control provisions that are similar to those contained in the indenture governing the exchange notes. Therefore, we may not have sufficient financial resources to purchase or repay all of the debt securities or other indebtedness with such provisions triggered by a change of control offer. All payments on the exchange notes and the related guarantees, including upon a change of control, will be blocked in the event of a payment default on our designated senior debt and may be blocked up to 179 consecutive days if other defaults occur on our designated senior debt. See "Description of Notes—Subordination."

We, Duane Reade GP and the guarantors may be subject to laws relating to fraudulent conveyance.

        Various fraudulent conveyance laws have been enacted for the protection of creditors and may be used by a court to subordinate or void the exchange notes in favor of our other existing and future creditors. If a court, in a lawsuit on behalf of any of our unpaid creditors or a representative of those creditors, were to find that, at the time we and Duane Reade GP assume the exchange notes we and/or Duane Reade GP:

  •
  intended to hinder, delay, or defraud any existing or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or did not receive fair consideration or reasonably equivalent value for issuing the exchange notes; and

  •
  were insolvent;

  •
  were rendered insolvent by reason of that issuance;

  •
  were engaged or about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our business; or

  •
  intended to incur, or believed that we would incur, debts beyond our ability to pay as they matured,

the court could void our obligations under the exchange notes. Alternatively, the claims of the holders of exchange notes could be subordinated to claims of our other creditors. Similar risks apply to the guarantees of the exchange notes.

        The measures of insolvency for purposes of these fraudulent conveyance laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent conveyance has occurred. Generally, however, each of us or any guarantor would be considered insolvent if:

  •
  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets, as the case may be;

  •
  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts as they became due.

        Based on financial and other information currently available to us, we and Duane Reade GP believe:

  •
  the exchange notes and the guarantees will be issued for proper purposes and in good faith;

  •
  each of we, Duane Reade GP and the guarantors will be solvent after issuing the exchange notes and the guarantees, respectively;

  •
  each of we, Duane Reade GP and the guarantors will be able to pay its debts as they mature after issuing the exchange notes and the guarantees, respectively; and

  •
  each of we, Duane Reade GP and the guarantors will not have unreasonably small capital for the business in which it is engaged.

        We did not obtain a valuation opinion. A court may apply a different standard in making these determinations or disagree with our conclusions in this regard.

An active trading market for the exchange notes may not develop.

        The exchange notes are a new issue of securities for which there is currently no public market. The exchange notes will not be listed on any securities exchange or included in any automated quotation system. We do not know whether an active trading market will develop for the exchange notes. Although the initial purchasers have informed us that they intend to make a market in the exchange notes, they are under no obligation to do so and may discontinue any market making activities at any time without notice. Accordingly, no market for the exchange notes may develop, and any market that develops may not last.

        Even if a trading market for the exchange notes does develop, you may not be able to sell your exchange notes at a particular time, if at all, or you may not be able to obtain the price you desire for your exchange notes. If the exchange notes are traded after their initial issuance, they may trade at a discount from their initial offering price or the offering price of the initial notes depending on many factors including prevailing interest rates, the market for similar securities, our credit rating, the interest of securities dealers in making a market for the exchange notes, the price of any other securities we issue, the performance prospects and financial condition of our company as well as of other companies in our industry. We do not intend to apply for listing of the exchange notes on any securities exchange or other stock market.

        Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial fluctuations in the price of the securities. Even if a trading market for the exchange notes develops, it may be subject to disruptions and price volatility.

Risks Related to the Exchange Offer

The issuance of the exchange notes may adversely affect the market for the initial notes.

        If initial notes are tendered for exchange and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Please refer to the section in this prospectus entitled "—Your failure to participate in the exchange offer will have adverse consequences."

Your failure to participate in the exchange offer will have adverse consequences.

        The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, you may no longer be able to obligate us to register the initial notes under the Securities Act.

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

        Based on certain no-action letters issued by the staff of the Commission, we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under "Plan of Distribution," you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

Risks Related to the Acquisition

We are named parties to a number of purported class action complaints in connection with the Acquisition that may have a negative impact on us.

        A number of purported class action complaints challenging the Acquisition have been filed in various jurisdictions. All of these complaints purport to be brought on behalf of our current common stockholders and allege that the named defendants purportedly breached duties owed to the common stockholders in connection with the Acquisition. See "Business—Legal Proceedings—Litigation Relating to the Acquisition."

        An adverse outcome in this litigation could have a material, adverse effect on our results of operations and cash flows.

We are a privately-held company effectively controlled by a single stockholder, and that stockholder may effect changes to our board of directors, management and business plan, and interests of that stockholder may conflict with your interests as a noteholder.

        Duane Reade Holdings owns 100% of our outstanding shares of common stock. Duane Reade Shareholders owns substantially all of the outstanding shares of common stock of Duane Reade Holdings. Oak Hill owns a majority of the voting membership interests in Duane Reade Shareholders. See "The Transactions" and "Principal Shareholders."

        Accordingly, Oak Hill indirectly beneficially owns a majority of our outstanding shares of common stock and can determine the outcomes of the elections of members of our board of directors and the outcome of corporate actions requiring stockholder approval, including mergers, consolidations and the sale of all or substantially all of our assets. Oak Hill also controls our management, policies and financing decisions and is in a position to prevent or cause a change of control of us. The interests of Oak Hill could conflict with yours. For example, if we encounter financial difficulties or are unable to pay our debts as they come due, the interests of Oak Hill as an equity holder might conflict with your interests as a noteholder. Oak Hill may have an interest in pursuing acquisitions, divestitures or financings or other transactions that, in its judgment could enhance its equity investment, even though such transactions may involve significant risks to you as a noteholder. In addition, Oak Hill and its affiliates may in the future own interests in businesses that compete with ours.

Risks Related to Our Business

We face a high level of competition in our markets.

        We operate in highly competitive markets. In the New York greater metropolitan area, we compete against national, regional and local drugstore chains, discount drugstores, supermarkets, combination food and drugstores, discount general merchandise stores, mass merchandisers, independent drugstores and local merchants. Major chain competitors in the New York greater metropolitan area include CVS, Rite Aid, Eckerd and Walgreens. In addition, other chain stores may enter the New York greater metropolitan area and become significant competitors in the future. Many of our competitors have greater financial and other resources than we do. Currently, we have the largest market share in the New York metropolitan area compared to our competitors in the drugstore business. If any of our current competitors, or new competitors, were to devote significant resources to enhancing or establishing an increased presence in the New York greater metropolitan area, they could make it difficult for us to maintain or grow our market share or maintain our margins, and our advertising and promotional costs could increase. Our photofinishing business has recently experienced negative growth as the industry as a whole experiences declines in use of traditional technologies and as we have made the transition to digital photofinishing. Our digital photofinishing business may not grow as expected. As a result, our business and prospects could suffer. This competition could materially adversely affect our results of operations and financial condition in the future. In addition to competition from the drugstore chains named above, our pharmacy business also competes with hospitals, health maintenance organizations and Canadian imports.

        Another adverse trend for drugstore retailing has been the rapid growth in mail-order and internet-based prescription processors. These prescription distribution methods have grown in market share relative to drugstores as a result of the rapid rise in drug costs experienced in recent years. Mail-order prescription distribution methods are perceived by employers and insurers as being less costly than traditional distribution methods and are being mandated by an increasing number of third party pharmacy benefit managers, many of which also own and manage mail-order distribution operations. In addition to these forms of mail-order distribution, there have also been an increasing number of internet-based prescription distributors that specialize in offering certain high demand lifestyle drugs at deeply discounted prices. A number of these internet-based distributors operate illicitly and outside the reach of regulations that govern legitimate drug retailers. Competition from Canadian imports has also been increasing significantly recently and also creates volume and pricing pressure. Imports from foreign countries may increase further if recently introduced legislation seeking to legalize the importation of drugs from Canada and other countries is eventually enacted. These alternate distribution channels have acted to restrain the rate of sales growth for traditional chain drug retailers in the last few years.

We operate in a concentrated region and, as a result, our business is significantly influenced by the economic conditions and other characteristics of the New York greater metropolitan area.

        Substantially all of our stores are located in the New York greater metropolitan area. As a result, we are sensitive to, and our success will be substantially affected by, economic conditions and other factors affecting this region, such as the regulatory environment, the cost of energy, real estate, insurance, taxes and rent, weather, demographics, the availability of labor, and geopolitical factors such as terrorism. We cannot predict economic conditions in this region. During the 1990s, the New York City economy grew substantially, and our business benefited from this high rate of economic growth. As a result of the economic recession and the terrorist attack on the World Trade Center in September 2001, however, the New York City economy has been materially adversely affected. Although the national average unemployment rate was 5.4%, the September seasonally adjusted unemployment rate for New York City was 6.9%. Recent improvements in the New York City economy may not continue or impact our business favorably. During a downturn in New York's economic conditions, our revenues and profitability could be materially adversely affected because of, among other things, a reduction in the size of the workforce in the New York greater metropolitan area, reduced income levels, a resulting increase in shrink or a decline in population growth. Because most of our stores are located in the highly urbanized areas throughout New York City and the surrounding metropolitan area, our stores experience a higher rate of shrink than our national competitors. In addition, our front-end sales have been negatively affected by declining tobacco sales in metro New York City, which has experienced increased restrictions on smoking in public places along with higher taxes on tobacco products. Our revenues and profitability were adversely affected by the August 2003 power blackout that affected the New York greater metropolitan area and by significant one-time increases in real estate taxes and insurance costs. In addition, our results were negatively impacted during the summer of 2004 by the Republican National Convention and related disruptions and the heightened security and terrorist alerts during the weeks leading up to the Convention. Any other unforeseen events or circumstances that affect the area could also materially adversely affect our revenues and profitability.

Failure to successfully implement our growth plan may adversely affect our financial performance.

        We have grown primarily through opening new stores and store acquisitions, growing from 67 stores at the end of fiscal 1997 to 255 stores at September 25, 2004. We intend to continue to grow incrementally through these methods. Currently, we plan to open up to two additional new stores during the remainder of this year (a total of 16 to 18 for all of 2004), and 10 to 12 new stores in each of fiscal 2005 through fiscal 2008. As we pursue our growth plan, we may have difficulty expanding and improving our operating and financial systems to keep pace with the increased complexity of our operations and management responsibilities. Also, we may be unable to hire a sufficient number of qualified pharmacists, and recent market dislocations have increased our labor costs in this area. The maturation of our recently opened stores has also been slowed by the sluggish economy in, and other factors and events affecting, our primary market areas. In addition, because of our high store density, some of our new stores may draw customers from other stores we operate. The recent completion of the Acquisition and the attention that our management was required to devote to the Acquisition also resulted in delays in acquisitions of pharmacy files, which negatively impacted our results.

        The success of our growth program will also depend on a number of other factors, including, among other things:

  •
  economic conditions;

  •
  competition;

  •
  consumer preferences and purchasing power;

  •
  financing and working capital requirements;

  •
  labor disturbances, including any resulting from the suspension or termination of our collective bargaining agreements;

  •
  our ability to negotiate store leases on favorable terms; and

  •
  the availability of additional warehouse space and new store locations.

        Even if we succeed in opening new stores as planned, our newly opened or recently opened stores may not achieve revenue or profitability levels comparable to those of our mature stores in the time periods estimated by us or at all. Moreover, our newly opened or recently opened stores may adversely affect the revenues and profitability of our existing stores. Failure of our growth strategy may have a material adverse effect on our financial results.

We require a significant amount of cash flow from operations and third party financing to pay our indebtedness, to execute our business plan and to fund our other liquidity needs.

        We may not be able to generate sufficient cash flow from operations, and future borrowings may not be available to us under our amended asset-based revolving loan facility or otherwise in an amount we will need to pay our indebtedness, to execute our business plan or to fund our other liquidity needs. We expect to spend approximately $34 million in 2005 on capital expenditures, primarily for new, renovated and replacement stores, and an additional approximately $5 million for lease acquisition, pharmacy customer file and other costs. We also require working capital to support inventory for our existing stores. In addition, we may need to refinance some or all of our indebtedness, including indebtedness under our amended asset-based revolving loan facility, our senior secured notes and these notes, at or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all. Failure to generate or raise sufficient funds may require us to modify, delay or abandon some of our future business initiatives or expenditure plans.

Our operations are subject to trends in the healthcare industry.

        Pharmacy sales, which are lower-margin than front-end sales, represent a significant and growing percentage of our total sales. Pharmacy sales accounted for 45.5% of total sales in the 39 weeks ended September 25, 2004, 43.6% of our total sales for the fiscal year ended December 27, 2003, 41.8% of our total sales for fiscal 2002 and 39.2% of our total sales for fiscal 2001. Pharmacy sales not only have lower margins than non-pharmacy sales but are also subject to increasing margin pressure, as managed care organizations, insurance companies, government funded programs, employers and other third party payers, which collectively we call third party plans, have become prevalent in the New York greater metropolitan area and as these plans continue to seek cost containment. Also, any substantial delays in reimbursement, significant reduction in coverage or payment rates from third party plans may have a material, adverse effect on our business. In addition, an increasing number of employers are now requiring participants in their plans to obtain some of their prescription drugs, especially those for non-acute conditions, through mail-order providers. See "—We face a high level of competition in our markets." Pharmacy sales to third party plans accounted for 92.2% of our total pharmacy sales for the 39 weeks ended September 25, 2004, 91.4% of our total pharmacy sales for the fiscal year ended December 27, 2003, 90.2% of our total pharmacy sales for fiscal 2002 and 86.9% of our total pharmacy sales for fiscal 2001. In addition, our results may be affected adversely by recently enacted Medicare legislation. See "—Changes in reimbursement levels for prescription drugs continue to reduce our margins on pharmacy sales and could have a material, adverse effect on our overall performance."

        The continued conversion of various prescription drugs to over-the-counter medications may materially reduce our pharmacy sales and customers may seek to purchase such medications at non-pharmacy stores. Also, if the rate at which new prescription drugs become available slows or if new prescription drugs that are introduced into the market fail to achieve popularity, our pharmacy sales may be adversely affected. The withdrawal of certain drugs from the market or concerns about the safety or effectiveness of certain drugs may also have a negative effect on our pharmacy sales or may cause shifts in our pharmacy or front-end product mix.

        Healthcare reform and enforcement initiatives of federal and state governments may also affect our revenues from prescription drug sales. These initiatives include:

  •
  proposals designed to significantly reduce spending on Medicare, Medicaid and other government programs;

  •
  changes in programs providing for reimbursement for the cost of prescription drugs by third party plans;

  •
  the Medicare Drug Act;

  •
  increased scrutiny of, and litigation relating to, prescription drug manufacturers' pricing and marketing practices; and

  •
  regulatory changes relating to the approval process for prescription drugs.

These initiatives could lead to the enactment of, or changes to, federal regulations and state regulations in New York and New Jersey that could adversely impact our prescription drug sales and, accordingly, our results of operations. It is uncertain at this time what additional healthcare reform initiatives, if any, will be implemented, or whether there will be other changes in the administration of governmental healthcare programs or interpretations of governmental policies or other changes affecting the healthcare system. Future healthcare or budget legislation or other changes, including those referenced above, may materially adversely impact our pharmacy business.

Changes in reimbursement levels for prescription drugs continue to reduce our margins on pharmacy sales and could have a material, adverse effect on our overall performance.

        During the year ended December 27, 2003 and the 39 weeks ended September 25, 2004, we were wholly or partially reimbursed by third party plans for approximately 91.4% and 92.2% of the prescription drugs that we sold, respectively. The percentage of prescription sales reimbursed by third party plans has been increasing, and we expect that percentage to continue to increase. Prescription sales reimbursed by third party plans, including Medicare and Medicaid plans, have lower gross margins than other pharmacy sales. Third party plans may not increase reimbursement rates sufficiently to offset expected increases in prescription acquisition costs, thereby reducing our margins and adversely affecting our profitability. In addition, continued increases in co-payments by third party plans may result in decreases in drug usage.

        In particular, Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective reimbursement rate adjustments, administrative rulings, executive orders and freezes and funding restrictions, all of which may significantly impact our pharmacy operations. Over the last several years, a number of states experiencing budget deficits have moved to reduce Medicaid prescription reimbursement rates. In fiscal 2003 and again in fiscal 2004, New York State reduced Medicaid and EPIC prescription reimbursement rates, adversely impacting our pharmacy gross margins. The most recent reductions became effective on October 1, 2004 and are expected to reduce reimbursements by approximately $1.4 million on an annual basis. New Jersey also implemented reduced Medicaid reimbursement rates in 2003.

        During 2003, President Bush signed the Medicare Drug Act, which created a new Medicare Part D benefit that will expand Medicare coverage of prescription drugs for senior citizens not participating in third party plans. Sales to such customers represent less than 2% of our total revenue. This new Medicare coverage is scheduled to take effect in 2006 and is expected to result in decreased pharmacy margins resulting from lower reimbursement rates than our current margins on prescriptions that are not subject to third party plan reimbursement. In June 2004, a temporary senior citizen prescription drug discount program furnished under this Medicare legislation was implemented and is expected to remain in effect until the full Medicare program takes effect in 2006. This temporary program is also expected to result in lower pharmacy margins than those currently realized on prescriptions that are not subject to third party plan reimbursement.

If we fail to comply with all of the government regulations that apply to our business, we could incur substantial reimbursement obligations, damages, penalties, injunctive relief and/or exclusion from participation in federal or state healthcare programs.

        Our pharmacy operations are subject to a variety of complex federal, state and local government laws and regulations, including federal and state civil fraud, anti-kickback and other laws. We endeavor to structure all of our relationships to comply with these laws. However, if any of our operations are found to violate these or other government regulations, we could suffer severe penalties, including suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in or exclusion from government reimbursement programs, such as the Medicare and Medicaid programs; loss of licenses; significant fines or monetary penalties for anti-kickback law violations, submission of false claims or other failures to meet reimbursement program requirements.

        Federal and state laws that require our pharmacists to offer counseling, without additional charge, to their customers about medication, dosage, delivery systems, common side effects and other information the pharmacists deem significant can impact our business. Our pharmacists may also have a duty to warn customers regarding any potential negative effects of a prescription drug if the warning could reduce or negate these effects. Violations of federal, state, and common law privacy protections could give rise to significant damages, penalties, and/or injunctive relief. Additionally, we are subject to federal and state regulations relating to our pharmacy operations, including purchasing, storing and dispensing of controlled substances. Laws governing our employee relations, including minimum wage requirements, overtime and working conditions also impact our business. Increases in the federal minimum wage rate, employee benefit costs or other costs associated with employees could significantly increase our cost of operations, which could materially adversely affect our level of profitability.

Changes in our effective tax rate could adversely affect our results of operations and cash flow.

        Our effective tax rate, which was 30.1% for the fiscal year ended December 27, 2003 and 29.0% and 46.0% in the predecessor and successor periods from December 28, 2003 through July 30, 2004 and July 31, 2004 through September 25, 2004, respectively, has been and is expected to continue to be a major factor in the determination of our profitability and cash flow. As such, a significant shift in the relative sources of our earnings, or changes in tax rules or interpretations, could have a material, adverse effect on our results of operations and cash flow.

        A New York State Tax Appeal ruling in a matter involving another company may have an adverse impact upon our New York State Franchise Tax filings from years 1999 through 2002. This matter relates to the required combination of affiliated subsidiaries in recognizing royalty fee and related income for intangible property. The ruling is subject to further legal appeal and interpretation in light of our specific facts and circumstances. The outcome of this matter, and the resulting amount, if any, of additional income tax expense (which could be material) cannot be determined by us at this time.

We could be materially and adversely affected if either of our distribution centers is shut down.

        We operate two centralized distribution centers, one in Queens, New York and the other in North Bergen, New Jersey. We ship nearly all of our non-pharmacy products to our stores through our distribution centers. If either of our distribution centers is destroyed or shut down for any other reason, including because of weather or labor issues, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores during the time it takes for us to reopen or replace the centers. We maintain business interruption insurance to protect us from the costs relating to matters such as a shutdown, but our insurance may not be sufficient, or the insurance proceeds may not be timely paid to us, in the event of a shutdown.

We rely on a primary supplier of pharmaceutical products to sell products to us on satisfactory terms. A disruption in our relationship with this supplier could have a material, adverse effect on our business.

        We are party to multi-year, merchandise supply agreements in the normal course of business. The largest of these is with AmerisourceBergen, our primary pharmaceutical supplier, which supplied approximately 83.2% and 76.6% of our pharmaceutical products in the year ended December 27, 2003 and 39 weeks ended September 25, 2004, respectively. Although it is the opinion of management that if any of these agreements were terminated or if any contracting party was to experience events precluding fulfillment of its obligations, we would be able to find a suitable alternative supplier, we may not be able to do so without significant disruption to our business. This could take a significant amount of time and result in a loss of customers.

We may be unable to attract, hire and retain qualified pharmacists, which could harm our business.

        As our business expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified pharmacists. Our industry is experiencing an ongoing shortage of licensed pharmacists. There have also been recent market dislocations in this area; as a result competition for qualified pharmacists and other pharmacy professionals has been especially strong, resulting in higher salaries, which we have recently matched. Although we generally have been able to meet our pharmacist staffing requirements in the past, our inability to do so in the future at costs that are favorable to us, or at all, could impair our ability to increase revenue, and our customers could experience lower levels of customer care.

Most of our employees are covered by collective bargaining agreements. A failure to negotiate new agreements when the existing agreements terminate could disrupt our business. In addition, we are a party to a National Labor Relations Board administrative proceeding regarding a dispute with one of our unions.

        As of September 25, 2004, we had approximately 6,500 employees, 79% of whom were full-time. Unions represent approximately 4,600 of our employees. Non-union employees include employees at corporate headquarters, store and warehouse management and most part-time employees, as well as approximately 40% of our store pharmacists. The distribution facility employees are represented by the International Brotherhood of Teamsters, Chauffeurs and Warehousemen and Helpers of America, Local 815. Our three-year contract with this union expires on August 31, 2005. Employees in some stores are represented by the Allied Trades Council, or ATC, and other stores are represented by Local 340A New York Joint Board, UNITE AFL-CIO, or UNITE.

        On August 31, 2001, our collective bargaining agreement with the ATC expired after we were unable to reach agreement with the ATC on terms for a successor agreement. The ATC unsuccessfully attempted to strike at some of our stores, but our employees remained at work at all times and have been working under the terms of our December 6, 2001 implemented contract with the ATC, which expired on August 31, 2004. We are a respondent in a National Labor Relations Board, or NLRB, administrative proceeding regarding a dispute with the ATC over whether a negotiating impasse was reached between us and the ATC. On February 18, 2004, an Administrative Law Judge, or ALJ, who had reviewed various matters related to this proceeding issued a decision and related recommendation, which concluded that the parties were not at impasse. The remedies recommended by the ALJ included, among other things, a requirement for us to make our employees whole by reimbursing them for expenses ensuing from the failure to make contributions to the union funds and to make such funds whole, plus interest. This recommendation was adopted by a three-member panel of the NLRB on September 15, 2004. While it is our belief that the final financial outcome of this litigation cannot be determined at this time, in accordance with the provisions of Statement of Financial Accounting Standard No. 5, which addresses contingencies, we have recorded a non-cash pre-tax charge of $12.6 million for the year ended December 27, 2003 and an additional non-cash pre-tax charge of $1.1 million for each of the quarters ended March 27, 2004 and June 26, 2004, $0.4 million in the period from June 27, 2004 through July 30, 2004 and $0.7 million during the period from July 31, 2004 through September 25, 2004. While this represents our current best estimate of the loss that would result upon application of the NLRB's decision, we believe that, as of September 25, 2004, the actual range of loss in this matter could be from $0, if the NLRB's decision is not enforced at all by the Circuit Court of Appeals, to approximately $30 million, if the NLRB's decision is not modified to provide for an offset. Until such time as further legal developments warrant a change in the application of this accounting standard, or until this matter is resolved, we will record additional non-cash pre-tax charges, including interest, which are calculated on the same basis as the charge recorded in our 2003 financial statements. We currently estimate that the pre-tax charge recorded during the full 12 months of 2004 will approximate $4.4 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" and "Business—Legal Proceedings."

        The ATC has attempted to affiliate with a larger union, Local 338 of the Retail, Wholesale and Department Store Union, UFCW, AFL-CIO, CLC, which is subject to a favorable vote from a majority of the ATC's membership. Two votes of the membership conducted to date are in dispute and are the subject of litigation, the outcome of which is uncertain at this time.

        Our collective bargaining agreement with UNITE expired on March 31, 2004. A new agreement with this union was completed on November 22, 2004 and will expire on March 31, 2005. Upon the expiration of any of our collective bargaining agreements, we may be unable to negotiate new collective bargaining agreements on terms favorable to us, and our business operations may be interrupted as a result of labor disputes, strikes, work stoppages or difficulties and delays in the process of renegotiating our collective bargaining agreements.

We may be subject to significant liability should the consumption of any of our products cause injury, illness or death.

        Products that we sell could become subject to contamination, product tampering, mislabeling or other damage requiring us to recall our private label products. In addition, errors in the dispensing and packaging of pharmaceuticals could lead to serious injury or death. Product liability claims may be asserted against us with respect to any of the products or pharmaceuticals we sell and we may be obligated to recall our private label products. A product liability judgment against us or a product recall could have a material, adverse effect on our business, financial condition or results of operations.

We depend on our management team, and the loss of their services could have a material, adverse effect on our business.

        Our success depends to a large extent on the continued service of our executive management team. Departures by our executive officers could have a negative impact on our business, as we may not be able to find suitable management personnel to replace departing executives on a timely basis. We do not maintain key-man life insurance on any of our executive officers.

Continued volatility in insurance related expenses and the markets for insurance coverage could have a material adverse effect on us.

        The costs of employee health, workers' compensation, property and casualty, general liability, director and officer and other types of insurance have continued to rise, while the amount and availability of coverage have decreased. Claims costs for workers' compensation and other self-insured exposures have also increased. These conditions have been exacerbated by rising healthcare costs, legislative changes, economic conditions and the terrorist attacks of September 11, 2001. If our insurance-related costs continue to increase significantly, or if we are unable to obtain adequate levels of insurance, our financial position and results of operations could be materially adversely affected.

Certain risks are inherent in providing pharmacy services, and our insurance may not be adequate to cover any claims against us.

        Pharmacies are exposed to risks inherent in the packaging, dispensing and distribution of pharmaceuticals and other healthcare products. Although we maintain professional liability and errors and omissions liability insurance, the coverage limits under our insurance programs may not be adequate to protect us against future claims, and we may not maintain this insurance on acceptable terms in the future, which could materially adversely affect our business.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreements entered into in connection with the offering of the initial notes. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.

        The gross proceeds from the offering of the initial notes were $195.0 million. The estimated sources and uses of funds in connection with the Transactions are set forth below:

    (dollars in millions)

Sources:
Additional and existing borrowings under the amended asset-based revolving loan facility(1)	$153.8
Senior term loan facility(2)	155.0
Initial notes	195.0
Cash equity contribution from equity sponsor	239.5
Management rollover(3)	4.2

Total Sources	$747.5

Uses:
Cash purchase price of Duane Reade equity	$406.6
Repurchase of senior convertible notes(4)	203.2
Existing borrowings under the amended asset-based revolving loan facility(5)	81.8
Estimated fees, expenses and transaction costs	55.9

Total Uses	$747.5

(1)
Subject to a borrowing base formula, and giving effect to the completion of the tender offer for the senior convertible notes and payment of related interest on such notes through July 30, 2004, an additional $86.6 million was available to be borrowed under our amended asset-based revolving loan facility upon the closing of the Acquisition. See "Description of Other Indebtedness—Amended Asset-Based Revolving Loan Facility."

(2)
On December 20, 2004, we refinanced our senior term loan facility in part with the proceeds of an unregistered offering of $160.0 million aggregate principal amount of senior secured floating rate notes due 2010. See "Summary—Recent Developments—Refinancing of the Senior Term Loan Facility."

(3)
Represents the forfeiture of the right to receive payments by senior management, other than Mr. Cuti, under existing contracts. We issued phantom stock to those members of senior management.

(4)
Under the terms of the indenture governing our 2.1478% senior convertible notes due 2022, the Acquisition constituted a change of control, which required us to make an offer to repurchase those notes. On August 12, 2004, we commenced a cash tender offer to repurchase those notes in accordance with the indenture. Pursuant to that offer, on September 13, 2004, we completed the repurchase of a total of approximately $350.9 million aggregate principal amount at maturity of the notes for a cash purchase price of approximately $203.2 million, including interest of $2.2 million through July 30, 2004, which represented 100% of the accreted principal amount of the notes purchased, plus accrued but unpaid interest. Following completion of the tender offer, $55,000 principal amount at maturity of those notes remains outstanding.

(5)
The amount of outstanding borrowings under our amended asset-based revolving loan facility fluctuates during each month, generally increasing at the beginning of each month when we draw down working capital to pay monthly operating expenses and decreasing at the end of each month as we repay those borrowings.

        The senior convertible notes we repurchased were due to mature in 2022, bearing cash interest at a rate of 2.1478% per year (based on the value at maturity) through April 16, 2007. Original issue discount would accrete on those senior convertible notes from April 16, 2007 through their maturity date at a semi-annual bond equivalent rate of 3.75% per year.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization on a historical basis as of September 25, 2004 and on an as-adjusted basis, giving effect to:

  •
  the incurrence of $160.0 million of senior secured notes;

  •
  additional borrowings of $2.2 million under our amended asset-based revolving loan facility;

  •
  the repayment of $155.0 million in outstanding principal, plus $3.6 million of premium and accrued but unpaid interest as of September 25, 2004, under our senior term loan facility; and

  •
  the payment of $3.6 million in estimated fees and expenses.

        For additional information regarding our indebtedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," "Description of Other Indebtedness," "Description of Notes" and "Use of Proceeds." You should read this table in conjunction with "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, in each case, included elsewhere in this prospectus.

	Historical	As-adjusted Basis
	(dollars in millions)
Cash and cash equivalents	$1.4	$1.4

Debt (including current portion):
Asset-based revolving loan facility(1)	$152.9	$155.1
Existing senior term loan facility	155.0	—
Senior secured floating rate notes due 2010	—	160.0
9 3/4% senior subordinated notes due 2011	195.0	195.0
Capitalized lease obligations	3.0	3.0

Total debt (including current portion)	505.9	513.1
Total stockholders' equity	202.0	194.3

Total capitalization	$707.9	$707.4

(1)
Our amended asset-based revolving loan facility uses a pre-determined percentage of the current value of our inventory, selected accounts receivable and pharmacy prescription files to calculate the availability of funds eligible to be borrowed up to an aggregate principal amount of $250.0 million, which includes a $50.0 million sublimit for the issuance of letters of credit and swingline loans. We have an option to request that availability be increased to $275.0 million. The facility matures in 2008. See "Description of Other Indebtedness—Amended Asset-Based Revolving Loan Facility."

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The unaudited pro forma financial data in this prospectus reflects adjustments to our consolidated historical financial data to give pro forma effect to the following transactions and other items (excluding non-recurring items), including:

  •
  the completion of the Acquisition;

  •
  the $239.5 million cash equity contribution by the investor group led by Oak Hill;

  •
  the forfeiture by certain members of senior management of approximately $4.2 million of payments under existing contracts and our issuance of phantom stock to them;

  •
  an additional $72.0 million of borrowings under our amended asset-based revolving loan facility;

  •
  the borrowing of $155.0 million under our senior term loan facility;

  •
  the issuance of $195.0 million of initial notes;

  •
  the repurchase of our outstanding 2.1478% senior convertible notes due 2022 for an aggregate purchase price of $203.2 million (representing 100% of the principal amount of those notes, plus $2.2 million of accrued but unpaid interest on those notes through July 30, 2004);

  •
  the elimination of certain expenses associated with being an NYSE-listed company;

  •
  the payment of an annual $1.25 million management fee, paid quarterly, to an affiliate of Oak Hill; and

  •
  the initial allocation of the purchase price to the net assets acquired, summarized as follows:

(dollars in thousands)
Cash	$34,300
Inventory	256,200
Other current assets	74,100
Property, plant & equipment	194,000
Identified intangibles	175,700
Other assets	43,700
Goodwill	188,900
Deferred tax assets	9,900
Current liabilities	(105,500)
Non-current liabilities	(82,100)
Senior convertible debt	—
Capital leases	(3,100)
Deferred tax liabilities	(38,600)

Total purchase price	$747,500

        In accordance with SEC rules, the pro forma consolidated financial information do not give effect to the refinancing of our senior secured term loan facility and related transactions, which occurred on December 20, 2004, because those transactions did not occur in connection with the Acquisition. See "Summary—Recent Developments—Refinancing of the Senior Term Loan Facility" for more information about the refinancing.

        The unaudited pro forma statements of operations for the fiscal year ended December 27, 2003 and the 39 weeks ended September 25, 2004 give pro forma effect to each of the above items as if it had occurred as of the first day of the fiscal year ended December 27, 2003.

        The pro forma adjustments are based on preliminary estimates, available information and certain assumptions that we believe are reasonable and may be revised as additional information becomes available, some of which will be based on third-party appraisals currently being conducted. We expect to complete these valuations and the final allocation of the purchase price within the allowable one-year time frame from the completion of the Acquisition. The pro forma adjustments and certain assumptions are described in the accompanying notes.

        The unaudited pro forma financial information set forth below should be read in conjunction with our historical financial information and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this prospectus.

DUANE READE INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THIRTY-NINE WEEKS ENDED SEPTEMBER 25, 2004
(dollars in thousands)

	Duane Reade Inc. (Successor)	Duane Reade Inc. (Predecessor)	Pro Forma Adjustments		Pro Forma
Net sales	$217,556	$846,842	$—		$1,064,398
Cost of sales	172,765	663,223	—		835,988

Gross profit	44,791	183,619	—		228,410
Selling, general & administrative expenses	37,355	142,293	(927)	(1)	178,721
Labor contingency expense	689	2,611	—		3,300
CEO SERP Termination	24,500	—	(24,500)	(2)	—
Transaction expenses	37,118	3,005	(40,123)	(8)	—
Depreciation and amortization	7,280	21,902	7,049	(4)	36,231
Store pre-opening expenses	366	470	—		836
Other	791	—	2,637	(3)	3,428

Operating income (loss)	(63,308)	13,338	55,864		5,894
Interest expense, net	6,283	7,977	10,812 812	(5) (6)	25,884

Income (loss) before income taxes	(69,591)	5,361	44,240		(19,990)
Income tax expense (benefit)	(32,048)	1,555	(20,085)	(9)	(10,408)

Net income (loss)	$(37,543)	$3,806	$24,155		$(9,582)

The accompanying notes are an integral part of the
unaudited pro forma consolidated statement of operations.

DUANE READE INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 27, 2003
(dollars in thousands)

	Duane Reade Inc. (Predecessor)	Pro Forma Adjustments		Pro Forma
Net sales	$1,383,828	—		$1,383,828
Cost of sales	1,087,092	—		1,087,092

Gross profit	296,736	—		296,736
Selling, general & administrative expenses	227,910	(1,344	)(1)	226,566
Labor contingency expense	12,600	—		12,600
Transaction expenses	644	(644	)(8)	—
Depreciation and amortization	32,335	10,516	(4)	42,851
Store pre-opening expenses	1,063	—		1,063
Other	—	4,571	(3)	4,571

Operating income (loss)	22,184	(13,099)		9,085
Interest expense, net	14,117	19,285 1,588	(5) (6)	34,990
Debt extinguishment	812	(812	)(7)	—

Income (loss) before income taxes	7,255	(33,160)		(25,905)
Income tax expense (benefit)	2,181	(15,055)		(12,874)

Net income (loss)	$5,074	$(18,105)		$(13,031)

The accompanying notes are an integral part of the
unaudited pro forma consolidated statement of operations.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands)

(1)
Records the elimination of expenses associated with having listed equity securities.

(2)
Represents the reversal of the non-recurring expense associated with our election to terminate our CEO's Supplemental Executive Retirement Plan obligations in accordance with his amended employment agreement. See "Management—Contracts with Executive Officers—Mr. Cuti's Employment Agreement" for more information.

(3)
Records an annual management fee of $1.25 million payable to Oak Hill and employee benefit costs due to our CEO as a result of his new employment contract.

(4)
Records pro forma amortization expense relating to identifiable intangible assets as shown below with a weighted average amortizable life of 8.8 years.

Description	Amount	Amortizable Life (years)
Lease acquisition costs	$108,780	10.0
Pharmacy customer files	75,486	7.0

	$184,266	8.8

(5)
Records pro forma interest expense associated with the notes, the senior term loan facility and additional borrowings under the amended asset-based revolving loan facility, and the elimination of interest expense on our senior convertible notes. As detailed in the table below, a change in the overall interest rate of one-eighth of one percent would affect annual interest expense by approximately $0.6 million.

	Pro forma adjustment
Debt component	39 weeks ending September 25, 2004	12 months ending December 27, 2003	Principal amount at September 25, 2004	Impact of 0.125% change in interest rate
Asset-based revolving loan	$1,009	$2,113	$152,939	$191
Term loan facility	3,985	5,632	155,000	194
9.75% senior subordinated notes	11,238	18,993	195,000	244
2.1478% senior convertible notes	(5,420)	(7,453)	32	0

	$10,812	$19,285	$502,971	$629

(6)
Records the pro forma amortization of deferred financing fees, utilizing the interest method calculated over the lives of the underlying debt.

(7)
Records the reversal of debt extinguishment expense for debt retired as part of the Acquisition.

(8)
Records the reversal of non-recurring transaction-related expenses associated with the Acquisition, including change of control payments to management ($14.7 million), legal and professional fees ($17.4 million) and transaction fees payable to Oak Hill upon consummation of the Acquisition ($8.0 million) for the 39 weeks ended September 25, 2004 and legal and professional fees of $0.6 million for the fiscal year ended December 27, 2003.

(9)
Records the adjustment to the tax provision resulting from the pro forma adjustments. The calculation contemplates a federal statutory tax rate of 35.0%, a combined New York State and New York City statutory tax rate (net of the federal benefit) of 10.6%, and an overall effective tax rate of 45.4%.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The summary historical consolidated financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes related to those statements appearing elsewhere in this prospectus.

        Although Duane Reade Inc. was the surviving legal entity in the Acquisition, under GAAP, as a result of the Acquisition and resulting change in control and change in historical cost basis of accounting, we are required to present separately our operating results for predecessor periods up to and including the closing date of the Acquisition (December 28, 2003 through July 30, 2004 and the fiscal years from 1999 through 2003) and the successor period following the closing date of the Acquisition (July 31, 2004 through September 25, 2004). Except where the context otherwise requires, all references to "we," "us," and "our" (and similar terms) in the data below and the related footnotes mean the successor for periods ending after July 30, 2004 and the predecessor for periods ending on or prior to July 30, 2004.

        The summary historical consolidated financial and other data set forth below as of and for the fiscal years ended December 25, 1999, December 30, 2000, December 29, 2001, December 28, 2002 and December 27, 2003 have been derived from our audited consolidated financial statements. The unaudited historical consolidated financial data and other data set forth below as of and for the 39 weeks ended September 27, 2003, the period from December 28, 2003 to July 30, 2004 and the period from July 31, 2004 to September 25, 2004 have been derived from our unaudited consolidated interim financial statements.

	Predecessor							Successor
	Fiscal Year(1)					Thirty-Nine Weeks Ended September 27, 2003	December 28, 2003 through July 30, 2004	July 31, 2004 through September 25, 2004
	1999	2000	2001	2002	2003
	(dollars in thousands, except percentages and store data)
Statement of Operations Data:
Net sales	$839,771	$1,000,068	$1,143,564	$1,274,451	$1,383,828	$1,027,398	$846,842	$217,556
Cost of sales	621,510	745,717	871,215	988,033	1,087,092	808,124	663,223	172,765

Gross profit	218,261	254,351	272,349	286,418	296,736	219,274	183,619	44,791
Selling, general & administrative expenses	135,786	155,584	172,972	198,513	227,910	167,130	142,293	37,355
Labor contingency expense(2)	—	—	—	—	12,600	—	2,611	689
Transaction expenses(3)	—	—	—	—	644	—	3,005	37,118
Depreciation and amortization	21,415	23,151	26,634	26,935	32,335	23,874	21,902	7,280
Insurance recovery(4)	—	—	—	(9,378)	—	—	—	—
Store pre-opening expenses	1,492	1,395	1,667	2,086	1,063	798	470	366
Other(5)	—	—	—	—	—	—	—	25,291

Operating income (loss)	59,568	74,221	71,076	68,262	22,184	27,472	13,338	(63,308)
Debt extinguishment(6)	—	—	2,616	11,371	812	812	—	—
Interest expense, net	29,348	35,935	27,623	17,925	14,117	10,452	7,977	6,283

Income (loss) before income taxes & cumulative effect of accounting change	30,220	38,286	40,837	38,966	7,255	16,208	5,361	(69,591)
Income tax benefit (expense)	10,471	(15,610)	(16,107)	(14,127)	(2,181)	(7,132)	(1,555)	32,048

Income (loss) before cumulative effect of accounting change	40,691	22,676	24,730	24,839	5,074	9,076	3,806	(37,543)
Cumulative effect of accounting change, net(7)	—	—	—	(9,262)	—	—	—	—

Net income (loss)	$40,691	$22,676	$24,730	$15,577	$5,074	$9,076	$3,806	$(37,543)

Balance Sheet Data (at end of period):
Working capital	$120,036	$154,466	$214,109	$216,096	$227,558	$230,921	N/A	$213,270
Total assets	510,294	570,930	678,985	729,523	787,526	775,039	N/A	963,150
Total debt and capital lease obligations	341,042	353,001	247,155	269,741	272,910	285,072	N/A	505,942
Stockholders' equity	66,516	114,497	295,207	329,868	337,321	338,943	N/A	201,954

Operating and Other Data:
Net cash provided by (used in) operating activities	$16,888		$22,074		$25,762		$42,537		$47,444		$29,764		$21,550		$(21,955)
Net cash used in investing activities	(45,309)		(32,647)		(48,052)		(60,520)		(55,115)		(45,784)		(32,477)		(425,888)
Net cash provided by financing activities	28,565		10,539		26,283		17,194		4,740		13,140		11,013		447,922
Adjusted FIFO EBITDA(8)	80,983		97,372		97,710		85,730		68,123		51,796		41,416		6,439
Adjusted FIFO EBITDA as a percentage of sales(8)	9.6%		9.7%		8.5%		6.7%		4.9%		5.0%		4.9%		3.0%
Capital expenditures:
New, remodeled and relocated stores	$33,981		$22,821		$36,818		$39,497		$29,074		$24,489		$16,395		$4,527
Office and warehouse expansions	—		—		—		528		2,070		1,750		—		—
Acquisitions	13,873		1,247		2,259		5,954		6,197		6,197		9,550		5,565

Growth capital expenditures	47,854		24,068		39,077		45,979		37,341		32,436		25,945		10,092
Maintenance capital expenditures	8,187		8,579		10,375		14,541		16,392		13,348		6,532		2,112

Total capital expenditures	$56,041		$32,647		$49,452		$60,520		$53,733		$45,784		$32,477		$12,204
Ratio of earnings to fixed charges(9)	1.62	x	1.64	x	1.73	x	1.75	x	1.13	x	1.40	x	1.16	x	(4.16	x)
	Fiscal Year(1)						Thirty-Nine Weeks Ended September 25, 2004
						Thirty-Nine Weeks Ended September 27, 2003
	1999	2000	2001	2002	2003
	(dollars in thousands, except percentages and store data)
Operating Statistics:
Number of stores at end of period	149	172	200	228	241	239	255
Total sales growth	43.0%	19.1%	14.3%	11.4%	8.6%	8.9%	3.6%
Same-store sales growth(10)	8.9%	7.3%	6.3%	4.8%	2.7%	2.6%	0.8%
Pharmacy same-store sales growth(10)	21.0%	18.8%	16.6%	12.1%	7.5%	7.7%	5.4%
Front-end same-store sales growth(10)	4.0%	1.8%	0.6%	0.0%	(0.8)%	(1.1)%	(2.8)%
Average store size (square feet) at end of period	7,438	7,166	7,169	6,921	7,115	7,048	6,999
Pharmacy sales as a % of net sales	31.9%	35.4%	39.2%	41.8%	43.6%	43.6%	45.5%
Third party plan sales as a % of pharmacy sales	81.2%	84.0%	86.9%	90.2%	91.4%	91.3%	92.2%

(1)
The 2000 fiscal year contains 53 weeks. All other fiscal years presented contain 52 weeks.

(2)
Under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," we recorded a non-cash pre-tax charge of $12.6 million in fiscal 2003 and additional non-cash pre-tax charges of $1.1 million for the quarters ended March 27, 2004 and June 26, 2004, $0.4 million in the period from June 27, 2004 through July 30, 2004 and $0.7 million during the period from July 31, 2004 through September 25, 2004, representing our current best estimate of the loss that would result upon application of a National Labor Relations Board decision in a litigation matter relating to our collective bargaining agreement with the Allied Trades Council, a union representing employees in 139 of our stores. Until such time as further legal developments warrant a change in the application of this accounting standard, or until this matter is resolved, we will record additional non-cash pre-tax charges, which are calculated on the same basis as the charge recorded in the 2003 financial statements. We currently estimate that the charge in the remainder of 2004 will approximate $1.1 million. Note 20 to the consolidated financial statements covering the fiscal years ended December 29, 2001, December 28, 2002 and December 27, 2003 provides additional information with respect to this charge. See also "Business—Legal Proceedings."

(3)
We incurred one-time pre-tax expenses of approximately $0.6 million, $1.1 million and $1.5 million in fiscal 2003, the first quarter of 2004 and the second quarter of 2004 respectively, related to the Acquisition. We incurred one-time pre-tax expenses of approximately $0.4 million and $37.1 million during the period from June 27, 2004 to July 30, 2004 and the period from July 31, 2004 to September 25, 2004, respectively, related to the Acquisition. These transaction expenses included legal and professional fees, change of control payments to management and a transaction fee paid to Oak Hill.

(4)
Represents the recovery of a portion of our business interruption claim associated with attacks on the World Trade Center in September 2001.

(5)
Includes $24.5 million recorded in connection with our election to terminate our CEO's Supplemental Executive Retirement Plan obligations in accordance with his amended employment agreement. Also includes $0.6 million of other CEO compensation-related costs and $0.2 million representing the accrued portion of the annual $1.25 million management fee payable to Oak Hill. See "Management—Contracts with Executive Officers—Mr. Cuti's Employment Agreement" for more information.

(6)
We incurred pre-tax expenses of approximately $0.8 million, $11.4 million and $2.6 million in fiscal 2003, 2002 and 2001, respectively, related to the retirement of a portion of our debt. Refer to note 16 of the consolidated financial statements covering the fiscal years ended December 29, 2001, December 28, 2002 and December 27, 2003 for a further explanation of these charges. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Fiscal 2003 Compared to Fiscal 2002" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Fiscal 2002 Compared to Fiscal 2001."

(7)
We incurred one-time non-cash after-tax expenses of approximately $9.3 million in fiscal 2002 related to the conversion of our inventory valuation method from FIFO to specific cost LIFO. Refer to note 1 of the consolidated financial statements covering the fiscal years ended December 29, 2001, December 28, 2002 and December 27, 2003 for a further explanation of this charge. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations—Fiscal 2003 Compared to Fiscal 2002" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Fiscal 2002 Compared to Fiscal 2001."

(8)
A reconciliation of net income (loss) to Adjusted FIFO EBITDA for each period included above is set forth below:

	Predecessor							Successor
	Fiscal Year					Thirty-Nine Weeks Ended September 27, 2003		July 31, 2004 through September 25, 2004
							December 28, 2003 through July 30, 2004
	1999	2000	2001	2002	2003
Net income (loss)	$40,691	$22,676	$24,730	$15,577	$5,074	$9,076	$3,806	$(37,543)
Income tax (benefit) expense	(10,471)	15,610	16,107	14,127	2,181	7,132	1,555	(32,048)
Interest expense	29,348	35,935	27,623	17,925	14,117	10,452	7,977	6,283
Depreciation and amortization(a)	21,415	23,151	26,634	26,935	32,335	23,874	21,902	7,280
Debt extinguishment	—	—	2,616	11,371	812	812	—	—
Transaction expenses	—	—	—	—	644	—	3,005	37,118
Labor contingency expense	—	—	—	—	12,600	—	2,611	689
CEO SERP settlement fees	—	—	—	—	—	—	—	24,500
Insurance recovery	—	—	—	(9,378)	—	—	—	—
Cumulative effect of accounting change, net	—	—	—	9,262	—	—	—	—
LIFO (Income) Provision	—	—	—	(89)	360	450	560	160

Adjusted FIFO EBITDA (b)	$80,983	$97,372	$97,710	$85,730	$68,123	$51,796	$41,416	$6,439

  (a)
  Excludes amortization expense associated with deferred financing costs, which is included in the line item entitled "Interest expense."
  (b)
  Adjusted FIFO EBITDA includes non-cash deferred rent expense and other non-cash items. Under GAAP, in each fiscal period, for each leased store, we record as rent expense the total amounts payable as rent during the term of the store's lease evenly distributed over the lease term. Non-cash deferred rent expense for a period equals our total rent expense recorded under GAAP less cash rent expense actually paid in the period. Amounts listed below as "other non-cash items" relate to (1) a gain of $0.4 million in the 1999 fiscal year resulting from the sale of our former warehouse facility, (2) a gain of $1.4 million in the 2001 fiscal year resulting from the sale of several of our pharmacy customer files and (3) $0.8 million of non-cash expenses in the successor period for costs incurred in connection with the Acquisition. The non-cash deferred rent and other non-cash items recorded in each period are as follows:

	Predecessor							Successor
	Fiscal Year					Thirty-Nine Weeks Ended September 27, 2003		July 31, 2004 through September 25, 2004
							December 28, 2003 through July 30, 2004
	1999	2000	2001	2002	2003
Non-cash deferred rent	$5,220	$3,985	$5,744	$9,590	$8,451	$6,380	$3,406	$1,252
Other non-cash items	(441)	—	(1,379)	—	—	—	—	791
(9)
For purposes of this calculation, earnings are defined as pre-tax, increased by adding back (1) net interest expense and (2) the interest component of operating lease expense, which is calculated as one-third of total operating lease (property and equipment) expense. Similarly, fixed charges are defined as the sum of (1) net interest expense, (2) capitalized interest expense and (3) the interest component of operating lease expense. The pro forma ratio of earnings to combined fixed charges for the fiscal year ended December 27, 2003 and the 39 weeks ended September 25, 2004 was 0.65x and 0.66x, respectively.

(10)
Same-store sales figures include stores that have been in operation for at least 13 months.

Effect of SFAS 142, Goodwill and Other Intangible Assets

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, referred to in the following discussion as "SFAS 142." SFAS 142, which superseded Accounting Principles Board Opinion No. 17, Intangible Assets, addresses financial accounting and reporting for (1) intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition and (2) goodwill and other intangible assets subsequent to their acquisition. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001.

        We adopted SFAS 142, effective December 30, 2001. In order to illustrate how the provisions of SFAS 142 would have affected our historical financial statements if SFAS 142 had been in effect for the three fiscal years ended December 29, 2001 and to set forth the transitional disclosures described in SFAS 142, we have set forth below a table showing the changes that would have been reflected in our net income if the provisions of SFAS 142 had been in effect for the three fiscal years ended December 29, 2001.

        Had the provisions of SFAS 142 been in effect during the three fiscal years ended December 29, 2001, goodwill amortization would have been eliminated, increasing net income as follows:

	Fiscal Year
	1999	2000	2001
	(dollars in thousands)
Income before extraordinary charge, as reported	$40,691	$22,676	$26,221
Goodwill amortization, net of tax	2,439	2,581	2,608

Adjusted income before extraordinary charge	$43,130	$25,257	$28,829

Net income, as reported	$40,691	$22,676	$24,730
Goodwill amortization, net of tax	2,439	2,581	2,608

Adjusted net income	$43,130	$25,257	$27,338

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion regarding our financial condition and results of operations for the 39 weeks ended September 25, 2004 and September 27, 2003, and the 52 weeks ended December 27, 2003, December 28, 2002, and December 29, 2001 should be read in connection with the more detailed financial information contained in our consolidated financial statements and their notes included elsewhere in this prospectus. Certain of the statements in this section are forward-looking statements and involve numerous risks and uncertainties including, but not limited to, those described in the "Risk Factors" section of this prospectus. See "Special Note Regarding Forward-Looking Statements."

General

        Our business consists of a wide variety of health and beauty care products, convenience oriented food and general merchandise items and a pharmacy operation managed to supply customers with their prescription needs. We refer to the non-prescription portion of our business as front-end sales because most of these sales are processed through the front main check-out sections of our stores. This portion of our business consists of brand name and private label health and beauty care items, food and beverages, tobacco products, cosmetics, housewares, greeting cards, photofinishing services, photo supplies and seasonal and general merchandise. Health and beauty care products, including over-the-counter items, represent our highest volume categories within front-end sales. The front-end portion of our business represented 54.5% of our sales in the 39 weeks ended September 25, 2004 and is characterized by generally higher gross margins that are approximately twice that of our pharmacy or back-end business.

        Because of our numerous convenient locations in high-traffic commercial and residential areas and the lack of other convenience-oriented retailers in our core market areas, our front-end business is generally a larger proportion of our total sales than other major conventional drugstore chains, which average between 30% and 40%, but, as is the case with most other drugstore chains, represents a decreasing share of business year after year due to the faster rate of pharmacy sales growth. Our pharmacy sales include all items we sell by prescriptions filled at our retail locations or by our central fill facility and delivered to our stores or direct to customers. The pharmacy portion of our business is dominated by and dependent upon a number of third party private and government-sponsored plans that contract with us as an authorized provider of prescriptions.

        Sales to third party prescription plans represented 92.2% of our pharmacy sales in the 39 weeks ended September 25, 2004 and 91.4% of our pharmacy sales in fiscal 2003. The pharmacy portion of our business is subject to a number of federal, state and local regulations that govern the conduct of this business. The high rate of growth in pharmacy sales has been due to a number of favorable demographic and industry trends such as the aging of the population, expanding penetration of third party private and government-sponsored coverage and the increasing usage of prescription drugs to improve quality of life and in place of medical procedures. Along with the fast pace of growth in this area have come generally higher rates of product cost inflation, resulting in an increased focus on the part of both government and private plans to control their costs of providing these benefits. As a result, pharmacy gross margins have been under pressure.

        During 2003, President Bush signed the Medicare Drug Act, which created a new Medicare Part D benefit that will expand Medicare coverage of prescription drugs for senior citizens not participating in third party plans. Sales to such customers represent less than 2% of our total revenue. This new Medicare coverage is scheduled to take effect in 2006 and is expected to result in decreased pharmacy margins resulting from lower reimbursement rates than our current margins on prescriptions that are not subject to third party reimbursement. In June 2004, a temporary senior citizen prescription drug discount program furnished under this Medicare legislation was implemented and is expected to remain in effect until the full Medicare program takes effect in 2006. This temporary program is also expected to result in lower pharmacy margins than those currently realized on prescriptions that are not subject to third party plan reimbursement. Based on our experience over time, we expect that increased utilization of prescription drugs by senior citizens participating in the new programs will offset the effect of the lower margins on our revenues.

        In fiscal 2003 and again in fiscal 2004, New York State reduced Medicaid and EPIC prescription reimbursement rates, adversely impacting our pharmacy gross margins. The most recent reductions became effective on October 1, 2004, and are expected to reduce reimbursements by approximately $1.4 million on an annual basis. New Jersey also implemented reduced Medicaid reimbursement rates in 2003.

        While retaining its high rate of growth in 2003, the retail pharmacy industry experienced substantially reduced rates of pharmacy same-store sales growth resulting from a decline in the demand for hormonal replacement drugs, conversion of some high volume prescription drugs to over-the-counter status, increased levels of required co-payments by insurers, increased utilization of lower priced generic medications, increased penetration by mail order and internet-based pharmacies and reductions in coverage resulting from high unemployment rates. While there has been some improvement in employment trends during 2004, these same factors have generally continued to restrain pharmacy sales growth.

        We operate approximately 85% of our 255 stores in New York City and the remainder in the surrounding areas, and our financial performance is therefore heavily influenced by the local economy. We analyze a number of economic indicators specific to New York City to gauge the health of this economy, including unemployment rates, job creation, gross city product and bridge and tunnel commuter traffic patterns. We also analyze market share data, same-store sales trends, average store sales and sales per square foot data among other key performance indicators to monitor our overall performance. While there has been some improvement in employment trends during 2004, these same factors have generally continued to restrain pharmacy sales growth.

        Our primary assets are our ownership of 99% of the outstanding partnership interest of Duane Reade GP and ownership of all of the outstanding common stock of DRI I Inc. DRI I Inc. owns the remaining 1% partnership interest in Duane Reade GP. Substantially all of our operations are conducted through Duane Reade GP. In August 1999, we established two new subsidiaries, Duane Reade International, Inc. and Duane Reade Realty, Inc. Duane Reade GP distributed to Duane Reade Inc. and DRI I Inc. all rights, title, and interest in all its trademarks, trade names and all other intellectual property rights. In turn, Duane Reade Inc. and DRI I Inc. made a capital contribution of these intellectual property rights to Duane Reade International. This change created a controlled system to manage and exploit these intellectual property rights separate and apart from the retail operations. In addition, Duane Reade GP distributed some of its store leases to Duane Reade Inc. and DRI I Inc., which in turn made a capital contribution of these leases to Duane Reade Realty. Duane Reade Realty is the lessee under certain store leases entered into after its creation. Duane Reade Realty subleases to Duane Reade GP the properties subject to those leases. The consolidated financial statements included in this prospectus reflect the accounts of Duane Reade Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

New York City Economy

        The New York City economy has experienced a regional cyclical downturn and a series of unusual events, such as the World Trade Center attacks and one-time increases in real estate taxes and insurance costs, over the last three years. The New York greater metropolitan area has experienced above average unemployment levels, especially in the key midtown and downtown Manhattan financial districts and has lagged behind the improving national economy. However, the New York City economy has begun to show a gradual improvement in performance. The financial services sector, one of the most significant drivers of economic performance in New York City, has recently begun to show flat employment or modest declines in unemployment rates, after 38 consecutive months of increases in unemployment rates. While showing an improving trend overall, the New York City economy continues to experience higher rates of unemployment than the national economy. The September seasonally adjusted unemployment data for New York City indicated an unemployment rate of 6.9% compared to a national average of 5.4%. While the local economy still lags the national trend, New York City did not experience continued job losses during the quarter and has begun to report a rising rate of tax revenues. In addition, the New York City unemployment rate reflects a significant improvement as compared to the monthly average rate of 8.5% reported for the first quarter of this year. We believe that these trends reflect an improved fiscal situation for the city overall that is consistent with the early stages of an improving local economy but there can be no assurance that these trends will continue. While we have not yet experienced a significant improvement in same-store sales, we believe our same-store sales in both front-end and back-end may increase moderately as the New York economy gradually continues to recover, our newer stores mature, and we benefit from attractive long-term fundamentals that are driving prescription drug growth.

Impact of the Transactions

        On July 30, 2004, we were acquired through a merger transaction with Duane Reade Acquisition, a wholly owned subsidiary of Duane Reade Holdings and an affiliate of Oak Hill, a private equity firm. The aggregate value of the Acquisition was approximately $748.0 million, including transaction expenses and the repayment of a portion of our indebtedness. As a result of the Acquisition, our shares are no longer listed on the New York Stock Exchange, and we operate as a privately held company. Each share of our common stock outstanding immediately prior to the Acquisition was converted into the right to receive $16.50 per share, without interest, in cash.

        In connection with the Acquisition, we incurred significant additional indebtedness, including $195.0 million of notes offered hereby, $155.0 million of borrowings under a senior term loan facility and $72.0 million of new borrowings under our amended asset-based revolving facility. On August 12, 2004, we commenced a cash tender offer to repurchase our outstanding 2.1478% senior convertible notes in accordance with the indenture governing those notes. Pursuant to that offer, on September 13, 2004, we completed the repurchase of a total of approximately $350.9 million aggregate principal amount at maturity of the notes for a cash purchase price of approximately $204.1 million, which represented 100% of the principal amount of the notes purchased, plus accrued but unpaid interest through the payment date. Following completion of the tender offer, $55,000 principal amount at maturity of those notes remains outstanding. Therefore, our interest expense will be higher following the Acquisition than in prior periods. In addition, we refinanced our senior term loan facility (which bore interest at a floating rate of LIBOR plus 3.25%) with the proceeds of an unregistered offering of $160.0 million of senior secured notes and additional borrowings under our amended asset-based revolving loan facility. Because the senior secured notes bear interest at a floating rate of LIBOR plus 4.50%, the completion of the refinancing will also cause our interest expense to rise incrementally. We also pay a management fee of $1.25 million per year, paid quarterly, under our management agreement with an affiliate of Oak Hill Capital Partners, L.P. See "Certain Relationships and Related Transactions—Relationship with Oak Hill—Management Services Agreement." See "Unaudited Pro Forma Consolidated Financial Information" for more information regarding the pro forma effect of the Transactions.

        The Acquisition was accounted for as a purchase, in accordance with the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations", which resulted in new valuations for our and our subsidiaries' assets and liabilities based on fair values as of the date of the Acquisition. These valuations are preliminary and are based upon information that was available to management at the time the financial statements were prepared. Accordingly, these purchase price allocations may change based upon our final valuations, some of which will be based on third party appraisals currently being conducted. We expect to complete these valuations and the final allocation of the purchase price within the allowable one-year time frame after the closing of the Acquisition.

Results of Operations

        As a result of the Acquisition and the resulting change in ownership, under U.S. GAAP we are required to present separately our operating results for the predecessor periods in the 2004 fiscal year (December 28, 2003 through July 30, 2004) and the successor period in the 2004 fiscal year (July 31, 2004 through

September 25, 2004). In the following discussion, these are compared to the 39-week predecessor period ended September 27, 2003. Management believes this is the most practical way to comment on our results of operations.

        For the period from July 31, 2004 through September 25, 2004, we achieved sales of $217.6 million and sustained a net loss of $37.5 million, and for the period from December 28, 2003 through July 30, 2004, we achieved net sales of $846.8 million and generated net income of $3.8 million, as compared to aggregate net sales of $1.0 billion and net income of $9.1 million in the first nine months of the previous year. For the 2004 periods subsequent to and prior to the Acquisition, gross profit margins were 20.6% and 21.7%, respectively, as compared to 21.3% in the first nine months of last year. The lower gross profit margin in the successor period compared to the predecessor periods was primarily attributable to increased occupancy costs for new stores. Selling gross profit margins excluding store occupancy expenses increased over the previous year in both the predecessor and successor periods. Although gross profit margins for the predecessor period were higher against the prior year, net income declined principally due to the following factors:

  •
  Pre-tax transaction expenses of $37.1 million in the successor period ended September 25, 2004 and $3.0 million in the predecessor period ended July 30, 2004 that were related to the Acquisition, including certain change-of-control payments to management and contractual fees payable to Oak Hill upon consummation of the transaction;

  •
  Expenses associated with the CEO Supplemental Executive Retirement Plan termination and other compensation related costs incurred in connection with the Acquisition;

  •
  An increase in amortization expense of $2.1 million in the current year's successor period attributable to the preliminary acquisition related purchase accounting adjustments to the valuation of store leases and prescription pharmacy files under FAS 141. The balance of the increase is attributable to the depreciation of capital expenditures and amortization of intangibles acquired in 2003 and 2004 that impact both the successor and predecessor periods of the current year;

  •
  Pre-tax labor contingency expenses of $3.3 million related to an NLRB ruling in a collective bargaining agreement litigation related to the funding of certain employee benefit funds (see "Business—Legal Proceedings");

  •
  Decreases in sales during the summer of 2004 due to residents leaving New York City or not commuting into New York City during the Republican National Convention, related disruptions and the heightened security and terrorist alerts during the weeks leading up to the Convention;

  •
  Lower sales due to delays in acquisitions of pharmacy files as a result of the Acquisition;

  •
  Increased advertising and promotional expenses in both the successor and predecessor periods of the current year to stimulate sales; and

  •
  Increased legal and litigation related expenses associated with certain labor issues, our attempt to recover the balance of our World Trade Center business interruption insurance claim and various other matters, as well as $0.6 million related to a litigation settlement.

        In fiscal 2001, 2002 and 2003, we experienced declining, but positive, same-store sales growth and a reduction in our earnings due to the following:

  •
  Lost sales and profits resulting from the destruction of two stores in the World Trade Center attacks and the subsequent relocation of some employers and customers from downtown Manhattan;

  •
  Declines in the financial markets and the general recessionary economy in the New York greater metropolitan area over the last two fiscal years; and

  •
  Various legislative changes that were adverse to our business, such as increased taxes and reduced Medicaid prescription reimbursement rates.

        The September 11, 2001 terrorist attack on the World Trade Center complex in downtown Manhattan resulted in the total destruction of that landmark and significant disruption of commerce throughout the entire city, within which most of our stores are located. The attack resulted in the complete loss of two stores, one of which was our top performing store based on sales volume and profit contribution. As a result, during fiscal 2002, we received insurance reimbursements for all of our remaining property losses associated with the September 11 disaster and approximately $9.4 million toward our business interruption claim that was recognized as a separate component of income in our attached consolidated financial statements. This business interruption recovery represented a partial payment of our losses, and we are currently in litigation with the insurance carrier to recover the balance of our business interruption claim.

        In fiscal 2003, we achieved sales of $1.384 billion, an increase of 8.6% over fiscal 2002 sales of $1.274 billion. Same-store sales (defined as sales from stores that have been open at least 13 months) increased 2.7%, resulting from a same-store sales increase of 7.5% in pharmacy partially offset by a decline of 0.8% in front-end same-store sales.

        Net income for the fiscal year ended December 27, 2003 was $5.1 million compared with income before the cumulative effect of an accounting change of $24.8 million in fiscal 2002. Fiscal 2003 results include pre-tax charges of $0.8 million for debt extinguishment costs and $0.6 million for transaction costs associated with the Acquisition.

        Fiscal 2003 results also include a pre-tax charge of $12.6 million related to recognition of the NLRB's decision in a litigation matter concerning our collective bargaining agreement with the Allied Trades Council, a union representing employees in 139 of our stores. This pre-tax charge represents our current best estimate of the loss that would result upon application of that decision and was based upon the facts available to us at the time. In our opinion, such charges could be subject to significant modification in the future, upon review by the Federal Circuit Court of Appeals, completion of a compliance hearing and any appeals relating to the outcome of that hearing. These charges reflect the amount of contributions that we did not make into the union benefit funds for the period from the August 31, 2001 expiration of the contract through September 25, 2004, reduced by a portion of the benefits we paid directly to or for the benefit of these employees over the same period. It also includes an interest cost for these net contributions from the date they would have been paid until September 25, 2004. While this represents our current best estimate of the NLRB's decision, we believe that, as of September 25, 2004, the actual range of loss in this matter could be from $0, if the NLRB's decision is not enforced at all by the Circuit Court of Appeals, to approximately $30 million, if the NLRB's decision is upheld and there is no offset for any benefits paid over this period. See "Business—Legal Proceedings."

        Fiscal 2002 results included debt extinguishment costs of $11.4 million partially offset by the receipt of an initial payment of our World Trade Center business interruption insurance claim of $9.4 million. Net income for fiscal 2002, including the cumulative effect of the accounting change, was $15.6 million. The most significant factors contributing to the decline in profitability in fiscal 2003 compared to fiscal 2002 were:

  •
  The pre-tax charge of $12.6 million discussed above;

  •
  Declines in pharmacy gross margins attributable to reductions in New York Medicaid reimbursement rates enacted during 2003 and continued pressure by other third party plans to reduce prescription costs;

  •
  A lower rate of pharmacy same-store sales growth generally experienced throughout the industry during 2003. Our pharmacy same-store sales growth declined from 12.1% in fiscal 2002 to 7.5% in fiscal 2003, resulting in part from higher unemployment rates that reduced the number of customers with prescription coverage insurance plans, increased third party plan co-payments, declines in demand for hormone replacement medications and conversion of certain high volume medications from pharmacy to over-the-counter status;

  •
  The relative immaturity of recently opened stores, which are generally not expected to be profitable until some time after opening;

  •
  Decreases in front-end same-store sales resulting from the depressed New York City economy as well as an August 2003 power blackout that disrupted business, resulting in a loss of approximately $1.3 million of pre-tax income. These sales declines reduced our gross margins because front-end products have gross margins that are generally double the margins of pharmacy products;

  •
  Increases in store occupancy costs resulting from new stores, which generally pay higher rent than older stores, lower real estate related income from lease terminations and store relocations and an 18.5% increase in New York City real estate taxes that became effective on January 1, 2003;

  •
  Increased professional and legal related costs of approximately $3.4 million associated with various litigation, including our efforts to recover the full value of the World Trade Center business interruption insurance claim and various real estate and labor matters;

  •
  Increased store-level expenses associated with the significant number of one-hour photo departments opened in 2002 and 2003 that were immature and not yet profitable as well as costs to expand the number of 24-hour stores and increased operating hours in other stores to improve convenience for our customers; and

  •
  In the second half of 2003, we also incurred approximately $1.0 million in costs to implement a new shelf labeling system. These costs of the shelf labeling system were partially offset by a labor savings benefit from this system resulting from the elimination of certain individual item price marking requirements.

        The factors detailed above reduced our ability to continue to absorb a high rate of new store growth while increasing profitability. New stores are generally not profitable on average for 12 to 18 months and historically do not reach mature levels of sales and profitability until three to five years after opening. Approximately 42% of our stores were less than four years old at December 27, 2003. The large number of immature stores in a period of declining front-end same-store sales and reduced rates of pharmacy same-store sales growth combined to adversely impact our results more significantly than in past periods of more robust same-store sales growth. Our reduced levels of new store growth beginning in the fourth quarter of fiscal 2002 are expected to result in a lower financial burden from immature stores in the future. The sales growth of new stores is also influenced by factors that affect our business as a whole.

        The following sets forth our results of operations in dollars (in thousands) and as a percentage of sales for the periods indicated.

			Predecessor
	Successor
							Fiscal Year
	July 31, 2004 through September 25, 2004		December 28, 2003 through July 30, 2004		Nine Months Ended September 27, 2003
							2003		2002		2001
	Dollars	% of Sales	Dollars	% of Sales	Dollars	% of Sales	Dollars	% of Sales	Dollars	% of Sales	Dollars	% of Sales
Net sales	$217,556	100.0%	$846,842	100.0%	$1,027,398	100.0%	$1,383,828	100.0%	$1,274,451	100.0%	$1,143,564	100.0%
Cost of sales	172,765	79.4	663,223	78.3	808,124	78.7	1,087,092	78.6	988,033	77.5	871,215	76.2

Gross profit	44,791	20.6	183,619	21.7	219,274	21.3	296,736	21.4	286,418	22.5	272,349	23.8
Selling, general and administrative expenses	37,355	17.2	142,293	16.8	167,130	16.3	227,910	16.5	198,513	15.6	172,972	15.1
Labor contingency expense	689	0.3	2,611	0.3	—	—	12,600	0.9	—	—	—	—
Transaction expenses	37,118	17.1	3,005	0.4	—	—	644	—	—	—	—	—
Insurance recovery	—	—	—	—	—	—	—	—	(9,378)	(0.7)	—	—
Depreciation and amortization	7,280	3.3	21,902	2.6	23,874	2.3	32,335	2.3	26,935	2.1	26,634	2.3
Other	25,291	11.6	—	—	—	—	—	—	—	—	—	—
Store pre-opening expenses	366	0.2	470	0.1	798	0.1	1,063	0.1	2,086	0.2	1,667	0.1

Operating (loss) income	(63,308)	(29.1)	13,338	1.6	27,472	2.7	22,184	1.6	68,262	5.4	71,076	6.2
Debt extinguishment	—	—	—	—	812	0.1	812	0.1	11,371	0.9	2,616	0.2
Net interest expense	6,283	2.9	7,977	0.9	10,452	1.0	14,117	1.0	17,925	1.4	27,623	2.4

Income before income taxes & cumulative effect of accounting change	(69,591)	(32.0)	5,361	0.6	16,208	1.6	7,255	0.5	38,966	3.1	40,837	3.6
Income tax benefit (expense)	32,048	14.7	(1,555)	(0.2)	(7,132)	(0.7)	(2,181)	(0.2)	(14,127)	(1.1)	(16,107)	(1.4)

(Loss) income before cumulative effect of accounting change	(37,543)	(17.3)	3,806	0.4	9,076	0.9	5,074	0.4	24,839	1.9	24,730	2.2
Cumulative effect of accounting change, net	—	—	—	—	—	—	—	—	(9,262)	(0.7)	—	—

Net (loss) income	$(37,543)	(17.3)%	$3,806	0.4%	$9,076	0.9%	$5,074	0.4%	$15,577	1.2%	$24,730	2.2%

The Period from July 31, 2004 through September 25, 2004 for the Successor and the period from December 28, 2003 through July 30, 2004 for the Predecessor Compared to the Nine Months Ended September 27, 2003 for the Predecessor

        Net sales were $217.6 million in the July 31, 2004 through September 25, 2004 period and $846.8 million in the December 28, 2003 through July 30, 2004 period. Overall, sales increased by 3.6% as compared to net sales of $1.0 billion for the first nine months of 2003. Same-store sales increased by 0.8% over the comparable period last year with the balance of the increase coming from the full nine month results of 11 net new stores opened in the first nine months last year and 16 net new stores opened since the end of last year's third quarter.

        Pharmacy sales increased from $447.8 million in the first nine months of 2003 to $484.3 million in the first nine months of 2004, an increase of 8.2%, and represented 45.5% of total sales, as compared with 43.6% of total sales in the first nine months of 2003. Pharmacy same-store sales increased by 5.4% over last year, and third-party reimbursed pharmacy sales represented 92.2% of total pharmacy sales compared to 91.3% in the same period last year. Pharmacy same-store sales continued to experience the general industry trend of reduced growth rates experienced during fiscal 2003. The major factors driving the slower sales growth rates in pharmacy were the trends toward increases in third party plan customer co-payments, reduced sales of hormonal replacement drugs, limitations on maximum reimbursements for certain generic medications by third party plans, increased penetration by mail order and internet-based pharmacies and continued high rates of unemployment that have reduced the number of customers covered by insured plans.

        Front-end sales increased from $579.6 million in the first nine months of 2003 to $580.1 million in the first nine months of 2004, an increase of 0.1%, and represented 54.5% of total sales, as compared to 56.4% of total sales in the first nine months of 2003. Front-end same-store sales declined by 2.8%, partly due to declining tobacco sales in metro New York City, which has experienced increased restrictions on smoking in public places along with higher taxes on tobacco products. Excluding tobacco sales, front-end same-store sales decreased by approximately 1.5%. We believe that the remaining decline in same-store front-end sales is largely attributable to the continued high unemployment rates in New York City that have restrained consumer demand, disruptions during the Republican National Convention and heightened security and terrorist alerts during the weeks leading up to the Convention and delayed pharmacy file acquisitions.

        During the period from July 31, 2004 through September 25, 2004, we opened seven stores and closed one store, and from December 28, 2003 through July 30, 2004 we opened nine stores and closed one store, as compared to 14 stores opened and three stores closed during the nine months ended September 27, 2003.

        Cost of sales as a percentage of net sales was 79.4% for the period from July 31, 2004 through September 25, 2004 and 78.3% for the period from December 28, 2003 through July 30, 2004, resulting in gross profit margins of 20.6% and 21.7%, respectively. In the first nine months of 2003, cost of sales as a percentage of net sales was 78.7%, resulting in a gross profit margin of 21.3%. As discussed above, the lower gross profit margin results for the successor period in the current year are primarily attributable to increased new store occupancy costs that could not be leveraged against the modest sales growth experienced during the current year. Cost of sales also includes (i) a $0.7 million LIFO provision in the current year, as compared to a LIFO provision of $0.5 million in the prior year, and (ii) real-estate related income of $2.1 million and $1.4 million in the first nine months of 2004 and 2003, respectively.

        Selling, general and administrative expenses were $37.4 million, or 17.2% of net sales, and $142.3 million or 16.8% of net sales, in the July 31, 2004 through September 25, 2004 period and the December 28, 2003 through July 30, 2004 periods, respectively, as compared to $167.1 million, or 16.3% of net sales, in the first nine months of 2003.

        The increase in these expenses as a percentage of sales is primarily attributable to the following:

  •
  Increased store labor and related expenses associated with higher salary rates for pharmacists in light of increased competition for these professionals that has been caused by market dislocations and an overall shortage in the available workforce;

  •
  Increased legal and litigation related expenses primarily associated with our efforts to recover our September 11 business interruption insurance claim and various union labor litigations;

  •
  Higher promotional and advertising costs to stimulate sales;

  •
  Increased litigation settlement costs; and

  •
  Severance costs associated with certain administrative staff reductions incurred during the first quarter.

        Depreciation and amortization of intangibles amounted to $7.3 million and $21.9 million for the July 31, 2004 through September 25, 2004 and December 28, 2003 through July 30, 2004 periods, respectively, versus $23.9 million in the first nine months of 2003. This increase resulted from the depreciation of capital expenditures made in 2003 and 2004 as well as increases in the amortization of identifiable intangibles, a major portion of which resulted from pharmacy acquisitions completed since the beginning of 2003. In addition, as at July 30, 2004, in accordance with the purchase accounting requirements of FAS 141, certain intangible assets (primarily store leases and pharmacy customer files) were written-up to their estimated fair value, resulting in incremental amortization expense of $2.1 million being recorded subsequent to that date.

        We incurred store pre-opening expenses of $0.4 million in the July 31, 2004 through September 25, 2004 period, and $0.5 million in the December 28, 2003 through July 30, 2004 period, related to the opening of seven stores and nine stores, respectively. In the comparable nine month period last year, we incurred pre-opening costs of $0.8 million, attributable to the opening of 14 stores.

        Net interest expense for the July 31, 2004 through September 25, 2004 period was $6.3 million, and for the December 28, 2003 through July 30, 2004 period was $8.0 million. In the comparable period of 2003, net interest expense amounted to $10.5 million. This increase in the current year was primarily attributable to the interest costs associated with increased debt and higher interest rates associated with our new debt structure resulting from the Acquisition.

        In the first nine months of 2003, we recorded a debt extinguishment charge of $0.8 million, reflecting (i) the payment of early termination premiums related to the retirement of the $1.6 million outstanding balance of the 9.25% senior notes and the write-off of the remaining deferred financing costs associated with those notes and (ii) the accelerated amortization of the remaining deferred financing costs related to our term loans and existing revolver facility which were fully repaid in connection with the July 2003 refinancing of our Senior Credit Agreement with an asset-based revolving credit facility.

        In the period from July 31, 2004 through September 25, 2004, we recorded an income tax benefit of $32.0 million, reflecting an estimated post-acquisition effective tax rate of 46.0%, inclusive of the anticipated benefits of employment tax credits. In the period from December 28, 2003 through July 30, 2004, the income tax provision of $1.6 million reflects an effective tax rate of 29%, inclusive of the anticipated benefits of employment tax credits. In the comparable period last year, the income tax provision of $7.1 million reflected an estimated effective tax rate of 44.0%, inclusive of the anticipated benefits of employment tax credits. The reduced tax rate compared to the prior year reflects the impact of the tax credits on our reduced pre-tax income generated in the predecessor period of 2004. The employment tax credits represent the economic benefits earned by us for our participation in various federal and state hiring incentive programs.

Fiscal 2003 Compared to Fiscal 2002

        Net sales in the year ended December 27, 2003 were $1.38 billion, an increase of 8.6% over the year ended December 28, 2002 sales of $1.27 billion. The increase was due to an increase in same-store sales of 2.7% and the inclusion of 28 net new stores opened in 2002 for the entire 2003 period and 13 net new stores opened in 2003. The increase in same-store sales was due to a pharmacy same-store sales increase of 7.5% partially offset by a front-end same-store sales decline of 0.8%. The most significant factors impacting our front-end sales performance during 2003 compared to 2002 were the continued depressed economic conditions and high unemployment that combined to restrain consumer demand. Front-end sales were also negatively affected by the August 2003 power blackout. Pharmacy same-store growth rates also decelerated from the 12.1% achieved in 2002 due to the factors discussed in the introduction above. We believe that despite these factors, long-term pharmacy same-store sales trends will continue to be favorable, driven in part by advantageous demographic trends associated with an aging population that we believe will rely more heavily on prescription medications.

        Cost of sales as a percentage of net sales increased to 78.6% for 2003 from 77.5% in 2002, resulting in a decrease in gross margin to 21.4% for 2003 from 22.5% in 2002. The gross margin decline primarily resulted from the following factors:

  •
  Reduced pharmacy gross margins resulting from reductions in New York State Medicaid prescription reimbursement rates and increased use of generic reimbursement limitations by both private third party and government-sponsored plans;

  •
  An increased proportion of lower margin third party and general pharmacy prescription sales along with a decline in higher margin front-end same-store sales; and

  •
  Increased store occupancy costs attributable to immature stores opened over the last three years (which have higher rent costs because their rents are closer to current market rates than those of older, more mature stores), lower real estate related income from lease terminations and store relocations and higher New York City real estate taxes that increased by 18.5% effective January 1, 2003.

        Selling, general and administrative expenses increased as a percentage of sales from 15.6% in 2002 to 16.5% in 2003. The increase was due to the following factors:

  •
  A lower rate of same-store sales growth in 2003 than in 2002, particularly in the pharmacy portion of our business which declined from a growth rate of 12.1% in 2002 to 7.5% in 2003;

  •
  Increased professional and legal expenses associated with various litigation matters, including our efforts to recover our business interruption insurance claim related to the September 11 disaster;

  •
  Increased labor costs to support greater numbers of 24-hour stores and expanded operating hours, increased pharmacy wages and costs to implement a new shelf labeling system;

  •
  Increased expenses to support immature one-hour photo departments opened in 2002 and 2003;

  •
  Increases in credit and debit card processing fees; and

  •
  Increased costs of insurance due to changes in the market.

        Excluding the impact of the increase in professional and legal expenses associated with the litigation matters noted above, selling, general and administrative expenses were 16.3% of net sales in 2003.

        Depreciation and amortization expense in 2003 and 2002 was $32.3 million and $26.9 million, respectively. The increase was attributable to capital spending for property and equipment additions during 2002 and 2003, primarily in support of new store growth as well as amortization expenses for pharmacy customer lists and lease acquisition costs for acquisitions completed during 2002 and 2003. In December 2002, we began to reduce our rate of new store growth from an average of 27 stores per year over the period from 1999 through 2002 to 17 stores opened in fiscal 2003. The reduction in new store growth recognizes our need to grow more slowly in the face of recent economic conditions and reduced profit margins.

        Store pre-opening expenses were $1.1 million related to the opening of 17 stores in fiscal 2003, compared to pre-opening expenses of $2.1 million reflecting 32 store openings in 2002.

        During 2003, we recorded total debt extinguishment charges of $0.8 million, which consisted of $0.7 million related to the write-off of deferred financing costs associated with term loans and our revolving credit facility that were replaced with a new asset-based revolving credit facility in July 2003, and $0.1 million related to deferred financing costs and consent premiums associated with our remaining 9.25% senior subordinated notes that were retired in February 2003.

        During 2002, we recorded total debt extinguishment costs of $11.4 million, which consisted of the following:

  •
  $3.0 million, reflecting the write-off of deferred financing costs related to loans under our senior credit agreement that were repaid with the proceeds of our offering of senior convertible notes, our 9.25% senior subordinated notes that were purchased in a tender offer completed in June 2002, and the December 2002 repurchase of a portion of our senior convertible notes;

  •
  $7.0 million associated with the payment of consent premiums and other expenses related to the tender offer for our 9.25% senior subordinated notes;

  •
  $4.0 million in connection with the termination of the interest rate swap related to the loans under the senior credit agreement that were repaid; and

  •
  a gain of $2.6 million related to the December 2002 repurchase of senior convertible notes.

        Net interest expense decreased to $14.1 million in 2003 from $17.9 million in 2002. The decrease in interest expense was primarily due to the retirement of most of our 9.25% senior subordinated notes in June 2002 as well as lower interest costs associated with the replacement of our previous senior credit agreement with a new asset-based revolving credit agreement in July 2003.

        Our effective tax rate in 2003 was 30.1% as compared to 36.3% in 2002. The lower effective tax rate is attributable to the impact of employment tax credits on significantly reduced pre-tax income, partially offset by incremental tax expense recorded in connection with New York State legislation enacted during the second quarter of 2003 with retroactive application to January 1, 2003, that eliminated deductions for royalty fee expenses paid to out of state affiliated companies. Employment tax credits represent the benefits earned by us for our participation in various Federal and state hiring incentive programs. These benefits are based on the number of qualifying employees hired and retained by us for a specified time period. Employees qualify for these hiring programs primarily as a result of their enrollment in various economic assistance programs. The annual increase in the value of the employment tax credits reflects the hiring of additional qualifying employees from year to year as a result of our continuing expansion and ongoing presence in economically challenged regions within the New York greater metropolitan area.

        During 2002, as a result of the change in accounting method for inventory valuation from the retail dollar-based FIFO method to a specific cost-based LIFO method, we recorded a one-time, non-cash after-tax charge of $9.3 million. There were no cumulative effects of accounting changes recorded in 2003.

Fiscal 2002 Compared to Fiscal 2001

        Net sales in the year ended December 28, 2002 were $1.27 billion, an increase of 11.4% over the year ended December 29, 2001 sales of $1.14 billion. The increase was due to an increase in comparable store sales of 4.8% and the inclusion of 31 stores opened during 2001 for the entire 2002 period and 28 net new stores opened in 2002. The increase in comparable store sales was primarily attributable to improved pharmacy sales, which increased to 41.8% of total sales in 2002 compared to 39.2% of total sales in 2001. Pharmacy sales have followed the general industry trend reflecting accelerated growth rates versus front-end sales. Pharmacy comparable store sales increased by 12.1%, while front-end comparable store sales were unchanged.

        Cost of sales as a percentage of net sales increased to 77.5% for 2002 from 76.2% for 2001, resulting in a decrease in gross margin to 22.5% for 2002 from 23.8% for 2001. The gross margin decline primarily resulted from the following factors:

  •
  The absence of comparable store growth in higher margin front-end sales and faster growth rate in lower margin pharmacy sales. The absence of growth in same-store front-end sales was largely attributable to the recessionary economy in the greater metropolitan New York area throughout 2002; and

  •
  An increase in store-level front-end inventory shrink-related losses.

        Selling, general and administrative expenses increased as a percentage of sales net from 15.1% in 2001 to 15.6% of net sales in 2002. The increase was due to the following factors:

  •
  A lower rate of same-store sales growth in 2002 than in 2001;

  •
  Increased labor costs and expenses of operating leases associated with the establishment of 65 incremental one-hour photo processing departments;

  •
  Higher costs of property insurance in the aftermath of the September 11 disaster; and

  •
  Increased legal and litigation-related expenses.

        Depreciation and amortization of intangibles in 2002 and 2001 was $26.9 million and $26.6 million, respectively. The increase was attributable to capital spending for property and equipment additions during 2001 and 2002, primarily in support of new store growth as well as amortization expenses for pharmacy customer lists and lease acquisition costs for acquisitions completed during 2001 and 2002. Fiscal 2002 also reflects a benefit of approximately $4.3 million due to the elimination of goodwill amortization, attributable to our adoption of Financial Accounting Standard No. 142.

        Store pre-opening expenses were $2.1 million related to the opening of 32 stores in 2002 as compared to $1.7 million reflecting 31 store openings in 2001.

        During 2002, we recorded total debt extinguishment charges of $11.4 million as previously described.

        During 2001, we recorded total debt extinguishment charges of $2.6 million, which were composed of the following:

  •
  $1.0 million, reflecting the write-off of unamortized deferred financing costs related to loans under our senior credit agreement that were repaid with the proceeds from our secondary stock offering; and

  •
  $1.6 million, reflecting the write-off of unamortized deferred financing costs related to loans under our senior credit agreement that were refinanced as a result of amending and restating our credit agreement.

        Net interest expense decreased to $17.9 million in 2002 from $27.6 million in 2001. The decrease in interest expense was principally due to $210.5 million of proceeds from our April 2002 convertible note offering that were used to reduce higher cost term loan, revolver and 9.25% senior subordinated note borrowings. In addition, we realized lower interest rates on the floating rate portion of our revolving credit facility during 2002.

        Our effective tax rate in 2002 was 36.3% as compared to 39.4% in 2001.

        During 2002, as a result of the change in accounting method for inventory valuation from the retail dollar-based FIFO method to a specific cost-based LIFO method, we recorded a one-time, non-cash after-tax charge of $9.3 million, as a cumulative effect of accounting change.

Liquidity and Capital Resources

Working Capital

        Working capital was $213.3 million as of September 25, 2004 and $227.6 million as of December 27, 2003. The decrease was primarily due to increased interest and expense accruals reflecting obligations incurred as a result of the Acquisition. These Acquisition-related accruals amounted to approximately $23.4 million. Generally, working capital increases at the beginning of each month when we draw on our amended asset-based revolving loan facility to pay operating expenses and decreases at the end of each month as we repay those borrowings.

Cash Flow for the Period from July 31, 2004 through September 25, 2004 for the Successor and the period from December 28, 2003 through July 30, 2004 for the Predecessor Compared to the Nine Months Ended September 27, 2003 for the Predecessor

        Net cash used in operating activities was $22.0 million in the period from July 30, 2004 through September 25, 2004 and net cash provided by operations was $21.6 million in the period from December 28, 2003 through July 30, 2004 compared to cash provided by operations of $29.8 million in the first nine month of 2003. Cash Acquisition-related expenses of $38.2 million accounted for the use of cash in the successor period.

        Net cash used in investing activities was $425.9 million and $32.5 million, in the periods from July 30, 2004 through September 25, 2004 and December 28, 2004 through July 30, 2004, respectively, compared to $45.8 million in the first nine months of 2003. The increase in the successor period primarily represents the $413.7 million cash cost of acquiring the predecessor. In addition, capital expenditures in the current year of

$22.1 million declined by $12.4 million while lease acquisition, pharmacy customer file and other costs of $22.6 million increased by $11.3 million versus the previous year.

        Net cash provided by financing activities was $447.9 million and $11.0 million in the periods from July 30, 2004 through September 25, 2004 and December 28, 2003 through July 30, 2004, respectively, compared to net cash provided by financing activities of $13.1 million in the first nine months of 2003. The increase in cash provided by financing activities in the current year was primarily attributable to the equity contribution received and the new debt incurred in connection with the Acquisition.

Cash Flow for Fiscal 2003 Compared to Fiscal 2002

        For fiscal 2003, net cash provided by operating activities was $47.4 million or 3.4% of sales, compared to $42.5 million, or 3.3% of sales in 2002. The primary reason for the increase was the lower rate of growth in working capital in 2003 over 2002 than experienced in 2002 over 2001.

        For fiscal 2003, net cash used in investing activities was $55.1 million, compared to $60.5 million in fiscal 2002. Net cash used in investing activities in 2003 was for capital expenditures of $41.0 million, primarily related to the opening and remodeling of new and renovated stores, combined with $12.7 million for lease acquisition, pharmacy file and other costs and $1.4 million associated with the completion of a store acquisition initiated in 2001. Net cash used in investing activities in 2002 was due to capital expenditures of $47.6 million and $12.9 million for lease acquisition, pharmacy file and other costs. The decrease in cash used for investing activities in 2003 was primarily due to a reduction in the number of store openings from 32 in 2002 to 17 in 2003, partially offset by increased capital expenditures in 2003 for technology related projects.

        For fiscal 2003, net cash provided by financing activities was $4.7 million, compared to $17.2 million in fiscal 2002. The lower levels of cash provided by financing activities in 2003 resulted from the improved level of cash flow from operating activities combined with decreased capital expenditures reflective of the less aggressive store expansion program employed in 2003.

Cash Flow for Fiscal 2002 Compared to Fiscal 2001

        For fiscal 2002, net cash provided by operating activities was $42.5 million, compared to $25.8 million for fiscal 2001. The primary reason for the increase was the lower rate of growth in working capital in 2002 over 2001.

        For fiscal 2002, net cash used in investing activities was $60.5 million, compared to $48.1 million in fiscal 2001. Net cash used in investing activities in 2002 was for capital expenditures of $47.6 million, primarily related to the opening and remodeling of new and renovated stores, combined with $12.9 million for lease, pharmacy file and other acquisition costs. Net cash used in investing activities in 2001 was due to capital expenditures of $41.0 million and $8.5 million for lease, pharmacy file and other acquisition costs, partially offset by $1.4 million of proceeds generated by the sale of certain stores' pharmacy customer files.

        For fiscal 2002, net cash provided by financing activities was $17.2 million, compared to $26.3 million in fiscal 2001. The lower levels of cash provided by financing activities in 2002 resulted from the improved level of cash flow from operating activities partially offset by increased capital expenditures to support increased levels of new store growth and higher levels of cash spending for lease, pharmacy file and other acquisition costs.

The Acquisition

        The Acquisition was financed as an all cash transaction whereby our common stock outstanding immediately prior to the Acquisition was converted into the right to receive $16.50 per share, without interest. The total transaction value, including transaction expenses and the repayment of indebtedness was approximately $748 million, which was funded through new equity investments of approximately $244 million and debt of approximately $504 million. Upon closing of the Acquisition and giving effect to the subsequent repurchase of the $201.0 million outstanding senior convertible notes plus payment of accrued interest of $2.2 million through July 30, 2004, we had approximately $86.6 million of borrowing availability under our amended asset-based revolving loan facility, net of $2.9 million reserved for standby letters of credit.

Operating Capital Requirements

        Our operating capital requirements primarily result from opening and stocking new stores, remodeling and renovating existing retail locations, purchasing pharmacy files and the continuing development of management information systems. We opened a total of 17 stores in 2003, a decline from 32 stores opened in 2002 and 31 stores opened in 2001. We opened 16 new stores in the nine month year-to-date period in 2004 and currently plan to open up to two additional new stores during the remainder of this year (a total of 16-18 for all of 2004), and 10-12 new stores in each of fiscal 2005 through fiscal 2008. We expect to spend approximately $40.0 million in 2004 on capital expenditures, primarily for new, renovated and replacement stores, and an additional $14 million to $17 million for lease acquisition, pharmacy customer files and other costs. We also require working capital to support inventory for our existing and new stores. Historically, we have been able to lease almost all of our store locations, so acquisitions of real estate are not expected to have a significant impact on our capital requirements.

Liquidity Assessment

        We believe that, based on current levels of operations and anticipated growth, cash flow from operations, together with other available sources of funds, including the initial equity and management rollover contributions aggregating to approximately $244 million discussed above, revolving loan borrowings under our amended asset-based revolving loan facility, our $155 million senior term loan facility (which was refinanced, in part, with the net proceeds of the issuance of $160 million aggregate principal amount of senior secured notes) and $195 million of notes will be adequate for the payment of all of our obligations in connection with the Acquisition and, for at least the next two years, to make required payments on our indebtedness, to fund anticipated capital expenditures and to satisfy our working capital requirements. We base this belief on our recent levels of cash flow from operations of approximately $47.4 million and $42.5 million in fiscal 2003 and fiscal 2002, respectively, as well as our cash flow from operations of $37.8 million, excluding cash costs attributable to the Acquisition of $38.2 million, in the 39 weeks ended September 25, 2004, and the significant additional borrowing capacity under our amended asset-based revolving loan facility which amounted to approximately $86.6 million upon the completion of the Acquisition and approximately $93.7 million at September 25, 2004. Our ability to meet our debt service obligations and reduce our total debt will depend upon our future performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. In addition, our operating results, cash flow and capital resources may not be sufficient for repayment of our indebtedness in the future. Some risks that could adversely affect our ability to meet our debt service obligations include, but are not limited to, reductions in third party prescription reimbursement rates, further declines in the New York City economy, increases in competitive activity, additional adverse legislative changes or a major disruption of our business in our markets from a terrorist event, natural disaster or other unexpected events. See "Risk Factors—Risks Related to Our Business—Failure to successfully implement our growth plan may adversely affect our financial performance." Our borrowings under our amended asset-based revolving loan facility and senior secured notes bear interest at floating rates. Therefore, our financial condition will be affected by changes in prevailing interest rates.

Long-Term Debt

        Amended Asset-Based Revolving Loan Facility.    On July 21, 2003, Duane Reade GP entered into a new credit agreement. This credit agreement was an asset-based revolving loan which used a pre-determined percentage of the current value of our inventory and selected accounts receivable to calculate the availability of funds eligible to be borrowed up to an aggregate principal amount of $200 million. Prior to the amendment described below, our obligations under the credit agreement were collateralized by substantially all of our assets. In addition, the credit agreement was guaranteed by each of our corporate subsidiaries, and such guarantees were collateralized by substantially all assets of such guarantors.

        On July 22, 2004, in connection with the Acquisition, the asset-based revolving loan facility was amended to increase the borrowing capacity to an aggregate principal amount of $250 million, subject to an adjusted borrowing base calculation based upon specified advance rates against the value of our selected inventory, pharmacy prescription files and selected accounts receivable. The amended asset-based revolving loan facility includes a $50 million sub-limit for the issuance of letters of credit. Obligations under the asset-based revolving loan facility are collateralized by a first priority security interest in inventory, receivables, pharmacy prescription files, deposit accounts and certain other current assets. Under the asset-based revolving loan facility, Duane Reade GP is the borrower. The asset-based revolving loan facility is guaranteed by Duane Reade Holdings, us and each of our domestic subsidiaries other than Duane Reade GP.

        The asset-based revolving loan facility contains a single fixed charge coverage requirement which only becomes applicable when borrowings exceed 90 percent of the borrowing base, as defined in the asset-based revolving loan facility. Borrowings under the asset-based revolving loan facility have not exceeded 90 percent of the borrowing base and, as a result, the fixed charge covenant did not become applicable during the period. There are no credit ratings related triggers in the asset-based revolving loan facility that would impact the cost of borrowing, annual amortization of principal or related indebtedness maturity. The asset-based revolving loan facility is scheduled to mature on July 20, 2008.

        Revolving loans under the asset-based revolving loan facility, at our option, bear interest at either:

  •
  a rate equal to LIBOR (the London Interbank Offered Rate) plus a margin of from 1.50% to 2.00%, determined based on levels of borrowing availability reset each fiscal quarter; or

  •
  a rate equal to the prime rate of Banc of America Retail Group Inc. plus a margin of from 0.00% to 0.50%, determined based on levels of borrowing availability reset each fiscal quarter. Borrowings under the amended facility continue to be primarily LIBOR-based.

        At September 25, 2004, there was $152.9 million outstanding under the asset-based revolving loan facility, and approximately $93.7 million of remaining availability, net of $2.9 million reserved for standby letters of credit.

        Senior Secured Notes.    On December 20, 2004, we closed an unregistered offering of $160.0 million aggregate principal amount of senior secured floating rate notes due 2010. Using the net proceeds (without deducting expenses) from that offering, together with approximately $2.2 million of borrowings under our amended asset-based revolving loan facility, we repaid all outstanding principal under our $155.0 million senior term loan facility, along with approximately $3.6 million of premium and accrued but unpaid interest through December 20, 2004.

        Our senior secured notes bear interest at a floating rate of LIBOR plus 4.50%, reset quarterly. Interest on the senior secured notes is payable quarterly on each March 15, June 15, September 15, and December 15, beginning on March 15, 2005.

        Duane Reade GP is a co-obligor under the senior secured notes. The senior secured notes rank equally in right of payment with any of our or Duane Reade GP's unsubordinated indebtedness and senior in right of payment to any of our or Duane Reade GP's subordinated or senior subordinated indebtedness. All obligations under the senior secured notes are guaranteed on a senior, secured basis by Duane Reade Holdings and each of our existing subsidiaries, other than Duane Reade GP, and will be guaranteed by future subsidiaries except certain foreign and certain domestic subsidiaries. The senior secured notes and the guarantees are collateralized by a first priority security interest in substantially all of our assets other than those assets in which the lenders under the amended asset-based revolving loan facility have a first priority interest. The senior secured notes and the guarantees are also collateralized by a second priority security interest in all collateral pledged on a first priority basis to lenders under the amended asset-based revolving loan facility.

        Upon the occurrence of specified change of control events, we and Duane Reade GP will be required to make an offer to repurchase all of the senior secured notes at 101% of the outstanding principal amount of the senior secured notes plus accrued and unpaid interest to the date of repurchase. The indenture governing the senior secured notes contains certain affirmative and negative covenants that limit our ability to incur additional indebtedness, pay dividends, make repayments on indebtedness that is subordinated to the senior secured notes and to make certain other restricted payments, incur certain liens, use proceeds from sales of assets, enter into business combination transactions (including mergers, consolidations and asset sales), enter into sale-leaseback transactions, enter into transactions with affiliates and permit restrictions on the payment of dividends by our subsidiaries. The indenture governing the senior secured notes does not contain financial maintenance covenants. Under a registration rights agreement entered into as part of the offering of the senior secured notes, we are required to (i) file a registration statement with the SEC within 120 days after the completion of the offering of the senior secured notes, (ii) use our reasonable best efforts to cause the registration statement to become effective within 180 days after the completion of offering of the senior secured notes, and (iii) use our reasonable best efforts to complete the exchange offer within 210 days after the offering of the senior secured notes is completed. There are no credit ratings related triggers in the indenture governing senior secured notes that would impact the cost of borrowing, annual amortization of principal or related indebtedness maturity.

        Senior Subordinated Notes.    On July 30, 2004, upon completion of the Acquisition, we entered into an indenture for $195 million of 9 3/4% senior subordinated notes due 2011, which are the initial notes subject to the exchange offer described in this prospectus. The senior subordinated notes mature on August 1, 2011 and bear interest at 9.75% per annum payable in semi-annual installments on February 1 and August 1, commencing February 1, 2005. The senior subordinated notes are uncollateralized obligations and subordinated in right of payment to all of our existing and future unsubordinated indebtedness, including borrowings under the amended asset-based revolving loan facility and the senior secured notes. The senior subordinated notes will rank equally with any future senior subordinated indebtedness and senior to any future subordinated indebtedness. The senior subordinated notes are guaranteed on an uncollateralized, senior subordinated basis by all of our existing direct and indirect domestic subsidiaries other than Duane Reade GP, which is a co-obligor under the senior subordinated notes. Upon the occurrence of specified change of control events, we and Duane Reade GP will be required to make an offer to repurchase all of the senior subordinated notes at 101% of the outstanding principal amount of the senior subordinated notes plus accrued and unpaid interest to the date of repurchase. The indenture governing the senior subordinated notes contains certain affirmative and negative covenants that limit our ability to incur additional indebtedness, pay dividends, make repayments on indebtedness that is subordinated to the senior subordinated notes and to make certain other restricted payments, incur certain liens, use proceeds from sales of assets, enter into business combination transactions (including mergers, consolidations and asset sales), enter into transactions with affiliates and permit restrictions on the payment of dividends by our subsidiaries. Under a registration rights agreement entered into as part of the offering of the senior subordinated notes, we are required to (i) file a registration statement with the SEC within 120 days after the completion of the Acquisition, (ii) use our reasonable best efforts to cause the registration statement to become effective within 180 days after the completion of the Acquisition, and (iii) use our reasonable best efforts to complete the exchange offer within 210 days after the Acquisition is completed. We filed the registration statement of which this prospectus forms a part on November 26, 2004, prior to the required deadline. There are no credit ratings related triggers in the senior subordinated notes that would impact the cost of borrowing, annual amortization of principal or related indebtedness maturity.

Other Factors Influencing our Liquidity

        Ten of our stores, which generated approximately 4.1% of our net sales for fiscal 2003, have leases scheduled to expire before the end of fiscal 2005. One of these leases has a renewal option. We believe that we will be able to renew the other expiring leases on economically favorable terms or, alternatively, find other economically attractive locations to lease.

        As of September 25, 2004, approximately 4,600 of our approximately 6,500 employees were represented by various labor unions and were covered by collective bargaining agreements. Pursuant to the terms of the collective bargaining agreements covering these employees, we are required, in some instances, to pay specified annual increases in salary and benefits contributions relating to the member employees. We do not believe that these increases will have a material impact on our liquidity or results of operations. Our collective bargaining agreement with Local 340A New York Joint Board, UNITE AFL-CIO or UNITE, who represents approximately 700 of our employees in 113 stores, expired on March 31, 2004. A new agreement with this union was completed on November 22, 2004 and will expire on March 31, 2005.

        Under an employment agreement with our Chairman and CEO originally entered into in 1997 and subsequently amended in 2000 and 2001, and then amended and restated in 2002, and again amended and restated in connection with the completed Acquisition, we were required to fund premiums for a split dollar life insurance policy that would provide certain post-retirement benefits. During fiscal 2003 and fiscal 2004, the annual premiums amounted to $5.0 million, and were scheduled to remain at $5.0 million per year through 2010. The enactment of the Sarbanes-Oxley Act has resulted in the need for additional guidance concerning the permissibility of split dollar life insurance policies for executives. While we believe this split dollar policy is permitted under current interpretations of the legislation, there can be no assurance that further interpretations or guidance to be provided by the SEC concerning this legislation will concur. Upon completion of the Acquisition, under Mr. Cuti's amended and restated employment agreement, we elected to terminate the split dollar life insurance contract in exchange for, among other things, the payment to Mr. Cuti of $20.5 million on or prior to January 3, 2005 and $4.0 million on or prior to June 30, 2005. The parties to Mr. Cuti's employment agreement agreed to accelerate a portion of the originally scheduled first payment of $6.5 million, in the amount of $1.5 million, which was paid on August 12, 2004. A portion of these payment obligations will be satisfied using the cash surrender value of the split dollar life insurance contract at the time we elect to terminate it (approximately $14.1 million as of September 25, 2004). For more information regarding these obligations, please see "Management—Contracts with Executive Officers—Mr. Cuti's Employment Agreement."

        The following tables provide information with respect to our commitments and obligations on a historical basis as at December 27, 2003:

	Payments due by Period
Contractual Cash Obligations	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(dollars in thousands)
Long-Term Debt(1)	$271,385	$—	$—	$70,353	$201,032
Capital Lease Obligations(2)	1,525	422	969	134	—
Operating Leases(3)	1,195,902	111,028	219,048	202,006	663,820
CEO Split Dollar Life Insurance Policy(4)	35,000	5,000	10,000	10,000	10,000

Total Contractual Cash Obligations	$1,503,812	$116,450	$230,017	$282,493	$874,852

(1)
At December 27, 2003, this represented the outstanding balance of our asset-based revolving loan facility ($70.4 million), combined with the outstanding balance of our senior convertible notes ($201.0 million), as further detailed in Note 9 to the audited consolidated financial statements.

(2)
Note 10 of the audited consolidated financial statements provides further detail on capital lease obligations.

(3)
Note 14 of the audited consolidated financial statements provides further detail on operating lease obligations.

(4)
Recent Sarbanes-Oxley legislation has resulted in the need for additional guidance concerning the permissibility of split dollar life insurance policies for executives. While we believe this split dollar policy is permitted under current interpretations of the legislation there can be no assurance that further interpretations or guidance to be provided by the SEC concerning this legislation will concur. Under certain circumstances, including a change of control event or failure to renew Mr. Cuti's current employment agreement which expires on December 31, 2004, we will be obligated to prepay a sufficient portion of any remaining unpaid split dollar policy premium payments to ensure that Mr. Cuti's Supplemental Executive Retirement Plan ("SERP") benefits will be fully funded. The undiscounted sum of the six remaining annual premium payments and cash surrender value of the policy available to pay Mr. Cuti's SERP benefits were $30.0 million and $13.9 million, respectively, as of March 4, 2004. The estimated present value of Mr. Cuti's SERP benefit was approximately $15.5 million at December 27, 2003.

	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total Amounts Committed	Within 1 year	2-3 years	4-5 years	After 5 years
	(dollars in thousands)
Standby Letters of Credit(1)	$2,069	$1,498	$300	$271	—

Total Commercial Commitments	$2,069	$1,498	$300	$271	—

(1)
Standby Letters of Credit, primarily representing self-insured general liability claims and property lease security deposits, are renewed on an annual basis, unless otherwise requested by the beneficiary.

        The Acquisition resulted in a restructuring of our debt, as well as the elimination of our obligations under the CEO Split Dollar Life Insurance Policy, in exchange for certain direct payments to Mr. Cuti. The following tables provide updated information with respect to certain of our commitments and obligations as at September 25, 2004:

	Payments due by Period
Contractual Cash Obligations
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(dollars in thousands)
Long-Term Debt(1)	$510,162	$—	$—	$155,130	$355,032
Capital Lease Obligations	2,970	762	1,472	736	—
CEO SERP Termination	23,000	23,000	—	—	—

(1)
These amounts include $195.0 million outstanding under the notes, $160.0 million outstanding under our senior secured notes due in 2010, $155.1 million outstanding under our amended asset-based revolving loan facility due in 2008, and $32,000 outstanding under our senior convertible notes due in 2022. A further $91.5 million would be available for borrowing under our amended asset-based revolving loan facility. For more information about the terms of the indebtedness described above, please see "—Long-Term Debt," above.

	Amount of Commitment Expiration per Period
Other Commercial Commitments	Total Amounts Committed	Within 1 year	2-3 years	4-5 years	After 5 years
	(dollars in thousands)
Standby Letters of Credit(1)	$2,919	$2,284	$488	$147	$0

Total Commercial Commitments	$2,919	$2,284	$488	$147	$0

(1)
Standby letters of credit, primarily representing self-insured general liability claims and property lease security deposits, are renewed on an annual basis, unless otherwise requested by the beneficiary.

        We are party to multi-year, merchandise supply agreements in the normal course of business. The largest of these agreements is with AmerisourceBergen, our primary pharmaceutical supplier. Generally, these agreements provide for certain volume commitments and may be terminated by us, subject in some cases to specified termination payments, none of which we believe would constitute a material, adverse effect on our financial position, results of operations or cash flows. It is the opinion of management that if any of these agreements were terminated or if any contracting party was to experience events precluding fulfillment of its obligations, we would be able to find a suitable alternative supplier.

        In connection with the Acquisition, Mr. Cuti was granted equity interests in Duane Reade Shareholders and Duane Reade Holdings, consisting of options to purchase shares of Duane Reade Holdings common stock and a profits interest in Duane Reade Shareholders. See "Management—Contracts with Executive Officers—Mr. Cuti's Profits Interest" and "Management—Contracts with Executive Officers—Mr. Cuti's Employment Agreement." Upon the occurrence of certain events, including the fifth anniversary of the effective date of the Acquisition, Mr. Cuti will have the right to require us to purchase for cash over a two year period all or a portion of these equity interests as he may designate, at fair market value determined in accordance with a formula. The profits interest and options will have no value unless the value of Duane Reade Shareholders and Duane Reade Holdings, respectively, appreciate following the Acquisition. Mr. Cuti's purchase right will be suspended at any time when the exercise of such purchase rights would result in a default under the financing arrangements of us, Duane Reade Shareholders or Duane Reade Holdings. Mr. Cuti's purchase right will also terminate upon certain public offerings by us, Duane Reade Shareholders or Duane Reade Holdings. Because the actual amount of the purchase obligation will depend on the market value of the equity interests and because the timing of the purchases will depend on a number of factors outside of our control, the purchase obligation is not reflected in the table above.

        At September 25, 2004 we have recorded a litigation-related non-current liability of $15.9 million in connection with the NLRB's decision in a litigation-related matter with the Allied Trades Council, a union representing employees in 139 of our stores. Because this decision is the initial phase of a complex administrative and judicial process, the ultimate outcome, financial impact and related timing of any future cash disbursement relating to this matter cannot be determined at this time. Until this matter is resolved, we will record additional non-cash pre-tax charges, including interest, which are calculated on the same basis as the charge recorded in the 2003 financial statements. We currently estimate that the charge in 2004 will approximate $4.4 million. Any payments we make in respect of such litigation will have an impact on our liquidity, although we believe that we will have sufficient available borrowings under our amended asset-based loan facility plus cash on hand to make any necessary payments. See "Business—Legal Proceedings."

        We are not a party to any agreements with, or commitments to, any special purpose entities that would constitute material off-balance sheet financing other than the operating lease commitments listed above.

Critical Accounting Policies

        Our discussion of results of operations and financial condition relies on our consolidated financial statements that are prepared based on certain critical accounting policies that require management to make judgments and estimates that are subject to varying degrees of uncertainty. We believe that investors need to be aware of these policies and how they impact our financial reporting to gain a more complete understanding of our consolidated financial statements as a whole, as well as our related discussion and analysis presented herein. While we believe that these accounting policies are grounded on sound measurement criteria, actual future events can and often do result in outcomes that can be materially different from these estimates or forecasts. The accounting policies and related risks described in the paragraphs below are those that depend most heavily on these judgments and estimates.

Receivables—Reserves for Uncollectible Accounts

        At September 25, 2004 and December 27, 2003, accounts receivable included $36.7 million and $37.0 million, respectively, of amounts due from various insurance companies and governmental agencies under third party payment plans for prescription sales made prior to those dates. Our accounting policy, which is based on our past collection experience, is to fully reserve for all pharmacy receivables over 120 days old that are unpaid at the evaluation date, as well as any other pharmacy receivables deemed potentially uncollectible. Pharmacy receivables other than NY Medicaid are adjudicated at the point of sale and do not generally have issues of collectibility. There was approximately $2.7 million and $3.3 million reserved for uncollectible pharmacy receivables at September 25, 2004 and December 27, 2003, respectively. Other receivables, which primarily consist of amounts due from vendors, are reserved for based upon a specific application of our historical collection experience to the total aged receivable balance. At September 25, 2004 and December 27, 2003, this reserve was approximately $1.3 million.

Inventory Shrink Estimates

        We take front-end and pharmacy physical inventories in all of our stores and the distribution centers at least once per year on a staggered cycle basis. Inventories at balance sheet dates are valued using the specific-cost, item-based last-in, first-out (LIFO) method reduced by estimated inventory shrink losses for the period between the last physical inventory in each store and the balance sheet date. These shrink estimates are based on the latest chain-wide trends. At September 25, 2004 and December 27, 2003, a change in this shrink estimate of 1.0% of front-end sales would impact year-to-date pre-tax earnings by approximately $2.7 million and $3.4 million, respectively.

Insurance Liabilities and Reserves

        At September 25, 2004 and December 27, 2003, there were $2.3 million and $1.9 million of accrued general liability claim costs, respectively, that primarily related to our self-insured portion of customer accident claims. Our policy is to recognize a liability for the estimated self-insured portion of the projected ultimate settlement value of these claims as well as a provision for incurred but unreported claims as of each balance sheet date. These estimates are made based on a review of the facts and circumstances of each individual claim using experienced third party claims adjustors. These estimates are also reviewed and monitored on an ongoing basis by management. For the vast majority of claims, the maximum self-insured portion of any individual claim amounts to $100,000, however, our historical claim settlement experience is significantly lower. At September 25, 2004, there were 242 outstanding claims with an average projected settlement value of approximately $9,400, as compared to 200 outstanding claims with an average projected settlement value of approximately $9,450 at September 27, 2003. At December 27, 2003, there were 208 outstanding claims with an average projected settlement value of approximately $9,400, as compared to 259 outstanding claims with an average projected settlement value of $9,600 at December 28, 2002.

Impairment of Goodwill and Intangible Assets

        As of December 27, 2003, our goodwill, net of accumulated amortization, amounted to $161.3 million. Other net intangible assets consisted of lease acquisition costs of $34.2 million, customer lists of $19.5 million and non-compete agreements amounting to $0.7 million. After the Acquisition, we were required to assign current market values to all of our assets and liabilities, which has resulted in changes to our current carrying values of goodwill and intangible assets. At September 25, 2004, goodwill, net of accumulated amortization, including preliminary purchase accounting valuation adjustments, amounted to approximately $188.9 million. Other net intangible assets consisted of lease acquisition costs of $101.2 million, customer lists of $66.2 million and non-compete agreements amounting to $0.9 million. Our trade name is a valuable intangible asset and is considered as part of our goodwill carrying value. Our policy is to evaluate our intangible assets, exclusive of goodwill, for impairment as of the year-end balance sheet date, or, if applicable, when circumstances indicate that impairment may have occurred. These circumstances include, but are not limited to, a significant adverse change in legal factors or in the business climate, adverse action or assessment by a regulator, unanticipated competition or the loss of key personnel. We evaluate our intangible assets for impairment by comparing the expected undiscounted cash flows from the underlying stores or assets over their remaining asset lives to the net intangible asset values. Any intangible asset for which the projected undiscounted cash flow is insufficient to recover the asset's carrying value is considered impaired and would be written down to its net recoverable value. Such write-downs would result in a non-cash charge to earnings. Based upon our anticipated future revenues and cash flows and the net intangible asset balances existing at September 25, 2004, all stores are projected to recover their intangible asset values within their useful lives. Goodwill is evaluated at least annually as required under Statement of Financial Accounting Standards No. 142. Prior to the Acquisition, we utilized the market capitalization of our common stock in performing the required impairment test. Our most recent evaluation did not indicate any impairment of goodwill; however, we may be required to perform an interim impairment review if circumstances similar to those listed above indicate that an impairment may have occurred. We may be required to recognize an impairment charge at the time an interim or future annual impairment review is performed, depending in part on the value of our market capitalization.

Other Loss Contingencies

        Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Loss contingencies often take years to resolve and can involve complicated litigation matters and potential regulatory actions, the outcomes of which are difficult to predict. At September 25, 2004, we have recorded a loss contingency representing the estimated liability associated with the NLRB's decision in a litigation-related matter with the Allied Trades Council, a union representing employees in 139 of our stores. At December 27, 2003, we had recorded two loss contingencies, representing the estimated liability associated with the NLRB matter and our estimated portion of a potential settlement of an ongoing lawsuit between various retailers and a delivery driver's union.

Income Taxes

        Our effective tax rate was 29.0% in the predecessor period from December 28, 2003 through July 30, 2004, 46.0% in the successor period from July 31, 2004 through September 25, 2004, 30.1% in fiscal 2003 and 36.3% in fiscal 2002. The reduced tax rate compared to the prior year reflects the impact of the tax credits on our reduced pre-tax income generated in the predecessor period of 2004. The effective tax rate has been and is expected to continue to be a major factor in the determination of our profitability and cash flow. As such, a significant shift in the relative sources of our earnings, or changes in tax rules or interpretations, could have a material, adverse effect on our results of operations and cash flow. The decrease in our effective rate in 2003 as compared to 2002 is attributable to the impact of employment tax credits on significantly reduced pre-tax income, partially offset by incremental tax expense recorded in connection with the New York State legislation enacted during the second quarter of 2003 with retroactive application to January 1, 2003, that eliminated deductions for royalty fee expenses paid to out of state affiliated companies. Employment tax credits represent the benefits earned by us for our participation in various Federal and state hiring incentive programs. These benefits are based on the number of qualifying employees hired and retained by us for a specified time period. Employees qualifying for these hiring programs primarily as a result of their enrollment in various economic assistance programs. The annual increase in the value of the employment tax credits reflects the hiring of additional qualifying employees from year to year as a result of our continuing expansion and ongoing presence in the economically challenged regions within the New York greater metropolitan area.

Change in Accounting Method

        During the first quarter of 2002, we adopted a change in accounting method to convert from the retail dollar based first-in, first-out ("FIFO") method of inventory valuation to an item specific cost-based last-in, first-out ("LIFO") method of inventory valuation. This change resulted in a one-time non-cash after-tax charge of approximately $9.3 million, which was recorded in the first quarter of the 2002 fiscal year as the cumulative effect of an accounting change. Adoption of the specific cost LIFO method has resulted in the recognition of the latest item costs in our reported gross margins, and has made our results more comparable to those of other major retailers in our industry.

Seasonality

        The non-pharmacy business is seasonal in nature, with the Christmas holiday season generating a higher proportion of sales and earnings than other periods. See Note 19 to the consolidated financial statements covering the fiscal years ended December 29, 2001, December 28, 2002 and December 27, 2003, included elsewhere in this prospectus, for an illustration of our quarterly results and an indication of the impact of seasonality on our results of operations.

Inflation

        We believe that inflation has not had a material impact on our results of operations during the three years ended December 27, 2003 or the 39 weeks ended September 25, 2004.

Recently Issued Accounting Pronouncements

        In December 2002, FAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" was issued. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We have not adopted such voluntary change to the fair value based method. In addition, this statement amends the disclosure requirements of FAS No. 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results. As required, we adopted the disclosure-only provisions of FAS No. 148 effective in 2002.

Quantitative and Qualitative Disclosures About Market Risk

        Our financial results are subject to risk from interest rate fluctuations on debt, which carries variable interest rates. Variable rate debt outstanding at September 25, 2004 included $152.9 million of borrowings under our amended asset-based revolving loan facility and $155.0 million under our senior term loan facility. At September 25, 2004, the weighted average combined interest rate in effect on all variable rate debt outstanding was 4.09%. A 0.50% change in interest rates applied to the $307.9 million balance of floating rate debt would affect pre-tax annual results of operations by approximately $1.5 million. In addition, we also have $195.0 million of initial notes and $32,000 of senior convertible notes outstanding at September 25, 2004. The initial notes and senior convertible notes bear interest payable semi-annually at fixed rates of 9.75% and 3.75%, respectively, and are therefore not subject to risk from interest rate fluctuations.

        On an as-adjusted basis, variable rate debt outstanding at September 25, 2004 included $155.1 million of borrowings under our amended asset-based revolving loan facility and $160.0 million under our senior secured notes. On an as-adjusted basis, at September 25, 2004, the weighted average combined interest rate in effect on all variable rate debt outstanding would have been 4.69%. A 0.50% change in interest rates applied to the $315.1 million balance of floating rate debt would affect pre-tax annual results of operations by approximately $1.6 million.

        At December 27, 2003, there was approximately $70.4 million of variable rate debt outstanding under our asset-based revolving loan agreement, on which the weighted average combined interest rate was approximately 2.90%. A 0.50% change in interest rates applied to the $70.4 million outstanding balance would have affected pre-tax annual results of operations by approximately $0.4 million. In addition, at December 27, 2003, there were $201.0 million of senior convertible notes outstanding, which bore interest semi-annually at a fixed rate of 3.75% and were unaffected by fluctuating interest rates.

        The principal objective of our investment management activities is to maintain acceptable levels of interest rate and liquidity risk to facilitate our funding needs. As part of our risk management, we may use derivative financial products such as interest rate hedges and interest rate swaps in the future.

BUSINESS

General

        We are the largest drugstore chain in New York City, which is the largest drugstore market in the United States in terms of sales volume, representing approximately 5.4% of domestic U.S. drugstore sales. In 2003, we believe that we led the drugstore market in the New York metropolitan area in sales of both back-end and front-end categories. We have grown our market share from approximately 25% in 1999 to approximately 30% in 2003 in the New York metropolitan area, where we enjoy strong brand recognition. We believe our industry leading position, unique distribution capabilities and proven operating experience create barriers to entry in our core markets and results in our low operating costs as a percentage of sales. As of September 25, 2004, we operated 134 of our 255 stores in Manhattan's high-traffic business and residential districts, representing over twice as many stores as our next largest competitor in Manhattan. In addition, at September 25, 2004, we operated 84 stores in New York's densely populated outer boroughs and 37 stores in the surrounding New York and New Jersey suburbs, including the Hudson River communities of northeastern New Jersey. Since opening our first store in 1960, we have successfully executed a marketing and operating strategy tailored to the unique characteristics of New York City, the most densely populated major market in the United States. Sales of higher margin front-end items accounted approximately 55% of our total sales in fiscal 2003, the highest of any major conventional drugstore chain in the United States. On a pro forma basis, for the fiscal year ended December 27, 2003, we generated net loss, net sales and Adjusted FIFO EBITDA of $13.0 million, $1.4 billion and $64.9 million, respectively. On a pro forma basis, for the 39 weeks ended September 25, 2004 we generated net loss, net sales and Adjusted FIFO EBITDA of $9.6 million, $1.1 billion and $46.1 million, respectively.

        We enjoy strong brand name recognition in the New York greater metropolitan area, which we believe results from our many locations in high-traffic areas of New York City, attractive window displays and signage, frequent radio advertising and the 83 million shopping bags with the distinctive Duane Reade logo that were given to our customers in 2003. A survey conducted in recent years has indicated that approximately 95% of the people who live in Manhattan have shopped at a Duane Reade store.

        We have developed an operating strategy designed to capitalize on the unique characteristics of the New York greater metropolitan area, which include high-traffic volume, complex distribution logistics and high costs of occupancy, advertising and personnel. The key elements of our operating strategy are:

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  a convenient and value-oriented shopping experience;

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  a low cost operating structure supported by high per store sales volume and relatively low warehouse, distribution and advertising costs; and

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  a differentiated real estate strategy using flexible store formats.

        We believe that our competitive price format and broad product offerings provide a convenient and value-oriented shopping experience for our customers and help to build customer loyalty.

        Despite the high costs of operating in the New York greater metropolitan area, we have successfully achieved low operating cost margins due, in part, to high per store sales volume and relatively low warehouse, distribution and advertising costs. Our high volume stores generally allow us to effectively leverage occupancy costs, payroll and other store expenses. Our approximately 506,000 square foot primary distribution facility is centrally located in Maspeth, Queens, New York City. The facility is located within ten miles of approximately 85% of our stores, and none of our retail locations are more than approximately 50 miles from this facility. During fiscal 2003, we opened an additional approximately 165,000 square foot warehouse support facility in North Bergen, New Jersey that replaced 60,000 square feet of public warehouse space previously used by us. The new support facility, which is used for seasonal and other slower-moving merchandise, enjoys similar proximity to most of our New York City locations while providing additional capacity and closer proximity to our expanding group of stores located in New Jersey. We believe that these two central locations result in our relatively low warehouse and distribution costs as a percentage of sales.

        We have demonstrated our ability to successfully operate stores using a wide variety of store configurations and sizes. Rather than confine our stores to a single, standardized format, we successfully adapt our store design to a variety of sizes and configurations. We believe this strategy provides us with a competitive advantage, as many of our competitors target more standardized spaces, which are difficult to find in the New York greater metropolitan area. For example, our store sizes range from under 500 to 17,200 square feet, and we operate 45 bi-level stores. Our guiding principle in store selection has not been the shape of the space, but rather its strategic location in high-traffic areas in order to provide greater convenience to our customers. In addition, our management team has extensive experience with, and knowledge of, the New York greater metropolitan real estate market, allowing us to quickly and successfully pursue attractive real estate opportunities.

        As of September 25, 2004, we operated 255 stores, 16 of which were opened during the first nine months of fiscal 2004. During fiscal 2003, 2002 and 2001, we opened 17 stores, 32 stores and 31 stores, respectively. We closed two stores in the first nine months of 2004, four stores in each of 2003 and 2002, and we closed one store in 2001 and lost two stores as a result of the September 11 terrorist attack on the World Trade Center. Among the 16 new stores we opened during the first nine months of 2004, ten were in Manhattan, five were in the outer boroughs of New York City and one was in the densely populated, nearby suburbs. As of September 25, 2004, approximately 52% of our stores were in Manhattan, 33% were in the outer boroughs and 15% were located outside New York City. At September 25, 2004, we occupied 1.8 million square feet of retail space, approximately 4% more than at the end of fiscal 2003 and approximately 80% more than at the end of fiscal 1998. More than 47% of the stores we operated at September 25, 2004 had been opened since the beginning of fiscal 2000.

Company Operations

Front-End Merchandising

        Our overall front-end merchandising strategy is to provide a broad selection of competitively priced, branded and private label drugstore products available in the New York greater metropolitan area. To further enhance customer service and loyalty, we attempt to maintain a consistent in-stock position in all merchandise categories. We offer brand name and private label health and beauty care products (including over-the-counter items), food and beverage items, tobacco products, cosmetics, housewares, greeting cards, photofinishing services, photo supplies, seasonal and general merchandise and other products. Health and beauty care products represent our highest volume product categories. We allocate ample shelf space to popular brands of health and beauty care products. We also offer large sizes, which we believe appeal to the value consciousness of many New York consumers. We place convenience items, such as candy, snacks and seasonal goods, near the check-out registers to provide all customers with optimum convenience and to stimulate impulse purchases, while allowing the store employees to monitor those product categories that are particularly susceptible to theft.

        In addition to a wide array of branded products, we also offer our own private label products. Private label products provide customers with high-quality, lower priced alternatives to brand name products, while generating higher gross profit margins than brand name products. These offerings also enhance our reputation as a value-oriented retailer. We currently offer in excess of 900 private label products, which, in fiscal 2003, accounted for approximately 7.8% of non-pharmacy sales. We are targeting an expansion of our private label products to approximately 11% of front-end sales over the next three years. We believe that our strong brand image, reputation for quality and reliability in the New York City market, and our economies of scale in purchasing allow us to effectively manage an increasing assortment of private label goods that offer an alternative for increased value to the consumer with higher profitability than comparable branded products. During fiscal 2002 we introduced a private label cosmetic line under the name of "apt.5". Throughout fiscal 2003 and the first nine months of 2004, in response to the success this brand has experienced, we significantly broadened the offerings of this private label product line. We believe that this line offers a varied assortment of department store quality beauty care cosmetic products at value prices.

        We offer next-day photofinishing services in all of our stores, and from fiscal 2002 through September 2004 we increased the number of stores with one-hour photofinishing departments from 33 to 105 stores. We believe that photofinishing services contribute significantly to sales of other merchandise categories because of the customer traffic increases that result from the customer visiting a store twice, in order to drop off film or digital media and to pick up the processed photos. Our photofinishing business has recently experienced negative growth as the industry as a whole experiences declines in use of traditional technologies and as we have made the transition to digital photofinishing. Our digital photofinishing business may not grow as expected.

        We complement our product offerings with additional customer services such as ATMs, sales of lottery tickets, movie rentals and money transfer services. We believe these services enhance our convenience image and promote stronger customer loyalty.

Pharmacy

        We believe that our pharmacy business will continue to contribute significantly to our growth. We also believe that a larger pharmacy business will enhance customer loyalty and generate incremental customer traffic, which we believe is likely to increase sales of our wide variety of over-the-counter drugs and other non-pharmacy merchandise. Our prescription drug sales, as reflected by same-store pharmacy sales, grew by 5.4% in the first nine months of 2004, compared to the first nine months of 2003, and by 7.5% in 2003 compared to 2002. Sales of prescription drugs represented 45.5% of total sales in the first nine months of 2004, compared to 43.6% in the first nine months of 2003, and 43.6% of total sales in 2003, compared to 41.8% of total sales in 2002. The number of generic prescriptions filled represented 41.1% of total prescriptions filled in the first nine months of 2004, compared to 40.4% in the first nine months of 2003, and 40.3% of total prescriptions filled in the 2003 fiscal year, as compared to 39.0% of total prescriptions filled in the 2002 fiscal year. This increase is significant as lower cost generic prescriptions generally carry higher profit margins and dollar profitability for each prescription dispensed. The increase in generic prescriptions filled is the result of several high volume branded drug patent expirations that have enabled the introduction of lower cost generic alternatives. We have also made several operational changes to improve overall awareness of generic alternatives.

        We believe that our extensive network of conveniently located stores, strong local market position, pricing policies and reputation for high quality healthcare products and services provide a competitive advantage in attracting pharmacy business from individual customers as well as managed care organizations, insurance companies, employers and other third party payers. The percentage of our total prescription drug sales covered by third party plans increased to approximately 92.2% in the first nine months of 2004 and approximately 91.4% in 2003 from approximately 90.2% in 2002.

        Gross margins on sales covered by third party plans are generally lower than other prescription drug sales because of the highly competitive nature of pricing for this business and the purchasing power of third party plans. During 2003, President Bush signed the Medicare Drug Act, which created a new Medicare Part D benefit that will expand Medicare coverage of prescription drugs for senior citizens not participating in third party plans. Those customers represent less than 2% of our total revenue. This new Medicare coverage is scheduled to take effect in 2006 and is expected to result in decreased pharmacy margins resulting from lower reimbursement rates than our current margins on prescriptions that are not subject to third party plan reimbursement. In June 2004, a temporary senior citizen prescription drug discount program furnished under this Medicare legislation was implemented and is expected to remain in effect until the full Medicare program takes effect in 2006. This temporary program is also expected to result in lower pharmacy margins than those realized on prescriptions that are not subject to third party plan reimbursement. Based on our experience over time, we believe that increased utilization of prescription drugs by senior citizens participating in the new programs will offset the effect of the lower margins on our revenues.

        We believe that the higher volume of pharmacy sales to third party plan customers offsets these lower gross profit margins and allows us to leverage other fixed store operating expenses. In addition, we believe that increased third party plan sales generate additional general merchandise sales by increasing customer traffic in our stores. As of September 25, 2004, we had contracts with over 200 third party plans, including virtually all major third party plans in our market areas. During the 39 weeks ended September 25, 2004, New York Medicaid, the largest third party payer, represented approximately 24.0% and 10.9% of our pharmacy and chain sales, respectively.

        Medicaid reimbursement rates to drugstore providers are regulated under state administered programs. Over the last two years, a number of states experiencing budget deficits have moved to reduce Medicaid reimbursement rates to participating drugstore providers. In fiscal 2003 and again in fiscal 2004, New York State reduced Medicaid and EPIC prescription reimbursement rates, adversely impacting our pharmacy gross margins. The most recent reductions became effective on October 1, 2004, and are expected to reduce reimbursements by approximately $1.4 million on an annual basis. New Jersey also reduced Medicaid reimbursement rates during 2003.

        While our pharmacy business has continued to lead our overall sales growth, the rate of growth in pharmacy sales significantly declined during 2003 as it has for most other chain drug retailers in our industry. This is attributable to a number of factors, including a decline in demand for hormonal replacement medications, increasing third party plan co-payments, conversion of certain prescription drugs to over-the-counter status and generally high levels of unemployment that reduced the number of customers with prescription coverage insurance plans. These trends, along with the continued pressure on the part of third party plans to reduce reimbursement rates to participating providers, combined with a number of other factors to reduce our overall profitability during 2003 and in the 39 weeks ended September 25, 2004.

        During 1999, we launched our central fill facility, a new service initiative aimed at improving customer service at our higher volume pharmacies and, we believe, the first of its kind in the chain drugstore industry. Our central fill facility, which receives orders via internet, phone or fax from customers and physicians, determines which prescriptions can be most efficiently filled centrally and forwards the balance to the local stores. The selected prescriptions are filled and then delivered to the appropriate store in advance of the scheduled pickup, thereby reducing waiting times during peak periods.

        We believe the central fill facility has several distinct advantages. One such advantage is improved inventory management, as stores supported by the facility are able to reduce their on-hand quantities of higher cost, slower turning drugs. We believe this is a substantial advantage because a majority of available drugs are prescribed infrequently. The 1,000 most popular drugs sold by us account for more than 90% of all prescription purchases by our customers, with the remaining 1,500 accounting for less than 10%. We believe it is more efficient to keep the bulk of this less frequently requested inventory in a central location rather than spread throughout the stores.

        Dispensing accuracy can also be improved through the central fill facility because it permits the utilization of large, automated dispensing machines, which would be too expensive for use in individual stores. We believe the cost of filling prescriptions is reduced and customer service is enhanced because in-store pharmacy staff members have more time to handle prescriptions required on a more immediate basis, as well as to provide customer counseling. At September 25, 2004, this facility serviced over 125 of our stores and handled approximately 3,100 prescriptions per day, reflecting an increase of more than 10% compared to the daily volume at the end of fiscal 2003. The central fill facility was recently granted a pharmacy license by the New York State Board of Pharmacy.

        Another important component of our pharmacy growth strategy is the continued acquisition of customer prescription files from independent pharmacies in market areas currently served by existing Duane Reade stores. In the first nine months of 2004, we purchased the prescription files of six pharmacies. When appropriate, we will retain the services of the corresponding pharmacist, whose personal relationship with the customers generally enhances the retention rate of customers associated with the purchased file. Given the large number of independent pharmacies in the New York greater metropolitan area, we believe that these stores present additional future acquisition opportunities.

        All of our pharmacies are linked by computer systems that enable them to provide customers with a broad range of services. Our pharmacy computer network profiles customer medical and other relevant information, supplies customers with information concerning their drug purchases for income tax and insurance purposes and prepares prescription labels and receipts. The computer network also expedites transactions with third party plans by electronically transmitting prescription information directly to the third party plan and providing on-line adjudication. At the time of sale, on-line adjudication confirms customer eligibility, prescription coverage, pricing and co-payment requirements and automatically bills the respective plan. On-line adjudication also reduces losses from rejected claims and eliminates a portion of our administrative burden related to the billing and collection of receivables and related costs.

        During 2003, we piloted an in-store pharmacy kiosk system that enables customers to interact with a pharmacist located at our central fill facility. These kiosks also contain a digital scanning device designed to transmit customers' prescriptions to our central fill facility for processing and delivery to the customer's store of choice or directly to the customer through our home delivery service. The kiosks are designed to reduce store-level wait times while providing a more cost-effective means of servicing customers during peak activity periods. At September 25, 2004 there were approximately 18 kiosks operating in remote locations, including hospitals, physician's offices, independent living facilities and major employers.

Internet

        In 1999, we launched an interactive website, www.duanereade.com, which customers may use to access company information, refill prescriptions and purchase over-the-counter medications as well as health and beauty care products and other non-pharmacy items. Internet-based purchases are available for both front-end and pharmacy products and can be delivered directly to the customer or made available at the customer's store of choice for pickup. Our strategy has been to develop the website as an additional vehicle to deliver superior customer service, further supporting our strength as a "brick-and-mortar" retailer. While sales generated on the website to date have been immaterial to our business overall, we believe www.duanereade.com has better positioned us to mitigate some of the adverse impact of mail-order and internet-based pharmacy distributors.

Store Operations

        Our stores range in size from under 500 to 17,200 square feet, with an average of 6,999 square feet per store as of September 25, 2004. Our stores are designed to facilitate customer movement and convenience. We believe that providing straight aisles and well-stocked shelves allows customers to find merchandise easily and allows store managers, security guards, cashiers and stock clerks to effectively monitor customer behavior. We attempt to group merchandise logically in order to enable customers to locate items quickly and to stimulate impulse purchases.

        We establish each store's hours of operation in an attempt to best serve customer traffic patterns and purchasing habits and to optimize store labor productivity. Most stores in Manhattan's business districts are generally open five days per week. In residential and certain business/shopping districts, stores are open six or seven days per week, with a heavy emphasis on convenient, early morning openings and late evening closings. At September 25, 2004, 55 of our stores were open 24 hours a day. We intend to continue to identify stores where we believe extended operating hours would improve customer service and convenience and contribute to our profitability. Many of our stores offer delivery services as an added customer convenience. Customers can arrange for delivery by phone, fax, internet or at the store. Each store is supervised by a store manager and one or more assistant store managers. Stores are supplied by deliveries from our primary warehouse located in Maspeth, Queens, New York City and, for certain seasonal items, from our secondary distribution facility located in North Bergen, New Jersey, an average of two to three times per week. This delivery frequency allows the stores to maintain a high in-stock position, maximize utilization of store selling space and minimize the amount of inventory required to be in the stores.

        During fiscal 2002, we experienced significant increases in shrink that we believe resulted from the recessionary economy and increased unemployment throughout our selling areas. In response, we established an increased operational focus that included:

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  increased numbers of full-time security guards in high shrink stores;

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  introduction of improved online inventory stock ledger reporting for use by management in monitoring purchases and warehouse deliveries;

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  improved vendor direct-delivery store level receiving procedures;

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  enhanced exception reporting of cashier transactions;

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  increased use of digital surveillance cameras;

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  implementation of other inventory control technologies;

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  a full-time team of loss prevention professionals and an anonymous call-in line to allow employees to report instances of theft; and

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  monitoring employee behavior and conducting ongoing audits of warehouse picking and receiving.

        As a result of these initiatives, we were successful in reducing the impact of shrink during the 2003 fiscal year and the first nine months of the 2004 fiscal year. Most recent inventories are reflecting shrink rates approximately 34% lower than they were at their peak.

Purchasing and Distribution

        We purchase approximately 97% of our non-pharmacy merchandise directly from manufacturers. We distribute approximately 85% of our non-pharmacy merchandise through our warehouses and receive direct-to-store deliveries for approximately 15% of our non-pharmacy purchases. Direct-to-store deliveries are made primarily for greeting cards, photofinishing, convenience foods and beverages. In total, we purchase from over 1,000 vendors. We believe that there are ample sources of supply for the merchandise we currently sell, and that the loss of any one non-pharmacy supplier would not have a material effect on our business.

        We manage non-pharmacy purchasing through a combination of forward buying and vendor discount buying in ways that we believe maximize our buying power. For example, we use a computerized forecasting and inventory investment program that is designed to determine optimal forward buying quantities before an announced or anticipated price increase has been implemented. By forward buying, we stock up on regularly carried items when manufacturers temporarily reduce the cost of goods or when a price increase has been announced or is anticipated. Forward buying activity has the potential to influence our inventory levels.

        We generally purchase prescription medications under long-term supply agreements. Approximately 44% of our pharmacy inventory at September 25, 2004 was shipped directly to our stores on a consignment basis.

        We currently operate two warehouses, one of which is centrally located in Maspeth, Queens, New York City, and the other of which is located in the northern New Jersey community of North Bergen. The primary Maspeth warehouse, which is approximately 506,000 square feet, is located within ten miles of approximately 85% of our stores, and within approximately 50 miles of our farthest outlying locations. The North Bergen location, which is used for seasonal and other slower-moving merchandise, is also located within a convenient distance of a majority of our stores. The close proximity of the warehouses to the stores allows us to supply the stores frequently, thereby minimizing inventory and maximizing distribution economies. We also operate a fleet of trucks and vans, which we use for deliveries from the warehouses to the stores.

Advertising and Promotion

        We regularly promote key items at reduced retail prices during promotional periods. We use store window banners and in-store signs to communicate savings and value to shoppers. We distributed over 83 million bags with the highly recognizable Duane Reade logo in 2003, helping to promote our name throughout the New York greater metropolitan area. We also use full color circulars to announce new stores and heavily circulate them in local areas to attract customers. We usually do not rely heavily on distributed print media to promote our core market stores but, because of our strong brand recognition and high-traffic locations, we typically rely on store window signage and displays as our primary method of advertising. We also employ radio advertising that focuses on our convenient locations and timely seasonal promotions.

        In November 1999, we launched the Dollar Rewards Club, the first major chain-wide "loyalty card" in the drugstore industry, to provide frequent shoppers with additional discounts. Membership currently exceeds 3.3 million members. Our statistics indicate that the average Dollar Rewards card member spends approximately 45% more per visit than does a non-member. The loyalty card also enables us to tailor many of our promotions to the needs of these more frequent shoppers. Members of the Dollar Rewards Club may use their loyalty cards when making purchases through our website, www.duanereade.com.

Management Information Systems

        We have modern pharmacy and inventory management information systems. The pharmacy system, PDX, has reduced the processing time for electronic reimbursement approval for prescriptions from third party plans. We use scanning point-of-sale, or POS, systems in each of our stores. These systems allow better control of pricing, inventory and shrink. POS also provides sales analysis that allows for improved labor scheduling and helps optimize product shelf space allocation and design by allowing detailed analysis of stock-keeping unit sales.

        We utilize a fully automated computer-assisted merchandise replenishment system for store front-end orders sourced through our distribution centers. This system uses item-specific and store-specific sales history to produce "suggested" orders for each store, which can be accepted or modified by the stores before being released to the distribution centers.

        We use radio frequency hand held scanning devices to communicate directly with our central processor located at our headquarters facility and permit real-time updates of adjustments to on-hand quantities in our perpetual inventory system. These devices are also used to support inventory ordering, transfers, price changes and direct store deliveries. In 2002, we completed the implementation of a full chain-wide specific item cost-based inventory tracking and valuation system. We believe this new system provides improved controls over inventory management and shrink-related losses. During 2003, we implemented a new computerized in-store shelf labeling system designed to improve pricing accuracy, upgrade our ability to communicate item prices to our customers and reduce the costs associated with processing weekly price changes.

Competition

        Our stores compete on the basis of convenience of location and store layout, product mix, selection, customer service and price. The New York City drugstore market is highly fragmented due to the complexities and costs of doing business in the most densely populated area of the country. We believe the diverse labor pool, local customer needs and complex real estate market in New York City all favor regional chains and independent operators that are familiar with the market. We tailor our store format to meet all of these requirements, which has proven successful in the business and residential neighborhoods of Manhattan, as well as the outer boroughs and surrounding areas.

        Our primary competition comes from over 700 independent pharmacies located in New York City, as well as stores operated by major drugstore chains including CVS, Rite Aid, Eckerd and Walgreens. We believe that we have significant competitive advantages over independent drugstores in New York City. These include purchasing economies of scale, two strategically located warehouses that minimize store inventory and maximize selling space, a broad line of in-stock, brand name merchandise, the ability to offer a broad range of value-oriented private label products and a convenient store format. Against major drug chain competition, we enjoy the advantages of strategically located warehouses, a larger number of convenient locations and greater experience operating stores in the New York greater metropolitan area.

        We also compete to a lesser extent with other classes of retail trade, including supermarkets, mass merchants and Canadian imports. We believe that our concentration in the densely populated New York City market limits the ability of big box retailers and supermarkets to expand meaningfully in many of our prime trading areas.

        An adverse trend for drugstore retailing has been the rapid growth in mail-order and internet-based prescription processors. These prescription distribution methods have grown in market share relative to drugstores as a result of the rapid rise in drug costs experienced in recent years. Mail-order prescription distribution methods are perceived by employers and insurers as being less costly than traditional distribution methods and are being mandated by an increasing number of third party pharmacy benefit managers, many of which also own and manage mail-order distribution operations. In addition to these forms of mail-order distribution, there have also been an increasing number of internet-based prescription distributors that specialize in offering certain high demand lifestyle drugs at deeply discounted prices. A number of these internet-based distributors operate illicitly and outside the reach of regulations that govern legitimate drug retailers. These alternate distribution channels have acted to restrain the rate of sales growth for traditional chain drug retailers in the last few years.

        Drugstore chains have increased their market share from 40.0% of prescription sales in 1996 to 42.0% in 2003, while mail-order market share has increased from approximately 12.0% in 1996 to approximately 17.0% in 2003, predominantly at the expense of independent drug retailers. We expect the increase in market share for mail-order to continue, which will continue to restrain growth for market participants and cause negative pricing pressure. While mail-order shares are expected to continue to increase, we believe that the use of mail-order is limited due to the time delay associated with mail-order sales, which limits the ability of customers to use this channel to obtain drugs to treat acute conditions. Approximately 45% of our new prescriptions are for acute cases. Further, we believe the cost savings associated with mail-order prescriptions are generally achieved through large volume orders, and typically orders of less than a 90-day supply will cost the same or more than a retail purchase due to shipping costs.

        In the New York metropolitan area, mail-order sales represent approximately 12.0% of prescription drug sales versus 17.0% nationally. We believe the New York metropolitan area is naturally resistant to mail-order penetration because the high relative population density allows for closely spaced drugstores. As a result, most people live in close proximity to a pharmacy, thus mitigating the convenience edge traditionally enjoyed by mail-order operators in most rural and suburban environments.

Government Regulation

        Our business is subject to extensive federal, state and local regulations. These regulations cover required qualifications, day to day operations, reimbursement and documentation of activities. We continuously monitor the effects of regulatory activity on our pharmacy and non-pharmacy related operations.

Licensure and Registration Laws

        New York and New Jersey require that companies operating a pharmacy within the state be licensed by the state board of pharmacy. We currently have pharmacy licenses for each pharmacy we operate in New York and New Jersey including our central fill facility. The central fill facility was recently granted a pharmacy license by the New York State Board of Pharmacy. In addition, our pharmacies are required to be registered with state and federal authorities under statutes governing the regulation of controlled substances. Pharmacists who provide services on our behalf are required to obtain and maintain professional licenses and are subject to state regulations regarding professional standards of conduct. Each of our pharmacists located in New York is required to be licensed by the State of New York. The State of New Jersey requires the pharmacists employed at our stores in New Jersey to be licensed.

Medicare and Medicaid

        The pharmacy business operates under regulatory and cost containment pressures from federal and state legislation primarily affecting Medicaid and, to a lesser extent, Medicare.

        We receive reimbursement from government sponsored third party plans, including Medicaid and Medicare, non-government third party plans such as managed care organizations and also directly from individuals (i.e. private-pay). For the 39 weeks ended September 25, 2004, our pharmacy payer mix, as a percentage of total pharmacy sales, was approximately 68% managed care organizations, 24% Medicaid/

Medicare and 8% private-pay. Pricing for private-pay patients is based on prevailing regional market rates. However, federal laws and regulations contain a variety of requirements relating to the reimbursement and furnishing of prescription drugs under Medicaid. First, states are given authority, subject to applicable standards, to limit or specify conditions for the coverage of some drugs. Second, as discussed below, federal Medicaid law establishes standards for pharmacy practice, including patient counseling and drug utilization review. Third, federal regulations impose reimbursement requirements for prescription drugs furnished to Medicaid beneficiaries. Prescription drug benefits under Medicare are significantly more limited than those available under Medicaid and the effects of the newly enacted "Medicare Prescription Drug, Improvement, and Modernization Act of 2003" (P.L. 108-173), or the Medicare Drug Act, on us are uncertain at this time. In addition to requirements mandated by federal law, individual states have substantial discretion in determining administrative, coverage, eligibility and reimbursement policies under their respective state Medicaid programs that may affect our pharmacy operations.

        The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, executive orders and freezes and funding restrictions, all of which may significantly impact our pharmacy operations. We cannot assure you that payments for pharmaceuticals under the Medicare and Medicaid programs will continue to be based on current methodologies or even remain similar to present levels. We may be subject to rate reductions as a result of federal or state budgetary constraints or other legislative changes related to the Medicare and Medicaid programs including, but not limited to, the contemplated Medicare Part D drug benefit that was created pursuant to the Medicare Drug Act. In fiscal 2003 and again in fiscal 2004, New York State reduced Medicaid and EPIC prescription reimbursement rates, adversely impacting our pharmacy gross margins. The most recent reductions became effective on October 1, 2004, and are expected to reduce reimbursements by approximately $1.4 million on an annual basis. New Jersey also reduced Medicaid reimbursement rates during 2003.

Fraud and Abuse Laws

        We are subject to federal and state laws and regulations governing financial and other arrangements between healthcare providers. Commonly referred to as the Fraud and Abuse laws, these laws prohibit certain financial relationships between pharmacies and physicians, vendors and other referral sources. During the last several years, there has been substantially increased scrutiny and enforcement activity by both government agencies and the private plaintiffs' bar relating to pharmaceutical marketing practices under the Fraud and Abuse laws. Five of the largest retail pharmacies were recently served with document requests in connection with a Congressional investigation into Medicaid fraud, waste and abuse. Violations of Fraud and Abuse laws and regulations could subject us to, among other things, significant fines, penalties, injunctive relief, pharmacy shutdowns and possible exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid. Changes in healthcare laws or new interpretations of existing laws may significantly affect our pharmacy business. Some of the Fraud and Abuse Laws that have been applied in the pharmaceutical industry include:

        Federal Anti-Kickback Statute:    The federal anti-kickback statute, Section 1128B(b) of the Social Security Act (42 U.S.C. 1320a-7b(b)), prohibits, among other things, the knowing and willful offer, payment, solicitation or acceptance of remuneration, directly or indirectly, in return for referring an individual to a provider of services for which payment may be made in whole or in part under a federal healthcare program, including the Medicare or Medicaid programs. Remuneration has been interpreted to include any type of cash or in-kind benefit, including long-term credit arrangements, gifts, supplies, equipment, prescription switching fees, or the furnishing of business machines. Several courts have found that the anti-kickback statute is violated if any purpose of the remuneration, not just the primary purpose, is to induce referrals.

        Potential sanctions for violations of the anti-kickback statute include felony convictions, imprisonment, substantial criminal fines and exclusion from participation in any federal healthcare program, including the Medicare and Medicaid programs. Violations may also give rise to civil monetary penalties in the amount of $50,000, plus treble damages.

        Although we believe that our relationships with vendors, physicians, and other potential referral sources have been structured in compliance with Fraud and Abuse laws, including the federal anti-kickback statute, the Department of Health and Human Services has acknowledged in its pharmaceutical industry compliance guidance that many common business activities potentially implicate the anti-kickback statute. We cannot offer any assurance that a government enforcement agency, private litigant, or court will not interpret our business relations to violate the anti-kickback laws.

        The False Claims Act:    Under the False Claims Act, or the FCA, civil penalties may be imposed upon any person who, among other things, knowingly or recklessly submits, or causes the submission of false or fraudulent claims for payment to the federal government, for example in connection with Medicare and Medicaid. Any person who knowingly or recklessly makes or uses a false record or statement in support of a false claim, or to avoid paying amounts owed to the federal government, may also be subject to damages and penalties under the False Claims Act.

        Moreover, private individuals may bring qui tam, or "whistle blower," suits under the False Claims Act, and may receive a portion of amounts recovered on behalf of the federal government. Such actions must be filed under seal pending their review by the Department of Justice. Penalties of between $5,000 and $11,000 and treble damages may be imposed for each violation of the FCA. Several federal district courts have held that the False Claims Act may apply to claims for reimbursement when an underlying service was delivered in violation of other laws or regulations, including the anti-kickback statute.

        In addition to the False Claims Act, the federal government has other civil and criminal statutes, which may be utilized if the government suspects that we have submitted false claims. Criminal provisions that are similar to the False Claims Act provide that if a corporation is convicted of presenting a claim or making a statement that it knows to be false, fictitious or fraudulent to any federal agency, it may be fined not more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense. Many states also have similar false claims statutes that impose liability for the types of acts prohibited by the FCA, and bills for state false claims laws modeled on the federal FCA have recently been introduced in the New York and New Jersey legislatures. Finally, the submission of false claims may result in termination of our participation in federal or state healthcare programs. Members of management and persons who actively participate in the submission of false claims can also be excluded from participation in federal healthcare programs.

        We believe that we have sufficient procedures in place to provide for the accurate completion of claim forms and requests for payment. Nonetheless, given the complexities of the Medicare and Medicaid programs, we may code or bill in error, and such claims for payment may be treated as false claims by the enforcing agency or a private litigant.

Drug Utilization Review

        The Omnibus Budget Reconciliation Act of 1990, or OBRA 90, establishes a number of regulations regarding state Medicaid prescription drug benefits. Although OBRA 90 primarily focuses on drug manufacturers' obligations to provide drug rebates under state Medicaid programs, it also requires states to create drug utilization review, or DUR, requirements in order to combat fraud, abuse, gross overuse, inappropriate or medically unnecessary care as well as to educate patients about potential adverse reactions. DUR requires pharmacists to discuss with patients relevant information in connection with dispensing drugs to patients. This information may include the name and description of the medication, route and dosage form of the drug therapy, special directions and precautions for patients, side effects, storage, refill and what a patient should do upon a missed dosage. Under DUR requirements, pharmacists are also required to make a reasonable effort to obtain the patient's identification information, medical and drug reaction history and to keep notes relevant to an individual's drug therapy. We believe our pharmacists provide the required drug use consultation with our customers.

Healthcare Information Practices

        The Health Insurance Portability and Accountability Act of 1996, or HIPAA, sets forth standards for electronic transactions; unique provider, employer, health plan and patient identifiers; security and electronic signatures as well as privacy protections relating to the exchange of individually identifiable health information. The Department of Health and Human Services, or DHHS, has released three rules mandating compliance with the standards set forth under HIPAA. We believe our pharmacies achieved compliance with DHHS's standards governing the privacy of the use and disclosure of individually identifiable health information by the required compliance date of April 14, 2003. In addition, we implemented the uniform standards governing common healthcare transactions by the required compliance date of October 16, 2003. Finally, rules governing the security of health information were issued on February 20, 2003, with a compliance date of April 21, 2005.

        We continue to evaluate the effect of the HIPAA standards on our business. At this time, management believes that our pharmacies have taken all appropriate steps to achieve compliance with the HIPAA requirements. However, by letter dated October 25, 2004, we were notified by the Department of Health and Human Services Office for Civil Rights that it is informally investigating a complaint regarding an alleged violation of the HIPAA privacy standards by a Duane Reade employee. Based on the description of the alleged conduct in the DHHS letter, we do not believe that the complaint is likely to result in actions by the DHHS that would have a material adverse effect on our operations. Moreover, HIPAA compliance is an ongoing process that will require continued attention and adaptation even after the official compliance dates. Management does not currently believe that the cost of compliance with the existing HIPAA requirements will be material to us; however, management cannot predict the cost of compliance with HIPAA requirements that are not yet effective. Noncompliance with HIPAA may result in criminal penalties and civil sanctions. The HIPAA standards have increased our regulatory and compliance burden and have significantly affected the manner in which our pharmacies use and disclose health information, both internally and with other entities.

        In addition to the HIPAA restrictions relating to the exchange of healthcare information, individual states have adopted laws protecting the confidentiality of patient information which impact the manner in which pharmacy records are maintained. Violation of patient confidentiality rights under common law, state or federal law could give rise to damages, penalties, civil or criminal fines and/or injunctive relief. We believe that our pharmacy operations and prescription file-buying program are consistent with federal and state privacy protections. However, an enforcement agency or court may find a violation of state or federal privacy protections arising from our pharmacy operations or our prescription file-buying program.

Healthcare Reform and Federal Budget Legislation

        In recent years, Congress has passed a number of federal laws that have created major changes in the healthcare system. In December 2000, the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000, or BIPA, was signed into law. Generally, BIPA, which became effective in April 2001, included provisions designed to further mitigate the reimbursement cuts contained in the Balanced Budget Act of 1997. BIPA also clarified the government's policy with regard to coverage of drugs and biologics, and addressed certain reimbursement issues. BIPA mandated a study by the General Accounting Office regarding payment for drugs and biologics under Medicare Part B, and required the General Accounting Office to report to the secretary of the DHHS specific recommendations for revised payment methodologies. BIPA established a temporary moratorium on direct or indirect reductions, but not increases, in payment rates in effect on January 1, 2001.

        BIPA also addressed attempts to modify the calculation of average wholesale prices of drugs, or AWPs, upon which Medicare and Medicaid pharmacy reimbursement has been based. The federal government has been actively investigating whether pharmaceutical manufacturers have been improperly manipulating average wholesale prices, and several pharmaceutical manufacturers have paid significant civil and criminal penalties to resolve litigation relating to allegedly improper practices affecting AWP.

        In response to BIPA and other criticisms of AWP pricing methodologies, the recently enacted Medicare Drug Act contains a number of drug pricing reforms, some of which were effective January 1, 2004. After January 1, 2005, many drugs will be reimbursed under new pricing methodologies. Although reporting obligations that currently arise under the AWP system and Medicaid Best Price statutes are imposed on pharmaceutical manufacturers, current and future changes in pricing methodologies may affect reimbursement rates, pharmaceutical marketing practices and the offering of discounts and incentives to purchasers, including retail pharmacies, in ways that are uncertain at this time.

        It is uncertain at this time what additional healthcare reform initiatives, if any, will be implemented, or whether there will be other changes in the administration of governmental healthcare programs or interpretations of governmental policies or other changes affecting the healthcare system. We cannot assure you that future healthcare or budget legislation or other changes, including those referenced above, will not materially adversely impact our pharmacy business.

Non-Healthcare Licenses

        We have been granted cigarette tax stamping licenses from the State of New Jersey, the State of New York and the City of New York, which permit us to buy cigarettes directly from the manufacturers and stamp the cigarettes ourselves. Our stores possess cigarette tax retail dealer licenses issued by the State of New York, the City of New York and the State of New Jersey. In addition, a number of our stores possess beer licenses issued by the State of New York. We seek to comply with all of these licensing and registration requirements and continue to actively monitor our compliance. By virtue of these license and registration requirements, we are obligated to observe certain rules and regulations, and a violation of these rules and regulations could result in suspension or revocation of one or more licenses or registrations and/or the imposition of monetary penalties or fines.

Employees

        As of September 25, 2004, we had approximately 6,500 employees, 79% of whom were full time. Unions represent approximately 4,600 of our employees. Non-union employees include employees at corporate headquarters, store and warehouse management and most part-time employees, as well as approximately 40% of our store pharmacists. The distribution facility employees are represented by the International Brotherhood of Teamsters, Chauffeurs and Warehousemen and Helpers of America, Local 815. Our three year contract with this union expires on August 31, 2005. Employees in 139 stores are represented by the Allied Trades Council, or ATC, and other stores are represented by Local 340A New York Joint Board, UNITE AFL CIO, or UNITE. On August 31, 2001, our collective bargaining agreement with the ATC expired after we were unable to reach agreement with the ATC on terms for a successor agreement. The ATC unsuccessfully attempted to strike at some of our stores, but our employees remained at work at all times and have been working under the terms of our December 6, 2001 implemented contract with the ATC, which expired on August 31, 2004. We are a respondent in a National Labor Relations Board, or NLRB, administrative proceeding regarding a dispute with the ATC over whether a negotiating impasse was reached between us and the ATC. See "—Legal Proceedings." Our current contract with UNITE expired on March 31, 2004. A new agreement with this union was completed on November 22, 2004 and will expire on March 31, 2005.

Intellectual Property

        The name "Duane Reade" and the "DR" logo are registered trademarks. We believe that we have developed strong brand awareness within the New York City area. As a result, we regard the Duane Reade logo as a valuable asset. In September of 1998, we acquired 29 Rock Bottom stores which we converted to the Duane Reade format in the 1999 fiscal year. In addition, in connection with the Rock Bottom acquisition, we acquired the "Rock Bottom" name and the "Rock Bottom" logo, each of which are registered trademarks. In 2002, we introduced a new private label cosmetic line that sells under the brand name "apt.5." We have filed trademark applications for the "apt.5" name and "apt.5" logo. In 2003, we filed a patent application for our pharmacy kiosk. We currently have a "patent pending" status on our pharmacy kiosk invention.

Properties

        As of September 25, 2004, we were operating stores in the following locations:

Number of Stores
Manhattan, NY	134
Brooklyn, NY	34
Queens, NY	29
New Jersey	14
Nassau County, NY	12
Bronx, NY	11
Staten Island, NY	10
Westchester County, NY	7
Suffolk County, NY	3
Rockland County, NY	1

Total	255

        With the exception of one store located in Irvington, New Jersey, and one store located in the Bronx, New York all of our stores are leased. Store leases generally average initial terms of 12 to 15 years. The average year of expiration for stores operating as of September 25, 2004 is 2013. Lease rates are generally subject to scheduled increases that average approximately 12% every five years. The following table sets forth the lease expiration dates of our leased stores on an annual basis through 2008 and thereafter. Of the 50 stores with leases expiring by December 31, 2008, 23 have renewal options.

Year	No. of Leases Expiring	Number With Renewal Options
2004	4	0
2005	5	1
2006	7	3
2007	15	7
2008	19	12
Thereafter	192	90

        We occupy approximately 95,000 square feet for our corporate headquarters, located in Manhattan, New York City, under a lease that expires in 2012.

        We occupy an approximately 506,000 square foot warehouse in Maspeth, Queens, New York City under a lease that expires in 2017.

        We occupy an approximately 165,000 square foot warehouse in North Bergen, New Jersey under a lease that expires in 2008.

Legal Proceedings

        We are party to legal actions arising in the ordinary course of business. Based on information presently available to us, we believe that we have adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material, adverse effect on the financial position, results of operations or cash flows of our company. In addition, we are a party to the following legal actions and matters:

        During 2002, we initiated a legal action against our former property insurance carrier, in an attempt to recover what we believe to be a fair and reasonable settlement for the business interruption portion of our claim originating from the September 11, 2001 World Trade Center terrorist attack, during which our single highest volume and most profitable store was completely destroyed. The claim is pending before the United States District Court for the Southern District of New York. In September 2003, a trial on certain issues was held regarding some of the matters at issue in the litigation, including whether we would have obtained a renewal of our lease at the World Trade Center. We have received a favorable ruling on this and other legal issues in the case and now the matter has moved into an appraisal process. The appraisal process involves two appraisers and an arbitrator (to resolve differences between the two appraisers) who will determine the amount of insured loss we have sustained. The insurance carrier has appealed a number of rulings by the trial court. In light of both the early stage of the appraisal process and the inherent uncertainty in litigation relating to our appeal, the amount of additional insurance proceeds, if any, that we may collect under the terms of our insurance contract with the defendant cannot be reasonably predicted or determined at this time, and therefore, we have not accrued any additional income related to this potential settlement. In fiscal 2002, we received an advance of approximately $9.4 million toward the business interruption claim that was recognized as a separate component of income in the consolidated statement of income. In the event of an unfavorable outcome to us, this amount would not be required to be returned to the insurance company.

        We, Mr. Cuti, Mr. Henry and Mr. Charboneau have been named as defendants in connection with the consolidation of several class action complaints alleging violations of the federal securities laws that were filed from August 2002 through October 2002. The action, which was in the United States District Court for the Southern District of New York, was on behalf of shareholders who purchased our common stock between April 1, 2002 and July 24, 2002, inclusive. The complaint, which sought an unspecified amount of damages, alleged that the defendants violated the federal securities laws by issuing materially false and misleading statements during the class period. On December 1, 2003, the district judge granted our motion to dismiss the plaintiff's action, with prejudice. The plaintiffs subsequently filed an appeal. On August 17, 2004, the U.S. Court of Appeals affirmed the district court's ruling in our favor.

        We are a defendant in a class action suit in the Federal Court for the Southern District of New York filed in January 2000 regarding alleged violations of the Fair Labor Standards Act as to a group of individuals who provided delivery services on a contract basis to us. In December 2002, the judge in the action issued a partial summary judgment in favor of a subclass of the plaintiffs and against us. In December 2003, we settled the issue of the amount of our liability to the plaintiffs without any admission of wrongdoing and in an amount consistent with our previously established reserves. By a decision dated August 4, 2004, the district court awarded the plaintiffs certain attorneys' fees in this matter. We have fully reserved the amounts of the fees in question and have appealed this award.

        We are a party to an NLRB administrative proceeding regarding a dispute with the Allied Trades Council over whether a negotiating impasse was reached between us and the union in August of 2001. The Allied Trades Council represents employees in 139 of our stores in a collective bargaining agreement that expired on August 31, 2001. Our employees have been working pursuant to the terms of our December 6, 2001 implemented contract with the ATC, which expired on August 31, 2004. We believe an impasse did in fact occur and as a result, we had the right to implement our latest contract proposal at that time which included wage increases, health and welfare benefits, vacation and sick benefits and a 401(k) retirement program. We discontinued making additional payments into the various funds associated with the union as we were providing many of these benefits on a direct basis and because our past contributions to these funds caused these funds to be in a position of excessive overfunding. In addition, we had concerns that our past payments into these funds were not being managed in a way to ensure they were being properly utilized for the benefit of our employees. On February 18, 2004, an ALJ who had reviewed various matters related to this proceeding issued a decision and related recommendation, which concluded that the parties were not at impasse. The remedies recommended by the ALJ included, among other things, a requirement for us to make our employees whole by reimbursing them for expenses ensuing from the failure to make contributions to the union funds and to make such funds whole, plus interest. This recommendation was adopted by a three-member panel of the NLRB on September 15, 2004. If it is enforced by the circuit court of appeals, it could result in our being required to contribute amounts that have yet to be determined into the union's pension benefit, health and welfare and vacation funds. Any potential required contributions resulting from a final judicial determination of this matter would potentially be subject to offset by the amounts that we had funded since we implemented our final contract proposal for these same benefits that were paid for our Allied Trades Council employees. Because the NLRB decision represents the first phase of a long and complicated administrative process to be followed by a full judicial review of all of the facts and circumstances, the final outcome cannot be reliably determined at this time. The NLRB's decision is subject to judicial review by the circuit court of appeals and a compliance hearing before any financial remedy can be determined. While there can be no definitive assurance, we have been advised by our outside labor counsel that our petition for review contains a number of valid defenses and arguments against enforcement of the NLRB decision.

        In light of the foregoing, while it is our belief that the final financial outcome of this litigation cannot be determined, under the provisions of Statement of Financial Accounting Standard No. 5 which addresses contingencies, we recorded a pre-tax charge of $12.6 million for the year ended December 27, 2003 and additional pre-tax charges of $1.1 million in each of the quarters ended March 27, 2004 and June 26, 2004, $0.4 million in the period from June 27, 2004 through July 30, 2004 and $0.7 million in the period from July 31, 2004 through September 25, 2004. These charges represent our current best estimate of the loss that would result upon application of the NLRB's decision. We note that such charges were based upon the facts available to us at the time. In our opinion, such charges could be subject to significant modification in the future, upon review by the Federal Circuit Court of Appeals, completion of a compliance hearing and any appeals relating to the outcome of that hearing. These charges reflect the amount of contributions that we did not make into the union benefit funds for the period from the August 31, 2001 expiration of the contract through September 25, 2004, reduced by a portion of the benefits we paid directly to or for the benefit of these employees over the same period. It also includes an interest cost for these net contributions from the date they would have been paid until September 25, 2004. While this represents our current best estimate of the ALJ's recommendation, we believe that, as of September 25, 2004, the actual range of loss in this matter could be from $0 if the Circuit Court of Appeals does not enforce the NLRB decision at all, to approximately $30 million, if the NLRB's decision is upheld and there is no offset for any benefits paid over this period.

        Until such time as further legal developments warrant a change in the application of this accounting standard, or until this matter is resolved, we will record additional non-cash pre-tax charges, including interest, which are calculated on the same basis as the charge recorded in the 2003 financial statements. We currently estimate that the pre-tax charge recorded during the full 12 months of 2004 will approximate $4.4 million.

        We are a party to related lawsuits, Irving Kroop, et al v. Duane Reade, NY, NY et al, 00 Civ. 9841, et al., instituted by the trustees of several union benefit funds wherein the funds claim that we did not make certain required contributions to these funds from January 2000 through August 2001. By decisions dated August 5, 2004 and September 27, 2004, the District Court awarded judgment to the funds on certain aspects of their complaints. These partial judgments, for which we have provided adequate reserves, are subject to further appeal by us. The remaining unresolved portions of the plaintiffs' claims are still being litigated and accordingly, we intend to continue to vigorously defend ourself in these matters. At this time, it is not possible to determine the ultimate outcome of this case or the actual amount of liability we may face, if any.

        We are involved in an ongoing dispute with Cardinal Health, one of our former suppliers of pharmaceutical products. Both parties have claims against the other involving, among other things, breach of contract, promissory estoppel and unjust enrichment. Duane Reade is seeking from Cardinal an unspecified amount of damages and punitive damages of at least $20 million. Cardinal is seeking approximately $18 million in damages plus attorney's fees and interest. While there can be no definitive assurance, we believe we have counterclaims that offset the claims against us by Cardinal, as well as meritorious defenses to these claims, and plan to vigorously pursue our affirmative claims and to vigorously defend ourselves in this action. Non-party discovery in the case has concluded and it is expected to go to trial sometime in 2005.

        A New York State Tax Appeal ruling in a matter involving another company may have an adverse impact upon our New York State Franchise Tax filings from years 1999 through 2002. This matter relates to the required combination of affiliated subsidiaries in recognizing royalty fee and related income for intangible property. The ruling is subject to further legal appeal and interpretation in light of our own specific facts and circumstances. The outcome of this matter, and the resulting amount of additional income tax expense, if any, cannot be determined by us at this time.

        In November 2004, we were notified that a class action complaint, Damassia v. Duane Reade Inc., was filed in the United States District Court, Southern District of New York. The complaint alleges that, from the period beginning November 1998, we incorrectly gave some employees the title, "Manager," in an attempt to avoid paying these employees overtime, in contravention of the Fair Labor Standards Act and the New York Law. The complaint seeks twice an unspecified amount of unpaid wages. We believe this claim to be without merit, and we intend to defend ourselves against this claim. However, due to the uncertainty of litigation, there can be no assurance as to the ultimate outcome of this matter.

Litigation Relating to the Acquisition

        We are aware of six purported class action complaints challenging the Acquisition consummated by us and Duane Reade Acquisition that have been filed in the Court of Chancery of the State of Delaware, referred to as the "Delaware Complaints," and three purported class action complaints that have been filed in the Supreme Court of the State of New York. Two of the New York complaints have been dismissed without prejudice. The other New York complaint (the "New York Complaint") is pending, but has not been served on us. The Delaware Complaints name Mr. Cuti and certain other members of our board of directors and executive officers as well as Duane Reade as defendants. Four of the Delaware Complaints name Oak Hill as a defendant. The New York Complaint names Mr. Cuti and certain other members of our board of directors and executive officers as well as Duane Reade as defendants. One of the dismissed New York complaints named Oak Hill as a defendant.

        The Delaware Complaints were consolidated on January 28, 2004, and on April 8, 2004 the plaintiffs in the Delaware actions filed a consolidated class action complaint. We believe these lawsuits are without merit and plan to defend these lawsuits vigorously.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Anthony J. Cuti	59	Chairman, Chief Executive Officer and President
Gary Charboneau	59	Senior Vice President—Sales and Marketing
John K. Henry	54	Senior Vice President, Chief Financial Officer and Assistant Secretary
Jerry M. Ray	56	Senior Vice President—Store and Pharmacy Operations
Timothy R. LaBeau	49	Senior Vice President—Merchandising
Michael S. Green	31	Vice President and Director
Andrew J. Nathanson	46	Vice President and Director
Denis J. Nayden	50	Director
Tyler J. Wolfram	37	Vice President and Director

        In addition, we expect to appoint independent directors to our board after the Acquisition closes.

        Anthony J. Cuti has been our Chairman of the Board, Chief Executive Officer and President since April 1996. Prior to joining us, Mr. Cuti served as President and as a member of the Board of Directors of Supermarkets General and Pathmark from 1993 to 1996 and, prior to being named President of Supermarkets General and Pathmark, Mr. Cuti was Executive Vice President and Chief Financial Officer of Supermarkets General. From 1984 to 1990, he was the Chief Financial Officer of the Bristol-Myers International Group of the Bristol-Myers Company and prior to that was employed by the Revlon Corporation. Mr. Cuti serves on the Board of Trustees of Fairleigh Dickinson University. Mr. Cuti's current Employment Agreement expires on July 30, 2009.

        Gary Charboneau has been our Senior Vice President in charge of Sales and Marketing since February 1993. Prior to joining us, Mr. Charboneau held various positions at CVS, a retail drugstore chain, from 1978 to February 1993, most recently as Executive Vice President.

        John K. Henry has been our Senior Vice President and Chief Financial Officer since August 1999. Prior to joining us, Mr. Henry was Senior Vice President and Chief Financial Officer of Global Household Brands from 1998 to 1999, Executive Vice President and Chief Financial Officer of Rickel Home Centers from 1994 to 1998 and Vice President of Finance of Supermarkets General Holdings Corporation from 1992 to 1994.

        Jerry M. Ray has been our Senior Vice President in charge of Store and Pharmacy Operations since July 1996 and served as Vice President of Pharmacy Operations from April 1995 to June 1996. From 1991 to 1994, Mr. Ray served as President and CEO of Begley Drugstores, Inc.

        Timothy R. LaBeau has been our Senior Vice President in charge of Merchandising since July 2003. Prior to joining us, Mr. LaBeau was Operating Group President of Fleming Inc. from January 2002 through April 2003. In this capacity, Mr. LaBeau held sales, marketing and purchasing responsibilities across 12 operating divisions of Fleming Inc. From 1998 to 2001, Mr. LaBeau was President of the American Sales Division of Ahold USA, Inc., during which time his responsibilities included, among others, merchandising, operations and human resources for all general merchandise and pharmacy business done by Ahold. From 1994 to 1998, Mr. LaBeau held the position of Executive Vice President of Merchandising with Ahold USA, Inc. From 1977 to 1994, Mr. LaBeau held various management positions with Aldi, an international grocery retailer.

        Michael S. Green became one of our directors and a Vice President at the closing of the Acquisition. He has been a Principal at Oak Hill since August 2004, and prior to that, he was a Vice President at Oak Hill since 2000.

        Andrew J. Nathanson became one of our directors and a Vice President at the closing of the Acquisition. His principal occupation since March 2000 has been Managing Partner at Oak Hill and Vice President of Oak Hill Capital Management, Inc., the principal business of which is acting as the investment adviser of Oak Hill. From 1989 to 2000, Mr. Nathanson served as Managing Director at Donaldson Lufkin & Jenrette Securities Corporation, an investment bank.

        Denis J. Nayden became one of our directors in November 2004. He is currently a Managing Partner of Oak Hill. Prior to joining Oak Hill in 2003, he was Chairman and Chief Executive Officer of GE Capital, a global, diversified financial services company, from 2000. During his 27-year tenure at General Electric Co. ("GE"), Mr. Nayden also served as Chief Operating Officer from 1994 to 2000 and in various positions of increasing responsibility prior to that. Mr. Nayden continues to serve in a consulting capacity to GE. He also serves on the boards of directors of SES Global, a global satellite operator, and United Way, a charitable organization. Mr. Nayden also serves on the Board of Trustees of the University of Connecticut.

        Tyler J. Wolfram became one of our directors and a Vice President at the closing of the Acquisition. His principal occupation since 2000 has been Partner at Oak Hill. During 2000, Mr. Wolfram served as Managing Director of Whitney & Co., a private equity investment firm. From 1998 to 2000, Mr. Wolfram served as Managing Director of Cornerstone Equity Investors, LLC, a private equity investment firm.

        We do not currently have an Audit Committee financial expert because of the recent change in the composition of the Board of Directors due to the Acquisition.

Executive Compensation

Summary Compensation Table

        The following table summarizes the principal components of compensation of our Chief Executive Officer and our other five most highly compensated executive officers for the fiscal years ended

December 27, 2003, December 28, 2002 and December 29, 2001. The compensation set forth below fully reflects compensation for services performed on our behalf and on behalf of our subsidiaries.

					Long-Term Compensation
			Annual Compensation
Name					Securities Underlying Stock Options(1)	All Other Compensation(2)
	Principal Position	Year	Salary
Anthony J. Cuti	Chief Executive	2003	$850,000		462,550	$555,835
	Officer	2002	$750,000		282,250	$1,170,833
		2001	$750,000		—	$231,019
Gary Charboneau	SVP—Sales	2003	$450,000		163,582	$6,220
	and Marketing	2002	$330,000		77,600	$106,781
		2001	$317,940		—	$122,197
John K. Henry	SVP—Chief	2003	$350,000		177,600	$3,403
	Financial	2002	$275,000		77,600	$123,801
	Officer	2001	$274,120		—	—
Timothy R. LaBeau	SVP—	2003	$162,885	(3)	75,000	—
	Merchandising	2002	—		—	—
		2001	—		—	—
Jerry M. Ray	SVP—Store and	2003	$350,000		143,090	$4,273
	Pharmacy	2002	$280,000		77,600	$56,822
	Operations	2001	$278,462		—	$64,791

(1)
With the exception of Mr. LaBeau, the numbers in this column related to the 2003 fiscal year reflect options cancelled and re-issued (including amounts granted in 2002) pursuant to the offer to exchange options described below under the heading "Stock Option Exchange Offer."

(2)
The amounts in this column include (i) the dollar value of the premiums paid by us with respect to the term portion of split dollar life insurance policies purchased on the lives of the named executive officers: Mr. Cuti ($89,310); Mr. Charboneau ($3,420); Mr. Ray ($1,473) and Mr. Henry ($3,403); and (ii) the actuarial equivalent of the benefit to Mr. Cuti of the remainder of the premiums paid on the split dollar life insurance policy by us based on certain assumptions regarding interest rates and life expectancy: ($347,807). All premiums paid by us on behalf of each of the named executive officers will be recovered by us upon the death of the named executive. In the case of Messrs. Charboneau, Ray and Henry, these arrangements were canceled as of the date of the Acquisition. In the case of Mr. Cuti, we have elected to terminate the SERP obligations and insurance contract arrangements, as described under "—Contracts with Executive Officers—Mr. Cuti's Employment Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Factors Influencing our Liquidity." Mr. LaBeau does not participate in any split dollar life insurance programs. In addition, this column includes the income tax reimbursement to Mr. Cuti in connection with the dollar value of the premiums for the term portion of the split dollar life policy paid in 2002 ($62,928), as well as the value of certain perquisites paid to Mr. Cuti ($52,990, including club membership expenses of $40,567). In addition, this column includes matching contributions made by us to our 401(k) plan during 2003 as follows: Mr. Cuti ($2,800); Mr. Charboneau ($2,800); and Mr. Ray ($2,800).

(3)
Mr. LaBeau joined us effective July 21, 2003.

        The information contained in the following three tables and related disclosures reflects stock options that were granted by us in connection with our previously existing outstanding common stock. As a consequence of the completion of the Acquisition, all such options ceased to exist. Information regarding the stock options of the successor company can be found in the section entitled "Management Stock Option Plan."

Option Grants in Last Fiscal Year

        The following table sets forth information concerning stock options granted to the named executive officers in fiscal 2003:

	Individual Grants
	Number of Securities Underlying Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)			Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
Name			Exercise Price ($/SH)
				Expiration Date	5% ($)	10% ($)
Anthony J. Cuti	462,550	32.8%	$16.55	October 1, 2013	$4,814,316	$12,200,421
Gary Charboneau	163,582	11.6%	$16.55	October 1, 2013	$1,702,595	$4,314,710
John K. Henry	177,600	12.6%	$16.55	October 1, 2013	$1,848,497	$4,684,455
Timothy R. LaBeau	75,000	5.3%	$15.77	July 21, 2013	$743,825	$1,884,999
Jerry M. Ray	143,090	10.2%	$16.55	October 1, 2013	$1,489,310	$3,774,204

(1)
All of the above stock option awards were non-qualified and granted under our 1997 Equity Participation Plan. Except for Mr. LaBeau, each of the options set forth in this table represents replacements of options cancelled in connection with the offer to exchange stock options described below under the heading "Stock Option Exchange Offer." The options granted to Mr. LaBeau vest in five equal installments beginning on the first anniversary of the date of grant, with all options becoming fully vested on the fifth anniversary of the date of grant. The options granted to the other named executives vest in three equal installments beginning on the first anniversary of the date of grant, with all options becoming fully vested on the third anniversary of the date of grant. The exercise prices were based on the fair market value of the shares of common stock at the time the options were granted (as determined in accordance with our 1997 Equity Participation Plan). The options terminate ten years after the date of grant. Upon a termination of employment for any reason, all unvested options will expire immediately and vested options will expire as of (i) the date of the executive's termination of employment for cause, as determined by our compensation committee, (ii) 180 days after the executive's termination by reason of death or permanent disability, or (iii) 30 days after the executive's termination of employment for any reason other than death, permanent disability or cause. Vesting will accelerate in certain instances, including a "sale of the company," as defined in the plan. Holders of options generally received cash for those options in connection with the Acquisition.

(2)
During fiscal 2003, we granted to our employees options covering 1,408,947 shares of common stock, including 1,320,947 options issued as "replacement options" in connection with the Stock Option Exchange Offer. Options granted to employees other than the named executive officers are primarily related to new hires or promotion of key employees. We have generally granted options to senior executives and other key employees on an alternating year basis.

(3)
The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the SEC and therefore are not intended to forecast possible future appreciation, if any, of our stock price. The gains reflect a future value based upon growth at these prescribed rates.

Aggregated Option Exercises in Fiscal Year Ended December 27, 2003 and Fiscal Year-End Option Values

        The following table summarizes the number and value of all unexercised options held by the Chief Executive Officer and our other five most highly compensated executive officers at the end of fiscal 2003.

			Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In The Money Options at Fiscal Year End
Name	Shares Acquired on Exercise
		Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Anthony J. Cuti	365,808	$3,816,621	414,731	469,476	$3,258,751	$92,510
Gary Charboneau	—	—	94,925	167,045	$682,626	$32,716
John K. Henry	—	—	—	177,600	—	$35,520
Timothy R. LaBeau	—	—	—	75,000	—	$73,500
Jerry M. Ray	—	—	138,852	145,861	$1,116,297	$28,618

Stock Option Exchange Offer

        On February 27, 2003, we offered each eligible employee the opportunity to exchange all of his or her currently outstanding options to purchase shares of our common stock granted under our 1992 Stock Option Plan or our 1997 Equity Participation Plan with an exercise price equal to or in excess of $16.00 per share (other than certain options granted on May 7, 1999 pursuant to our Deferred Compensation Stock Grant Program). At the close of the offer on March 27, 2003, we accepted for exchange and cancellation options to purchase an aggregate of 1,337,449 shares of common stock, including 948,822 options held by executive officers. On October 1, 2003, we granted 1,320,947 options to replace those previously exchanged. Each new option issued as a result of the exchange has an exercise price of $16.55 per share, reflecting the average closing price of our common stock as reported on the New York Stock Exchange for the five-day trading period ending immediately prior to the October 1, 2003 grant date. Each new option has a ten-year term and vests in three equal annual installments, beginning on the first anniversary of the date of grant, except under certain change of control events, in which case the new options immediately become fully vested. The difference between the number of options originally exchanged and the number of options issued on October 1, 2003, represents options held by individuals who resigned or were terminated prior to the grant date and whose options were not reissued. This grant of stock options is considered non-compensatory, as the closing price of our common stock on the grant date, $16.30 per share, was less than the exercise price of the options granted.

        The following table sets forth certain information regarding the number of options cancelled pursuant to the offer to exchange options by each of our named executive officers:

Name and Position	Date of Repricing or Amendment	Number of Securities Underlying Option/ SARs Repriced or Amended (#)	Market Price of Stock at Time of Repricing or Amendment ($)	Exercise Price at Time of Repricing or Amendment ($)	New Exercise Price ($)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Anthony J. Cuti—Chief Executive Officer	03/27/03	180,000	$12.82	$25.63	$16.55	6.0 years
	03/27/03	282,550	$12.82	$26.65	$16.55	8.9 years
Gary Charboneau—SVP Sales and Marketing	03/27/03	75,000	$12.82	$25.63	$16.55	6.0 years
	03/27/03	77,600	$12.82	$26.65	$16.55	8.9 years
	03/27/03	5,491	$12.82	$29.37	$16.55	1.9 years
	03/27/03	5,491	$12.82	$40.86	$16.55	1.9 years
John K. Henry—SVP, Chief Financial Officer	03/27/03	50,000	$12.82	$29.38	$16.55	6.4 years
	03/27/03	50,000	$12.82	$21.24	$16.55	6.8 years
	03/27/03	77,600	$12.82	$26.65	$16.65	8.9 years
Jerry M. Ray—SVP Store & Pharmacy Operations	03/27/03	60,000	$12.82	$25.63	$16.55	6.0 years
	03/27/03	77,600	$12.82	$26.65	$16.55	8.9 years
	03/27/03	2,745	$12.82	$29.37	$16.55	2.0 years
	03/27/03	2,745	$12.82	$40.86	$16.55	2.0 years
Timothy R. Labeau—SVP Merchandising	—	—	—	—	—	—

Management Stock Option Plan

        The board of directors of Duane Reade Holdings adopted the Duane Reade Holdings, Inc. Management Stock Option Plan, which is referred to in this prospectus as the "New Option Plan," which became effective on the date the Acquisition was completed. The New Option Plan is administered by the compensation committee of the board of directors of Duane Reade Holdings. Any officer, employee, director or consultant of Duane Reade Holdings or any of its subsidiaries or affiliates is eligible to be designated a participant under the New Option Plan. A maximum of 244,930 shares of common stock of Duane Reade Holdings (on a fully diluted basis) may be granted under the New Option Plan.

        Under the New Option Plan, the compensation committee of Duane Reade Holdings may grant awards of nonqualified stock options, incentive stock options, or any combination of the foregoing. A stock option granted under the New Option Plan will provide a participant with the right to purchase, within a specified period of time, a stated number of shares of Duane Reade Holdings common stock at the price specified in the award agreement. Stock options granted under the New Option Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, not inconsistent with the New Option Plan, as may be determined by the compensation committee and specified in the applicable stock option agreement or thereafter.

Senior Vice President Phantom Stock

        Our senior vice presidents were awarded SVP phantom stock under a phantom stock plan that was adopted effective as of the date of the Acquisition, representing, in the aggregate, approximately 1.5% of the shares of common stock of Duane Reade Holdings (on a fully diluted basis). The SVP phantom stock was granted to our senior vice presidents for future services and in exchange for relinquishing certain payments in connection with the Acquisition and in entering into new employment letters. At the closing of the Acquisition, Messrs. Charboneau, Henry and Ray relinquished an aggregate amount of approximately $2.6 million with respect to their rights under our supplemental executive retirement plan/split dollar life insurance arrangement which would have required us to transfer ownership of the underlying life insurance policies to each of them. Options to purchase shares of our common stock that had a per share exercise price less than the per share consideration paid in the Acquisition are referred to as "Eligible Options" in this prospectus. At the closing of the Acquisition, Mr. LaBeau relinquished payments with respect to Eligible Options totaling approximately $55,000 and retention payments totaling approximately $0.8 million. Mr. Ray also relinquished retention payments totaling approximately $0.3 million and a payment of approximately $0.4 million under an existing price guarantee on stock options awarded to him in May 1999.

        Each senior vice president entered into an award agreement under the Phantom Stock Plan under which he was awarded a specific number of shares of SVP phantom stock. References to awards are references to the total number of shares of SVP phantom stock granted to a particular senior vice president. This was a one time award of phantom stock to our senior vice presidents, and no other awards of phantom stock have been or are expected to be made. Each share of SVP phantom stock represents a share of Duane Reade Holdings common stock. The SVP phantom stock awards vest ratably over a two year period, subject to partial acceleration upon a change of control. Acceleration occurring in connection with a change of control will be to the extent necessary to participate in a transfer giving rise to a tag-along or drag-along right (as if the phantom shares representing the SVP phantom stock were actual shares, to the extent applicable). Awards are generally to be settled (or paid) in shares of Duane Reade Holdings common stock or, in connection with a drag-along event, using the same form of consideration received by Duane Reade Holdings common stockholders in connection with such a transaction, by treating one share of SVP phantom stock as a share of Duane Reade Holdings common stock. Awards of SVP phantom stock will settle in whole or in part, depending upon the extent to which the senior vice president has vested in his award, on a drag-along event, tag-along event, initial public offering of Duane Reade Holdings common stock or five years following the Acquisition. Awards of SVP phantom stock will also settle, to the extent vested, following the senior vice president's death or termination of employment without "Cause" or for "Good Reason" as each term is defined in the new SVP employment letter. Upon termination of employment under certain limited circumstances, the SVP phantom stock awards may be settled in cash at fair market value, treating each share of SVP phantom stock as one share of Duane Reade Holdings common stock. Shares of Duane Reade Holdings common stock received by our senior vice presidents through the settlement of a SVP phantom stock award are subject to the stockholders and registration rights agreement which is more fully described in "Certain Relationships and Related Transactions—Agreements Relating to Duane Reade Holdings—Stockholders and Registration Rights Agreement." In addition, SVP phantom stock awards participate in dividends to the same extent as the holders of Duane Reade Holdings common stock. SVP phantom stock awards also contain a sunset provision that provides that these awards, to the extent not yet settled, may be settled in shares of Duane Reade Holdings common stock no earlier than July 30, 2009.

Compensation Of Directors

        We do not compensate directors who are our employees or affiliates of Oak Hill for their service as directors. We expect that independent directors will receive customary fees for their service as directors.

Contracts with Executive Officers

Mr. Cuti's Profits Interest

        Mr. Cuti's employment agreement provides for the award to Mr. Cuti of a profits interest in Duane Reade Shareholders that, based on the amount of the initial equity investments by the investor group led by Oak Hill and by management and given a sufficient appreciation in the value of Duane Reade Shareholders following the Acquisition, could result in his possession of an approximately 7.9% equity interest in Duane Reade Shareholders (on a fully diluted basis), which, as of the effective date of the Acquisition, would be equivalent to approximately 7.1% of the aggregate ownership interest in us on a consolidated basis. The profits interest will have no value unless the value of Duane Reade Shareholders appreciates. In connection with a realization event (such as a sale), if the fair market value of Duane Reade Shareholders appreciates, Mr. Cuti will generally be allocated the first $20 million of such appreciation and will share in distributions of additional amounts in accordance with his pro rata interest. The profits interest vests over a five year period, subject, generally, to Mr. Cuti's continued employment with us. Vesting of the profits interest will accelerate upon the occurrence of a change of control or an underwritten offering of common stock by us, Duane Reade Holdings or Duane Reade Shareholders that results in a public offering of at least 20% of such entity's common stock or generates gross proceeds of at least $100 million. The profits interest is subject to customary drag-along, tag-along and registration rights as well as preemptive rights in specific circumstances. The profits interest is intended to meet certain IRS guidelines, but in the event that Mr. Cuti incurs any income taxes as a result of the grant of the profits interest, we will indemnify him against such taxes.

Mr. Cuti's Employment Agreement

        On December 22, 2003, Mr. Cuti entered into an employment agreement revising the terms and conditions of his prior employment agreement to reflect those that currently apply to Mr. Cuti's employment with us. Following the execution of that employment agreement, we negotiated certain modifications to the terms and conditions of Mr. Cuti's employment, and on March 16, 2004, we entered into a new employment agreement, which was subsequently amended on June 18, 2004. The term of Mr. Cuti's employment under the new employment agreement is five years, during which time he will serve as our and Duane Reade Holdings' chairman of the board (except if prohibited by legal requirements), president and chief executive officer. The new employment agreement contemplates an initial base salary of $1 million per annum and an annual bonus opportunity ranging from 0% to 175% of base salary based upon our success in achieving annual financial performance targets.

        Under the terms of his prior employment agreement, Mr. Cuti participated in a supplemental executive retirement plan, or SERP, and we agreed to satisfy our obligation to him under the SERP through the purchase of an insurance contract. The insurance contract provided benefits to Mr. Cuti's beneficiaries upon his death, as well as retirement benefits upon the earlier of him reaching age 65 or three years after his termination date. As of June 3, 2004, under the terms of his prior employment agreement, we were obligated to make annual premium payments under the insurance contract of approximately $5 million for each of the next six years (totaling a minimum of approximately $30.0 million as of June 3, 2004), subject to an accelerated payment equal to the present value of such amount upon the termination of Mr. Cuti's employment with us for any reason, the non-renewal of his prior employment agreement, the renewal of his prior employment agreement in accordance with its terms (which is scheduled to occur in December 2004), the sale of us, Mr. Cuti's attainment of age 65, or our failure to timely pay the annual insurance premiums owed under the insurance contract. The new employment agreement provided us with an election to terminate the SERP obligations and the insurance contract arrangements. Upon the consummation of the Acquisition, we exercised this election. The new employment agreement provides that Mr. Cuti will waive his entitlement to the SERP and release us from all of the obligations to make premium payments (totaling a minimum of approximately $30.0 million as of June 3, 2004 as described above) under the insurance contract in exchange for, among other things, payments to Mr. Cuti totaling $24.5 million, which are referred to as the "Prepayment Amount" in this prospectus and may be reduced as described below. The Prepayment Amount will generally be paid in installments with the final installment to be paid on June 30, 2005. Following the Acquisition we paid $1.5 million to Mr. Cuti which is a portion of the first installment of the Prepayment Amount.

        Following our election to terminate the SERP obligations and the insurance contract arrangements, a portion of the Prepayment Amount will be satisfied using the cash surrender value of the insurance contract at the time that we elect to cancel (approximately $14.1 million as of September 25, 2004).

        The new employment agreement provides for the relinquishment by Mr. Cuti of certain long-term incentives to which he is entitled under his prior employment agreement and lower severance payments (as described below) than those provided for in his prior employment agreement. The new employment agreement provides for new long-term incentives to Mr. Cuti, including the profits interest in Duane Reade Shareholders described above under "—Mr. Cuti's Profits Interest Following the Acquisition," options to purchase 4% of the common stock of Duane Reade Holdings (on a fully diluted basis), and payments of $0.9 million on each of the first through fifth anniversaries of the effective date of the Acquisition, subject, generally, to his continued employment. In connection with the completion of the Acquisition, Mr. Cuti received a payment of approximately $5.0 million and forfeited all of his Eligible Options, valued at approximately $2.7 million based on the Acquisition consideration of $16.50 per share, and the right to receive a payment of $1.0 million under an existing price guarantee of stock options granted in May 1999.

        The stock options and profits interest awards vest over five years subject, generally, to Mr. Cuti's continued employment with us, and with respect to the profits interest subject to acceleration upon the occurrence of specific events, including a "change of control" (as described below). The new employment agreement defines a "change of control" to include in specific circumstances, among other things:

  •
  the acquisition by a third party of securities representing more than 50% of our voting stock or the right to appoint a majority of the members of our board of directors;

  •
  our adopting a plan of liquidation or consummating an agreement for the sale of all or substantially all of its assets; or

  •
  prior to an underwritten offering of common stock by us, Duane Reade Holdings or Duane Reade Shareholders that results in a public offering of at least 20% of such common stock or generates gross proceeds of at least $100 million, the failure by Oak Hill to retain and exercise the power to designate a majority of the members of our board of directors appointable by the investor group led by Oak Hill.

        In addition, upon a change of control, the vesting of stock options will occur to the extent necessary for the Chairman to participate in a transfer giving rise to tag-along or drag-along rights.

        All equity interests held by Mr. Cuti in Duane Reade Shareholders and Duane Reade Holdings, are subject to customary drag-along, tag-along and registration rights as well as preemptive rights in specific circumstances. The tag-along and drag-along rights will, under certain circumstances, either afford Mr. Cuti the opportunity to or require him to participate, respectively, in a sale of all or a portion of the equity in Duane Reade Shareholders or Duane Reade Holdings. In addition, upon the occurrence of specified events, including the fifth anniversary of the effective date of the Acquisition, Mr. Cuti will have the right to require us to purchase for cash over a two year period all or a portion of the equity interests held by Mr. Cuti in Duane Reade Shareholders and Duane Reade Holdings as he may designate, at fair market value as determined in accordance with a formula and the procedures set forth in the new employment agreement. Mr. Cuti's repurchase rights will be suspended at any time when the exercise of such repurchase rights would result in a breach or default under the credit or other financing agreements of us, Duane Reade Holdings or Duane Reade Shareholders. Mr. Cuti's repurchase right will terminate upon or in connection with an underwritten offering of common stock by us, Duane Reade Holdings or Duane Reade Shareholders that results in a public offering of at least 20% of such entity's common stock or generates gross proceeds of at least $100 million.

        The new employment agreement also provides for the participation by Mr. Cuti in all benefit plans generally available to our senior executives, the continuation of the fringe benefits provided to Mr. Cuti under his prior employment agreement, retiree medical benefits for Mr. Cuti and his spouse, severance benefits and, following our election to terminate the SERP obligations and the insurance contract arrangements, if exercised, and payment of the Prepayment Amount, the payment of premiums of up to $88,000 per year for term life insurance coverage. The new employment agreement provides indemnification for income taxes incurred by Mr. Cuti for certain payments to him that are not paid in cash or marketable property. We will also pay the remaining premiums in an aggregate amount of approximately $1.0 million owed on a life insurance policy owned by us pursuant to Mr. Cuti's SERP/split dollar life insurance retention arrangement which was established for Mr. Cuti in 1998 as part of his long-term compensation program. We will transfer full ownership of that policy to Mr. Cuti subject, generally, to his continued employment with us for two years following the effective date of the Acquisition (the cash surrender value of the life insurance policy was approximately $3.6 million as of September 25, 2004).

        The new employment agreement provides that we may terminate Mr. Cuti's employment with us and Duane Reade Holdings with or without "cause," as defined in the new employment agreement, which includes:

  •
  a finding by the board of directors of the company that Mr. Cuti has committed an act of fraud or embezzlement against Duane Reade Holdings or us or any of our subsidiaries;

  •
  Mr. Cuti's conviction of a felony; or

  •
  any material willful breach of the new employment agreement by Mr. Cuti.

        The new employment agreement also provides that Mr. Cuti may terminate his employment with us and Duane Reade Holdings for "good reason," as defined in the new employment agreement, which includes:

  •
  a reduction in the Mr. Cuti's base salary without his consent;

  •
  except as a result of any legal requirement, removal of Mr. Cuti from the positions of president, chief executive officer or chairman of the board of directors of us or Duane Reade Holdings without his consent or the assignment to Mr. Cuti of duties that are materially and adversely inconsistent with such positions without his consent;

  •
  except as a result of any legal requirement, the creation within us or Duane Reade Holdings of any position equal to or superior to that of Mr. Cuti's position or which does not report to Mr. Cuti;

  •
  except as a result of any legal requirement, the failure of Mr. Cuti to be elected chairman of the board of directors of us or Duane Reade Holdings;

  •
  the relocation of the offices in which Mr. Cuti is principally employed to a location outside of the borough of Manhattan without his consent;

  •
  any material breach of the new employment agreement by us, Duane Reade Holdings or Duane Reade Shareholders which includes our failure to have Andrew J. Nathanson, a Managing Partner of Oak Hill, or an independent director appointed to the board of directors of us in accordance with the terms of the new employment agreement; or

  •
  if we become a direct or indirect subsidiary of an acquiring company, the failure to appoint Mr. Cuti to the position of chief executive officer of the acquiring company.

        Upon the termination of Mr. Cuti's employment by us without cause or upon his resignation for good reason, he will be entitled to receive the following severance payments: (1) a payment equal to three times the sum of his most recent base salary and the highest bonus actually paid to him during the term of the new employment agreement (or 125% of base salary, if terminated during the first year of the term), plus (2) acceleration of the remaining unpaid $0.9 million cash payments. One quarter of this severance amount must be paid within 10 days of the termination of his employment and the remainder must be paid in substantially equal installments over the 24-month period following termination. In addition, the unvested portion of his profits interest and stock options will immediately vest upon his termination without cause or upon his resignation for good reason and he will generally be entitled to continued health, dental, disability, life insurance and similar benefits at our expense during the 24-month period following his termination. Neither non-renewal of the new employment agreement nor a change of control of us will independently trigger an obligation by us to pay severance benefits to Mr. Cuti.

        The new employment agreement provides for a tax gross-up for any amounts due or paid to Mr. Cuti under the new employment agreement, his prior employment agreement or any plan, program or arrangement of us, Duane Reade Holdings or Duane Reade Shareholders or their respective subsidiaries that is considered an "excess parachute payment" under the Internal Revenue Code.

        Mr. Cuti has agreed not to disclose or otherwise inappropriately use for his personal benefit, any of our confidential or proprietary information. Mr. Cuti has further agreed not to compete with us during the term of the new employment agreement and for three years thereafter, regardless of the grounds for the termination of his employment. If Mr. Cuti violates the non-competition provisions of the new employment agreement, he will be required to repay to us a portion of the payments he is entitled to receive under the new employment agreement, in addition to any actual damages he may owe to us in excess of the amounts he repaid to us. If, however, an arbitrator determines that severance payments are owed to Mr. Cuti and such payments are not made to him within 15 days of the arbitrator's ruling, the non-competition provision of the new employment agreement will lapse.

        Under the new employment agreement, we have also agreed to indemnify Mr. Cuti for all costs, charges and expenses incurred by him by reason of him being or having served as a director, officer, employee or agent of us, Duane Reade Holdings or any of its subsidiaries. The new employment agreement also requires us to maintain a directors and officers liability insurance policy for so long as Mr. Cuti is employed by us and for three years thereafter. The policy must be consistent with the level of coverage and premiums of similarly situated companies.

        In summary, the total compensation payable to, or for the benefit of, Mr. Cuti under the new employment agreement is:

  •
  an annual base salary of $1 million;

  •
  an annual bonus opportunity of between 0% and 175% of base salary, with a target of $1.25 million;

  •
  $0.9 million annual retention payments paid on each of the first five anniversaries of the effective date of the Acquisition subject generally to continued employment;

  •
  a cash payment with respect to stock options of approximately $5.0 million;

  •
  a grant of new options to purchase shares of Duane Reade Holdings common stock representing 4.0% of the common stock of Duane Reade Holdings (on a fully diluted basis);

  •
  an award of a profits interest that, based on the initial equity investments by the investor group led by Oak Hill and by management, could be equal to approximately a 7.9% equity interest in Duane Reade Shareholders (on a fully diluted basis, which, as of the effective date of the Acquisition, would be equivalent to approximately 7.1% of the aggregate ownership in Duane Reade on a consolidated basis);

  •
  continued premium payments on the 1998 SERP/split dollar life insurance policy (approximately $1.0 million) and, subject generally to his continued employment, the transfer two years following the Acquisition of that policy to Mr. Cuti (the cash surrender value of which on September 25, 2004 was approximately $3.6 million);

  •
  payment of the Prepayment Amount (generally in three installments) totaling $24.5 million and annual premium payments for life insurance not to exceed $88,000 following payment of the last installment of the Prepayment Amount;

  •
  severance protection (subject to a tax gross-up in respect of any "excess parachute payments," as described above) if we terminate Mr. Cuti's employment without cause or he resigns for good reason equal to the sum of (a) three times his base salary and highest bonus actually paid to him during the term of the new employment agreement (or 125% of base salary, if he is terminated during the first year of the term) plus (b) accelerated payment of the remaining unpaid $0.9 million annual retention payments; and

  •
  retiree medical benefits for Mr. Cuti and his spouse following his retirement.

Senior Vice President Arrangements

        On March 16, 2004 each of Messrs. Charboneau, Henry, Ray and LaBeau, our senior vice presidents, entered into letter agreements with Duane Reade Acquisition, which set forth the terms of their continuing employment with us. The letter agreements are referred to as "SVP employment letters" in this prospectus. The SVP employment letters provide for annual base salaries that are equal to those received by the senior vice presidents as of March 16, 2004, with provision for some of our senior vice presidents, along with other members of management except Mr. Cuti, to be granted base salary increases after completion of the Acquisition. These senior vice presidents and other members of management were granted salary increases effective August 1, 2004. The SVP employment letters also provide for additional compensation in the form of bonuses that range from 0% to 150% of their respective base salaries subject to the satisfaction of performance targets.

        Under our retention agreements with our senior vice presidents prior to the Acquisition and other arrangements that were approved, subject to the completion of the Acquisition, our senior vice presidents were entitled to receive a lump sum payment equal to their prior 12 months' salary plus their maximum annual target bonus for the preceding calendar year (whether or not such bonus was earned or paid) immediately upon completion of the Acquisition. The amount of retention payments under the retention arrangements that our senior vice presidents received was approximately $3.6 million. At the effective time of the Acquisition, the existing employment, retention and severance arrangements between us and our senior vice presidents were replaced by the SVP employment letters.

        In addition, three of our senior vice presidents were entitled to payments under the 1998 SERP/split-dollar life insurance retention arrangement adopted by us on their behalf and converted by our board of directors in 2003 into corporate-owned insurance policies. The SERP/split-dollar life insurance arrangement required us to transfer ownership of life insurance polices with an aggregate cash surrender value of approximately $3.1 million, as at July 30, 2004 to Messrs. Charboneau, Henry and Ray upon the completion of the Acquisition. For information on the dollar value of the premiums paid by us with respect to the term portion of split dollar life insurance policies purchased on the lives of each of the named executive officers, see "—Executive Compensation—Summary Compensation Table."

        On May 7, 1999, we granted stock options to certain members of management pursuant to our Deferred Compensation Stock Grant Program that included a guaranteed payment if our stock was trading below a specified price on May 7, 2003. In January 2000, Mr. Cuti and certain senior vice presidents agreed to condition their entitlements to these guaranteed payments upon the occurrence of a change of control or termination without cause. Upon completion of the Acquisition, Messrs. Charboneau and Ray were entitled to payments of $0.9 million in the aggregate under this stock option grant.

        In connection with the Acquisition, our senior vice presidents agreed to relinquish, in the aggregate, approximately $4.2 million of the payments that they were entitled to receive in connection with the Acquisition under their current retention agreements, the SERP/split-dollar life insurance arrangement, our Deferred Compensation Stock Grant Program and with respect to their Eligible Options. These payments to which our senior vice presidents were entitled are referred to as "SVP payments" in this prospectus. In exchange for these relinquished SVP payments and for their future service, the senior vice presidents received, among other things, awards of the SVP phantom stock representing in the aggregate approximately 1.5% of the shares of common stock of Duane Reade Holdings (on a fully diluted basis). See "—Executive Compensation—Senior Vice President Phantom Stock." The senior vice presidents were also granted new options under the New Option Plan. For more information on the New Option Plan, see "—Executive Compensation—Management Stock Option Plan."

        Under the SVP employment letters, our senior vice presidents may receive a severance payment to be paid over 24 months equal to the sum of twice their respective prior 12 months' base salaries plus their respective annual target bonuses for the preceding calendar year (whether or not such bonuses were earned or paid) in the event that their employment is terminated under certain circumstances within one year following completion of the Acquisition. If their employment is terminated under certain circumstances at any time after the first anniversary of the effective date of the Acquisition, the senior vice presidents will be entitled to a severance payment to be paid over 12 months equal to their prior 12 months' base salary. The senior vice presidents will be subject to restrictive covenants prohibiting them from competing with us in the New York greater metropolitan area and from soliciting our employees, generally during the period in which they are entitled to severance payments. The SVP employment letters also provide for the new options under the New Option Plan, the SVP phantom stock awards and the partial relinquishment of the SVP payments, as well as for other customary matters such as benefits.

        The total compensation payable to Mr. Charboneau pursuant to his SVP employment letter is:

  •
  an annual base salary of $450,000;

  •
  an annual bonus opportunity of between 0% and 150% of base salary, with a target of 100% of base salary;

  •
  a grant at the Acquisition of new options to acquire 850,000 shares of common stock of Duane Reade Holdings, representing less than 1% of Duane Reade Holdings common stock;

  •
  a grant at the Acquisition of 1,000,000 shares of SVP phantom stock (representing less than 1% of Duane Reade Holdings common stock); and

  •
  if we terminate Mr. Charboneau's employment under certain circumstances, severance equal to his prior 12 months' base salary, if his employment is terminated after the first anniversary of the Acquisition, or if it is terminated before the first anniversary of the Acquisition, the sum of twice his base salary plus target annual bonus.

        The total compensation payable to Mr. Henry pursuant to his SVP employment letter is:

  •
  an annual base salary of $350,000;

  •
  an annual bonus opportunity of between 0% and 150% of base salary, with a target of 100% of base salary;

  •
  a grant at the Acquisition of new options to acquire 3,060,000 shares of common stock of Duane Reade Holdings, representing approximately 1.1% of Duane Reade Holdings common stock;

  •
  a grant at the Acquisition of 742,217 shares of SVP Phantom Stock (representing less than 1% of Duane Reade Holdings common stock); and

  •
  if we terminate Mr. Henry's employment under certain circumstances, severance equal to his prior 12 months' base salary, if his employment is terminated after the first anniversary of the Acquisition, or if it is terminated before the first anniversary of the Acquisition, the sum of twice his base salary plus target annual bonus.

        Effective August 1, 2004, Mr. Henry's annual base salary was increased to $430,000.

        The total compensation payable to Mr. Ray pursuant to his SVP employment letter is

  •
  an annual base salary of $350,000;

  •
  an annual bonus opportunity of between 0% and 150% of base salary, with a target of 100% of base salary;

  •
  a grant at the Acquisition of new options to acquire 1,360,000 shares of the common stock of Duane Reade Holdings, representing less than 1% of Duane Reade Holdings common stock;

  •
  a grant at the Acquisition of 1,631,628 shares of SVP Phantom Stock (representing less than 1% of Duane Reade Holdings common stock); and

  •
  if we terminate Mr. Ray's employment under certain circumstances, severance equal to his prior 12 months' base salary, if his employment is terminated after the first anniversary of the Acquisition, or if it is terminated before the first anniversary of the Acquisition, the sum of twice his base salary plus target annual bonus.

        Effective August 1, 2004, Mr. Ray's annual base salary was increased to $430,000.

        The total compensation payable to Mr. LaBeau pursuant to his SVP employment letter is:

  •
  an annual base salary of $385,000;

  •
  an annual bonus opportunity of between 0% and 150% of base salary, with a target of 100% of base salary;

  •
  a grant at the Acquisition of new options to acquire 850,000 shares of the common stock of Duane Reade Holdings, representing less than 1% of Duane Reade Holdings common stock;

  •
  a grant at the Acquisition of 824,750 shares of SVP Phantom Stock representing less than 1% of Duane Reade Holdings common stock; and

  •
  if we terminate Mr. LaBeau's employment under certain circumstances, severance equal to his prior 12 months' base salary, if his employment is terminated after the first anniversary of the Acquisition, or if it is terminated before the first anniversary of the Acquisition, the sum of twice his base salary plus target annual bonus.

Vice President Arrangements

        As a result of the Acquisition, each of our vice presidents received a lump sum payment equal to his or her maximum annual target bonus for the preceding calendar year (whether or not such bonus was earned or paid). Such lump sum payments to our vice presidents totaled approximately $0.6 million. Further, our vice presidents may receive a lump sum payment equal to his or her prior 12 months' salary plus his or her annual target bonus for the preceding calendar year (whether or not such bonus was earned or paid) in the event that his or her employment is terminated under certain circumstances within one year of a change of control, pursuant to his or her retention agreement and other arrangements that have been approved. The Acquisition constituted a change of control under these agreements.

PRINCIPAL STOCKHOLDERS

        All of our issued and outstanding common stock is held by Duane Reade Holdings, whose principal address is 201 Main Street, Fort Worth, Texas 76102, and is beneficially owned by Oak Hill Capital Partners, L.P., whose principal address is 201 Main Street, Fort Worth, Texas 76102.

        The table below sets forth certain information regarding the beneficial ownership of the common stock of Duane Reade Holdings which constitutes the only class of capital stock of Duane Reade Holdings by:

  •
  each of our current directors and executive officers individually;

  •
  each person who is known to be the beneficial owner of more than 5% of any class or series of capital stock; and

  •
  all directors and executive officers as a group based on data as of the date of the Acquisition.

        For purposes of this table, a person is deemed to have "beneficial ownership" of any shares that the person has the right to acquire within 60 days after the date of this prospectus. For purposes of calculating the percentage of outstanding shares held by each person named below, any shares that a person has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding, but not for the purposes of calculating the percentage ownership of any other person.

Shares of Common Stock Beneficially Owned

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Outstanding Shares
Duane Reade Shareholders, LLC(1)	100	100%
Anthony J. Cuti(2)	—	—
Gary Charboneau(3)	—	—
John K. Henry(4)	—	—
Jerry M. Ray(5)	—	—
Timothy R. LaBeau(6)	—	—
Michael S. Green	—	—
Andrew J. Nathanson	—	—
Denis J. Nayden	—	—
Tyler J. Wolfram	—	—
All Officers & Directors (nine persons)	—	—

(1)
Oak Hill, together with the equity co-investors, owns on a fully diluted basis 100% of the outstanding membership interests in Duane Reade Shareholders. The remaining membership interests are owned by Mr. Cuti. See "Management—Contracts with Executive Officers—Mr. Cuti's Profits Interest."

(2)
Mr. Cuti owns options to purchase shares of Duane Reade Holdings common stock representing 4.0% of the common stock of Duane Reade Holdings (on a fully diluted basis) and a profits interest in Duane Reade Shareholders. See "Management—Contracts with Executive Officers—Mr. Cuti's Profits."

(3)
Mr. Charboneau owns options to acquire 850,000 shares of common stock of Duane Reade Holdings, representing less than 1% of Duane Reade Holdings common stock.

(4)
Mr. Henry owns options to acquire 3,060,000 shares of common stock of Duane Reade Holdings, representing approximately 1.1% of Duane Reade Holdings common stock.

(5)
Mr. Ray owns options to acquire 1,360,000 shares of the common stock of Duane Reade Holdings, representing less than 1% of Duane Reade Holdings common stock.

(6)
Mr. LaBeau owns options to acquire 850,000 shares of the common stock of Duane Reade Holdings, representing less than 1% of Duane Reade Holdings common stock.

Limited Liability Company Operating Agreement of Duane Reade Shareholders

        Mr. Cuti and members of the investor group entered into an amended and restated limited liability company operating agreement for Duane Reade Shareholders. The amended and restated limited liability company operating agreement sets forth, among other things, the distribution and allocation of the profits and losses of the members of Duane Reade Shareholders, certain membership interest transfer restrictions, including drag-along rights and tag-along rights, and corporate governance provisions regarding the nomination of the managers and officers of Duane Reade Shareholders. The corporate governance provisions generally reflect the percentage ownership of Duane Reade Shareholders by the investor group and Mr. Cuti. The limited liability company operating agreement also provides that certain members of the investor group led by Oak Hill have the ability to cause Duane Reade Shareholders to take certain actions in order for it to register common equity securities of Duane Reade Shareholders under the Securities Act, and that the other equity holders of Duane Reade Shareholders may participate in such registration.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Oak Hill

        Oak Hill Capital Partners, L.P. and certain related entities beneficially own 100% of our common equity. Two Managing Directors at Oak Hill (Messrs. Nathanson and Nayden), a Partner at Oak Hill (Mr. Wolfram) and a Principal at Oak Hill (Mr. Green) serve as our directors. We entered the following agreements with affiliates of Oak Hill:

Management Services Agreement

        Under a management services agreement between Oak Hill Capital Management, Inc. (an affiliate of Oak Hill Capital Partners, L.P.) and Duane Reade Acquisition, Oak Hill Capital Management, Inc. received a fee of $8.0 million at the closing of the Acquisition, and Oak Hill Capital Management, Inc. agreed to provide financial advisory and management services to us as our Board of Directors may reasonably request following the Acquisition. In consideration of these services, Oak Hill Capital Management, Inc. will receive an annual fee of $1.25 million, paid quarterly.

Tax Sharing Agreement

        Duane Reade Holdings is the common parent of an affiliated group of corporations that includes us and our subsidiaries. Duane Reade Holdings elected to file consolidated federal income tax returns on behalf of the group. Accordingly, Duane Reade Holdings, we and our subsidiaries entered into a tax sharing agreement, under which we and our subsidiaries will make payments to Duane Reade Holdings. These payments will not be in excess of our and our subsidiaries' tax liabilities, if these tax liabilities had been computed on a stand-alone basis.

DRI Investment Group, LLC Transactions

        On February 28, 2002, Messrs. Cuti, Charboneau and Ray entered into arrangements to provide for the transfer of a portion of their stock options with respect to our common stock to DRI Investment Group, LLC, in exchange for a private annuity payable to each of them annually by DRI Investment Group. The stock options held by DRI Investment Group and the shares of common stock underlying these options were subject to the same terms of exercise under our 1997 Equity Participation Plan as if they were held directly by the executives and, in addition to the restrictions on transfer described below, are subject to the same transfer restrictions imposed by us on all other options and shares of common stock held directly by our executive officers.

        The members of DRI Investment Group are Cuti Family Investments LLC, a limited liability company formed by Mr. Cuti and his family and managed by Mr. Cuti, Charboneau Family Investments LLC, a limited liability company formed by Mr. Charboneau and his family and managed by Mr. Charboneau, and Ray Family Investments LLC, a limited liability company formed by Mr. Ray and his family and managed by Mr. Ray. Each of Messrs. Cuti, Charboneau and Ray, through the members of DRI Investment Group, share the power to determine the disposition of the options transferred by him to DRI Investment Group with the others.

        DRI Investment Group, in consideration for the transfer of the stock options by Messrs. Cuti, Charboneau and Ray, is required to pay each of them an annual annuity commencing on such executive's 60th birthday and continuing on each anniversary of such date until the executive's death. In each case the annuity was calculated to reflect the fair market value of the options transferred to DRI Investment Group on the date of transfer. As of March 27, 2003, Mr. Cuti had transferred options to purchase 842,833 shares of common stock to DRI Investment Group, Mr. Charboneau had transferred options to purchase 123,488 shares of common stock, and Mr. Ray had transferred options to purchase 130,515 shares of common stock.

        In connection with the establishment of the DRI Investment Group arrangements, we agreed to waive the transfer restrictions imposed under our 1992 Stock Option Plan and 1997 Equity Participation Plan on the stock options transferred by Messrs. Cuti, Charboneau and Ray to DRI Investment Group.

        In order to provide DRI Investment Group with the funds initially required to meet its annuity payment obligations and meet its operating expenses, we agreed to make advances to DRI Investment Group from time to time in an aggregate amount that may not exceed $200,000. For each of these advances, DRI Investment Group delivered to us a promissory note dated February 28, 2002. This loan pre-dated the July 30, 2002 effective date of the Sarbanes-Oxley legislation and is therefore grandfathered under the provisions that prohibit loans to executives. On August 12, 2004, the $196,293 outstanding balance of principal and interest on this loan was repaid in its entirety.

        In connection with the Acquisition, Messrs. Cuti, Charboneau and Ray represented that prior to the completion of the Acquisition they each had sole ownership of any unexercised stock options granted to them by us and that all required taxes had been paid or will be paid with respect to any transfers of rights with respect to their unexercised stock options or with respect to the exercise of their stock options.

Interests of Certain Persons in the Acquisition

Merger Consideration

        The following table indicates, with respect to each of our executive officers, (1) the number of shares of our common stock owned by such director or executive officer immediately prior to the completion of the Acquisition, (2) the number of shares subject to Eligible Options held by such director or executive officer (whether or not vested), (3) the weighted average exercise price of those stock options for each listed individual and (4) the total amount of proceeds realized by each named individual:

Name of Owner	Position	Number of Shares Owned	Number of Options Owned		Weighted Average Strike Price	Amount received in the Acquisition
Anthony J. Cuti	Chairman, Chief Executive Officer and President	100	325,900	(1)	$8.33	$1,650
Gary Charboneau	Senior Vice President—Sales and Marketing	3,000	18,972		$8.33	$204,501
Jerry M. Ray	Senior Vice President—Store and Pharmacy Operations	8,690	127,770		$8.01	$1,163,349	(2)
John K. Henry	Senior Vice President and Chief Financial Officer	—	—		—	—
Timothy R. LaBeau	Senior Vice President—Merchandising	—	75,000	(3)	$15.77	—	(3)

(1)
All of these options were forfeited in connection with the Acquisition.

(2)
Excludes an additional $64,390, to which Mr. Ray would have otherwise been entitled and which was forfeited in connection with his management rollover contribution.

(3)
All of these options were forfeited in connection with Mr. LaBeau's management rollover contribution.

        In the Acquisition, shares of our common stock held by our executive officers were treated under the merger agreement in the same manner as all other shares of our common stock.

        In the Acquisition, Eligible Options held by members of our management that were not relinquished as described in "Management—Contracts with Executive Officers" were treated in the same way as Eligible Options held by others are treated. Whether or not then exercised or vested, Eligible Options that were not relinquished were cancelled, and the applicable management members received an amount in cash equal to the per share consideration in the Acquisition minus the applicable exercise price per share of the option, multiplied by the number of shares of our common stock subject to the option that was not surrendered (subject to any applicable withholding tax).

Senior Vice President Retention Agreements

        We currently have retention agreements with our senior vice presidents. See "Management—Contracts with Executive Officers—Senior Vice President Arrangements."

Indemnification and Insurance

        The merger agreement provided that we, as the surviving corporation in the Acquisition, must maintain all rights to indemnification and exculpation provided in our certificate of incorporation and bylaws as of the date of the merger agreement. Duane Reade Shareholders has agreed to indemnify and hold harmless, and provide advancement of expenses to our current and former directors, officers and employees to the same extent such persons were indemnified on the date of the merger agreement.

        The merger agreement also provides that, until July 30, 2010, we, as the surviving corporation in the Acquisition, must either maintain our policies of director and officer liability insurance or obtain comparable policies, as long as the annual premium payments do not exceed approximately $2.6 million. These insurance policies were purchased effective with the completion of the Acquisition.

Management Members' Equity Participation

        Members of our management own options to acquire shares representing in the aggregate approximately 8.5% of the outstanding common stock of Duane Reade Holdings on a fully diluted basis. Our senior vice presidents own phantom stock representing in the aggregate approximately 1.5% of the outstanding common equity of our Company on a fully diluted basis. See "Management—Contracts with Executive Officers."

Senior Convertible Notes

        On September 11, 2002, Messrs. Cuti, Charboneau and Ray purchased approximately $2.1 million principal amount at maturity of our senior convertible notes for approximately $1.2 million. On April 23, 2004 these notes were sold for aggregate proceeds of approximately $1.1 million.

Agreements Relating to Duane Reade Holdings

        The following agreements, each containing customary terms, were entered into with respect to the equity and governance arrangements for Duane Reade Holdings:

Stockholders and Registration Rights Agreement

        A stockholders and registration rights agreement was entered into among certain members of management and Duane Reade Shareholders. The stockholders and registration rights agreement contains, among other things, certain restrictions on the ability of the parties thereto to freely transfer the securities of Duane Reade Holdings held by such parties. In addition, the stockholders and registration rights agreement provides that the holders of a majority of the membership interests in Duane Reade Shareholders may, under certain circumstances, compel a sale of all or a portion of the equity in Duane Reade Holdings to a third party (commonly known as drag-along rights) and, alternatively, that stockholders of Duane Reade Holdings may participate in certain sales of stock by holders of a majority of the common stock of Duane Reade Holdings to third parties (commonly known as tag-along rights). The stockholders and registration rights agreement also contains certain corporate governance provisions regarding the nomination of directors and officers of Duane Reade Holdings by the parties thereto. The stockholders and registration rights agreement also provides that Duane Reade Shareholders will have the ability to cause Duane Reade Holdings to register common equity securities of Duane Reade Holdings under the Securities Act, and provide for procedures by which certain of the equity holders of Duane Reade Holdings and Duane Reade Shareholders may participate in such registrations.

Loan Agreements with Mr. Cuti

        On November 9, 1998, upon unanimous approval of our board of directors, we extended a $2.0 million loan to Mr. Cuti. The loan to Mr. Cuti bore interest at the rate of interest paid by us on our revolving loans then outstanding under a senior credit agreement we entered into in February 1998 with an affiliate of Donaldson, Lufkin and Jenrette and various financial institutions. Thereafter, the loan to Mr. Cuti bore interest at LIBOR plus 300 basis points. The loan was to become due upon the earliest to occur of:

  •
  the termination of Mr. Cuti's employment with us;

  •
  the termination of Mr. Cuti's employment agreement;

  •
  any sale by Mr. Cuti of 15% or more of our common stock held by him; or

  •
  November 9, 2003.

        As of December 27, 2003, Mr. Cuti repaid us in full for the total amount of the principal and accumulated interest calculated to the repayment date. The total amount repaid to us amounted to approximately $2.8 million.

        In 1998, under Mr. Cuti's previous employment agreement, a secured loan agreement and related agreements among Mr. Cuti, us and Donaldson, Lufkin and Jenrette (which was acquired by Credit Suisse First Boston in November 2001), Mr. Cuti borrowed $1.0 million from Donaldson, Lufkin and Jenrette. The loan was secured by Mr. Cuti's pledge to Donaldson, Lufkin and Jenrette of certain options granted under our equity plan. The loan was subject to interest at the federal mid-term rate as in effect from time to time and was generally payable in five equal installments commencing within 30 days after Mr. Cuti had the ability to receive cash in exchange for any of the pledged security. In addition, we were allowed to apply any amounts to which Mr. Cuti would have been entitled upon termination of employment to repayment of the loan. Mr. Cuti's previous employment agreement and the loan documents further provided that in the event of termination of Mr. Cuti's employment by reason of termination by us without "cause," our non-renewal or his resignation with good reason, we would reimburse Mr. Cuti for all interest accrued as of the date of such termination if we had achieved certain specified financial targets for the year prior to termination and the year of such termination. The loan documents permitted Donaldson, Lufkin and Jenrette to assign the loan to certain of its affiliates, including us, and we were obligated under Mr. Cuti's previous employment agreement to assume the loan from Donaldson, Lufkin and Jenrette as soon as practicable after we and Donaldson, Lufkin and Jenrette agreed that we may do so. Donaldson, Lufkin and Jenrette did not exercise such election.

        We have made the following payments to Donaldson, Lufkin and Jenrette, on behalf of Mr. Cuti, in respect of the loan:

  •
  $200,000 principal and $97,319 interest on June 7, 1999;

  •
  $200,000 principal and $78,583 interest on December 30, 1999;

  •
  $200,000 principal and $59,666 interest on January 10, 2001; and

  •
  $200,000 principal and $39,609 interest on January 9, 2002.

        For each of these payments, Mr. Cuti delivered to us a promissory note dated when the payments were made. These promissory notes each bore interest at the federal mid-term rate. Under the amendment to Mr. Cuti's employment agreement entered into on May 21, 2001, in the event of termination of Mr. Cuti's employment by us without "cause," our non-renewal of his employment term under the employment agreement, Mr. Cuti's resignation with "good reason" or a "sale of the company," we would forgive all of the accrued interest and principal balance owed by Mr. Cuti with respect to each of these promissory notes as of the date of his termination of employment or the sale of the company, as applicable. On December 19, 2002, Mr. Cuti repaid us in full for the combined amount of his four outstanding promissory notes resulting from our four payments on Mr. Cuti's behalf. The total amount repaid to us amounted to approximately $1.3 million.

Transportation Services International

        We are a party to a consulting agreement with Transportation Services International, an entity operated by Mr. Cuti's brother, Joseph Cuti. Transportation Services International provides various trucking, logistical and warehousing consulting services to us. Our agreement with Transportation Services International is terminable by either party. Our payments to Transportation Services International totaled approximately $0.1 million annually in each of the 2003, 2002 and 2001 fiscal years.

Credit Suisse First Boston/Donaldson, Lufkin and Jenrette Relationships

        In connection with our recapitalization in June 1997, Donaldson, Lufkin and Jenrette, DLJ Merchant Banking Partners II, L.P. and some of its affiliates purchased shares of our common stock. As of February 5, 2004, according to information included in their Schedule 13G filed on that date, these entities and their affiliates owned 1,582,153 shares of our common stock.

        DLJ Merchant Banking Partners II, Inc. is the managing general partner of DLJ Merchant Banking Partners II, L.P. Mr. Jaffe, a director through July 30, 2004, was a managing director of DLJ Merchant Banking Partners II, Inc., and until March 2001 was a managing director of Credit Suisse First Boston, which acquired Donaldson, Lufkin and Jenrette in November 2000. Mr. Pradelli, a director through July 30, 2004 was a senior vice president of Donaldson, Lufkin and Jenrette and until November 2001 was a director of Credit Suisse First Boston.

        On June 13, 2001, we consummated an underwritten public offering of 8,050,000 shares of our common stock, of which 4,000,000 shares were sold by us, 310,000 were sold by members of our management and 3,740,000 were sold by DLJ Merchant Banking Partners II, L.P. and certain of its affiliates, including an additional 995,000 shares pursuant to the exercise by the underwriters of an over-allotment option. The total net proceeds to DLJ Merchant Banking Partners II, L.P. and its affiliates were approximately $122.8 million. Credit Suisse First Boston acted as lead underwriter in this offering and received customary fees paid by us in the amount of approximately $2.7 million, for underwriting services related to sales of the primary shares.

        On July 10, 2001, our senior credit agreement was amended and restated with DLJ Funding acting as the manager and syndication agent for which DLJ received a customary funding fee of $1.8 million.

        Credit Suisse First Boston acted as joint book-running manager in the offering of the initial notes and received customary fees in connection with that offering.

Separate Purchases

        Of the $195.0 million aggregate principal amount of initial notes, $5.0 million aggregate principal amount of the initial notes was purchased on behalf of accounts affiliated with Oak Hill Advisors, Inc. at a discount from the applicable offering price. The purchase on behalf of the Oak Hill Advisors accounts of the initial notes was conditioned upon and closed subsequent to the closing of the resale by the initial purchasers of the initial notes purchased by the initial purchasers. The Oak Hill accounts acquire and actively manage a diverse portfolio of investments.

        Of the $160.0 million aggregate principal amount of senior secured notes sold on December 20, 2004, $10.0 million aggregate principal amount of the senior secured notes will be purchased on behalf of accounts affiliated with Oak Hill Advisors at a discount from the applicable offering price. The purchase on behalf of the Oak Hill Advisors accounts of the senior secured notes offered was conditioned upon and closed subsequent to the closing of the resale by the initial purchasers of the senior secured notes purchased by the initial purchasers.

DESCRIPTION OF OTHER INDEBTEDNESS

Amended asset-based revolving loan facility

        Duane Reade GP is the borrower under an asset-based revolving loan facility, which we amended on July 22, 2004. The borrowing capacity of the amended asset-based revolving loan facility is an aggregate principal amount of $250.0 million, subject to an adjusted borrowing base calculation based upon specified advance rates against the value of our selected inventory, pharmacy prescription files and selected accounts receivable. The amended asset-based revolving loan facility includes a $50 million sub-limit for the issuance of letters of credit. Obligations under the revolving loan facility are collateralized by a first priority security interest in inventory, receivables, pharmacy prescription files, deposit accounts and certain other current assets. Under the amended asset-based revolving loan facility, Duane Reade GP is the borrower. The amended facility is guaranteed by us, Duane Reade Holdings and each of our domestic subsidiaries other than Duane Reade GP.

        Revolving loans under the amended asset-based revolving loan facility, at our option, bear interest at either:

  •
  a rate equal to LIBOR (the London Interbank Offered Rate) plus a margin of from 1.50% to 2.00%, determined based on levels of borrowing availability reset each fiscal quarter; or

  •
  a rate equal to the prime rate of Fleet Retail Group Inc. plus a margin of from 0.00% to 0.50%, determined based on levels of borrowing availability reset each fiscal quarter.

        Borrowings under the amended asset-based revolving loan facility continue to be primarily LIBOR-based.

        The amended asset-based revolving loan facility contains various covenants that limit or restrict, among other things, subject to certain exceptions, capital expenditures, the incurrence of indebtedness, the creation of liens, transactions with affiliates, restricted payments, investments and acquisitions, mergers, consolidations, dissolutions, asset sales, dividends, distributions and certain other transactions and business activities. Any time excess availability under the facility is less than 10% of the borrowing base, the amended asset-based revolving loan facility has a minimum fixed charge coverage ratio requirement. The minimum fixed charge coverage ratio is 1.00:1. At September 25, 2004, there was $152.9 million outstanding under the amended asset-based revolving loan facility, and approximately $93.7 million of remaining availability, net of $2.9 million reserved for standby letters of credit. There are no credit ratings related triggers in the agreement governing our amended asset-based revolving loan facility that would impact cost of borrowing, annual amortization of principal or related indebtedness maturities.

Senior Secured Notes

        Senior Secured Notes.    On December 20, 2004, we closed an unregistered offering of $160.0 million aggregate principal amount of senior secured floating rate notes due 2010. Using the net proceeds (without deducting expenses) from that offering, together with approximately $2.2 million of borrowings under our amended asset-based revolving loan facility, we repaid all outstanding principal under our $155.0 million senior term loan facility, along with approximately $3.6 million of premium and accrued but unpaid interest through December 20, 2004.

        Our senior secured notes bear interest at a floating rate of LIBOR plus 4.50%, reset quarterly. Interest on the senior secured notes is payable quarterly on each March 15, June 15, September 15, and December 15, beginning on March 15, 2005.

        Duane Reade GP is a co-obligor under the senior secured notes. The senior secured notes rank equally in right of payment with any of our or Duane Reade GP's unsubordinated indebtedness and senior in right of payment to any of our or Duane Reade GP's subordinated or senior subordinated indebtedness. All obligations under the senior secured notes are guaranteed on a senior, secured basis by Duane Reade Holdings and each of our existing subsidiaries, other than Duane Reade GP, and will be guaranteed by future subsidiaries except certain foreign and certain domestic subsidiaries. The senior secured notes and the guarantees are collateralized by a first priority security interest in substantially all of our assets other than those assets in which the lenders under the amended asset-based revolving loan facility have a first priority interest. The senior secured notes and the guarantees are also collateralized by a second priority security interest in all collateral pledged on a first priority basis to lenders under the amended asset-based revolving loan facility.

        Upon the occurrence of specified change of control events, we and Duane Reade GP will be required to make an offer to repurchase all of the senior secured notes at 101% of the outstanding principal amount of the senior secured notes plus accrued and unpaid interest to the date of repurchase. We, Duane Reade GP and our parent companies may redeem the senior secured notes, in whole or in part, at any time on or after December 15, 2006, at redemption prices (expressed as percentages of principal amount) starting at 102% of the principal amount and declining yearly by 1% to par, plus accrued and unpaid interest and additional interest, if any, thereon, to the applicable redemption date. In addition, we, Duane Reade GP and our parent companies may redeem up to 35% of the outstanding principal amount of the senior secured notes before December 15, 2006, with the net cash proceeds from certain equity offerings. In addition, upon an event of default and an acceleration of the senior secured notes, the lenders under the amended asset-based revolving facility will have the option to purchase the senior secured notes for an amount equal to the outstanding amount thereunder.

        The indenture governing the senior secured notes contains certain affirmative and negative covenants that limit our ability to incur additional indebtedness, pay dividends, make repayments on indebtedness that is subordinated to the senior secured notes and to make certain other restricted payments, incur certain liens, use proceeds from sales of assets, enter into business combination transactions (including mergers, consolidations and asset sales), enter into sale-leaseback transactions, enter into transactions with affiliates and permit restrictions on the payment of dividends by our subsidiaries. Under a registration rights agreement entered into as part of the offering of the senior secured notes, we are required to (i) file a registration statement with the SEC within 120 days after the completion of the offering of the senior secured notes, (ii) use our reasonable best efforts to cause the registration statement to become effective within 180 days after the completion of offering of the senior secured notes, and (iii) use our reasonable best efforts to complete the exchange offer within 210 days after the offering of the senior secured notes is completed. There are no credit ratings related triggers in the indenture governing senior secured notes that would impact the cost of borrowing, annual amortization of principal or related indebtedness maturity.

THE EXCHANGE OFFER

Terms of the Exchange Offer

        We are offering to exchange our exchange notes for a like aggregate principal amount of our initial notes.

        The exchange notes that we propose to issue in this exchange offer will be substantially identical to our initial notes except that, unlike our initial notes, the exchange notes will have no transfer restrictions or registration rights, except for certain holders, as described under the caption "Plan of Distribution." You should read the description of the exchange notes in the section in this prospectus entitled "Description of the Notes."

        We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer. In addition, nothing in this exchange offer will prevent us from exercising our right to discharge our obligations on the initial notes by depositing certain securities with the trustee and otherwise.

Expiration Date; Extensions; Amendments; Termination

        This exchange offer will expire at 5:00 p.m., New York City time, on            , 2004, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934.

        We expressly reserve the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under "—Conditions to the Exchange Offer" have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by mailing an announcement or by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

        We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

        To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

          (1)   Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

          (2)   Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent's account at The Depository Trust Company in accordance with the procedures for book-entry transfer described under "—Book-Entry Delivery Procedure" below, on or before 5:00 p.m., New York City time, on the expiration date.

          (3)   Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under "—Guaranteed Delivery Procedure" below.

        The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

        Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

        If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

          (1)   a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,

          (2)   a commercial bank or trust company having an office or correspondent in the United States, or

          (3)   an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

            (1)   by a registered holder or by a participant in The Depository Trust Company whose name appears on a security position listing as the owner, who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant's account at The Depository Trust Company, or

            (2)   for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

    If the letter of transmittal or any bond powers are signed by:

              (1)   the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

              (2)   a participant in The Depository Trust Company: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

              (3)   a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

              (4)   trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

        To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent's message to the exchange agent for its acceptance. An agent's message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

        Any financial institution that is a participant in The Depository Trust Company's systems may make book-entry deliveries of initial notes by causing The Depository Trust Company to transfer these initial notes into the exchange agent's account at The Depository Trust Company in accordance with The Depository Trust Company's procedures for transfer. To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent's message to the exchange agent for its acceptance. An agent's message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participation has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this prospectus.

        A delivery of initial notes through a book-entry transfer into the exchange agent's account at The Depository Trust Company will only be effective if an agent's message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under "—Exchange Agent" on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

        If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent's message delivered, you may still tender in this exchange offer if:

          (1)   you tender through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act,

          (2)   on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent's message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

          (3)   the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

        Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

        We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent's account at The Depository Trust Company with an agent's message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

        All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

        We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel's opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived as promptly as practicable following the expiration date.

        If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled "—Conditions to the Exchange Offer" below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

        We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent's account at The Depository Trust Company with an agent's message, in each case, in form satisfactory to us and the exchange agent.

        If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, as promptly as practicable after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

        By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the notes tendered. This proxy will be considered coupled with an interest in the tendered notes. This appointment will be effective only when, and to the extent that we accept your notes in this exchange offer. All prior proxies on these notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under "—Exchange Agent" and before acceptance of your tendered notes for exchange by us.

        Any notice of withdrawal must:

          (1)   specify the name of the person having tendered the initial notes to be withdrawn,

          (2)   identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes,

          (3)   be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender,

          (4)   specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn, and

          (5)   if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant's account at The Depository Trust Company to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

        We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

        The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, as promptly as practicable after withdrawal, rejection of tender or expiration or termination of this exchange offer.

        You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under "—Procedures for Tendering Initial Notes" above at any time on or before the expiration date.

Conditions to the Exchange Offer

        We will complete this exchange offer only if:

          (1)   there is no change in the laws and regulations which, in our judgment, would reasonably be expected to impair our ability to proceed with this exchange offer,

          (2)   there is no change in the current interpretation of the staff of the Commission which permits resales of the exchange notes,

          (3)   there is no stop order issued by the Commission or any state securities authority suspending the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture for our exchange notes under the Trust Indenture Act of 1939 and there are no proceedings initiated or, to our knowledge, threatened for that purpose,

          (4)   there is no action or proceeding instituted or threatened in any court or before any governmental agency or body that in our judgment would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with this exchange offer, and

          (5)   we obtain all governmental approvals that we deem in our sole discretion necessary to complete this exchange offer.

        These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

        If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

          (1)   refuse to accept and return to their holders any initial notes that have been tendered,

          (2)   extend the exchange offer and retain all notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders, or

          (3)   waive any condition that has not been satisfied and accept all properly tendered notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled "—Expiration Date; Extensions; Amendments; Termination."

Accounting Treatment

        We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

        We have appointed U.S. Bank National Association as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By registered, certified or regular mail:
U.S. Bank National Association 60 Livingston Avenue St. Paul, MN 55107 Attention: Specialized Finance
By hand/overnight delivery:
U.S. Bank National Association 60 Livingston Avenue St. Paul, MN 55107 Attention: Specialized Finance
Facsimile Transmission: (651) 495-8158
Confirm Facsimile Transmission by Telephone: (800) 934-6802

Fees and Expenses

        We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

        We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

        We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

          (1)   certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered,

          (2)   tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal, or

          (3)   a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.

        If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences

        The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, you will not necessarily be able to obligate us to register the initial notes under the Securities Act.

Delivery of Prospectus

        Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

DESCRIPTION OF NOTES

        You can find the definitions of certain terms used in this description under the caption "Certain Definitions." In this description, references to the "Company" refer only to Duane Reade Inc. and not to any of the subsidiaries of the Company.

General

        The Company and Duane Reade, a New York general partnership ("Duane Reade GP"), issued the initial notes and will issue the exchange notes under an indenture (the "Indenture") among themselves, the guarantors named therein (the "Guarantors") and U.S. Bank National Association, as trustee (the "Trustee") in a private transaction that is not subject to the registration requirements of the Securities Act. When we refer to the "Notes" in this "Description of Notes," we mean the initial notes and the exchange notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

        The following is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. A copy of the form of the Indenture will be made available to prospective purchasers of the Notes upon request. Certain defined terms used in this description but not defined below under "Certain Definitions" have the meanings assigned to them in the Indenture.

Brief Description of the Notes and the Guarantees

  The Notes

        The Notes:

  •
  will be general, unsecured obligations of the Company and Duane Reade GP;

  •
  will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company and Duane Reade GP;

  •
  will rank equally in right of payment with any future senior subordinated Indebtedness of the Company and Duane Reade GP;

  •
  will rank senior in right of payment to any future Subordinated Indebtedness of the Company and Duane Reade GP; and

  •
  will be guaranteed by the Guarantors on an unsecured, senior subordinated basis.

  The Guarantees

        The Notes will be guaranteed by all of the Restricted Subsidiaries of the Company other than Duane Reade GP, the co-obligor.

        Each guarantee of the Notes:

  •
  will be a general, unsecured obligation of the Guarantor;

  •
  will be subordinated in right of payment to all existing and future Senior Indebtedness of the Guarantor;

  •
  will rank senior in right of payment to any future Subordinated Indebtedness of the Guarantor; and

  •
  will rank equally in right of payment with any future senior subordinated Indebtedness of the Guarantor.

        As of September 25, 2004, the Notes and the Guarantees were subordinated to approximately $310.9 million of indebtedness, including $152.9 million under the Credit Agreement, with the capacity to incur an additional $93.7 million of indebtedness, $155.0 million under the Term Loan and $3.0 million of capital leases. The Company currently has no Subsidiaries that are not Guarantors, other than the co-obligor, Duane Reade GP. The assets of any Subsidiary of the Company that does not guarantee the Notes will be subject to the prior claims of all creditors of Subsidiary, including trade creditors. In the event of a bankruptcy, administrative receivership, composition, insolvency, liquidation or reorganization of any of the non-Guaranty Subsidiaries, such Subsidiaries, will pay the holders of their liabilities, including trade payables, before they will be able to distribute any of their assets to the Company, Duane Reade GP or a Guarantor. As indicated above and as discussed in more detail below under the caption "—Subordination," payments on the Notes and under the guarantees of the Notes will be subordinated to the prior payment in full in cash or cash equivalents of all Senior Indebtedness. The Indenture permits the Company and the Restricted Subsidiaries to incur additional Senior Indebtedness.

Principal, Maturity and Interest

        The Notes will mature on August 1, 2011, will be limited in aggregate principal amount to $195 million on the Issue Date and will be senior subordinated, unsecured obligations of the Company. The Indenture provides for the issuance of an unlimited amount of additional Notes (the "Additional Notes") having identical terms and conditions to the Notes (in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes), subject to compliance with the covenants contained in the Indenture. Such Additional Notes may form a single series with the Notes and have the same terms as to status, redemption or otherwise as the Notes. For purposes of this "Description of the Notes," reference to the Notes includes Additional Notes unless otherwise indicated; however, no offering of any such Additional Notes is being or shall in any manner be deemed to be made by this prospectus. In addition, there can be no assurance as to when or whether the Company and Duane Reade GP will issue any such Additional Notes or as to the aggregate principal amount of such Additional Notes.

        Interest on the Notes will accrue at the rate of 9.75% per annum and will be payable semiannually in cash on each February 1 and August 1, commencing February 1, 2005, to the Holders of record on the immediately preceding January 15 and July 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance (the "Issue Date"). Interest will be computed on the basis of a 360-day year comprising twelve 30-day months.

        The principal of and premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company in the City of New York maintained for such purposes or, at the option of the Company, payment of interest may be paid by check mailed to the address of the person entitled thereto as such address appears in the security register or by wire transfer of immediately available funds to the account specified by the person entitled thereto. The Notes will be issued only in registered form without coupons and only in denominations of $5,000 and any integral multiple of $1,000 in excess thereof. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but the Company or Duane Reade GP may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

        The Notes and any Additional Notes will be treated as a single class of securities under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

        The Notes will not be entitled to the benefit of any sinking fund.

Guarantees

        Each of the Company's direct and indirect domestic Restricted Subsidiaries (other than Duane Reade GP and Foreign Subsidiaries, if any) will continue to be a Guarantor, and payment of the principal of, premium, if any and interest on the Notes, when and as the same become due and payable, will be guaranteed, jointly and severally, fully and unconditionally, on a senior subordinated and unsecured basis (the "Guarantees") by the Guarantors. In addition, if any Restricted Subsidiary of the Company (other than Duane Reade GP) becomes a guarantor or obligor in respect of any Indebtedness of the Company or any of the Restricted Subsidiaries (other than Indebtedness that is permitted to be incurred by Restricted Subsidiaries that are not Guarantors under the covenant described under "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock"), the Company shall cause such Restricted Subsidiary to enter into a supplemental indenture pursuant to which such Restricted Subsidiary shall agree to guarantee the Company's and Duane Reade GP's obligations under the Notes jointly and severally with any other Guarantors, fully and unconditionally, on a senior subordinated basis.

        Each Guarantee will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash or cash equivalents of Senior Indebtedness of the relevant Guarantor. See "—Subordination." The obligations of the Guarantors under the Guarantees will be limited so as not to constitute a fraudulent conveyance under applicable statutes. See "Risk Factors—Risks Related to the Exchange Notes—We, Duane Reade GP and the guarantors may be subject to laws relating to fraudulent conveyance."

        The obligations of each Guarantor under its Guarantee are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor, and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under Federal or state law. Each Guarantor that makes a payment or distribution under its Guarantee will be entitled to a contribution from any other Guarantor in a pro rata amount based on the net assets of each Guarantor determined in accordance with GAAP.

        The Guarantee of a Guarantor will be released automatically:

        (1)   in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary, if the sale or other disposition of all or substantially all of the assets of that Guarantor complies with the covenants described below under "Certain Covenants—Asset Sales" and "Certain Covenants—Transactions with Affiliates";

        (2)   in connection with any sale of all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary, if the sale of all such Capital Stock of that Guarantor complies with the covenants described below under "Certain Covenants—Asset Sales" and "Certain Covenants—Transactions with Affiliates";

        (3)   in connection with any sale of Capital Stock of a Guarantor to a Person that results in the Guarantor no longer being a Subsidiary of the Company, if (i) the sale of such Capital Stock of that Guarantor complies with the covenant described below under "Certain Covenants—Asset Sales" and (ii) following such sale, such Guarantor is no longer the obligor under or guarantor of any Indebtedness of the Company or any Restricted Subsidiary (other than Indebtedness that is permitted to be incurred by Restricted Subsidiaries that are not Guarantors under the covenant described under "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock") (and no commitments in respect of such Indebtedness are outstanding);

        (4)   if the Company properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary;

        (5)   if such Guarantor is no longer the obligor under or guarantor of any Indebtedness of the Company or any Restricted Subsidiary (other than Indebtedness that is permitted to be incurred by Restricted Subsidiaries that are not Guarantors under the covenant described under "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock") (and no commitments in respect of such Indebtedness are outstanding) and such Guarantor no longer pledges assets or other security interests which secure any

Indebtedness of the Company or any Restricted Subsidiary (other than Indebtedness that is permitted to be incurred by Restricted Subsidiaries that are not Guarantors under the covenant described under "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock"); or

        (6)   if the Notes are discharged in accordance with the procedures described below under "Defeasance or Covenant Defeasance of Indenture" or "Satisfaction and Discharge."

Subordination

        The Notes are unsecured senior subordinated obligations of the Company and Duane Reade GP. The payment of principal, premium, if any, and interest on the Notes and any other payment obligations on or with respect to the Notes (including any obligation to repurchase the Notes) will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash or cash equivalents of Senior Indebtedness. The Guarantee of a Guarantor will be subordinated to obligations of the Guarantor similar to the subordination provisions relating to the Notes described herein.

        The holders of Senior Indebtedness will be entitled to receive payment in full in cash or cash equivalents of all obligations due in respect of such Senior Indebtedness (including interest after the commencement of any bankruptcy, reorganization, insolvency, receivership or similar proceeding whether or not allowed or allowable as a claim in any such proceeding at the rate specified in the applicable Senior Indebtedness) before the Holders will be entitled to receive any direct or indirect payment in respect of any Indenture Obligations, in the event of any distribution to creditors of the Company, Duane Reade GP or a Guarantor:

        (1)   in a liquidation or dissolution of the Company, Duane Reade GP or a Guarantor;

        (2)   in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company, Duane Reade GP or a Guarantor or its property;

        (3)   in an assignment for the benefit of creditors; or

        (4)   in any marshaling of the Company's, Duane Reade GP's or a Guarantor's assets and liabilities.

        Accordingly, any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in respect of the Indenture Obligations in any case, proceeding, dissolution, liquidation or other winding up or event of the type referred to in clauses (1) through (4) above, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Company, Duane Reade GP or a Guarantor which is subordinated to the payment of the Indenture Obligations, shall be paid by the Company, Duane Reade GP or Guarantor, as applicable, or by the trustee in bankruptcy, debtor-in-possession, receiver, liquidating trustee, custodian, assignee, agent or other Person making payment or distribution of assets of the Company, Duane Reade GP or a Guarantor directly to the holders of the Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in cash or cash equivalents after giving effect to any concurrent payment or distribution to or for the benefit of the holders of the Senior Indebtedness, except that (1) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company, Duane Reade GP or a Guarantor or its property, Holders may receive any payment or distribution (i) authorized by an unstayed, final, nonappealable order or decree stating that effect is being given to the subordination of the Indenture Obligations to the Senior Indebtedness and made by a court of competent jurisdiction in a reorganization proceeding under any applicable Bankruptcy Law or (ii) consists of securities ("Permitted Junior Securities") which, if debt securities, are subordinated to at least the same extent as the Indenture Obligations are to (x) Senior Indebtedness or (y) any securities issued in exchange for Senior Indebtedness; and (2) Holders may receive and retain payments made from the trust described under the caption "Legal Defeasance and Covenant Defeasance" or "Satisfaction and Discharge".

        The Company and Duane Reade GP also may not make any direct or indirect payment upon or in respect of the Notes (except from the trust described under the caption "Legal Defeasance and Covenant Defeasance" or "Satisfaction and Discharge") if:

        (1)   a default (a "Payment Event of Default") in the payment of principal of, premium, if any, or interest on Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace; or

        (2)   any other default (a "Non-Payment Event of Default") occurs and is continuing with respect to Designated Senior Indebtedness which permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the required holders under such Designated Senior Indebtedness or the representative of the holders of any such Designated Senior Indebtedness.

        Payments on the Notes may and shall be resumed:

        (1)   in the case of a Payment Event of Default, upon the date on which such default is cured or waived or, if the Designated Senior Indebtedness has been accelerated, such acceleration has been rescinded;

        (2)   in case of a Non-Payment Event of Default, upon the earlier of the date on which such Non-Payment Event of Default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received unless the maturity of any Designated Senior Indebtedness has been accelerated; or

        (3)   when the Designated Senior Indebtedness has been paid in full in cash or Cash Equivalents.

        No new period of payment blockage may be commenced by a Payment Blockage Notice unless and until 360 days have elapsed since the first day of the effectiveness of the immediately prior Payment Blockage Notice; provided that the delivery of a Payment Blockage Notice by the representatives for or holders of Designated Senior Indebtedness other than under the Credit Agreement or the Term Loan shall not bar the delivery of another Payment Blockage Notice by the applicable representative for the Credit Agreement or the Term Loan within such period of 360 days; provided, further, that no period of payment blockage shall exceed 179 days in any one year and no two consecutive interest payments on the Notes may be blocked by delivery of a Payment Blockage Notice.

        No Non-Payment Event of Default which existed or was continuing on the date of the delivery of a Payment Blockage Notice with respect to the Designated Senior Indebtedness delivering such Payment Blockage Notice shall be, or be made, the basis for the commencement of a second Payment Blockage Notice by the representative for or the holders of such Designated Senior Indebtedness whether or not within a period of 360 days unless such default has been cured or waived for a period of not less than 90 days.

        If the Trustee or any Holder of the Notes receives a payment in respect of the Notes (except (i) for Permitted Junior Securities or (ii) from the trust described under "—Legal Defeasance and Covenant Defeasance" or "Satisfaction and Discharge") when the payment is prohibited by these subordination provisions, then the Trustee or the Holder, as the case may be, shall hold the payment in trust for the benefit of the holders of Senior Indebtedness. Upon the proper written request of the holders of Senior Indebtedness, the Trustee or the Holder, as the case may be, shall deliver the amounts in trust to the holders of Senior Indebtedness or their proper representative.

        The Indenture requires that the Company or Duane Reade GP promptly notify the representative or holders of Designated Senior Indebtedness if payment of the Notes is accelerated because of any Event of Default. If any Designated Senior Indebtedness is outstanding, neither the Company, Duane Reade GP nor any of the Guarantors may pay the Notes until five business days after the representative of such Designated Senior Indebtedness receives notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

        As a result of the subordination provisions described above, in the event of an insolvency, bankruptcy, reorganization or liquidation of the Company or Duane Reade GP, creditors of the Company or Duane Reade GP who are holders of Senior Indebtedness and holders of trade payables may recover more, ratably, than the Holders of the Notes, and assets which would otherwise be available to pay obligations in respect of the Notes will be available only after all Senior Indebtedness has been paid in full in cash or cash equivalents, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes. See "Risk Factors—Risks Related to the Exchange Notes—Your right to receive payments on the exchange notes is contractually subordinated to our senior indebtedness including under our amended asset-based revolving loan facility and our senior term loan facility. The exchange notes, in certain other circumstances, may be effectively subordinated to any existing and future liabilities of our non-guarantor subsidiaries, if any."

        Payments under the Guarantee of each Guarantor will be subordinated to the prior payment in full in cash or cash equivalents of all Senior Indebtedness of such Guarantor, including Senior Indebtedness of such Guarantor incurred after the date of the Indenture, on the same basis as provided above with respect to the subordination of payments on the Notes by the Company and Duane Reade GP to the prior payment in full in cash or cash equivalents of Senior Indebtedness of the Company and Duane Reade GP. See "Risk Factors—Risks Related to the Exchange Notes—Your right to receive payments on the exchange notes is contractually subordinated to our senior indebtedness including under our amended asset-based revolving loan facility and our senior term loan facility. The exchange notes, in certain other circumstances, may be effectively subordinated to any existing and future liabilities of our non-guarantor subsidiaries, if any."

        The terms of the Indenture permit the Company and its Restricted Subsidiaries to incur additional Senior Indebtedness, subject to certain limitations, including Indebtedness that may be secured by Liens on property of the Company and its Restricted Subsidiaries. See the discussion below under the captions "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock" and "—Certain Covenants—Liens." See "Risk Factors—Risks Related to Our Capital Structure—Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantial additional indebtedness. This could further exacerbate the risks associated with our existing substantial indebtedness."

Optional Redemption

        After August 1, 2008, the Company and Duane Reade GP, on one or more occasions, may redeem all or a part of the Notes upon not less than 30 nor more than 90 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 1 of the years indicated below:

Year	Redemption Price
2008	104.875%
2009	102.438%
2010 and thereafter	100.000%

        In addition, at any time after the Acquisition Closing Date and prior to August 1, 2007, the Company, DRS LLC or Holdings, at the Company's option, may use the net proceeds of one or more Equity Offerings to redeem on one or more occasions up to an aggregate of 35% of the aggregate principal amount of Notes issued under the Indenture (including the principal amount of any Additional Notes issued under the Indenture but without duplication with respect to Exchange Notes) at a redemption price equal to 109.75% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date); provided that this redemption provision shall not be applicable with respect to any transaction that results in a Change of Control; provided, further, that if the proceeds of an Equity Offering are used for redemption, all of such proceeds are first contributed to the equity capital of the Company on a non-recourse basis. At least 65% of the aggregate principal amount of Notes (including the principal amount of any Additional Notes issued under the Indenture but without duplication with respect to Exchange Notes) must remain outstanding immediately after the occurrence of such redemption. In order to effect this redemption, the Company, DRS LLC or Holdings, as the case may be, must complete such redemption within 90 days after the closing of the Equity Offering.

        If less than all of the Notes are to be redeemed, the Trustee shall select the Notes to be redeemed in compliance with the requirements of the principal national security exchange, if any, on which the Notes are listed, or if the Notes are not listed, on a pro rata basis, by lot or by any other method the Trustee shall deem fair and reasonable. Notes redeemed in part must be redeemed only in integral multiples of $1,000. Redemption pursuant to the provisions relating to an Equity Offering must be made on a pro rata basis or on as nearly a pro rata basis as practicable (subject to the procedures of DTC or any other depositary).

Mandatory Redemption

        The Company and Duane Reade GP will not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

Change of Control

        If a Change of Control occurs, each holder of Notes will have the right to require that the Company and Duane Reade GP purchase all or any part (in integral multiples of $1,000) of such holder's Notes pursuant to the offer described below (the "Change of Control Offer"). In the Change of Control Offer, the Company and Duane Reade GP will offer to purchase all of the Notes, at a purchase price (the "Change of Control Purchase Price") in cash in an amount equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Purchase Date") (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

        Within 30 days after any Change of Control or, at the Company's option, prior to such Change of Control but after it is publicly announced, the Company must notify the Trustee and give written notice of the Change of Control to each holder of Notes, by first-class mail, postage prepaid, at his address appearing in the security register. The notice must state, among other things,

  •
  that a Change of Control has occurred or will occur and the date of such event;

  •
  the Change of Control Purchase Price and the Change of Control Purchase Date, which shall be fixed by the Company on a business day (which may be immediately after the Change of Control occurs) no earlier than 30 days nor later than 60 days from the date the notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act; provided that the Change of Control Purchase Date may not occur prior to the Change of Control;

  •
  that any Note not tendered will continue to accrue interest;

  •
  that, unless the Company and Duane Reade GP default in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and

  •
  other procedures that a holder of Notes must follow to accept a Change of Control Offer or to withdraw acceptance of the Change of Control Offer.

        The holders of other debt securities that the Company may issue in the future, which rank equally in right of payment with the Notes, may also have a similar change of control right. The Company and Duane Reade GP may not have sufficient financial resources to purchase all of the debt securities with such provisions that holders tender to the Company and Duane Reade GP upon a Change of Control Offer. See "Risk Factors—We may not have the ability to purchase the exchange notes upon a change of control." The failure of the Company and Duane Reade GP to make or consummate the Change of Control Offer or pay the

Change of Control Purchase Price when due will give the Trustee and the holders of the Notes the rights described under "—Events of Default."

        The Credit Agreement and the Term Loan provide that certain change of control events with respect to the Company, Duane Reade GP and Holdings would constitute a default thereunder. A default under such Credit Agreement or such Term Loan would result in a default under the Indenture if the lenders accelerate the debt under such Credit Agreement or such Term Loan. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. If a Change of Control occurs at a time when the Company and Duane Reade GP are prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company and Duane Reade GP do not obtain such a consent or refinance such borrowings, the Company and Duane Reade GP will remain prohibited from purchasing Notes. In such case, the Company's and Duane Reade GP's failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement and the Term Loan that will be in effect as of the Acquisition Closing Date. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders.

        The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company. The term "all or substantially all" as used in the definition of "Change of Control" has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. Therefore, if holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, it is not clear how a court interpreting New York law would interpret the phrase.

        The existence of a holder's right to require the Company and Duane Reade GP to repurchase such holder's Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

        The provisions of the Indenture do not afford holders of the Notes the right to require the Company and Duane Reade GP to repurchase the Notes in the event of a highly leveraged transaction or certain transactions with the Company's management or its affiliates, including a reorganization, restructuring, merger or similar transaction (including, in certain circumstances, an acquisition of the Company by management or its affiliates) involving the Company, DRS LLC or Holdings that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control. A transaction involving the Company's management or its affiliates, or a transaction involving a recapitalization of the Company, DRS LLC or Holdings, will result in a Change of Control if it is the type of transaction specified by such definition.

        The Company and Duane Reade GP will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer.

        The Company and Duane Reade GP will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements described in the Indenture applicable to a Change of Control Offer made by the Company and Duane Reade GP and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Certain Covenants

        The Indenture contains certain covenants including, among others, the following:

  Incurrence of Indebtedness and Issuance of Disqualified Stock

          (a)    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, create, issue, incur, assume, guarantee or otherwise in any manner become directly or indirectly liable for the payment of or otherwise incur, contingently or otherwise (collectively, "incur"), any Indebtedness (including any Acquired Indebtedness and the issuance of Disqualified Stock), unless such Indebtedness is incurred by the Company, Duane Reade GP or any Guarantor and, in each case, the Company's Consolidated Fixed Charge Coverage Ratio for the most recent four full fiscal quarters for which financial statements are available immediately preceding the incurrence of such Indebtedness taken as one period is at least equal to or greater than 2:1.

          (b)   Notwithstanding the foregoing, the Company and, to the extent specifically set forth below, the Restricted Subsidiaries may incur on or after the Acquisition Closing Date each and all of the following (collectively, the "Permitted Indebtedness"):

  (1)
  Indebtedness of the Company or Duane Reade GP (and guarantees by Guarantors of such Indebtedness) under the Credit Agreement or the Term Loan in an aggregate principal amount at any one time outstanding not to exceed the greater of (i) $405.0 million and (ii) $155.0 million plus (x) 85% of accounts receivable of the Company and its Restricted Subsidiaries as of the end of the most recently ended fiscal quarter for which consolidated financial statements are available, plus (y) 80% of inventory of the Company and its Restricted Subsidiaries as of the end of the most recently ended fiscal quarter for which consolidated financial statements are available, less, in the case of clause (i) and clause (ii), without duplication, the amount of any permanent repayments thereof or permanent reductions in commitments thereunder from the proceeds of one or more Asset Sales which are used to prepay or repay the Credit Agreement or the Term Loan, as the case may be, pursuant to clause (b)(i) of "—Asset Sales";

  (2)
  Indebtedness of the Company, Duane Reade GP or any Guarantor pursuant to (a) the Notes (excluding any Additional Notes) and any Guarantee of the Notes (excluding any Additional Notes), and (b) any Exchange Notes issued in exchange for the Notes (excluding any Additional Notes) pursuant to the Registration Rights Agreement and any Guarantee of the Exchange Notes;

  (3)
  Indebtedness of the Company, Duane Reade GP or any Guarantor outstanding on the Acquisition Closing Date and not otherwise referred to in this definition of "Permitted Indebtedness;"

  (4)
  the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

            (a)    if the Company, Duane Reade GP or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes, in the case of the Company or Duane Reade GP, or the Guarantee, in the case of a Guarantor; and

            (b)   (i) any subsequent issuance or transfer of Capital Stock that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any disposition, pledge or other transfer to a Person (other than a disposition, pledge or transfer to the Company or a Restricted Subsidiary or a disposition, pledge or transfer under the Credit Agreement or Term Loan) of any such Indebtedness, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (4);

  (5)
  guarantees of any Guarantor or Duane Reade GP of Indebtedness of the Company, Duane Reade GP or any of the Guarantors which is permitted to be incurred under the Indenture;

  (6)
  obligations of the Company, Duane Reade GP, or any Guarantor not entered into for speculative purposes

  (a)
  pursuant to Interest Rate Agreements designed to manage interest rates in respect of Indebtedness of the Company, Duane Reade GP or any Guarantor as long as the notional amounts of such obligations do not exceed the aggregate principal amount of such Indebtedness then outstanding,

  (b)
  under any Currency Hedging Agreements, relating to (1) Indebtedness of the Company, Duane Reade GP or any Guarantor and/or (2) obligations to purchase or sell assets or properties, in each case, incurred in the ordinary course of business of the Company, Duane Reade GP or any Guarantor; provided, however, that such Currency Hedging Agreements do not increase the Indebtedness or other obligations of the Company, Duane Reade GP or any Guarantor outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder or

  (c)
  under any Commodity Price Agreements which do not increase the amount of Indebtedness or other obligations of the Company, Duane Reade GP or any Guarantor outstanding other than as a result of fluctuations in commodity prices or by reason of fees, indemnities and compensation payable thereunder;

  (7)
  Indebtedness of the Company or any Restricted Subsidiary represented by Capital Lease Obligations (whether or not incurred pursuant to sale and leaseback transactions) or Purchase Money Obligations or other Indebtedness incurred or assumed in connection with the acquisition or development of real or personal, movable or immovable, property in each case incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company or any Restricted Subsidiary, in an aggregate principal amount pursuant to this clause (7), together with any Refinancing Indebtedness incurred in respect thereof, not to exceed the greater of (x) $15 million and (y) 6% of Consolidated Net Tangible Assets, outstanding at any time;

  (8)
  Indebtedness of the Company or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days after incurrence;

  (9)
  Indebtedness of the Company or any Restricted Subsidiary to the extent the net proceeds thereof are promptly deposited to defease the Notes as described below under "—Defeasance or Covenant Defeasance of Indenture" or "—Satisfaction and Discharge;"

  (10)
  Indebtedness of the Company or any Restricted Subsidiary arising from agreements for indemnification or purchase price adjustment obligations or similar obligations, earn-outs or other similar obligations or from guarantees or letters of credit, surety bonds or performance bonds securing any obligation of the Company or a Restricted Subsidiary pursuant to such an agreement, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary; provided that the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds actually paid or received by the Company and any Restricted Subsidiary, including the Fair Market Value of non-cash proceeds;

  (11)
  any renewals, extensions, substitutions, refundings, refinancings or replacements (collectively, "Refinancing Indebtedness") of any Indebtedness, including any Disqualified Stock, incurred pursuant to paragraph (a) of this covenant and clauses (2) and (3) of this paragraph (b) of this definition of "Permitted Indebtedness," including any successive refinancings so long as the borrower under such refinancing is the Company (which may be a borrower together with Duane Reade GP or one or more co-obligors which are also Guarantors) or, if not the Company, one or more Guarantors or Duane Reade GP if the Indebtedness being refinanced is of a Guarantor or Duane Reade GP, and the aggregate principal amount of Indebtedness represented thereby (or if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness plus any accreted value attributable thereto since the original issuance of such Indebtedness) is not increased by such refinancing plus the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing and (1) in the case of any refinancing of Indebtedness that is Subordinated Indebtedness, such new Indebtedness is made subordinated in right of payment to the Notes or Guarantee, as the case may be, at least to the same extent as the Indebtedness being refinanced and (2) in the case of Pari Passu Indebtedness or Subordinated Indebtedness, as the case may be, such refinancing does not reduce the Average Life to Stated Maturity or the Stated Maturity of such Indebtedness or has a Stated Maturity later than that of the Notes;

  (12)
  Indebtedness in respect of bid, performance, surety bonds and workers' compensation claims, self-insurance obligations and bankers acceptances issued for the account of the Company or any Restricted Subsidiary in the ordinary course of business, including guarantees or obligations of the Company or any Restricted Subsidiary with respect to letters of credit supporting such bid, performance, surety bonds and workers' compensation claims, self-insurance obligations and bankers acceptances; provided that, in each case contemplated by this clause (12), upon the drawing of such instrument, such obligations are reimbursed within 30 days following such drawing;

  (13)
  Acquired Indebtedness, if (x) the Company's Consolidated Fixed Charge Coverage Ratio for the most recent four full fiscal quarters for which financial statements are available after giving pro forma effect to the relevant acquisition and incurrence of such Acquired Indebtedness as of the beginning of such four quarter period would be not less than (y) the Company's Consolidated Fixed Charge Coverage Ratio for such four quarter period as of immediately prior to such acquisition and incurrence of such Acquired Indebtedness, and any refundings or refinancings of such Acquired Indebtedness, including additional Indebtedness incurred to pay premiums and fees in connection therewith, provided, however, that such refinancing indebtedness: (a) does not reduce the Average Life to Stated Maturity or the Stated Maturity of such Indebtedness, (b) in the case of any refinancing of Indebtedness that is Subordinated Indebtedness, is made subordinated in right of payment to the Notes or Guarantee, as the case may be, at least to the same extent as the Indebtedness being refinanced; (c) shall not be in a principal amount in excess of the principal amount of, premium, if any, accrued interest on, and related fees and expenses of, the Indebtedness being refunded or refinanced; and (d) where the Indebtedness being refunded or refinanced bears a fixed rate of interest, shall not bear interest at a fixed rate greater than the fixed rate of interest borne by the Indebtedness being refunded or refinanced;

  (14)
  Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business; and

  (15)
  Indebtedness of the Company or any Restricted Subsidiary in addition to that described in clauses (1) through (14) above, and any renewals, extensions, substitutions, refinancings or replacements of such Indebtedness, so long as the aggregate principal amount of all such Indebtedness shall not exceed $25 million outstanding at any one time in the aggregate.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant, in the event that an item of Indebtedness or portion thereof meets the criteria of more than one of the types of Indebtedness permitted by this covenant, the Company in its sole discretion shall classify or reclassify such item of Indebtedness or portion thereof as one or more of such types; provided that Indebtedness under the Credit Agreement and the Term Loan which is in existence on the Acquisition Closing Date in an amount not in excess of the amount permitted to be incurred pursuant to clause (1) of paragraph (b) above, shall be deemed to have been incurred pursuant to clause (1) of paragraph (b) above rather than paragraph (a) above.

        Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness.

        Accrual of interest, accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the accretion or payment of dividends on any Disqualified Capital Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Capital Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness for purposes of this covenant; provided, in each such case, that the amount thereof as accrued is included in the calculation of the Consolidated Fixed Charge Coverage Ratio of the Company.

        For purposes of determining compliance with any dollar-denominated restriction on the incurrence of Indebtedness denominated in a foreign currency, the dollar-equivalent principal amount of such Indebtedness incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was incurred.

        If Indebtedness is secured by a letter of credit that serves only to secure such Indebtedness, then the total amount deemed incurred shall be equal to the greater of (x) the principal of such Indebtedness and (y) the amount that may be drawn under such letter of credit.

  Restricted Payments

        (a)    The Company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly:

  (1)
  declare or pay any dividend on, or make any distribution to holders of, any shares of the Company's Capital Stock (other than dividends or distributions payable solely in shares of its Qualified Capital Stock or in options, warrants or other rights to acquire shares of such Qualified Capital Stock);

  (2)
  purchase, redeem, defease or otherwise acquire or retire for value, directly or indirectly, the Company's Capital Stock or any Capital Stock of any direct or indirect parent of the Company or any Subsidiary of such direct or indirect parent or the Company (other than Capital Stock of any Restricted Subsidiary of the Company) or options, warrants or other rights to acquire such Capital Stock;

  (3)
  make any principal payment on, or repurchase, redeem, defease, retire or otherwise acquire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Indebtedness, except a purchase, repurchase, redemption, defeasance or retirement within 90 days of final maturity thereof;

  (4)
  declare or pay any dividend or distribution on any Capital Stock of any Restricted Subsidiary to any Person (other than (a) to the Company or any of its Wholly Owned Restricted Subsidiaries or (b) dividends or distributions made by a Restricted Subsidiary on a pro rata basis to all stockholders of such Restricted Subsidiary); or

  (5)
  make any Investment in any Person (other than any Permitted Investments);

(any of the foregoing actions described in clauses (1) through (5) above, other than any such action that is a Permitted Payment (as defined below), collectively, "Restricted Payments") (the amount of any such Restricted Payment, if other than cash, shall be the Fair Market Value of the assets proposed to be transferred, unless

  (1)
  immediately after giving effect to such proposed Restricted Payment on a pro forma basis, no Default or Event of Default shall have occurred and be continuing;

  (2)
  immediately before and immediately after giving effect to such Restricted Payment on a pro forma basis, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions described under paragraph (a) of "—Incurrence of Indebtedness and Issuance of Disqualified Stock;" and

  (3)
  after giving effect to the proposed Restricted Payment, the aggregate amount of all such Restricted Payments declared or made after the date of the Indenture and all Designation Amounts does not exceed the sum of:

  (A)
  50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the Company's fiscal quarter beginning after the Acquisition Closing Date and ending on the last day of the Company's last fiscal quarter ending prior to the date of the Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss);

  (B)
  the aggregate Net Cash Proceeds received after the Acquisition Closing Date by the Company either (1) as capital contributions in the form of common equity to the Company or (2) in respect of the issuance or sale (other than to any of its Subsidiaries) of Qualified Capital Stock of the Company or any options, warrants or rights to purchase such Qualified Capital Stock of the Company (except, in each case, to the extent such proceeds are used to purchase, redeem or otherwise retire Capital Stock or Subordinated Indebtedness as set forth below in clause (2) or (3) of paragraph (b) below) (and excluding the Net Cash Proceeds from the issuance of Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid);

  (C)
  the aggregate Net Cash Proceeds received after the Acquisition Closing Date by the Company (other than from any of its Subsidiaries) upon the exercise of any options, warrants or rights to purchase Qualified Capital Stock of the Company (and excluding the Net Cash Proceeds from the exercise of any options, warrants or rights to purchase Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid);

  (D)
  the aggregate Net Cash Proceeds received after the Acquisition Closing Date by the Company from the conversion or exchange, if any, of debt securities or Disqualified Capital Stock of the Company or its Restricted Subsidiaries into or for Qualified Capital Stock of the Company plus, to the extent such debt securities or Disqualified Capital Stock were issued after the Acquisition Closing Date, the aggregate of Net Cash Proceeds received from their original issuance (and excluding the Net Cash Proceeds from the conversion or exchange of debt securities or Disqualified Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid);

  (E)
  (i)    in the case of the disposition or repayment of any Investment constituting a Restricted Payment (including any Investment in an Unrestricted Subsidiary) made after the Acquisition Closing Date, an amount (to the extent not included in Consolidated Net Income) equal to the lesser of the return of capital with respect to such Investment and the initial amount of such Investment, provided that any amount in excess of the lesser of the return on capital with respect to such Investment and the initial amount of such Investment may be added to the amounts otherwise available under this paragraph (a) to make Investments (but not other Restricted Payments) pursuant to this paragraph (a); and

      (ii)
      in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary, the Fair Market Value of the Company's interest in such Subsidiary provided that such amount shall not in any case exceed the sum of (x) the amount of the Restricted Payment deemed made at the time the Subsidiary was designated as an Unrestricted Subsidiary and (y) the amount of any Investments made in such Subsidiary thereafter; provided that any amount in excess of the sum of (x) the amount of the Restricted Payment deemed made at the time the Subsidiary was designated an Unrestricted Subsidiary and (y) the amount of any Investments made in such Subsidiary thereafter may be added to the amounts otherwise available under this paragraph (a) to make Investments (but not other Restricted Payments) pursuant to this paragraph (a); and

    (F)
    any amount which previously qualified as a Restricted Payment on account of any Guarantee entered into by the Company or any Restricted Subsidiary; provided that such Guarantee has not been called upon and the obligation arising under such Guarantee no longer exists.

  (b)
  Notwithstanding the foregoing, and in the case of clauses (6)(B), (6)(D), (6)(E), (8), (9), (11) and (12) below, so long as no Default or Event of Default is continuing or would arise therefrom, the foregoing provisions shall not prohibit the following actions after the Acquisition Closing Date (each of clauses (1) through (5), (6)(A), (6)(B), (6)(C), (6)(D), (7), (8) and (10) through (12) being referred to as a "Permitted Payment"):

  (1)
  the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment was permitted by the provisions of paragraph (a) of this covenant and such payment shall have been deemed to have been paid on such date of declaration and shall not have been deemed a "Permitted Payment" for purposes of the calculation required by paragraph (a) of this Section;

  (2)
  the purchase, repurchase, redemption, or other acquisition or retirement for value of any shares of any class of Capital Stock of the Company in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the Net Cash Proceeds of an issuance and sale for cash (other than to a Subsidiary of the Company) of, other shares of Qualified Capital Stock of the Company, which issuance or sale occurs substantially concurrently with, or within 60 days of, such purchase, repurchase or other acquisition or retirement; provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause (3)(B) of paragraph (a) of this Section;

  (3)
  the purchase, repurchase, redemption, defeasance, satisfaction and discharge, retirement or other acquisition for value or payment of principal of any Subordinated Indebtedness in exchange for, or in an amount not in excess of the Net Cash Proceeds of, an issuance and sale for cash (other than to any Subsidiary of the Company) of any Qualified Capital Stock of the Company, which issuance or sale occurs substantially concurrently with, or within 60 days of, such purchase, repurchase or other acquisition or retirement; provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause (3)(B) of paragraph (a) of this Section;

  (4)
  the purchase, repurchase, redemption, defeasance, satisfaction and discharge, retirement, refinancing, other acquisition for value or payment of principal of any Subordinated Indebtedness (other than Disqualified Capital Stock) from the proceeds of Indebtedness incurred as a renewal, extension, substitution, refunding, refinancing or replacement of such Subordinated Indebtedness in accordance with the terms of the covenant "—Incurrence of

      Indebtedness and Issuance of Disqualified Stock", which purchase, repurchase, redemption, defeasance, satisfaction and discharge, retirement, refinancing, other acquisition for value or payment of principal occurs substantially concurrently with, or within 60 days of, the incurrence of such Indebtedness;

    (5)
    the purchase, repurchase, redemption, or other acquisition or retirement for value of Disqualified Capital Stock of the Company made by exchange for, or out of the proceeds of the sale of within 60 days of Disqualified Capital Stock; provided that any such new Disqualified Capital Stock is issued in accordance with paragraph (a) of the covenant "—Incurrence of Indebtedness and Issuance of Disqualified Stock" and has an aggregate liquidation preference that does not exceed the aggregate liquidation preference of the amount so refinanced plus the amount of premium or other payment actually paid at such time to refinance such Disqualified Capital Stock and the amount of expenses of the Company incurred in connection with such refinancing;

    (6)
    any payment of dividends, other distributions or other amounts by the Company or any of its Restricted Subsidiaries for the purposes set forth in clauses (A) through (D) below (in each case, directly or indirectly through intermediate holding companies, if any):

    (A)
    to DRS LLC or Holdings, as the case may be, in amounts equal to the amounts required for DRS LLC or Holdings, as the case may be, to pay franchise taxes, accounting, legal and other fees required to maintain its corporate existence and to provide for other operating costs, in each case related to the Company;

    (B)
    to DRS LLC or Holdings, as the case may be, in an amount not to exceed $1.25 million per fiscal year required by DRS LLC or Holdings, as the case may be, to pay to the Equity Investors for management, consulting or financial advisory services;

    (C)
    to DRS LLC or Holdings pursuant to the Tax Sharing Agreement;

    (D)
    to DRS LLC or Holdings in order to enable DRS LLC or Holdings to pay customary and reasonable costs and expenses of a proposed offering of securities or incurrence of Indebtedness of DRS LLC or Holdings that is not consummated;

    (E)
    to DRS LLC or Holdings, as the case may be, in amounts equal to amounts expended by DRS LLC or Holdings, as the case may be, to purchase, repurchase, redeem, retire or otherwise acquire for value Capital Stock of DRS LLC or Holdings, as the case may be, owned by employees, former employees, directors or former directors, consultants or foreign consultants of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors, consultants or foreign consultants); provided, however, that the aggregate amount paid, loaned or advanced to DRS LLC or Holdings, as the case may be, pursuant to this clause (E) will not, in the aggregate, exceed $2 million per fiscal year, plus any amounts contributed by DRS LLC or Holdings, as the case may be, as equity capital to the Company as a result of sales of shares of Capital Stock to employees, directors and consultants, plus the net proceeds of any key person life insurance received by the Company after the Acquisition Closing Date;

    (7)
    any transaction in connection with the Acquisition as described in the Offering Memorandum;

    (8)
    payments of intercompany Subordinated Indebtedness, the incurrence of which was permitted under clause (4) of paragraph (b) of the covenant described under "—Incurrence of Indebtedness and Issuance of Disqualified Stock";

    (9)
    following the first Public Equity Offering after the Issue Date, the declaration or payment of dividends on such common stock in an amount not to exceed 6% per annum of the Net Cash

      Proceeds actually received by the Company (whether directly or through DRS LLC or Holdings) in such Public Equity Offering;

    (10)
    repurchase of Capital Stock deemed to occur upon the cashless exercise of stock options and warrants;

    (11)
    the declaration and payment of dividends and distributions to holders of any class or series of Disqualified Stock of the Company or a Restricted Subsidiary issued or incurred in accordance with the covenant described under "—Incurrence of Indebtedness and Issuance of Disqualified Stock," which dividends and/or distributions are included in the calculation of Consolidated Interest Expense for the relevant period;

    (12)
    any purchase, redemption, retirement, defeasance or other acquisition for value of any Subordinated Indebtedness pursuant to the provisions of such Subordinated Indebtedness upon a Change of Control or an Asset Sale after the Company shall have complied with the provisions of the Indenture described under the caption "Change of Control" or "—Asset Sales," as the case may be; and

    (13)
    Restricted Payments not exceeding $5 million in the aggregate.

        For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (13) in paragraph (b) above, or is entitled to be incurred pursuant to paragraph (a) above, the Company will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment in any manner that complies with this covenant.

  Transactions with Affiliates

        The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with or for the benefit of any Affiliate of the Company (other than the Company or a Restricted Subsidiary) unless

  (1)
  such transaction or series of related transactions is entered into in good faith on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that would be available in a comparable transaction in arm's-length dealings with a party who is not an Affiliate of the Company;

  (2)
  with respect to any transaction or series of related transactions involving aggregate value in excess of $5 million,

  (a)
  the material terms of the transaction or series of related transactions are set forth in writing, and the Company delivers an officers' certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (1) above, and

  (b)
  (i) such transaction or series of related transactions has been approved by a majority of the Disinterested Directors of the board of directors of the Company, (ii) or in the event there is only one Disinterested Director, such transaction or series of related transactions has been approved by such Disinterested Director, or (iii) in the event there are no Disinterested Directors, the Company delivers to the Trustee a written opinion of like tenor as that described in clause (3) below; and

  (3)
  with respect to any transaction or series of related transactions involving aggregate value in excess of $25 million, the material terms of the transaction or series of related transactions are set forth in writing, and the Company delivers to the Trustee a written opinion of an investment banking firm of national standing or other recognized independent expert with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required stating that either the financial terms of the transaction or series of related transactions are fair to the Company or such Restricted Subsidiary from a financial point of view or the transaction or series of related transactions are on terms not less favorable to the Company or such Restricted Subsidiary than could reasonably be expected to be obtained at the time in an arm's length transaction with a Person who was not an Affiliate of the Company;

provided, however, that this provision shall not apply to:

  (i)
  employee benefit arrangements (including for the payment of reasonable fees and compensation) with any employee, consultant, officer or director of the Company, including under any stock option or stock incentive plans, and customary indemnification arrangements with such persons, in each case entered into in the ordinary course of business or approved by the board of directors of the Company;

  (ii)
  any Permitted Payment or Restricted Payment made in compliance with "—Restricted Payments" above and any Permitted Investment (other than a Permitted Investment permitted by clause (15) of the definition of "Permitted Investment");

  (iii)
  any issuance of Qualified Capital Stock;

  (iv)
  transactions involving the Company or any of its Restricted Subsidiaries on the one hand, and the Equity Investors or any of their Affiliates, on the other hand, in connection with (1) the Acquisition and transactions related thereto, (2) the Credit Agreement, the Term Loan and any amendment, modification, supplement, extension, refinancing, replacement, work-out, restructuring and other transactions related to any of the foregoing, or (3) any management, financial advisory, financing, underwriting or placement services or any other investment banking, banking or similar services, that are either disclosed in the Offering Memorandum or approved by a majority of the Disinterested Directors of the board of directors of the Company;

  (v)
  any transactions undertaken pursuant to any contracts in existence on the Acquisition Date (as in effect on the Acquisition Date) and any renewals, replacements or modifications of such contracts (pursuant to new transactions or otherwise) on terms no less favorable to the Holders of the Notes than those in effect on the Acquisition Date;

  (vi)
  loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries or otherwise approved by the Board of Directors, but in any event not to exceed $2 million in the aggregate outstanding at any one time;

  (vii)
  any merger, consolidation or reorganization of the Company with an Affiliate of the Company solely for the purposes of (a) reorganizing to facilitate an initial public offering of securities of the Company or any direct or indirect parent of the Company, (b) forming a holding company or (c) reincorporating the Company in a new jurisdiction;

  (viii)
  any transaction with a joint venture entity in which the Company, any Restricted Subsidiary or any direct or indirect parent entity of the Company holds an equity interest but as to which each of the other equity holders of such joint venture entity is not an Affiliate of the Company;

  (ix)
  transactions pursuant to any registration rights agreement with the stockholders of the Company or any direct or indirect parent of the Company, on customary terms, or the Tax Sharing Agreement or the Advisory Agreement; and

  (x)
  transactions pursuant to the Stockholders and Registration Rights Agreement as in effect on the Acquisition Closing Date as the same may be amended from time to time in any manner not materially less favorable taken as a whole to the Holders of the Notes.

  Liens

        The Company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, create, incur or affirm any Lien (other than Permitted Liens) of any kind securing any Pari Passu Indebtedness or Subordinated Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Restricted Subsidiary) upon any property or assets (including any intercompany notes) of the Company or any Restricted Subsidiary owned on the Acquisition Closing Date or acquired after the Acquisition Closing Date, or assign or convey any right to receive any income or profits therefrom, unless the Notes (or a Guarantee in the case of Liens of a Guarantor) are directly secured equally and ratably with (or, in the case of Subordinated Indebtedness, prior or senior thereto, with the same relative priority as the Notes shall have with respect to such Subordinated Indebtedness) the obligation or liability secured by such Lien except for Liens

  (A)
  securing any Indebtedness which became Indebtedness pursuant to a transaction permitted under "—Consolidation, Merger, Sale of Assets" or securing Acquired Indebtedness which was created prior to (and not created in connection with, or in contemplation of) such transaction or acquisition (including any assumption, guarantee or other liability with respect thereto by any Restricted Subsidiary) and which Indebtedness is permitted under the provisions of "—Incurrence of Indebtedness and Issuance of Disqualified Stock" or

  (B)
  securing any Indebtedness incurred in connection with any refinancing, renewal, substitution or replacement of any such Indebtedness described in clause (A), so long as the aggregate principal amount of Indebtedness represented thereby (or if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness plus any accreted value attributable thereto since the original issuance of such Indebtedness) is not increased by such refinancing by an amount greater than the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus the amount of expenses of the Company incurred in connection with such refinancing, provided, however, that any such Lien only extends to the assets that were subject to such Lien securing such Indebtedness prior to the related acquisition by the Company or its Restricted Subsidiaries.

        Notwithstanding the foregoing, any Lien securing the Notes or a Guarantee granted pursuant to this covenant shall be automatically and unconditionally released and discharged upon (a) the release by the holders of the Pari Passu Indebtedness or Subordinated Indebtedness described above of their Lien on the property or assets of the Company or any Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), at such time as the holders of all such Pari Passu Indebtedness or Subordinated Indebtedness also release their Lien on the property or assets of the Company or such Restricted Subsidiary, (b) any sale, exchange or transfer to any Person other than the Company or any Restricted Subsidiary of the property or assets secured by such Lien, or of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Lien in accordance with the terms of the Indenture, (c) in the case of a Lien on assets of a Guarantor securing a Guarantee, upon the release of such Guarantee in accordance with the terms of the Indenture, (d) payment in full of the principal of, and accrued interest and premium on the Notes, or (e) a defeasance or discharge of the Notes in accordance with the procedures described below under "Defeasance or Covenant Defeasance of Indenture" or "Satisfaction and Discharge."

  Asset Sales

        (a)    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless (1) at least 75% of the consideration from such Asset Sale is received in cash or Cash Equivalents and (2) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets subject to such Asset Sale.

        For purposes of paragraph (a)(1) of this covenant, the following will be deemed to be cash: (A) the amount of any Senior Indebtedness of the Company or any Restricted Subsidiary that is actually assumed by the transferee in such Asset Sale and from which the Company and the Restricted Subsidiaries are fully and unconditionally released, (B) the amount of any notes, securities or other similar obligations received by the Company or any Restricted Subsidiary from such transferee that are immediately converted, sold or exchanged (or are converted, sold or exchanged within 90 days of the related Asset Sale) by the Company or the Restricted Subsidiaries into cash or Cash Equivalents in an amount equal to the net cash proceeds realized upon such conversion, sale or exchange and (C) Qualified Non-cash Proceeds.

        (b)    All or a portion of the Net Cash Proceeds of any Asset Sale may be applied by the Company or a Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Indebtedness under the Credit Agreement, the Term Loan or other Senior Indebtedness) to:

          (i)    prepay permanently or repay permanently any Indebtedness under the Credit Agreement, the Term Loan or any other Senior Indebtedness then outstanding (and in the case of any such Indebtedness under a revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility);

          (ii)    repay any Indebtedness which was secured by the assets sold in such Asset Sale; and/or

          (iii)    (A) invest in the purchase of assets (other than securities) to be used by the Company or any Restricted Subsidiary in a Permitted Business, (B) acquire Equity Interests in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the consummation of such acquisition or (C) a combination of (A) and (B); provided that any Net Cash Proceeds received in the form of Qualified Non-Cash Proceeds shall be deemed an application of such Net Cash Proceeds in accordance with this clause (iii); provided, further, that the Company or such Restricted Subsidiary shall be deemed to have applied Net Cash Proceeds in accordance with this clause (iii) within such 365-day period if, within such 365-day period, it has entered into a binding commitment or agreement to invest such Net Cash Proceeds and continues to use all reasonable efforts to so apply such Net Cash Proceeds as soon as practicable thereafter, and that upon any abandonment or termination of such commitment or agreement after such 365-day period, the Net Cash Proceeds not applied will constitute Excess Proceeds (as defined below). In addition, following the entering into of a binding agreement with respect to an Asset Sale and prior to the consummation thereof, cash (whether or not actual Net Cash Proceeds of such Asset Sale) used for the purposes described in subclauses (A), (B) and (C) of this clause (iii) that are designated as uses in accordance with this clause (iii), and not previously or subsequently so designated in respect of any other Asset Sale, shall be deemed to be Net Cash Proceeds applied in accordance with this clause (iii).

        The amount of such Net Cash Proceeds not used or invested in accordance with the preceding clauses (i), (ii) or (iii) within 365 days after the Asset Sale constitutes "Excess Proceeds."

        (c)    When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company and Duane Reade GP will make an offer (an "Asset Sale Offer") to all Holders of Notes and all holders of Pari Passu Indebtedness containing provisions similar to those set forth in the Indenture with respect to offers to purchase with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other Pari Passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase (the "Asset Sale Offer Date"), and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company and Duane Reade GP may use such Excess Proceeds for any purposes not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other Pari Passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Notes and such other Pari Passu Indebtedness to be purchased shall be purchased on a pro rata basis based on the aggregate principal amount of Notes and such other Pari Passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

        (d)    Pending application of Net Cash Proceeds pursuant to this covenant, such Net Cash Proceeds may be invested in Cash Equivalents or applied to temporarily reduce Senior Indebtedness of the Company, Duane Reade GP or any Guarantor or any Indebtedness of any Restricted Subsidiary that is not a Guarantor.

        (e)    The Indenture provides that the Company and Duane Reade GP will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with an Asset Sale Offer.

  Issuances of Guarantees by New Restricted Subsidiaries

        The Company will provide to the Trustee, within 30 days following the date that any Person other than Duane Reade GP becomes a Restricted Subsidiary, a supplemental indenture to the Indenture, executed by such new Restricted Subsidiary, providing for a full and unconditional guarantee on a senior subordinated basis by such new Restricted Subsidiary of the Company's obligations under the Notes and the Indenture to the same extent as that set forth in the Indenture, unless such Restricted Subsidiary is not a guarantor or obligor in respect of any Indebtedness of the Company or any other Restricted Subsidiary (other than Indebtedness that is permitted to be incurred by Restricted Subsidiaries that are not Guarantors under the covenant described under "—Incurrence of Indebtedness and Issuance of Disqualified Stock"); provided, however, that if such Restricted Subsidiary becomes a guarantor or obligor in respect of any Indebtedness of the Company or any other Restricted Subsidiary (other than Indebtedness that is permitted to be incurred by Restricted Subsidiaries that are not Guarantors under the covenant described under "—Incurrence of Indebtedness and Issuance of Disqualified Stock"), the Company shall cause such Restricted Subsidiary to enter into a supplemental indenture to the Indenture providing for a full and unconditional Guarantee.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        (a)    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to

    (1)
    pay dividends or make any other distribution on its Capital Stock,

    (2)
    pay any Indebtedness owed to the Company or any other Restricted Subsidiary,

    (3)
    make any loans or advances to the Company or any other Restricted Subsidiary or

    (4)
    transfer any of its properties or assets to the Company or any other Restricted Subsidiary.

        (b)    However, paragraph (a) will not prohibit any

    (1)
    encumbrance or restriction pursuant to (x) an agreement (including the Credit Agreement and the Term Loan) in effect or entered into on the Acquisition Closing Date, (y) any agreement governing Indebtedness permitted to be incurred by clause (b)(1) under "—Incurrence of Indebtedness and Issuance of Disqualified Stock," and (z) any amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings of the foregoing agreements pursuant to clause (x) or (y); provided that such agreements (pursuant to clause (y) above) and such amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings (pursuant to clause (z) above) are not materially more restrictive, taken as a whole, with respect to such provisions than those contained in those agreements in effect or entered into on the Acquisition Closing Date;

    (2)
    encumbrance or restriction with respect to a Restricted Subsidiary that is not a Restricted Subsidiary of the Company on the Acquisition Closing Date, in existence at the time such Person becomes a Restricted Subsidiary of the Company and not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary, provided that such encumbrances and restrictions are not applicable to the Company or any Restricted Subsidiary or the properties or assets of the Company or any Restricted Subsidiary other than such Subsidiary which is becoming a Restricted Subsidiary;

    (3)
    encumbrance or restriction pursuant to any agreement governing any Indebtedness permitted by clause (7) of the definition of Permitted Indebtedness as to the assets financed with the proceeds of such Indebtedness;

    (4)
    encumbrance or restriction contained in any Acquired Indebtedness, Capital Stock or other agreement of any entity or related to assets acquired by or merged into or consolidated with the Company or any Restricted Subsidiaries, so long as such encumbrance or restriction (A) was not entered into in contemplation of the acquisition, merger or consolidation transaction, and (B) is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, so long as the agreement containing such restriction does not violate any other provision of the Indenture;

    (5)
    encumbrance or restriction existing under applicable law or any requirement of any regulatory body;

    (6)
    encumbrance or restriction pursuant to the security documents evidencing any Lien securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption "—Liens," including Permitted Liens;

    (7)
    encumbrance or restriction pursuant to customary non-assignment provisions in leases, licenses or contracts;

    (8)
    customary restrictions contained in (A) asset sale agreements permitted to be incurred under the provisions of the covenant described above under the caption "—Asset Sales" that limit the transfer of such assets or otherwise impose limitations pending the closing of such sale and (B) any other agreement for the sale or other disposition of a Restricted Subsidiary that restricts that Restricted Subsidiary pending its sale or other disposition;

    (9)
    restrictions contained in any other credit facility governing Indebtedness of the Company, Duane Reade GP or any Guarantor that are not (in the view of the board of directors of the Company as expressed in a board resolution thereof) materially more restrictive, taken as a whole, than those contained in the Credit Agreement;

    (10)
    encumbrance pursuant to the subordination provisions of any Indebtedness permitted to be incurred by clause (b)(4) under "—Incurrence of Indebtedness and Issuance of Disqualified Stock";

    (11)
    encumbrance or restriction pursuant to customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture, asset sale and stock sale agreements and other similar agreements entered into in the ordinary course of business that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person;

    (12)
    restrictions on cash or other deposits or net worth imposed by suppliers or landlords under contracts entered into in the ordinary course of business;

    (13)
    encumbrances or restrictions under any agreement, amendment, modification, restatement, renewal, supplement, refunding, replacement or refinancing that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (1) through (12), or in this clause (13), provided that the terms and conditions of any such encumbrances or restrictions are no more restrictive in any material respect taken as a whole than those under or pursuant to the agreement, amendment, modification, restatement, renewal, supplement, refunding, replacement or refinancing evidencing the Indebtedness so extended, renewed, refinanced or replaced.

  Limitation on Layering Debt

        Notwithstanding the provisions described above under "—Incurrence of Indebtedness and Issuance of Disqualified Stock," each of the Company and Duane Reade GP will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any of its Indebtedness and senior in right of payment to the Notes. In addition, no Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness of such Guarantor that is subordinate or junior in right of payment to any Indebtedness of such Guarantor and senior in right of payment to the Guarantee of such Guarantor. For purposes of the foregoing, for the avoidance of doubt, no Indebtedness shall be deemed to be subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured or secured by a junior priority Lien or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

  Unrestricted Subsidiaries

        The Company may designate, after the Issue Date, any Subsidiary (other than Duane Reade GP) as an "Unrestricted Subsidiary" under the Indenture (a "Designation") only if:

  (a)
  no Default or Event of Default shall occur and be continuing as a result of giving effect to such Designation;

  (b)
  (1) the Company would be permitted by the Indenture to make an Investment at the time of Designation (assuming the effectiveness of such Designation) in an amount (the "Designation Amount") equal to the Fair Market Value of the Company's interest in such Subsidiary as determined in good faith by the Company's board of directors, or (2) the Designation Amount is less than $1,000;

  (c)
  such Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary of the Company which is not simultaneously being designated an Unrestricted Subsidiary; and

  (d)
  such Unrestricted Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness, provided that an Unrestricted Subsidiary may provide a Guarantee for the Notes.

        In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Permitted Investment or a Restricted Payment pursuant to the covenant "—Restricted Payments" for all purposes of the Indenture in the Designation Amount.

        The Indenture also provides that the Company shall not and shall not cause or permit any Restricted Subsidiary to at any time

  (a)
  provide credit support for, guarantee or subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, any Indebtedness of any Unrestricted

    Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) (other than Permitted Investments in Unrestricted Subsidiaries) or

  (b)
  be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary.

        For purposes of the foregoing, the Designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be deemed to be the Designation of all of the Subsidiaries of such Subsidiary as Unrestricted Subsidiaries. Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary.

        The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") if:

  (a)
  no Default shall occur and be continuing as a result of giving effect to such Revocation;

  (b)
  all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred by a Restricted Subsidiary for all purposes of the Indenture; and

  (c)
  unless such redesignated Subsidiary shall not have any Indebtedness outstanding (other than Indebtedness that is simultaneously with such redesignation being designated as Permitted Indebtedness), immediately after giving effect to such proposed Revocation, and after giving pro forma effect to the incurrence of any such Indebtedness of such redesignated Subsidiary as if such Indebtedness was incurred on the date of the Revocation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "—Incurrence of Indebtedness and Issuance of Disqualified Stock."

        All Designations and Revocations must be evidenced by a resolution of the board of directors of the Company delivered to the Trustee certifying compliance with the foregoing provisions.

  Payments for Consent

        The Indenture provides that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders or all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Reports

        Whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, the Company, Duane Reade GP and any Guarantor will (following the Exchange Offer or the effectiveness of a Shelf Registration Statement and for so long as any Notes remain outstanding), to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company, Duane Reade GP and such Guarantor would have been required to file with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act (giving effect to Rule 12h-5 under the Exchange Act) if the Company, Duane Reade GP or such Guarantor were so subject, such documents to be filed with the Commission on or prior to the date (the "Required Filing Date") by which the Company, Duane Reade GP and such Guarantor would have been required so to file such documents if the Company, Duane Reade GP and such Guarantor were so subject.

        If at any time the Notes are Guaranteed by a direct or indirect parent of the Company and such company has complied with the reporting requirements of Section 13 or 15(d) of the Exchange Act, if applicable, and has furnished the Holders of Notes, or filed electronically with the Commission's Electronic Data Gathering,

Analysis and Retrieval System (or any successor system), the reports described herein with respect to such company, as applicable (including any financial information required by Regulation S-X under the Securities Act relating to the Company, Duane Reade GP and the Guarantors), the Company, Duane Reade GP and the Guarantors shall be deemed to be in compliance with the provisions of this covenant.

        The Company, Duane Reade GP and any Guarantor will also in any event (a) within 15 days after each Required Filing Date (1) transmit by mail to all holders, as their names and addresses appear in the security register, without cost to such holders and (2) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company, Duane Reade GP and such Guarantor would have been required to file with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act (giving effect to Rule 12h-5 under the Exchange Act) if the Company, Duane Reade GP and such Guarantor were subject to either of such Sections and (b) if filing such documents by the Company, Duane Reade GP and such Guarantor with the Commission is not permitted under the Exchange Act or prior to the Exchange Offer or the effectiveness of a Shelf Registration Statement, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder at the Company's cost.

        If Duane Reade GP's or any Guarantor's or secured party's financial statements would be required to be included in the financial statements filed or delivered pursuant to the Indenture if the Company were subject to Section 13(a) or 15(d) of the Exchange Act, the Company shall include such financial statements in any filing or delivery pursuant to the Indenture.

        The Indenture also provides that, so long as any of the Notes remain outstanding, the Company and Duane Reade GP will make available to any prospective purchaser of Notes or beneficial owner of Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act, until the earlier of (x) such time as the Company and Duane Reade GP have exchanged the Notes for the Exchange Notes and (y) such time as the holders thereof have disposed of such Notes pursuant to an effective registration statement under the Securities Act.

Consolidation, Merger, Sale of Assets

        Each of the Company and Duane Reade GP will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of Persons, or permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions, if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a Consolidated basis to any other Person or group of Persons (other than the Company, Duane Reade GP or a Guarantor), unless at the time and after giving effect thereto

  (1)
  either (a) the Company or Duane Reade GP, as the case may be, will be the continuing entity or (b) the Person (if other than the Company or Duane Reade GP, as the case may be) formed by such consolidation or into which the Company or Duane Reade GP, as the case may be, is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a Consolidated basis (the "Surviving Entity") will be an entity duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form reasonably satisfactory to the Trustee, all the obligations of the Company or Duane Reade GP, as the case may be, under the Notes and the Indenture and the Registration Rights Agreement, as the case may be;

  (2)
  immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness not previously an obligation of the Company or any of its Restricted Subsidiaries

    which becomes the obligation of the Company or any of its Restricted Subsidiaries as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default will have occurred and be continuing;

  (3)
  either (i) immediately before and immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period for which financial statements are available ending immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock" or (ii) (x) the Company's Consolidated Fixed Charge Coverage Ratio for the most recent four full fiscal quarters for which financial statements are available after giving pro forma effect to such transaction as of the beginning of such four quarter period would be not less than (y) the Company's Consolidated Fixed Charge Coverage Ratio for such four quarter period immediately prior to such transaction;

  (4)
  at the time of the transaction, each Guarantor, if any, unless it is the other party to the transactions described above, will have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the Notes; and

  (5)
  at the time of the transaction, the Company or Duane Reade GP, as the case may be, or the Surviving Entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, transfer, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

        Except as provided under the fourth paragraph of "Guarantees," each Guarantor will not, and the Company will not permit a Guarantor to, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than the Company or any Guarantor), unless at the time and after giving effect thereto

  (1)
  either (a) the Guarantor will be the continuing corporation in the case of a consolidation or merger involving the Guarantor or (b) the Person (if other than the Guarantor) formed by such consolidation or into which such Guarantor is merged (the "Surviving Guarantor Entity") will be a corporation, limited liability company, limited liability partnership, partnership or trust duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form reasonably satisfactory to the Trustee, all the obligations of such Guarantor under its Guarantee of the Notes and the Indenture and the Registration Rights Agreement;

  (2)
  immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default will have occurred and be continuing; and

  (3)
  at the time of the transaction such Guarantor or the Surviving Guarantor Entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with; provided, however, that this paragraph shall not apply to any Guarantor whose Guarantee of the Notes is unconditionally released and discharged in accordance with the Indenture.

        In the event of any transaction (other than a lease) described in and complying with the conditions listed in the two immediately preceding paragraphs in which the Company, Duane Reade GP or any Guarantor, as the case may be, is not the continuing corporation, the successor Person formed or remaining or to which such transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company, Duane Reade GP or such Guarantor, as the case may be, and the Company, Duane Reade GP or any Guarantor, as the case may be, would be discharged from all obligations and covenants under the Indenture and the Notes or its Guarantee, as the case may be, and the Registration Rights Agreement.

        Notwithstanding the foregoing, the Company may merge with, or sell, issue, convey, transfer, lease, assign or otherwise dispose of all or substantially all of its assets to, an Affiliate incorporated or organized solely for the purpose of reincorporating or reorganizing the Company in another jurisdiction and/or for the purpose of forming a holding company, and any Guarantor or Duane Reade GP may merge with, or sell, issue, convey, transfer, lease, assign or otherwise dispose of all or substantially all of its assets to, an Affiliate as part of any internal corporate reorganization of the Company.

Events of Default

        An Event of Default will occur under the Indenture if:

  (1)
  there shall be a default in the payment of any interest on any Note when it becomes due and payable, and such default shall continue for a period of 30 days;

  (2)
  there shall be a default in the payment of the principal of (or premium, if any, on) any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise);

  (3)
  (a) there shall be a default in the performance, or breach, of any covenant or agreement of the Company, Duane Reade GP or any Guarantor under the Indenture or any Guarantee (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (1), (2) or in clause (b) or (c) of this clause (3)) and such default or breach shall continue for a period of 60 days (or 30 days if the Company and Duane Reade GP shall have failed to make or consummate an Asset Sale Offer in accordance with the provisions of "—Certain Covenants—Asset Sales") after written notice has been given, by certified mail, (1) to the Company by the Trustee or (2) to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the then outstanding Notes; (b) there shall be a default in the performance or breach of the provisions described in "—Consolidation, Merger, Sale of Assets;" or (c) the Company and Duane Reade GP shall have failed to make or consummate a Change of Control Offer in accordance with the provisions of "Change of Control;"

  (4)
  one or more defaults shall have occurred under any of the agreements, indentures or instruments under which the Company, Duane Reade GP, any Guarantor or any Restricted Subsidiary then has outstanding Indebtedness in excess of $15 million, individually or in the aggregate, and either (a) such default results from the failure to pay the principal amount of such Indebtedness at its stated final maturity or (b) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness;

  (5)
  any Guarantee of any Significant Subsidiary shall for any reason cease to be, or any Guarantee shall for any reason be asserted in writing by any Guarantor, the Company or Duane Reade GP not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the Indenture and any such Guarantee;

  (6)
  one or more judgments or orders of any court of competent jurisdiction for the payment of money in excess of $15 million (net of amounts covered by insurance or bonded), either individually or in the aggregate, shall be rendered against the Company, Duane Reade GP, any Guarantor or any

    Restricted Subsidiary or any of their respective properties and shall not be discharged and there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect; and

  (7)
  the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary.

        If an Event of Default (other than as specified in clause (7) of the prior paragraph) shall occur and be continuing with respect to the Indenture, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may, and the Trustee at the request of such holders shall, declare all unpaid principal of, premium, if any, and accrued interest on all Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the holders of the Notes) and upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately; provided, however, that so long as any Indebtedness permitted to be incurred under the Credit Agreement or the Term Loan is outstanding, that acceleration shall not be effective until the earlier of (1) an acceleration of Indebtedness under the Credit Agreement or the Term Loan or (2) five business days after receipt by the Company and the representatives of the lenders under the Credit Agreement and the Term Loan of written notice of the acceleration of the Notes (and such Event of Default is then continuing). If an Event of Default specified in clause (7) of the prior paragraph occurs and is continuing, then all the Notes shall ipso facto become and be due and payable immediately in an amount equal to the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date the Notes become due and payable, without any declaration or other act on the part of the Trustee or any holder. Thereupon, the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceedings.

        After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of Notes outstanding by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

  (a)
  the Company has paid or deposited with the Trustee a sum sufficient to pay (1) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (2) all overdue interest on all Notes then outstanding, (3) the principal of, and premium, if any, on any Notes then outstanding which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes and (4) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes;

  (b)
  the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

  (c)
  all Events of Default, other than the non-payment of principal of, premium, if any, and interest on the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

        The holders of not less than a majority in aggregate principal amount of the Notes outstanding may on behalf of the holders of all outstanding Notes waive any past default under the Indenture and its consequences, except a default (1) in the payment of the principal of, premium, if any, or interest on any Note (which may only be waived with the consent of each holder of Notes affected) or (2) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note affected by such modification or amendment.

        No holder of any of the Notes has any right to institute any proceedings with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 60 days after receipt of such notice and the Trustee, within such 60-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not, however, apply to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

        The Company is required to notify the Trustee within five business days of knowledge of the occurrence of any Default. The Company is required to deliver to the Trustee, on or before a date not more than 120 days after the end of each fiscal year, a written statement as to compliance with the Indenture, including whether or not any Default has occurred. The Trustee is under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the holders of the Notes unless such holders offer to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred thereby.

        The Trust Indenture Act contains limitations on the rights of the Trustee, should it become a creditor of the Company, Duane Reade GP or any Guarantor, if any, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, but if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, member or stockholder of the Company or any Restricted Subsidiary, as such, will have any liability for any obligations of the Company or the Restricted Subsidiaries under the Notes, the Indenture, the Guarantees to which they are a party or the Registration Rights Agreement, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Defeasance or Covenant Defeasance of Indenture

        The Company and Duane Reade GP may, at their option and at any time, elect to have the obligations of the Company, Duane Reade GP, all Guarantors and any other obligor upon the Notes and the Guarantees discharged with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company, Duane Reade GP, all Guarantors and any other obligor under the Indenture and the Guarantees shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes and the Guarantees, except for:

  (1)
  the rights of holders of such outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes from Funds in Trust (as defined below) when such payments are due,

  (2)
  the Company's and Duane Reade GP's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

  (3)
  the rights, powers, trusts, duties and immunities of the Trustee and

  (4)
  the defeasance provisions of the Indenture.

        In addition, the Company and Duane Reade GP may, at their option and at any time, elect to have the obligations of the Company and each Restricted Subsidiary released with respect to certain covenants that are described in the Indenture ("covenant defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either defeasance or covenant defeasance,

  (a)
  the Company and Duane Reade GP must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof ("Funds in Trust"), in such amounts as, in the aggregate, will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay and discharge the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity (or on any date after August 1, 2008 (such date being referred to as the "Defeasance Redemption Date"), if at or prior to electing either defeasance or covenant defeasance, the Company and Duane Reade GP have delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes on the Defeasance Redemption Date);

  (b)
  in the case of defeasance, the Company and Duane Reade GP shall have delivered to the Trustee an opinion of independent counsel in the United States stating that (A) the Company and Duane Reade GP have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of independent counsel in the United States shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

  (c)
  in the case of covenant defeasance, the Company and Duane Reade GP shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

  (d)
  no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than any such Default resulting solely from the borrowing of funds to be applied to the Funds in Trust);

  (e)
  such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or any other material agreement or instrument to which the Company, Duane Reade GP, any Guarantor or any Restricted Subsidiary is a party or by which it is bound (other than any such Default resulting solely from the borrowing of funds to be applied to the Funds in Trust);

  (f)
  the Company and Duane Reade GP shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company and Duane Reade GP with the intent of preferring the holders of the Notes or any Guarantee over the other creditors of the Company,

    Duane Reade GP or any Guarantor with the intent of defeating, hindering, delaying or defrauding creditors of the Company, Duane Reade GP, any Guarantor or others; and

  (g)
  the Company and Duane Reade GP will have delivered to the Trustee an officers' certificate and an opinion of independent counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) as to all outstanding Notes under the Indenture when

  (a)
  either

  (1)
  all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid or Notes whose payment has been deposited in trust or segregated and held in trust by the Company and Duane Reade GP and thereafter repaid to the Company and Duane Reade GP or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or

  (2)
  all Notes not theretofore delivered to the Trustee for cancellation (a) have become due and payable, (b) will become due and payable at their Stated Maturity within one year, or (c) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company and Duane Reade GP;

  (b)
  the Company, Duane Reade GP or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as funds in trust an amount in United States dollars (whether in the form of cash or Cash Equivalents) sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest at such Maturity, Stated Maturity or redemption date;

  (c)
  no default or Event of Default shall have occurred and be continuing on the date of such deposit;

  (d)
  the Company, Duane Reade GP or any Guarantor has paid or caused to be paid all other sums payable under the Indenture by the Company, Duane Reade GP and any Guarantor;

  (e)
  the Company and Duane Reade GP have delivered to the Trustee an officers' certificate and an opinion of independent counsel each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of such Indenture have been complied with;

  (f)
  the Company and Duane Reade GP have delivered irrevocable instructions to the Trustee to apply any deposited money described in clause (b) above to the payment of the Notes at Maturity, Stated Maturity or the redemption date, as the case may be.

Amendments and Waivers

        Modifications and amendments of the Indenture may be made by the Company, Duane Reade GP, each Guarantor, if any, any other obligor under the Notes and the Trustee with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby:

  (1)
  reduce the principal of or change the fixed maturity of any Note or alter the provisions, or waive any payment, with respect of the redemption of the Notes;

  (2)
  reduce the rate of or change the time for payment of interest of any Note;

  (3)
  waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

  (4)
  make any Note payable in money other than U.S. dollars;

  (5)
  reduce the percentage in principal amount of such outstanding Notes, the consent of whose Holders is required for any such amendment or supplemental indenture, or the consent of whose Holders is required for any waiver or compliance with certain provisions of the Indenture;

  (6)
  modify any of the provisions relating to supplemental indentures requiring the consent of Holders or relating to the waiver of past Defaults or relating to the waiver of certain covenants, except to increase the percentage of such outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each such Note affected thereby;

  (7)
  except in connection with the completion of the Acquisition on the Acquisition Closing Date or as otherwise permitted under "Consolidation, Merger, Sale of Assets," consent to the assignment or transfer by the Company, Duane Reade GP or any Guarantor of any of its rights and obligations under the Indenture;

  (8)
  amend or modify any of the provisions of the Indenture in any manner which makes any change to the subordination provisions of the Notes or makes any change to the subordination provisions of any Guarantee and that in either case, adversely affects the Holders of the Notes; or

  (9)
  voluntarily release, other than in accordance with the Indenture, any Guarantee of any Significant Subsidiary.

        Notwithstanding the foregoing, without the consent of any holders of the Notes, the Company, Duane Reade GP, any Guarantor, any other obligor under the Notes and the Trustee may modify, supplement or amend the Indenture:

  (1)
  to evidence the succession of another Person to the Company, Duane Reade GP, a Guarantor or any other obligor under the notes, and the assumption by any such successor of the covenants of the Company, Duane Reade GP, such Guarantor or such obligor in the Indenture and in the Notes and in any Guarantee in accordance with "—Consolidation, Merger, Sale of Assets;"

  (2)
  to add to the covenants of the Company, Duane Reade GP, any Guarantor or any other obligor under the Notes for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, Duane Reade GP or any Guarantor or any other obligor under the Notes, as applicable, in the Indenture, in the Notes or in any Guarantee;

  (3)
  to cure any ambiguity, or to correct or supplement any provision in the Indenture, the Notes or any Guarantee which may be defective or inconsistent with any other provision in the Indenture, the Notes or any Guarantee;

  (4)
  make any other provisions with respect to matters or questions arising under the Indenture, the Notes or any Guarantee; provided that such provisions shall not adversely affect in any material respect the interest of the holders of the Notes;

  (5)
  to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

  (6)
  to add a Guarantor or additional obligor under the Indenture or permit any Person to guarantee the Notes and/or obligations under the Indenture;

  (7)
  to release a Guarantor as provided in the Indenture;

  (8)
  to comply with the rules of any applicable securities depositary;

  (9)
  to evidence and provide the acceptance of the appointment of a successor Trustee under the Indenture;

  (10)
  to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the holders of the Notes as additional security for the payment and performance of the Company's, Duane Reade GP's and any Guarantor's obligations under the Indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Trustee pursuant to the Indenture or otherwise;

  (11)
  to provide for the issuance of Additional Notes under the Indenture in accordance with the limitations set forth in the Indenture; or

  (12)
  to provide for the issuance of the Exchange Notes pursuant to the terms of the Indenture and the Registration Rights Agreement.

        The holders of a majority in aggregate principal amount of the Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture.

Transfer and Exchange

        A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer document and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

        The registered Holder of a Note will be treated as the owner of it for all purposes.

Governing Law

        The Indenture, the Notes and any Guarantee are governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflicts of law principles thereof that would indicate the applicability of the laws of any other jurisdiction.

Concerning the Trustee

        U.S. Bank National Association, the Trustee under the Indenture, is the initial paying agent and registrar for the Notes.

        The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, Duane Reade GP or a Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee with such conflict or resign as Trustee.

        The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (which has not been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

        Except as described below, the Company and Duane Reade GP will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. The Company and Duane Reade GP will deposit each global note on the date of the closing of this exchange offer with, or on behalf of, The Depository Trust Company ("DTC") in New York, New York, and register the exchange notes in the name of DTC or its nominee, or will leave these notes in the custody of the trustee.

  Depository Trust Company Procedures

        For your convenience, this description of the operations and procedures of DTC, the Euroclear System ("Euroclear") and Clearstream Banking, S.A. ("Clearstream") is being provided. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company and Duane Reade GP are not responsible for these operations and procedures and urge you to contact the system or its participants directly to discuss these matters.

        DTC has advised the Company and Duane Reade GP that it is a limited-purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between its participants through electronic book entry changes in the accounts of these participants. These direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Access to DTC's system is also indirectly available to other entities that clear through or maintain a direct or indirect, custodial relationship with a direct participant. DTC may hold securities beneficially owned by other persons only through its participants and the ownership interests and transfers of ownership interests of these other persons will be recorded only on the records of the participants and not on the records of DTC.

        DTC has also advised the Company and Duane Reade GP that, in accordance with its procedures,

  (1)
  upon deposit of the global notes, it will credit the accounts of the direct participants with an interest in the global notes, and

  (2)
  it will maintain records of the ownership interests of these direct participants in the global notes and the transfer of ownership interests by and between direct participants.

DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, indirect participants or other owners of beneficial interests in the global notes. Both direct and indirect participants must maintain their own records of ownership interests of, and the transfer of ownership interests by and between, indirect participants and other owners of beneficial interests in the global notes.

        Investors in the global notes may hold their interests in the notes directly through DTC if they are direct participants in DTC or indirectly through organizations that are direct participants in DTC. Investors in the global notes may also hold their interests in the notes through Euroclear and Clearstream if they are direct participants in those systems or indirectly through organizations that are participants in those systems. Euroclear and Clearstream will hold omnibus positions in the global notes on behalf of the Euroclear participants and the Clearstream participants, respectively, through customers' securities accounts in Euroclear's and Clearstream's names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. and The Chase Manhattan Bank, N.A., as operators of Clearstream. These depositories, in turn, will hold these positions in their names on the books of DTC. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of those systems.

        The laws of some states require that some persons take physical delivery in definitive certificated form of the securities that they own. This may limit or curtail the ability to transfer beneficial interests in a global note to these persons. Because DTC can act only on behalf of direct participants, which in turn act on behalf of indirect participants and others, the ability of a person having a beneficial interest in a global note to pledge its interest to persons or entities that are not direct participants in DTC or to otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing the interests.

        Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of these notes under the indenture for any purpose.

        Payments with respect to the principal of and interest on any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing these notes under the indenture. Under the terms of the indenture, the Company, Duane Reade GP and the trustee will treat the person in whose names the notes are registered, including notes represented by global notes, as the owners of the notes for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal and interest on global notes registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee as the registered holder under the indenture. Consequently, none of the Company, Duane Reade GP, the trustee or any of the Company's or Duane Reade GP's agents, or the trustee's agents has or will have any responsibility or liability for:

  (1)
  any aspect of DTC's records or any direct or indirect participant's records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC's records or any direct or indirect participant's records relating to the beneficial ownership interests in any global note or

  (2)
  any other matter relating to the actions and practices of DTC or any of its direct or indirect participants.

        DTC has advised the Company and Duane Reade GP that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the security as shown on its records, unless it has reasons to believe that it will not receive payment on the payment date. Payments by the direct and indirect participants to the beneficial owners of interests in the global note will be governed by standing instructions and customary practice and will be the responsibility of the direct or indirect participants and will not be the responsibility of DTC, the trustee, the Company or Duane Reade GP.

        Neither the Company, Duane Reade GP nor the trustee will be liable for any delay by DTC or any direct or indirect participant in identifying the beneficial owners of the notes, and the Company, Duane Reade GP and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised the Company and Duane Reade GP that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given that direction. However, if there is an event of default with respect to the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form and to distribute them to its participants.

        Although DTC, Euroclear and Clearstream have agreed to these procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform these procedures and may discontinue them at any time. None of the Company, Duane Reade GP, the trustee or any of the Company's, Duane Reade GP's or the trustee's respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Exchange of Global Notes for Certificated Notes

        A global note is exchangeable for definitive Notes in registered certificated form ("certificated notes") if:

  (1)
  DTC notifies the Company or Duane Reade GP that (a) it is unwilling or unable to continue to act as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, a successor depositary is not oppointed by the Company or Duane Reade GP within 90 days after the date of such notice from DTC;

  (2)
  the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the certificated notes and DTC permits such issuance; or

  (3)
  there shall have occurred and be continuing an Event of Default with respect to the Notes.

        In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend, unless that legend is not required by applicable law.

  Exchange of Certificated Notes for Global Notes

        Certificated notes may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

  Same Day Settlement

        The Company and Duane Reade GP expect that the interests in the global notes will be eligible to trade in DTC's Same-Day Funds Settlement System. As a result, secondary market trading activity in these interests will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. The Company and Duane Reade GP expect that secondary trading in any certificated notes will also be settled in immediately available funds.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company and Duane Reade GP that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

  Payment

        The indenture requires that payments in respect of the notes represented by global notes, including principal and interest, be made by wire transfer of immediately available funds to the accounts specified by the holder of the global notes. With respect to notes in certificated form, the Company and Duane Reade GP will make all payments of principal and interest on the notes at their office or agency maintained for that purpose within the city and state of New York. This office will initially be the office of the Paying Agent maintained for that purpose. At the Company's and Duane Reade GP's option however, they may make these installments of interest by

  (1)
  check mailed to the holders of notes at their respective addresses provided in the register of holder of notes or

  (2)
  wire transfer to an account maintained by the payee.

Certain Definitions

        "Acquired Indebtedness" means Indebtedness of a Person (1) existing at the time such Person becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary, as the case may be.

        "Acquisition" means the transactions contemplated by the Agreement and Plan of Merger, as it may be amended or modified to the Issue Date.

        "Acquisition Closing Date" means the date and time at which the Acquisition is consummated.

        "Advisory Agreement" means the advisory agreement entered into in connection with the Acquisition, as amended, restated or modified from time to time, provided that such amendment, restatement or modification is not materially more adverse, taken as a whole, to the Company and its Restricted Subsidiaries than the Advisory Agreement in effect or entered into on the Acquisition Closing Date.

        "Affiliate" means, with respect to any specified Person: (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; (2) any other Person that owns, directly or indirectly, 10% or more of any class or series of such specified Person's Voting Stock; or (3) any other Person 10% or more of the Voting Stock of which is beneficially owned or held directly or indirectly by such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Agreement and Plan of Merger" means the agreement and plan of merger dated December 22, 2003, as amended by Amendment No. 1 on June 10, 2004, Amendment No. 2 on June 13, 2004 and Amendment No. 3 on June 18, 2004, among DRS LLC, Duane Reade Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of DRS LLC, and Duane Reade Inc.

        "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback transaction) (collectively, a "transfer"), directly or indirectly, in one or a series of related transactions, of:

  (1)
  any Capital Stock of any Restricted Subsidiary;

  (2)
  all or substantially all of the properties and assets of any division or line of business of the Company or any Restricted Subsidiary; or

  (3)
  any other properties, assets or rights of the Company or any Restricted Subsidiary other than in the ordinary course of business.

        For the purposes of this definition, the term "Asset Sale" shall not include any transfer of properties and assets:

  (A)
  that is governed by the provisions described under "Consolidation, Merger, Sale of Assets,"

  (B)
  that is by the Company to any Wholly Owned Restricted Subsidiary, or by any Restricted Subsidiary to the Company or any Wholly Owned Restricted Subsidiary in accordance with the terms of the Indenture,

  (C)
  that would be a Restricted Payment, Permitted Payment or Permitted Investment,

  (D)
  that is a disposition of Capital Stock of an Unrestricted Subsidiary,

  (E)
  that is of damaged, worn-out or obsolete equipment in the ordinary course of business,

  (F)
  that consists of cash or Cash Equivalents,

  (G)
  pursuant to an Interest Rate Agreement, Currency Hedging Agreement or Commodity Price Agreement,

  (H)
  that consists of the granting of a Lien not prohibited by the Indenture,

  (I)
  that is a sale or lease of equipment, inventory or accounts receivable in the ordinary course of business,

  (J)
  that is a conversion of or foreclosure on any mortgage or note, but only if the Company or a Restricted Subsidiary receives the real property underlying the mortgage or note,

  (K)
  that is a surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind,

  (L)
  that is the sale, lease, conveyance, disposition or other transfer of any Investment in any Unrestricted Subsidiary,

  (M)
  that is a lease, license or sublease to third persons not interfering in any material respect with the business of the Company or a Restricted Subsidiary, or

  (N)
  the Fair Market Value of which in the aggregate does not exceed $5 million in any transaction or series of related transactions.

        "Average Life to Stated Maturity" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (b) the amount of each such principal payment by (2) the sum of all such principal payments.

        "Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law or foreign law relating to bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

        "Capital Lease Obligation" of any Person means any obligation of such Person and its Restricted Subsidiaries on a Consolidated basis under any capital lease of (or other agreement conveying the right to use) real or personal property which, in accordance with GAAP, is required to be capitalized on a balance sheet.

        "Capital Stock" of any Person means any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, other equity interests whether now outstanding or issued after the date of the Indenture, partnership interests (whether general or limited), limited liability company interests, any other interest or participation that confers on a Person that right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, including any Preferred Stock, and any rights (other than debt securities convertible into Capital Stock), warrants or options exchangeable for or convertible into such Capital Stock.

        "Cash Equivalents" means

  (1)
  any evidence of Indebtedness issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof,

  (2)
  deposits, time deposit accounts, certificates of deposit, money market deposits or acceptances of any financial institution having capital and surplus in excess of $500 million that is a member of the Federal Reserve System and whose senior unsecured debt is rated at least "A-1" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("S&P"), or at least "P-1" by Moody's Investors Service, Inc. ("Moody's"),

  (3)
  commercial paper with a maturity of 365 days or less issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and rated at least "A-1" by S&P or at least "P-1" by Moody's,

  (4)
  repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States or issued by any agency thereof and backed by the full faith and credit of the United States maturing within 365 days from the date of acquisition, and

  (5)
  money market funds which invest substantially all of their assets in securities described in the preceding clauses (1) through (4).

        "Change of Control" means the occurrence of any of the following events:

  (1)
  any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total outstanding Voting Stock of the Company or any of its direct or indirect parent companies (measured by voting power rather than the number of shares);

  (2)
  during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company or of any of its direct or indirect parent companies (together with any new directors whose election to such board or whose nomination for election by the stockholders or members, as the case may be, of the Company or of any of its direct or indirect parent companies was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such board of directors of the Company or of any of its direct or indirect parent companies then in office;

  (3)
  the Company or any of its direct or indirect parent companies consolidates with or merges with or into any Person other than a Person controlled by a Permitted Holder or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any such Person, or any such Person consolidates with or merges into or with the Company or any of its direct or indirect parent companies in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company or any of its direct or indirect parent companies is converted into or exchanged for cash, securities or other property, other than any such transaction where

  (A)
  the Voting Stock of the Company or any of its direct or indirect parent companies outstanding immediately prior to such transaction is changed into or exchanged for Voting Stock (other than Disqualified Capital Stock) of the surviving corporation constituting a majority of the outstanding shares of such Voting Stock (measured by voting power rather than the number of shares) of such surviving corporation (immediately after giving effect to such issuance) and

  (B)
  immediately after such transaction, no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total outstanding Voting Stock (measured by voting power rather than the number of shares) of the surviving corporation; or

  (4)
  the Company or any of its direct or indirect parent companies is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "—Consolidation, Merger, Sale of Assets."

        Notwithstanding the foregoing, (A) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement; (B) any holding company whose only significant asset is Capital Stock of the Company or any of its direct or indirect parent companies shall not itself be considered a "person" or "group" for purposes of clause (1) or (3) above; and (C) the term "Change of Control" shall not include a merger or consolidation of the Company with or the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the Company's assets to, an Affiliate incorporated or organized solely for the purpose of reincorporating or reorganizing the Company in another jurisdiction and/or for the sole purpose of forming a holding company.

        For purposes of this definition, any transfer of an equity interest of an entity that was formed for the purpose of acquiring voting stock of the Company will be deemed to be a transfer of such portion of such voting stock as corresponds to the portion of the equity of such entity that has been so transferred.

        "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Securities Act, Exchange Act and Trust Indenture Act then the body performing such duties at such time.

        "Commodity Price Agreement" means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value which is dependent upon, fluctuations in commodity prices.

        "Company" means Duane Reade Acquisition Corp. (prior to the Acquisition Closing Date) and Duane Reade Inc. (on or after the Acquisition Closing Date), in each case, a corporation incorporated under the laws of Delaware, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter "Company" shall mean such successor Person.

        "Consolidated Fixed Charge Coverage Ratio" of any Person means, for any period, the ratio of

  (a)
  without duplication, the sum of Consolidated Net Income (Loss), and in each case to the extent deducted in computing Consolidated Net Income (Loss) for such period, (1) Consolidated Interest Expense, (2) Consolidated Income Tax Expense, (3) Consolidated Non-cash Charges, (4) expenses and charges related to any Equity Offering or incurrence of Indebtedness permitted to be incurred pursuant to the Indenture, (5) restructuring costs and acquisition integration costs and fees, including cash severance payments made in connection with restructurings and acquisitions, or other types of special charges or reserves, (6) payments under the Advisory Agreement, and (7) any non-recurring losses, for such period, of such Person and its Restricted Subsidiaries on a Consolidated basis, all determined in accordance with GAAP, less all non-cash items increasing Consolidated Net Income for such period and less all cash payments during such period relating to non-cash charges that were added back to Consolidated Net Income in determining the Consolidated Fixed Charge Coverage Ratio in any prior period to

  (b)
  without duplication, the sum of Consolidated Interest Expense for such period and any cash and non-cash dividends (other than those paid in the form of Qualified Capital Stock) paid on any Disqualified Capital Stock or Preferred Stock, of such Person and its Restricted Subsidiaries during such period, in each case after giving pro forma effect to, without duplication

  (1)
  the incurrence of the Indebtedness giving rise to the need to make such calculation and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, on the first day of such period;

  (2)
  the incurrence, repayment or retirement of any other Indebtedness by the Company and its Restricted Subsidiaries since the first day of such period as if such Indebtedness was incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period);

  (3)
  in the case of Acquired Indebtedness or any acquisition occurring at the time of the incurrence of such Indebtedness, the related acquisition, assuming such acquisition had been consummated on the first day of such period;

  (4)
  any acquisition or disposition by such Person and its Restricted Subsidiaries of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale, or any related repayment of Indebtedness, in each case since the first day of such period, assuming such acquisition or disposition had been consummated on the first day of such period;

  (5)
  all adjustments to "EBITDA" for such period used to calculate "Adjusted EBITDA" for such period that are disclosed in the "Summary Unaudited Pro Forma Financial Information and Statistical Data" section included in the Offering Memorandum; and

  (6)
  Pro Forma Cost Savings;

        provided that

  (1)
  any such computation shall be set forth in an officer's certificate;

  (2)
  in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of such Person, a fixed or floating rate of interest, shall be computed by applying at the option of such Person either the fixed or floating rate and

  (3)
  in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average balance at the end of each fiscal month of such Indebtedness during the applicable period.

        "Consolidated Income Tax Expense" of any Person means, for any period, the provision for federal, state, local and foreign income taxes of such Person and its Consolidated Restricted Subsidiaries for such period as determined in accordance with GAAP.

        "Consolidated Interest Expense" of any Person means, without duplication, for any period, the sum of

  (a)
  the interest expense, less interest income, of such Person and its Restricted Subsidiaries for such period, on a Consolidated basis, including, without limitation,

  (1)
  amortization of debt discount,

  (2)
  the net cash costs associated with Interest Rate Agreements, Currency Hedging Agreements and Commodity Price Agreements (including amortization of discounts),

  (3)
  the interest portion of any deferred payment obligation,

  (4)
  all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers acceptance financing and

  (5)
  accrued interest, plus

  (b)
  (1) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period and

  (2)
  all capitalized interest of such Person and its Restricted Subsidiaries, plus

  (c)
  the interest expense under any Guaranteed Debt of such Person and any Restricted Subsidiary to the extent not included under any other clause hereof only to the extent actually paid by such Person or its Restricted Subsidiaries, plus

  (d)
  dividend requirements of the Company with respect to Disqualified Capital Stock and of any Restricted Subsidiary with respect to Preferred Stock (except, in either case, dividends payable solely in shares of Qualified Capital Stock of the Company or such Restricted Subsidiary, as the case may be), less, to the extent included in such total interest expense, (A) the amortization during such period of capitalized financing costs, (B) any charges resulting from the application of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" with respect to Qualified Stock, and (C) any charges resulting from the application of Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections."

        "Consolidated Net Income (Loss)" of any Person means, for any period, the Consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period on a Consolidated basis as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (or loss), by excluding, without duplication,

  (1)
  all extraordinary or nonrecurring gains (or extraordinary losses or nonrecurring, non-cash losses), together with any related provision for taxes on any such extraordinary or nonrecurring gain (and the tax effect of any such extraordinary loss or nonrecurring, non-cash loss), realized by the Company or any Restricted Subsidiary during such period;

  (2)
  the portion of net income (or loss) of such Person and its Restricted Subsidiaries on a Consolidated basis allocable to minority interests in unconsolidated Persons or Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Consolidated Restricted Subsidiaries,

  (3)
  any non-cash impact attributable to the application of the purchase method of accounting in accordance with GAAP,

  (4)
  any gain or loss realized upon the termination of any employee pension benefit plan, together with any related provision for taxes on any such termination (or the tax effect of any such termination),

  (5)
  gains or losses in respect of dispositions of assets other than in the ordinary course of business (including, without limitation, dispositions pursuant to sale and leaseback transactions), together with any related provision for taxes on any such disposition (or the tax effect of any such disposition),

  (6)
  (a) for purposes of the covenant described under "Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock" the net income of any Restricted Subsidiary that is not a Guarantor, and (b) for purposes of the covenant described under "Certain Covenants—Restricted Payments" the net income of any Restricted Subsidiary, to the extent that, in the case of each of clauses (a) and (b), the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders,

  (7)
  any restoration to net income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the Acquisition Closing Date,

  (8)
  any net gain or loss arising from the acquisition of any securities or extinguishment, under GAAP, of any Indebtedness of such Person or its Restricted Subsidiaries,

  (9)
  any expenses or charges incurred in connection with the Transactions and all deferred financing costs amortized or written off, and premiums and prepayment penalties paid, in connection with the Transactions and the financings thereof or any early extinguishment of Indebtedness,

  (10)
  any charges resulting from the application of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets,"

  (11)
  deferred rental expense which is in excess of the amount of cash rental expense actually paid in such relevant period, provided that any amounts excluded in any period pursuant to this clause (11) shall be deducted from Consolidated Net Income in the period for which the cash payments in respect of such deferred rental expense are paid,

  (12)
  unrealized gains and losses associated with Interest Rate Agreements, Currency Hedging Agreements and Commodity Price Agreements,

  (13)
  non-cash compensation charges or other non-cash expenses or charges arising from the grant of or issuance or repricing of Capital Stock or other equity-based awards or any amendment or substitution of any such Capital Stock or other equity-based awards,

  (14)
  non-cash charges or expenses relating to recording inventory on a LIFO basis, provided that any amounts excluded in any period pursuant to this clause (14) shall be deducted from Consolidated Net Income in the period for which the cash payments in respect of such charges or expenses are paid,

  (15)
  so long as the Company and its Restricted Subsidiaries file a Consolidated tax return, or are part of a Consolidated group for tax purposes, with Holdings or any other holding company, the excess of (a) the Consolidated Income Tax Expense of the Company and its Restricted Subsidiaries for such period over (b) all tax payments payable for such period (whether paid in such period or at any time prior to such period) by the Company and its Restricted Subsidiaries to Holdings or such other holding company under a tax sharing agreement or arrangement, provided that any amounts excluded in any period pursuant to this clause (15) must be deducted from Consolidated Net Income in the period for which the cash payments in respect of such taxes are paid,

  (16)
  the cumulative effect of a change in accounting principles, or

  (17)
  any deferred financing costs amortized or written off and premiums and prepayment penalties paid in connection with the refinancing of any Qualified Capital Stock.

        "Consolidated Net Tangible Assets" means the aggregate amount of assets of the Company (less applicable reserves and other properly deductible items) after deducting therefrom (to the extent otherwise included therein) (a) all current liabilities (other than the obligations under the Indenture or current maturities of long-term Indebtedness), and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the books and records of the Company and the Restricted Subsidiaries on a consolidated basis and in accordance with GAAP.

        "Consolidated Non-cash Charges" of any Person means, for any period, the aggregate depreciation, amortization and write-downs, write-offs and other non-cash charges of such Person and its Subsidiaries on a Consolidated basis for such period, as determined in accordance with GAAP (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period).

        "Consolidation" means, with respect to any Person, the consolidation of the accounts of such Person and each of its subsidiaries if and to the extent the accounts of such Person and each of its Subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP. The term "Consolidated" shall have a correlative meaning.

        "Convertible Notes" means the Company's 2.1478% Senior Convertible Notes due April 16, 2022.

        "Credit Agreement" means the Credit Agreement, dated as of July 21, 2003, as amended by Amendment No. 1 thereto, dated July 22, 2004, among Duane Reade GP, as borrower, the Company, DRI Inc., Duane Reade International, Inc. and Duane Reade Realty, Inc., as facility guarantors, Fleet National Bank, as administrative agent and issuing bank, Fleet Retail Finance Inc., as collateral agent, Congress Financial Corporation, as documentation agent, General Electric Capital Corporation, as syndication agent, Fleet Securities Inc., as arranger, certain lenders party thereto, and certain other agents party thereto, as such agreement, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including, without limitation, any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements, providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior Credit Agreement or (2) occurs on one or more separate occasions.

        "Currency Hedging Agreements" means one or more of the following agreements which shall be entered into by one or more financial institutions: foreign exchange contracts, currency swap agreements or other similar agreements or arrangements designed to manage fluctuations in currency values.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Designated Senior Indebtedness" means (i) all Senior Indebtedness under the Credit Agreement and the Term Loan and (ii) any other Senior Indebtedness which at the time of determination has an aggregate principal amount outstanding of at least $25 million and which is specifically designated in the instrument evidencing such Senior Indebtedness or the agreement under which such Senior Indebtedness arises as "Designated Senior Indebtedness" by the Company or Duane Reade GP.

        "Disinterested Director" means, with respect to any transaction or series of related transactions, a member of the board of directors of the Company who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

        "Disqualified Capital Stock" means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the principal of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity (other than upon a change of control of or sale of assets by the Company in circumstances where the holders of the Notes would have similar rights), or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof; provided, however, that any class of Capital Stock of the Company that, by its terms, authorizes the Company to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Qualified Capital Stock and that is not convertible into, puttable or exchangeable for Disqualified Capital Stock, will not be deemed to be Disqualified Capital Stock so long as the Company satisfies its obligations with respect thereto solely by the delivery of Qualified Capital Stock.

        "DRS LLC" means Duane Reade Shareholders, LLC, a limited liability company formed under the laws of Delaware, and its successors and assigns which is a holding company that, as of the Acquisition Closing Date, directly owns all of the equity interests in Holdings, other than equity interests held by management.

        "Equity Investors" means Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, L.P. (and certain of their Affiliates) and other investors in DRS LLC.

        "Equity Offering" means (x) a Public Equity Offering or (y) a private placement of Capital Stock (other than Disqualified Capital Stock) of the Company or any of its direct or indirect parent companies, as the case may be, pursuant to an exemption from the registration requirements of the Securities Act, to a Person (other than an Affiliate of the Company) in either case (x) or (y) with gross proceeds to the Company or any of its direct or indirect parent companies of at least $50 million that are promptly contributed to the Company on a non-recourse basis.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

        "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Fair Market Value of an asset in excess of $5.0 million shall be determined by the board of directors of the Company acting in good faith and shall be evidenced by a resolution of the board of directors.

        "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, the Public Company Accounting Oversight Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

        "Guarantee" means the guarantee by any Guarantor of the Company's Indenture Obligations.

        "Guaranteed Debt" of any Person means, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness below guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement

  (1)
  to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness,

  (2)
  to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss,

  (3)
  to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered),

  (4)
  to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or to cause such debtor to achieve certain levels of financial performance or

  (5)
  otherwise to assure a creditor against loss;

provided that the term "guarantee" shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

        "Guarantor" means any Subsidiary which is a guarantor of the Notes, including any Person that is required after the date of the Indenture to execute a guarantee of the Notes pursuant to the "Issuances of Guarantees by New Restricted Subsidiaries" covenant until a successor replaces such party pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

        "Holdings" means Duane Reade Holdings, Inc., a corporation formed under the laws of Delaware, and its successors and assigns, which is a holding company that, as of the Acquisition Closing Date, directly owns all of the equity interests in the Company.

        "Indebtedness" means, with respect to any Person, without duplication,

  (1)
  all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities arising in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit issued under letter of credit facilities, acceptance facilities or other similar facilities,

  (2)
  all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments,

  (3)
  all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables and accrued expenses arising in the ordinary course of business,

  (4)
  all obligations under Interest Rate Agreements, Currency Hedging Agreements or Commodity Price Agreements of such Person,

  (5)
  all Capital Lease Obligations of such Person,

  (6)
  all Indebtedness referred to in clauses (1) through (5) above of other Persons and all dividends of other Persons, to the extent the payment of such Indebtedness or dividends is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien, upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness,

  (7)
  all Guaranteed Debt of such Person,

  (8)
  all Disqualified Capital Stock issued by such Person, and

  (9)
  Preferred Stock of any Restricted Subsidiary of the Company.

        The amount of any Indebtedness outstanding as of any date will be:

  (1)
  the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount, and

  (2)
  the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

        Notwithstanding the foregoing, Indebtedness shall not include:

  (1)
  trade accounts payable and other accrued liabilities arising in the ordinary course of business;

  (2)
  obligations of such Person other than principal; or

  (3)
  any liability for federal, state or local taxes or other taxes of such Person.

        "Indenture Obligations" means the obligations of the Company, Duane Reade GP and any other obligor under the Indenture or under the Notes, including any Guarantor, to pay principal of, premium, if any, and interest when due and payable, and all other amounts due or to become due under or in connection with the Indenture, the Notes and the performance of all other obligations to the Trustee and the holders under the Indenture and the Notes, according to the respective terms thereof.

        "Interest Rate Agreements" means one or more of the following agreements which shall be entered into by one or more financial institutions: interest rate protection agreements (including, without limitation, interest rate swaps, caps, floors, captions, collars and similar agreements) and/or other types of interest rate hedging agreements from time to time.

        "Investment" means, with respect to any Person, directly or indirectly, any advance, loan (including guarantees), or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities issued or owned by any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP. "Investment" shall exclude direct or indirect advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the Company's or any Restricted Subsidiary's balance sheet, endorsements for collection or deposit arising in the ordinary course of business, extensions of trade credit on commercially reasonable terms in accordance with normal trade practices, and investments in payroll, travel and similar advances made in the ordinary course of business. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Capital Stock of any direct or indirect Restricted

Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company (other than the sale of all of the outstanding Capital Stock of such Subsidiary), the Company will be deemed to have made an Investment on the date of such sale or disposition equal to the Fair Market Value of the Company's Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in "—Certain Covenants—Restricted Payments."

        "Issue Date" means the original issue date of the Notes under the Indenture.

        "Lien" means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), privilege, security interest, assignment, deposit, arrangement, easement, hypothecation, claim, preference, priority or other encumbrance upon or with respect to any property of any kind (including any conditional sale, capital lease or other title retention agreement, any leases in the nature thereof, and any agreement to give any security interest), real or personal, movable or immovable, now owned or hereafter acquired. A Person will be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capital Lease Obligation or other title retention agreement.

        "Maturity" means, when used with respect to the Notes, the date on which the principal of the Notes becomes due and payable as therein provided or as provided in the Indenture, whether at Stated Maturity, the Asset Sale Offer Date or the redemption date and whether by declaration of acceleration, Asset Sale Offer in respect of Excess Proceeds, Change of Control Offer in respect of a Change of Control, call for redemption or otherwise.

        "Net Cash Proceeds" means

  (a)
  with respect to any Asset Sale by any Person, the proceeds thereof (without duplication in respect of all Asset Sales) in the form of cash, Cash Equivalents or Qualified Non-cash Proceeds including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) net of

  (1)
  brokerage commissions and other fees and expenses (including, without limitation, fees and expenses of counsel, accountants, consultants, agents and investment bankers) related to such Asset Sale,

  (2)
  provisions for all taxes payable as a result of such Asset Sale,

  (3)
  payments made to retire Indebtedness where payment of such Indebtedness is secured by the assets or properties the subject of such Asset Sale,

  (4)
  payments of unassumed liabilities (not constituting Indebtedness) relating to the assets sold at the time of, or within 30 days after the date of, such Asset Sale;

  (5)
  amounts required to be paid to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale or having a Lien thereon and

  (6)
  appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee and

  (b)
  with respect to any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, or debt securities or Capital Stock that have been converted into or exchanged for

    Capital Stock as referred to under "—Certain Covenants—Restricted Payments," the proceeds of such issuance or sale in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of attorney's fees, accountant's fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Offering Memorandum" means the offering memorandum relating to the issuance and sale of the Notes and the Guarantees, together with the supplement thereto, dated July 23, 2004, prepared by the Company and Duane Reade GP.

        "Pari Passu Indebtedness" means (a) any Indebtedness of the Company or Duane Reade GP that is equal in right of payment to the Notes and (b) with respect to any Guarantee, Indebtedness which ranks equal in right of payment to such Guarantee.

        "Permitted Business" means (x) the lines of business conducted by the Company and its Restricted Subsidiaries on the Acquisition Closing Date and business reasonably related, complementary or ancillary thereto, including reasonably related extensions or expansions thereof and (y) any unrelated business, to the extent that it is not material in size.

        "Permitted Holders" means Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, L.P. and any of their Affiliates.

        "Permitted Investment" means

  (1)
  Investments in any Restricted Subsidiary or any Person which, as a result of such Investment, (a) becomes a Restricted Subsidiary or (b) is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Restricted Subsidiary;

  (2)
  Indebtedness of the Company or a Restricted Subsidiary described under clauses (4), (5) and (6) of the definition of "Permitted Indebtedness";

  (3)
  Investments in any of the Notes, any Senior Indebtedness or any Pari Passu Indebtedness;

  (4)
  Investments in cash and Cash Equivalents;

  (5)
  Investments acquired by the Company or any Restricted Subsidiary in connection with an Asset Sale permitted under "—Certain Covenants—Asset Sales" to the extent such Investments are permitted or required under such covenant;

  (6)
  Investments in existence on the Acquisition Closing Date;

  (7)
  Investments acquired in exchange for the issuance of Capital Stock (other than Disqualified Capital Stock of the Company or a Restricted Subsidiary or Preferred Stock of a Restricted Subsidiary) or acquired with the Net Cash Proceeds received by the Company after the Acquisition Closing Date from the issuance and sale of Capital Stock (other than Disqualified Stock of the Company or a Restricted Subsidiary or Preferred Stock of a Restricted Subsidiary); provided that such Net Cash Proceeds are used to make such Investment within 60 days of the receipt thereof and the amount of all such Net Cash Proceeds will be excluded from clause (3)(B) of the first paragraph of the covenant described under "—Certain Covenants—Restricted Payments";

  (8)
  Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and worker's compensation, performance and other similar deposits provided to third parties in the ordinary course of business;

  (9)
  any Investments received in good faith in settlement or compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

  (10)
  loans and advances to employees of the Company or a Restricted Subsidiary in an aggregate amount not to exceed $2 million outstanding at any time;

  (11)
  Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangement with other Persons;

  (12)
  Investments in lease, utility and other similar deposits in the ordinary course of business;

  (13)
  Investments made by the Company or a Restricted Subsidiary for consideration consisting only of Qualified Capital Stock of the Company;

  (14)
  Investments in stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or a Restricted Subsidiary or in satisfaction of judgments; and

  (15)
  other Investments in the aggregate amount outstanding at any one time of up to $15 million.

        In connection with any assets or property contributed or transferred to any Person as an Investment, such property and assets shall be equal to the Fair Market Value at the time of Investment.

        "Permitted Lien" means:

  (1)
  banker's Liens, rights of setoff and Liens to secure the performance of bids, tenders, trade or government contracts (other than for borrowed money), leases, licenses, statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

  (2)
  Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (7) of paragraph (b) of the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock" covering only the assets acquired, leased, constructed or improved with such Indebtedness or permitted pursuant to clause (6) of paragraph (b) of the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock";

  (3)
  Liens existing or entered into on the Issue Date and Liens in favor of the Company, Duane Reade GP or any Guarantor;

  (4)
  (A) carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other like Liens arising in the ordinary course of business, (B) Liens for taxes, assessments or governmental charges or claims, in each case, that are not yet due or delinquent or that are bonded or that are being contested in good faith and by appropriate proceedings; provided that any reserve or other appropriate provision shall be required in conformity with GAAP shall have been made therefor, and (C) any lease or sublease to a third party;

  (5)
  Liens, pledges or deposits in connection with (A) workmen's compensation, obligations and general liability exposure of the Company and its Restricted Subsidiaries and (B) unemployment insurance and other social security legislation, including any Lien securing letters of credit issued in the ordinary course of business in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

  (6)
  Liens on goods (and the proceeds thereof) and documents of title and the property covered thereby securing Indebtedness in respect of commercial letters of credit and Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

  (7)
  minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

  (8)
  Liens arising by reason of a judgment, decree or court order, to the extent not otherwise resulting in an Event of Default, and any Liens that are required to protect or enforce any rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

  (9)
  Liens securing Refinancing Indebtedness otherwise permitted to be incurred under the Indenture where the Indebtedness being refinanced was secured by a Lien, or amendments or renewals of Liens that were permitted to be incurred; provided, in each case, that such Liens do not extend to any additional property or asset of the Company or a Restricted Subsidiary of the Company;

  (10)
  Liens encumbering deposits made to secure obligations arising from statutory, regulatory or contractual requirements of the Company or a Restricted Subsidiary, including rights of offset and set-off;

  (11)
  Liens with respect to Indebtedness that does not exceed $1 million at any one time outstanding; and

  (12)
  any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (11) provided that the Lien so extended, renewed or replaced does not extend to any additional property or assets.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Preferred Stock" means, with respect to any Person, any Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class in such Person.

        "Pro Forma Cost Savings" means, with respect to any period, the reductions in costs that occurred during such period that are (1) directly attributable to an asset acquisition and calculated on a basis that is consistent with Article 11 of Regulation S-X under the Securities Act or (2) implemented, committed to be implemented or the commencement of implementation of which has begun in good faith by the business that was the subject of any such asset acquisition within six months of the date of the asset acquisition and that are supportable and quantifiable by the underlying records of such business, as if, in the case of each of clauses (1) and (2), all such reductions in costs had been effected as of the beginning of such period, decreased by any incremental expenses incurred or to be incurred during such period in order to achieve such reduction in costs.

        "Public Equity Offering" means an underwritten public offering of common stock (other than Disqualified Capital Stock) of the Company or any of its direct or indirect parent companies, as the case may be, with gross proceeds to the Company or any of its direct or indirect parent companies of at least $50 million, pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-4 (or any successor form covering substantially the same transactions), Form S-8 (or any successor form covering substantially the same transactions) or otherwise relating to equity securities issuable under any employee benefit plan of the Company or any of its direct or indirect parent companies, as the case may be).

        "Purchase Money Obligation" means Indebtedness of the Company or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price of property, plant or equipment used in the business of the Company or any Restricted Subsidiary or the cost of installation, construction or improvement thereof, and the payment of any sales or other taxes associated therewith; provided, however, that (1) the amount of such Indebtedness shall not exceed such purchase price or cost and payment plus applicable taxes, and (2) such Indebtedness shall be incurred within one year of such acquisition of such asset by the Company or such Restricted Subsidiary or such installation, construction or improvement.

        "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Disqualified Capital Stock.

        "Qualified Non-cash Proceeds" means any of the following or any combination of the following:

  (1)
  assets that are used or usable in the Permitted Business, and

  (2)
  Capital Stock of any Person engaged primarily in the Permitted Business if, in connection with the receipt by the Company or any Restricted Subsidiary of such Capital Stock (a) such Person becomes a Restricted Subsidiary or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Restricted Subsidiary.

        "Restricted Subsidiary" means any Subsidiary of the Company that has not been designated by the board of directors of the Company by a board resolution delivered to the Trustee as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under "Certain Covenants—Unrestricted Subsidiaries."

        "Securities Act" means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

        "Senior Indebtedness" means the principal of, premium, if any, and interest (including interest accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy law, whether or not allowed or allowable as a claim in any such proceeding) on, any of the Company's, Duane Reade GP's or a Guarantor's Indebtedness (other than as otherwise provided in this definition), whether outstanding on the issue date or thereafter created, incurred or assumed, and whether at any time owing, actually or contingent, unless, in the case of any particular indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or the Guarantor's Guarantee, as the case may be. Notwithstanding the foregoing, "Senior Indebtedness" shall include all obligations arising under the Credit Agreement and the Term Loan, or any security or other collateral documents relating thereto, all amounts that may be or become available for drawings under all letters of credit outstanding under the Credit Agreement, all fees, expenses, indemnities and other amounts payable from time to time under the Credit Agreement or the Term Loan and any other security or collateral documents therefor and all obligations arising under Currency Hedging Agreements, Interest Rate Agreements and Commodity Price Agreements. Notwithstanding anything to the contrary in this definition, "Senior Indebtedness" shall not include:

  (1)
  Indebtedness that is subordinate or junior in right of payment to any of the Company's, Duane Reade GP's or a Guarantor's Indebtedness;

  (2)
  Indebtedness which when incurred and without respect to any election under Section 1111(b) of Title 11 United States Code, is without recourse to us;

  (3)
  Indebtedness which is represented by Disqualified Capital Stock;

  (4)
  any liability for foreign, federal, state, local or other taxes owed or owing by the Company to the extent such liability constitutes indebtedness;

  (5)
  Indebtedness of the Company, Duane Reade GP or a Guarantor to (x) a Subsidiary of the Company or (y) any other Affiliate of the Company or any of such Affiliate's Subsidiaries if such Affiliate or Subsidiary of such Affiliate holds at least a majority of such Indebtedness;

  (6)
  to the extent it might constitute Indebtedness, amounts owing for goods, materials or services purchased in the ordinary course of business or consisting of trade accounts payable owed or owing by the Company, Duane Reade GP or a Guarantor, and amounts owed by the Company, Duane Reade GP or a Guarantor for compensation to employees or services rendered to the Company, Duane Reade GP or a Guarantor;

  (7)
  Indebtedness under the Convertible Notes;

  (8)
  that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture; and

  (9)
  indebtedness evidenced by any guarantee of any Subordinated Indebtedness or Pari Passu Indebtedness.

        Obligations constituting Senior Indebtedness shall continue to constitute Senior Indebtedness for all purposes, notwithstanding that such Senior Indebtedness or any claim in respect thereof may be disallowed, avoided or subordinated pursuant to any Bankruptcy Law (i) as a claim for unmatured interest, (ii) as a fraudulent transfer or conveyance or (iii) otherwise.

        "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission as in effect on the date of the Indenture.

        "Stated Maturity" means, when used with respect to any Indebtedness or any installment of interest thereon, the dates specified in such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest, as the case may be, is due and payable.

        "Stockholders and Registration Rights Agreement" means the stockholders and registration rights agreement entered into in connection with the Acquisition, as amended, restated or modified from time to time, provided that such amendment, restatement or modification is not materially more adverse, taken as a whole, to the Company and its Restricted Subsidiaries than the Stockholders and Registration Rights Agreement in effect or entered into on the Acquisition Closing Date.

        "Subordinated Indebtedness" means Indebtedness of the Company, Duane Reade GP or a Guarantor subordinated in right of payment to the Notes or a Guarantee, as the case may be.

        "Subsidiary" of a Person means

  (1)
  any corporation more than 50% of the outstanding voting power of the Voting Stock of which is owned or controlled, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries thereof, or

  (2)
  any limited partnership of which such Person or any Subsidiary of such Person is a general partner, or

  (3)
  any other Person in which such Person, or one or more other Subsidiaries of such Person, or such Person and one or more other Subsidiaries, directly or indirectly, has more than 50% of the outstanding partnership or similar interests or has the power, by contract or otherwise, to direct or cause the direction of the policies, management and affairs thereof.

        "Tax Sharing Agreement" means the Tax Sharing Agreement dated as of the Acquisition Closing Date and among DRS LLC and its Subsidiaries as amended, restated or modified from time to time, provided that such amendment, restatement or modification is not materially more adverse, taken as a whole, to the Company and its Restricted Subsidiaries than the Tax Sharing Agreement in effect or entered into on the Acquisition Closing Date.

        "Term Loan" means the Senior Secured Term Credit Agreement, to be entered into on the Acquisition Closing Date, among the Company and Duane Reade GP, as co-borrowers thereto, the Company's subsidiaries which are guarantors thereof, Banc of America Securities LLC and Credit Suisse First Boston, as joint lead arrangers, Banc of America Securities LLC, Credit Suisse First Boston and Citigroup Global Markets Inc. as joint book running managers, Bank of America Bridge LLC, as second lien administrative and collateral agent, certain lenders party thereto, and certain agents party thereto, as such facility, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including without limitation any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements, providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior Term Loan or (2) occurs on one or more separate occasions.

        "Transactions" means the Acquisition and all financing and other transactions related thereto, including, without limitation, the issuance of the Notes and the Exchange Notes, the transactions contemplated by the Registration Rights Agreement, the transactions contemplated by the Credit Agreement and the Term Loan and the repurchase of the Convertible Notes.

        "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended, or any successor statute.

        "Unrestricted Subsidiary" means any Subsidiary of the Company (other than Duane Reade GP or a Guarantor) designated as such pursuant to and in compliance with the covenant described under "Certain Covenants—Unrestricted Subsidiaries."

        "Unrestricted Subsidiary Indebtedness" of any Unrestricted Subsidiary means Indebtedness of such Unrestricted Subsidiary

  (1)
  as to which neither the Company nor any Restricted Subsidiary is directly or indirectly liable (by virtue of the Company or any such Restricted Subsidiary being the primary obligor on, guarantor of, or otherwise liable in any respect to, such Indebtedness), except Guaranteed Debt of the Company or any Restricted Subsidiary to any Affiliate of the Company, in which case (unless the incurrence of such Guaranteed Debt resulted in a Restricted Payment at the time of incurrence) the Company shall be deemed to have made a Restricted Payment equal to the principal amount of any such Indebtedness to the extent guaranteed at the time such Affiliate is designated an Unrestricted Subsidiary and

  (2)
  which, upon the occurrence of a default with respect thereto, does not result in, or permit any holder of any Indebtedness of the Company or any Restricted Subsidiary to declare, a default on such Indebtedness of the Company or any Restricted Subsidiary or cause the payment thereof to be accelerated or payable prior to its Stated Maturity;

        provided that notwithstanding the foregoing, any Unrestricted Subsidiary may guarantee the Notes.

        "Voting Stock" of a Person means Capital Stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

        "Wholly Owned Restricted Subsidiary" means a Restricted Subsidiary all the Capital Stock of which is owned by the Company or another Wholly Owned Restricted Subsidiary (other than directors' qualifying shares).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following discussion presents the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding certain material U.S. federal income tax consequences of the exchange of initial notes for exchange notes pursuant to the exchange offer, as well as the ownership and disposition of the exchange notes by U.S holders and non-U.S. holders (each as defined below) who acquire exchange notes in the exchange offer. For purposes of clarification, all references in the following discussion to "we" are references to the issuers and not to Paul, Weiss, Rifkind, Wharton & Garrison. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions, existing and proposed Treasury Regulations, and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect) and any such change may result in U.S. federal income tax consequences to a holder that are materially different from those described below. The United States Internal Revenue Service ("IRS") may not take a similar view of the consequences described below. The IRS may disagree with the tax consequences described in this summary.

        The following discussion does not purport to be a full description of all U.S. federal income tax considerations that may be relevant to a holder in light of such holder's particular circumstances and only addresses holders who hold notes as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the U.S. federal income tax considerations applicable to holders subject to special rules, such as certain financial institutions, tax-exempt entities, real estate investment trusts, regulated investment companies, insurance companies, partnerships or other pass-through entities, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, dealers in securities or currencies, persons holding notes in connection with a hedging transaction, "straddle," conversion transaction or a synthetic security or other integrated transaction and holders whose "functional currency" is not the U.S. dollar. In addition, except as otherwise indicated, this discussion does not include any description of any alternative minimum tax consequences, or estate and gift tax consequences, or the tax laws of any state, local or foreign government that may be applicable to the notes.

        As used in this prospectus, a "U.S. holder" means a beneficial owner of a note who or that is, for U.S. federal income tax purposes:

  •
  an individual that is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if either (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more "U.S. persons" within the meaning of the Code have the authority to control all substantial decisions of the trust, or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a "U.S. person" within the meaning of the Code.

        As used in this summary, the term "Non-U.S. holder" means a beneficial owner of a note who is not a U.S. holder.

        If a partnership, or other entity taxable as a partnership for U.S. federal income tax purposes, holds a note, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Prospective purchasers of notes that are partnerships or who would hold the notes through a partnership or similar pass-through entity should consult their tax advisors regarding the U.S. federal income tax consequences to them of holding and disposing of the notes.

        PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

Exchange Offer

        The exchange of an initial note for an exchange note pursuant to the Registration Rights Agreement will not constitute a taxable exchange for United States federal income tax purposes. In such case, a holder will not recognize any gain or loss upon the receipt of an exchange note pursuant to the Registration Rights Agreement. A holder's holding period for an exchange note should include the holding period for the initial note exchanged pursuant to the Registration Rights Agreement and the holder's initial basis in an exchange note should be the same as the adjusted basis of such holder in the initial note at the time of the exchange. The United States federal income tax consequences of holding and disposing of an exchange note generally should be the same as the United States federal income tax consequences of holding and disposing of an initial note.

U.S. Holders

Payments of Interest

        Interest paid on an exchange note generally will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder's method of accounting for U.S. federal income tax purposes.

        In certain circumstances (see "Description of Notes—Change of Control;"), we may be obligated to pay a holder additional amounts in excess of stated interest or principal on the exchange notes. According to Treasury Regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount, timing or character of interest income to be currently recognized by a holder if there is only a remote chance as of the date the exchange notes were issued that any of the circumstances that would give rise to the payment of such additional amounts (considered individually and in the aggregate) will occur. Because we believe the likelihood that we will be obligated to make any such payments is remote, we do not intend to treat the potential payment of any such amounts as part of the yield to maturity of any exchange notes. In the event such a contingency occurs, it would affect the amount and timing of the income that a holder must recognize. Our determination that these contingencies are remote is binding on a holder unless such holder discloses a contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS and if the IRS were to challenge this determination, a holder might be required to accrue income on the exchange notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of an exchange note before the resolution of the contingencies.

Sale, Exchange or Disposition of the Notes

        Upon the sale, exchange or other disposition of a note (other than the exchange of a note pursuant to the registration rights agreement, as discussed in "Tax Considerations Applicable to U.S. holders and Non-U.S. holders—Exchange of Notes for Exchange Notes"), a U.S. holder will generally recognize capital gain or loss in an amount equal to the difference between:

  •
  the amount of cash plus the fair market value of any property received (other than any amount received attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary income if not previously included in such holder's income); and

  •
  such holder's adjusted tax basis in the note.

        A U.S. holder's tax basis in a note will generally be the cost of such note to the U.S. holder. Such gain or loss will be long-term capital gain or loss if at the time of sale, exchange, retirement or other taxable disposition of the note, the holder held the note for more than one year. In the case of a non-corporate U.S. holder, any such long-term capital gain will be subject to tax at a reduced rate. Subject to limited exceptions, capital losses cannot be used to offset ordinary income.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to certain payments of principal of, and interest on, a note, and the proceeds of disposition of a note before maturity, to U.S. holders other than certain exempt recipients such as corporations and certain tax-exempt organizations. In general, backup withholding at the then applicable rate (currently 28%) will be applicable to a U.S. holder that is not an exempt recipient, such as a corporation, if such U.S. holder:

  •
  fails to provide a correct taxpayor identification number (which, for an individual, would generally be his or her Social Security Number);

  •
  fails to report interest income in full;

  •
  fails to certify that the holder is exempt from withholding; or

  •
  otherwise fails to comply with applicable requirements of the backup withholding rules.

        Any amount withheld from payment to a holder under the backup withholding rules will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS. U.S. holders of notes should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Non-U.S. Holders

        The rules governing U.S. federal income taxation of Non-U.S. holders are complex. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the notes, including any reporting requirements.

Payments of Interest

        Subject to the discussion below concerning backup withholding, payments of interest on the notes by us or our paying agent to a Non-U.S. holder will generally not be subject to U.S. federal income tax or withholding tax, if:

  •
  the Non-U.S. holder does not own directly or indirectly, actually or constructively, for U.S. federal income tax purposes, 10% or more of the total combined voting power of all classes of our voting stock;

  •
  the Non-U.S. holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through stock ownership under applicable rules of the Code;

  •
  the Non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

  •
  the certification requirement, as described below, has been fulfilled with respect to the beneficial owner.

        The certification requirement referred to above will be fulfilled if either (A) the Non-U.S. holder provides to us or our paying agent an IRS Form W-8BEN (or successor form), signed under penalties of perjury, that includes such holder's name and address and a certification as to its Non-U.S. status, or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business holds the note on behalf of the beneficial owner and provides a statement to us or our paying agent, signed under penalties of perjury, in which the organization, bank or financial institution certifies that it has received an IRS Form W-8BEN (or successor form) from the Non-U.S. holder or from another financial institution acting on behalf of such holder and furnishes us or our paying agent with a copy thereof and otherwise complies with the applicable IRS requirements. Other methods might be available to satisfy the certification requirements described above, depending on the circumstances applicable to the Non-U.S. holder.

        The gross amount of payments of interest that do not qualify for the exception from withholding described above (the "portfolio interest exemption") will be subject to U.S. withholding tax at a rate of 30% unless (A) the Non-U.S. holder provides a properly completed IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty, or (B) such interest is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. holder and such holder provides a properly completed IRS Form W-8ECI (or successor form).

        If a Non-U.S. holder is engaged in a trade or business in the United States and if interest on the note or gain realized on the disposition of the note is effectively connected with the conduct of such trade or business, the Non-U.S. holder generally will be subject to regular U.S. federal income tax on the interest or gain on a net basis in the same manner as if it were a U.S. holder, unless an applicable treaty provides otherwise. In addition, if the Non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax at a rate of 30% on its earnings and profits for the taxable year, subject to certain adjustments, unless reduced or eliminated by an applicable tax treaty. Even though such effectively connected income is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the Non-U.S. holder satisfies the certification requirements described above.

Sale, Exchange or Disposition of the Notes

        Subject to the discussion below concerning backup withholding, a Non-U.S. holder of a note generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other taxable disposition of such note unless:

  •
  such holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition, and certain other conditions are met;

  •
  such gain represents accrued but unpaid interest not previously included in income, in which case the rules regarding interest would apply; or

  •
  such gain is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the U.S.

Federal Estate Tax

        A note held (or treated as held) by an individual who is a Non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of his or her death will not be subject to U.S. federal estate tax, unless at the time of the holder's death:

  •
  the holder directly or indirectly, actually or constructively, for U.S. federal income tax purposes, owns 10% or more of the total combined voting power of all classes of our voting stock; or

  •
  interest on the holder's notes is effectively connected with the holder's conduct of a trade or business within the U.S.

        If you are an individual, you should consult with your tax advisor regarding the possible application of the U.S. federal estate tax to your particular circumstances, including the effect of any applicable treaty.

Information Reporting and Backup Withholding

        Unless certain exceptions apply, we must report annually to the IRS and to each Non-U.S. holder any interest paid to the Non-U.S. holder. Copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. holder resides.

        Under current U.S. federal income tax law, backup withholding tax will not apply to payments of interest by us or our paying agent on a note if the certifications described above under "—Non-U.S. Holders—Payments of Interest" are received, provided that we or our paying agent, as the case may be, do not have actual knowledge or reason to know that the payee is a U.S. person.

        Payments on the sale, exchange or other disposition of a note made to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting. However, if such broker is:

  •
  a U.S. person (within the meaning of the Code);

  •
  a controlled foreign corporation for U.S. federal income tax purposes;

  •
  a non-U.S. person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

  •
  a non-U.S. partnership with certain connections to the United States;

then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge or reason to know that the payee is a U.S. person. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a U.S. person or otherwise establishes an exemption.

        Backup withholding is not an additional tax: any amounts withheld from a payment to a Non-U.S. holder under the backup withholding rules will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders of notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Tax Considerations Applicable to U.S. Holders and Non-U.S. Holders

        The foregoing discussion is for general information only and is not tax advice. Accordingly, you should consult your tax advisor as to the particular tax consequences to you of purchasing, holding and disposing of the notes, including the applicability and effect of any state, local, or non-U.S. tax laws and any tax treaty and any recent or prospective changes in any applicable tax laws or treaties.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for initial notes acquired by such broker-dealer as a result of market making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales, offers to resell or other transfers of the exchange notes received by it in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period ending on the earlier of (i) 180 days from the date on which this exchange offer is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will furnish this prospectus, as amended or supplemented, to broker-dealers as are reasonably requested, for use in connection with such resale.

        Until                         , 2004, broker-dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the broker-dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

LEGAL MATTERS

        Certain legal matters in connection with the notes will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented Oak Hill and its related parties from time to time and certain members of such firm own an indirect interest in an affiliate of Oak Hill Capital Partners, L.P.

EXPERTS

        Our consolidated financial statements and financial statement schedule as of December 27, 2003 and December 28, 2002 and for each of the three years in the periods ended December 27, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Commission a registration statement on Form S-4 to register the exchange notes. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the Commission at the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of any filings we make may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the Commission maintains a web site that contains reports, proxy statements and other information regarding registrants, such as us, that file electronically with the Commission. The address of this web site is http://www.sec.gov.

        Anyone who receives a copy of this prospectus may obtain a copy of the indenture without charge by writing to Duane Reade Inc., 440 Ninth Avenue New York, New York 10001, Attn: Chief Financial Officer, (212) 273-5700.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Income, for the Years Ended December 27, 2003, December 28, 2002 and December 29, 2001 (Predecessor)	F-3
Consolidated Balance Sheets, December 27, 2003 and December 28, 2002 (Predecessor)	F-4
Consolidated Statements of Cash Flows, for the Years Ended December 27, 2003, December 28, 2002 and December 29, 2001 (Predecessor)	F-5
Consolidated Statements of Stockholders' Equity (Predecessor)	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Consolidated Interim Financial Statements

Unaudited Consolidated Statements of Operations for the period from July 31, 2004 through September 25, 2004 (Successor), the period from June 27, 2004 through July 30, 2004 (Predecessor), the Three Months Ended September 27, 2003 (Predecessor) and the period from December 28, 2003 through July 30, 2004 (Predecessor) and for the Nine Months Ended September 27, 2003 (Predecessor)	F-43
Unaudited Consolidated Balance Sheets as of September 25, 2004 (Successor) and December 27, 2003 (Predecessor)	F-44

Unaudited Consolidated Statements of Cash Flows for the period from July 30, 2004 through September 25, 2004 (Successor) and the period from December 28, 2003 through July 30, 2004 (Predecessor) and for the Nine Months Ended September 27, 2003 (Predecessor)	F-45
Notes to Consolidated Financial Statements	F-46

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Duane Reade Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Duane Reade Inc. and its subsidiaries at December 27, 2003 and December 28, 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 to the consolidated financial statements, in fiscal 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

        As also discussed in Note 1 to the consolidated financial statements, the Company has adopted the specific cost LIFO method of inventory accounting, effective December 30, 2001.

PricewaterhouseCoopers LLP
New York, NY

February 23, 2004, except for Note 20
as to which the date is March 11, 2004
and Note 21 as to which
the date is November 24, 2004

DUANE READE INC.

Consolidated Statements of Income

(In thousands, except per share amounts)

	Fiscal Years Ended
	December 27, 2003	December 28, 2002	December 29, 2001
Net sales	$1,383,828	$1,274,451	$1,143,564
Cost of sales	1,087,092	988,033	871,215

Gross profit	296,736	286,418	272,349

Selling, general & administrative expenses	227,910	198,513	172,972
Labor contingency expense	12,600	—	—
Transaction expenses	644	—	—
Insurance recovery	—	(9,378)	—
Depreciation and amortization	32,335	26,935	26,634
Store pre-opening expenses	1,063	2,086	1,667

	274,552	218,156	201,273

Operating income	22,184	68,262	71,076
Interest expense, net	14,117	17,925	27,623
Debt extinguishment	812	11,371	2,616

Income before income taxes and cumulative effect of accounting change	7,255	38,966	40,837
Income tax expense	(2,181)	(14,127)	(16,107)

Income before cumulative effect of accounting change	5,074	24,839	24,730
Cumulative effect of accounting change, net	—	(9,262)	—

Net income	$5,074	$15,577	$24,730

Per common share—basic:
Income before cumulative effect of accounting change	$0.21	$1.04	$1.18
Cumulative effect of accounting change	—	(0.39)	—

Net income	$0.21	$0.65	$1.18

Weighted average common shares outstanding	24,043	23,852	20,984

Per common share—diluted:
Income before cumulative effect of accounting change	$0.21	$1.01	$1.13
Cumulative effect of accounting change	—	(0.38)	—

Net income	$0.21	$0.63	$1.13

Weighted average common shares outstanding	24,427	24,563	21,851

The accompanying notes are an integral part of these consolidated financial statements.

DUANE READE INC.

Consolidated Balance Sheets

(Dollars in thousands)

	December 27, 2003	December 28, 2002
Assets
Current assets
Cash	$1,252	$4,183
Receivables, net	53,689	62,008
Inventories, net	259,765	220,338
Deferred income taxes	8,150	5,416
Prepaid expenses and other current assets	19,504	16,006

Total current assets	342,360	307,951
Property and equipment, net	189,469	169,507
Goodwill, net of accumulated amortization of $35,323	161,318	160,403
Deferred income taxes	5,543	6,489
Other assets	88,836	85,173

Total assets	$787,526	$729,523

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$85,258	$57,776
Accrued interest	1,633	2,192
Accrued expenses	27,489	27,453
Current portion of long-term debt	—	3,962
Current portion of capital lease obligation	422	472

Total current liabilities	114,802	91,855
Long-term debt	271,385	263,782
Capital lease obligation, less current portion	1,103	1,525
Other noncurrent liabilities	62,915	42,493

Total liabilities	450,205	399,655

Commitments and contingencies (Note 14)
Stockholders' equity
Preferred stock, $0.01 par; authorized 5,000,000 shares; issued and outstanding: none	—	—
Series A preferred stock, $0.01 par; authorized 75,000 shares; issued and outstanding: none	—	—
Common stock, $0.01 par; authorized 75,000,000 shares; issued and outstanding: 24,403,550 and 24,037,742 shares, respectively	244	240
Paid-in capital	331,917	329,542
Retained earnings	5,160	86

Total stockholders' equity	337,321	329,868

Total liabilities and stockholders' equity	$787,526	$729,523

The accompanying notes are an integral part of these consolidated financial statements.

DUANE READE INC.

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal Years Ended
	December 27, 2003	December 28, 2002	December 29, 2001
Cash flows from operating activities:
Net income	$5,074	$15,577	$24,730
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,271	28,836	28,098
Deferred income taxes	(1,788)	12,973	9,758
Effect of accounting change, net	—	9,262	—
Gain on sales and disposals of assets	—	(180)	(1,221)
Debt extinguishment	730	(5,127)	1,491
Non-cash rent expense	8,451	9,590	5,744
Changes in operating assets and liabilities (net of effect of acquisitions):
Receivables	8,319	(4,323)	(12,816)
Inventories	(38,308)	(13,639)	(45,838)
Accounts payable	27,482	(11,312)	21,513
Prepaid and accrued expenses	(1,681)	6,857	(8,907)
Other assets and liabilities, net	4,894	(5,977)	3,210

Net cash provided by operating activities	47,444	42,537	25,762

Cash flows from investing activities:
Capital expenditures	(41,036)	(47,599)	(40,982)
Lease acquisition, customer file and other costs	(12,697)	(12,921)	(8,470)
Acquisition price adjustments	(1,382)	—	—
Proceeds from sales of assets	—	—	1,400

Net cash used in investing activities	(55,115)	(60,520)	(48,052)

Cash flows from financing activities:
Proceeds from common stock offering, net	—	—	130,446
Proceeds from convertible note offering	—	218,501	—
Repurchase of convertible notes	—	(14,977)	—
Repurchase of senior subordinated notes	(1,621)	(78,379)	—
Repayment of term loans	(65,091)	(91,068)	(101,579)
Net borrowings/(repayments) of revolving credit facility	70,353	(10,000)	(2,500)
Deferred financing costs	(2,191)	(8,000)	(2,106)
Proceeds from exercise of stock options	3,761	2,292	3,789
Repayment of capital lease obligations	(471)	(1,175)	(1,767)

Net cash provided by financing activities	4,740	17,194	26,283

Net (decrease) increase in cash	(2,931)	(789)	3,993
Cash at beginning of year	4,183	4,972	979

Cash at end of year	$1,252	$4,183	$4,972

Supplementary disclosures of cash flow information:
Cash paid for interest	$12,237	$19,435	$28,737
Cash paid for taxes on income, net of refunds received	$1,822	$(286)	$2,323
Acquisitions using common stock	$—	$13,197	$25,342
Property acquired under capital lease financing	$—	$2,176	$—

The accompanying notes are an integral part of these consolidated financial statements.

DUANE READE INC.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands)

	Preferred Stock		Common Stock				Accumulated Other Comprehensive Income (Loss)
					Paid-in Capital	Retained Earnings (Deficit)			Comprehensive Income
	Shares	Amount $	Shares	Amount $				Total
Balance, December 30, 2000	—	$—	18,232,339	$182	$154,536	$(40,221)	$—	$114,497	$22,676
Common stock offering	—	—	4,000,000	40	130,406	—	—	130,446
Common stock issued for exercise of stock options	—	—	414,972	4	3,784	—	—	3,788
for acquisitions	—	—	776,111	8	25,334	—	—	25,342
FMV of interest rate swap	—	—	—	—	—	—	(3,596)	(3,596)	$(3,596)
Net income	—	—	—	—	—	24,730	—	24,730	24,730

Balance, December 29, 2001	—	—	23,423,422	234	314,060	(15,491)	(3,596)	295,207	$21,134

Common stock issued
for exercise of stock options	—	—	165,018	2	2,289	—	—	2,291
for acquisitions	—	—	449,302	4	13,193	—	—	13,197
Termination of interest rate swap	—	—	—	—	—	—	3,596	3,596	$3,596
Net income	—	—	—	—	—	15,577	—	15,577	15,577

Balance, December 28, 2002	—	—	24,037,742	240	329,542	86	—	329,868	$19,173

Common stock issued
for exercise of stock options	—	—	365,808	4	3,757	—	—	3,761
Acquisition price adjustment	—	—	—	—	(1,382)	—	—	(1,382)
Net income	—	—	—	—	—	5,074	—	5,074	$5,074

Balance, December 27, 2003	—	$—	24,403,550	$244	$331,917	$5,160	$—	$337,321	$5,074

The accompanying notes are an integral part of these consolidated financial statements.

DUANE READE INC.

Notes to Consolidated Financial Statements

1.    Organization and Summary of Significant Accounting Policies

        Duane Reade Inc. (the "Company") was formed on June 16, 1992 as part of an acquisition of Duane Reade, a New York General Partnership and the primary operating entity. The Company and a wholly-owned subsidiary, DRI I Inc. ("DRI"), are general partners in Duane Reade. Duane Reade was originally founded in 1960 as a family-owned business in the financial district of Manhattan in New York City. The Company completed an initial public offering in February 1998 and a follow-on public offering in June 2001. As of December 27, 2003, Duane Reade operated 241 drug stores throughout New York City and the surrounding metropolitan areas of New York and northeastern New Jersey.

        The primary assets of Duane Reade Inc. are its ownership of 99% of the outstanding partnership interest of Duane Reade, a New York general partnership, and ownership of all of the outstanding common stock of DRI I Inc. DRI I Inc. owns the remaining 1% partnership interest in Duane Reade. Substantially all of the Company's operations are conducted through Duane Reade. In August 1999, the Company established two new subsidiaries, Duane Reade International, Inc. and Duane Reade Realty, Inc. Duane Reade distributed to Duane Reade Inc. and DRI I Inc. all rights, title, and interest in all its trademarks, trade names and all other intellectual property rights. In turn, Duane Reade Inc. and DRI I Inc. made a capital contribution of these intellectual property rights to Duane Reade International. This change created a controlled system to manage and exploit these intellectual property rights separate and apart from the retail operations. In addition, Duane Reade distributed some of its store leases to Duane Reade Inc. and DRI I Inc., which in turn made a capital contribution of these leases to Duane Reade Realty. Duane Reade Realty is the lessee under certain store leases entered into after its creation. Duane Reade Realty subleases to Duane Reade the properties subject to those leases.

        Significant accounting policies followed in the preparation of the Consolidated Financial Statements are as follows:

        Principles of consolidation:    The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

        The Company has no assets or operations other than its investment in its subsidiary guarantors. Accordingly, the Consolidated Financial Statements present the combined assets and operations of the subsidiary guarantors. The guarantees of the subsidiary guarantors, which relate to the Company's obligations under its registered debt and Credit Agreement (more clearly described in Note 9), are full and unconditional, joint and several.

        Reporting year:    The fiscal year for the Company is the 52- or 53-week reporting period ending on the last Saturday in December. Each of the years presented contains 52 weeks.

        Cash and cash equivalents:    Cash and cash equivalents include short-term highly liquid investments in AAA-rated money market funds, with a maturity of three months or less from the date of acquisition. The Company places its temporary cash in short-term investments with various financial institutions and limits the amount of credit exposure to any one institution.

        Receivables:    Receivables consist primarily of amounts due from various insurance companies and governmental agencies under third party payment plans for prescription sales and amounts due from vendors, a majority of which relate to promotional programs. The Company's accounting policy, which is based on its past collection experience, is to fully reserve for all pharmacy receivables over 120 days old that are unpaid at the evaluation date, as well as any other pharmacy receivables deemed potentially uncollectible. Pharmacy receivables other than NY Medicaid are adjudicated at the point of sale and do not generally have issues of collectibility. Other receivables, which primarily consist of amounts due from vendors, are reserved for based upon a specific application of the Company's historical collection experience to the total aged receivable balance. The Company has provided an aggregate allowance for doubtful accounts of $5.2 million and $5.0 million at December 27, 2003 and December 28, 2002 respectively. The carrying value of the Company's receivables approximates fair value given the short-term maturity of these financial instruments.

        Inventories and cost of sales:    Inventories are stated at the lower of cost or market with cost determined using the specific cost last-in, first-out ("LIFO") method. When appropriate, provision is made for obsolete, slow-moving or damaged inventory. At December 27, 2003, inventories would have been $0.3 million greater if they were valued at the lower of specific first-in, first-out cost or market. The Company's primary pharmaceutical supplier provides $30.0 million of inventory on a consignment basis. Prescription drug inventory over the consignment limit is accounted for as owned inventory and is included on the Company's balance sheet at LIFO cost. As of December 27, 2003 and December 28, 2002, there was approximately $31.9 million and $24.8 million of prescription drug inventory over the $30.0 million consignment limit included in the Company's consolidated balance sheets. Cost of sales includes all store occupancy related costs and expenses, consisting of lease and sublease related income and expenses, other recurring real estate related income and expenses primarily from sales and terminations of leases related to store closings and relocations, sales of market related data, store utility costs and warehouse expenses and distribution costs. The Company reflects promotional allowances from vendors as a reduction of cost of sales or advertising expense, depending on the nature of the allowance, when such advertising or promotions have been completed and the related allowances have been earned. Other recurring real estate related income amounted to approximately $1.5 million, $4.0 million and $6.6 million in 2003, 2002 and 2001, respectively. The Company did not realize any revenue from the sale of market related data in 2003, compared to $1.5 million and $4.0 million realized in 2002 and 2001, respectively.

        Property and equipment:    Property and equipment are stated at cost. Depreciation and amortization are calculated using the half-year convention and straight-line method over the estimated useful lives of assets as follows:

Buildings and improvements	30 years
Furniture, fixtures and equipment	5-10 years
Computer equipment	5-7 years
Leasehold improvements	Life of lease or, if shorter, remaining asset life

        Other assets:    Deferred financing costs are amortized using the interest method, over the term of the underlying debt. Pharmacy customer file and lease acquisition costs are amortized over the useful life, generally seven years and the remaining life of the lease, respectively.

        In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes certain costs incurred in the development of internal-use software. The Company capitalized $4.5 million, $3.3 million and $1.4 million of computer software during the fiscal years ended December 27, 2003, December 28, 2002 and December 29, 2001, respectively. These capitalized costs are amortized over the useful life of the software, generally seven years.

        Intangible assets:    The carrying values of goodwill, identifiable intangibles and long-lived fixed assets are reviewed and evaluated by the Company as of the year-end balance sheet date, or, if applicable, when events and circumstances indicate that the carrying amount of these assets may not be recoverable. For intangible assets (excluding goodwill) and long-lived fixed assets, this evaluation is based on the expected future undiscounted operating cash flows of the related assets. Should such evaluation result in the Company concluding that the carrying amount of identifiable intangibles or fixed assets has been impaired, an appropriate write-down would be recorded. As required by Statement of Financial Accounting Standards ("FAS") No. 142 (FAS 142) "Goodwill and Other Intangible Assets," goodwill is evaluated at least annually. The Company performs its goodwill evaluation based upon the market capitalization of the Company's common stock. Should the results of this test indicate the existence of impairment, an appropriate write-down would be recorded. During the 2001 fiscal year, the Company adopted FAS 142 for goodwill related to acquisitions completed after June 30, 2001. Under this pronouncement, non-impaired goodwill for acquisitions completed after June 30, 2001 is no longer amortized. Beginning in 2002, the Company adopted the provisions of FAS 142 for goodwill acquired prior to July 1, 2001 and, accordingly, no longer amortizes any of the goodwill recorded in its consolidated financial statements.

        Revenue recognition:    The Company recognizes revenues from the sale of merchandise at the time that the merchandise is sold. Due to the nature of the products sold, the Company's historical experience is that product returns are de minimis in amount and therefore do not require the establishment of a returns and allowances reserve.

        Advertising expenses:    Costs incurred to produce media advertising are charged to expense when the advertising takes place. For the fiscal years ended December 27, 2003, December 28, 2002 and December 29, 2001, advertising expense amounted to $8.5 million, $9.0 million and $10.9 million, respectively.

        Pre-opening expenses:    Store pre-opening costs, other than capital expenditures, are expensed when incurred.

        Income taxes:    Income taxes are accounted for under the liability method prescribed by FAS No. 109. Deferred tax assets and liabilities are determined based on the difference between the book and tax bases of the respective assets and liabilities as well as for the deferred tax effects of tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Valuation allowances are established when management determines that it is more likely than not that a deferred tax asset will not be realized.

        Change of accounting method:    As of December 30, 2001, the Company adopted a change in accounting method to convert from the retail dollar-based first-in, first-out ("FIFO") method to a specific cost-based last-in, first-out ("LIFO") method. The specific cost LIFO method more accurately values inventory by eliminating the averaging inherent in the retail method. In addition, the specific cost LIFO method reflects the impact of inflation in the Company's gross margin. The effect of changing from the retail method to the specific cost method was a reduction in inventory of $16.0 million, resulting in a cumulative effect of an accounting change as of December 30, 2001 of approximately $9.3 million, net of an income tax benefit of $6.7 million ($0.39 per basic common share and $0.38 per diluted common share, respectively). The cumulative effect of changing from FIFO to LIFO on periods prior to December 30, 2001 cannot be determined. Pro forma effects of the change for prior periods have not been presented as cost information is not determinable.

        Recently issued accounting standards:    During the first quarter of 2003, the Company adopted FAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and

Technical Corrections." Under FAS No. 145, gains and losses related to the extinguishment of debt should no longer be segregated on the income statement as extraordinary items. Rather, such gains and losses should be included as a component of income from continuing operations. The provisions of FAS No. 145 are effective for fiscal years beginning after May 15, 2002. Upon adoption, the Company reclassified from extraordinary charges to debt extinguishment costs, for the fiscal years ended December 28, 2002 and December 29, 2001, pre-tax debt extinguishment costs of $11.4 million and $2.6 million, respectively. The income tax provisions for the 2002 and 2001 fiscal years applicable to income before income taxes and cumulative effect of accounting change were adjusted commensurately. Reported net income remained unaffected by the reclassification, and thus, this adoption did not have an impact on the Company's results of operations, financial position or cash flows.

        During the first quarter of 2003, the Company adopted FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement supersedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of FAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of FAS No. 146 did not have an impact on the Company's results of operations, financial position or cash flows.

        In September 2002, the Emerging Issues Task Force released Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor." The pronouncement addresses two issues. The first issue requires that vendor allowances be categorized as a reduction in cost of sales unless they are a reimbursement of costs incurred to sell the vendor's products, in which case, the cash consideration should be characterized as a reduction of that cost. Cash consideration received in excess of the fair value of the benefit provided should be characterized as a reduction of cost of sales. Transition provisions for this portion of the pronouncement apply to all agreements entered into or modified after December 31, 2002. As a result of the application of this portion of the pronouncement, the Company changed its accounting policy to limit vendor allowances treated as a reduction of advertising costs to only those allowances paid by vendors to fund the costs of running specific radio advertising promotions. All other promotional advertising allowances will be treated as a reduction in cost of sales. The application of this new accounting policy did not have a material impact on the Company's consolidated results of operations, financial position or cash flows. The second issue requires that rebates or refunds payable only if the customer completes a specified cumulative level of purchases should be recognized as a reduction of cost of sales based on a systematic and rational allocation over the period during which such purchases are sold. This provision is required to be applied to all new arrangements initiated after November 21, 2002 and is consistent with the Company's historical practice.

        In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies the requirements of FAS No. 5, "Accounting for Contingencies," relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The recognition provisions of FIN No. 45 are effective for certain guarantees issued after January 1, 2003. The adoption of this interpretation did not have a material impact on the Company's results of operations, financial position or cash flows.

        In January 2003, the Financial Accounting Standards Board issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. As initially issued, the consolidation requirements of FIN No. 46 applied immediately to variable interest entities created after January 31, 2003 and, for older entities, in the first fiscal year or interim period beginning after June 15, 2003. In addition, certain of the disclosure requirements applied in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The FASB, at their October 8, 2003 meeting, deferred the latest date by which all public entities must apply FIN 46 to the first reporting period ending after December 15, 2003, with early adoption encouraged. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. The Company does not have any variable interest entities that would require consolidation under FIN 46 and FIN 46R. The adoption of FIN 46 and FIN 46R did not have a material impact on the Company's results of operations, financial position or cash flows.

        During the third quarter of 2001, the Company adopted FAS Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets," respectively, for acquisitions completed after June 30, 2001. This adoption eliminated goodwill amortization for these acquisitions and did not have a material impact on the Company's financial position, results of operations or cash flows. Beginning in fiscal 2002, the application of these pronouncements also eliminated amortization of goodwill for acquisitions completed prior to July 1, 2001. As a result, total Company amortization expense for 2003 and 2002 was reduced by approximately $4.3 million annually.

        Had the provisions of FAS 142 been in effect for the fiscal year ended December 29, 2001, goodwill amortization would have been eliminated, increasing net income and earnings per share as follows (dollars in thousands):

Fiscal Year Ended 12/29/01
Income before cumulative effect of accounting change, as reported	$24,730
Goodwill amortization, net of tax	2,608

Adjusted income before cumulative effect of accounting change	$27,338

Net income, as reported	$24,730
Goodwill amortization, net of tax	2,608

Adjusted net income	$27,338

Per common share—basic:
Income before cumulative effect of accounting change, as reported	$1.18
Goodwill amortization, net of tax	0.12

Adjusted income before cumulative effect of accounting change	$1.30

Net income, as reported	$1.18
Goodwill amortization, net of tax	0.12

Adjusted net income	$1.30

Per common share—diluted:
Income before cumulative effect of accounting change, as reported	$1.13
Goodwill amortization, net of tax	0.12

Adjusted income before cumulative effect of accounting change	$1.25

Net income, as reported	$1.13
Goodwill amortization, net of tax	0.12

Adjusted net income	$1.25

        Employee stock option plans:    At December 27, 2003, the Company has two stock-based employee compensation plans, which are described more fully in Note 15. In December 2002, FAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" was issued. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has not adopted such voluntary change to the fair value based method. In addition, this statement amends the disclosure requirements of FAS No. 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results. As required, the Company adopted the disclosure-only provisions of FAS No. 148 effective in 2002.

        The Company previously adopted FAS No. 123, "Accounting for Stock-Based Compensation" and, as permitted under FAS No. 123, has elected to apply the disclosure-only provisions. The Company accounts for its stock-based compensation plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. There is no stock-based employee compensation cost reflected in net income, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS No. 123 to stock-based employee compensation (dollars in thousands):

	2003	2002	2001
Net income, as reported	$5,074	$15,577	$24,730
Adjust: Total stock-based employee compensation income (expense) determined under fair value based method for all awards, net of related tax effects.	7,450	(3,867)	(3,125)

Pro forma net income	$12,524	$11,710	$21,605

Earnings per share:
Basic—as reported	$0.21	$0.65	$1.18
Basic—pro forma	$0.52	$0.49	$1.03
Diluted—as reported	$0.21	$0.63	$1.13
Diluted—pro forma	$0.52	$0.48	$0.99

        As described in more detail in Note 15, the Company cancelled 1,337,449 outstanding stock options during the first quarter of 2003 in connection with the Stock Option Exchange Offer, and, on October 1, 2003, issued 1,320,947 options at an exercise price of $16.55 per share to replace those options cancelled. The pro forma compensation income shown in the table above for the 2003 fiscal year includes the reversal of pro forma expenses previously disclosed totaling $9.7 million, related to the granting of these original options, partially offset by compensation expense of $2.3 million attributable to the new options (including replacement options) granted in 2003.

        The pro forma compensation income (expense) for stock options has been estimated using the Black-Scholes option pricing model with the following assumptions for each of the three years shown: dividend yield of 0%, expected volatility of 50%, risk free interest rate of 6.6% and an expected term of 8 years. These pro forma disclosures may not be representative of the effects on reported net income for future years since options vest over several years and options granted prior to 1995 are not considered.

        Use of estimates:    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, costs and expenses during the reporting period. Significant estimates used in the preparation of the consolidated financial statements included herein follow:

        Uncollectible accounts receivable:    The Company's accounts receivable primarily consists of amounts due from third party prescription plans, vendors and credit card processors. The Company fully reserves for all prescription plan receivables over 120 days old that are unpaid at the evaluation date, as well as any other pharmacy receivables deemed potentially uncollectible at the balance sheet date. Although the majority of vendor receivables are collected through authorized deductions against purchases, the Company reserves for the portion of such vendor receivables that it considers to be potentially uncollectible by applying its historical collection experience to the total aged receivable balance. Credit card receivables are normally collected within five days. The Company believes that this method provides adequate assurance that such balances are reflected at net realizable value at the balance sheet dates.

        Inventory shrinkage:    Inventory balances are presented net of the Company's estimated provision for shrink, which is based on the most recent chain-wide trends. The Company takes physical inventories of front-end merchandise in its distribution centers as well as both front-end and pharmacy merchandise in its stores at least once per year. All store inventories are taken on a staggered cycle basis throughout the year.

        Property and equipment useful lives:    Useful lives for property and equipment are established for each common asset class and are based on the Company's historical experience.

        General liability insurance claims:    Liabilities for the self-insured portion of general liability insurance claims are primarily related to customer accidents. The Company's policy is to recognize such liabilities based on estimates of the self-insured portion of the ultimate settlement value of these claims, as well as for estimated incurred but unreported claims as of each balance sheet date. At December 27, 2003, the Company has recorded an accrued liability of $1.9 million reflecting its estimated self-insured portion of such general liability claims.

        Other loss contingencies:    Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable.

        Net income per common share:    Net income per common share is based on the weighted average shares outstanding during each period in accordance with the provisions of FAS No. 128 "Earnings Per Share." Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive potential common shares include shares issuable upon exercise of the Company's "in-the-money" stock options. Of the options to purchase 2,226,939 and 2,563,185 shares of common stock outstanding at December 27, 2003 and December 28, 2002, respectively, options to purchase 1,569,032 shares at December 27, 2003 and 1,492,258 shares at December 28, 2002 were not included in the computation of diluted earnings per share because the exercise prices of such options were greater than the average market price of the common shares and therefore the impact of these shares would be anti-dilutive. Dilutive potential common shares do not include any potential shares that could be issued relative to the Company's 2.1478% Convertible Notes (see Note 9 for a description of the relevant conversion terms of the Convertible Notes).

        Significant vendor relationships:    The Company is party to multi-year, merchandise supply agreements in the normal course of business. The largest of these agreements is with AmerisourceBergen, the Company's primary pharmaceutical supplier. Generally, these agreements provide for certain volume commitments and may be terminated by the Company, subject in some cases to specified termination payments, none of which would constitute a material adverse effect on the Company's results of operations, financial position or cash flows. It is the opinion of management that if any of these agreements were terminated or if any contracting party was to experience events precluding fulfillment of its obligations, the Company would be able to find a suitable alternative supplier.

2.    Planned Merger with Oak Hill

        On December 23, 2003, the Company announced that it had entered into a definitive merger agreement to be acquired by Duane Reade Acquisition Corp. ("Duane Reade Acquisition"), an affiliate of Oak Hill Capital Partners, L.P. ("Oak Hill"). Under the terms of the merger agreement, which remains subject to the approval of the Company's stockholders, the Company's stockholders would receive $17.00 per share in cash, without interest. The purchase price represents a 22.8% premium over the $13.84 per share average closing price of the Company's common stock for the 30 trading days immediately preceding the announcement of the merger transaction. The aggregate value of the merger transaction exceeds $740 million, including the repayment of indebtedness. The transaction was unanimously approved by the independent members of Duane Reade's board of directors. The equity financing necessary for the merger will be provided by Oak Hill and an affiliate equity fund, Oak Hill Capital Management Partners, L.P. and any other investor that Oak Hill selects to participate in the transaction as an equity co-investor. The debt financing necessary for the merger will be provided by a syndicate of banking institutions led by Banc of America Securities LLC. Mr. Anthony J. Cuti, the Company's Chairman, President and CEO, together with the Company's Senior Vice Presidents and certain other members of management will, at the closing of the transaction, have equity interests in the acquiring entity. The closing of this transaction is subject to certain terms and conditions, including receipt of stockholder approval and the proceeds from the financing to be provided by third parties. The merger agreement is subject to a termination fee of $10.0 million plus reimbursement of expenses of up to $2.0 million, all of which are to be paid by the Company if the merger agreement is terminated under certain circumstances.

3.    Acquisitions

        During 2003, 2002 and 2001, the Company acquired pharmacy customer files (which were merged into an existing store) and the operations, including certain lease-related assets, of a number of pharmacy establishments (which were operated as new stores). The table below provides detail of this acquisition activity for each of the years presented (dollars in millions).

	2003	2002	2001
Customer prescription files	7	10	5
Pharmacy establishments	2	8	13

Total acquisitions	9	18	18

Cash consideration	$6.2	$6.0	$2.2
Common stock consideration	—	13.2	25.3

Total acquisition cost	$6.2	$19.2	$27.5

Purchase price allocation:
Identifiable intangibles	$4.0	$14.3	$12.4
Goodwill	0.9	2.0	11.1
Inventory	1.1	2.0	2.3
Property and equipment	0.5	2.5	3.1
Other assets	—	0.1	0.3
Accruals and liabilities	(0.3)	(1.7)	(1.7)

Total	$6.2	$19.2	$27.5

        The operations of the acquired pharmacies have been included in the consolidated statement of income from the date of acquisition and did not have a material effect on the reported results of operations of the Company.

4.    Receivables

        Receivables, net of allowances, are summarized as follows (in thousands):

	December 27, 2003	December 28, 2002
Third party pharmacy plans	$33,672	$33,532
Due from vendors	17,379	25,244
Credit cards and other receivables	2,638	3,232

	$53,689	$62,008

5.    Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets are summarized as follows (in thousands):

	December 27, 2003	December 28, 2002
Prepaid rent / real estate receivables	$4,631	$4,223
Insurance claims receivable	2,141	2,874
Prepaid insurance	1,930	886
Prepaid cigarette taxes	2,006	1,495
Prepaid leases & contracts	1,364	1,316
Miscellaneous prepaids & receivables	7,432	5,212

	$19,504	$16,006

6.    Property and Equipment

        Property and equipment are summarized as follows (in thousands):

	December 27, 2003	December 28, 2002
Furniture, fixtures and equipment	$128,167	$115,444
Building and leasehold improvements including construction in progress	141,494	123,390

	269,661	238,834
Less accumulated depreciation and amortization	80,192	69,327

	$189,469	$169,507

        Depreciation and amortization of property and equipment was $21.6 million, $18.2 million and $14.7 million in fiscal years 2003, 2002 and 2001, respectively.

7.    Other Assets

        Other assets are summarized as follows (in thousands):

	December 27, 2003	December 28, 2002
Lease acquisition costs (net of accumulated amortization of $14,762 and $10,665)	$34,236	$35,469
Customer lists (net of accumulated amortization of $16,714 and $12,030)	19,517	21,146
Executive split dollar life insurance policies	14,821	8,311
Software & systems development costs (net of accumulated amortization of $11,531 and $10,326)	8,944	5,618
Deferred financing costs (net of accumulated amortization of $13,336 and $10,700)	6,842	7,318
Security deposits	2,273	2,546
Other	2,203	4,765

	$88,836	$85,173

For the fiscal years ended December 27, 2003, December 28, 2002 and December 29, 2001, amortization of intangible assets amounted to $12.7 million, $10.7 million and $9.1 million, respectively. For the 2004 through 2008 fiscal years, based on the intangible asset values at December 27, 2003, the Company expects to incur annual expenses related to the amortization of existing intangible assets of $11.9 million, $11.4 million, $9.8 million, $8.0 million and $6.5 million, respectively.

8.    Accrued Expenses

        Other accrued expenses are summarized as follows (in thousands):

	December 27, 2003	December 28, 2002
Accrued salaries and benefits	$4,480	$4,941
Insurance related claims costs	1,947	2,493
Sales tax payable	1,577	1,269
Expense payables	3,479	3,518
Income tax payable	9,633	9,445
Accrued professional fees	1,812	352
Other	4,561	5,435

	$27,489	$27,453

9.    Debt

        Long-term debt is summarized as follows (in thousands):

	December 27, 2003	December 28, 2002
2.1478% Senior Convertible Notes	$201,032	$201,032
Revolving credit facility	70,353	—
Term loan facility	—	65,091
9.25% Senior Subordinated Notes	—	1,621

	271,385	267,744
Less-current portion	—	3,962

	$271,385	$263,782

        Credit Agreement:    In 1998, the Company entered into a Credit Agreement (the "Original Credit Agreement") with certain affiliates of Donaldson, Lufkin and Jenrette (the "DLJ Entities") and various financial institutions. The Original Credit Agreement was comprised of a revolving credit facility of up to $30.0 million and term loans totaling $130.0 million.

        As the financing requirements of the Company increased, reflecting the growth in the Company's acquisition activity and new store development, the Original Credit Agreement was amended and restated commensurately. Each subsequent change provided the Company with increased availability of revolving and/or term loan borrowings (including additional term loans), which were used for capital expenditures, working capital needs and general corporate purposes.

        In June 2001, the Company completed a follow-on equity offering that raised proceeds of $130.4 million. These proceeds were used to reduce revolver borrowings and to retire portions of its term loans under the Original Credit Agreement. As a result of this equity offering and the related improvements in the Company's leverage ratios and reductions in outstanding borrowings under the Original Credit Agreement, the Company negotiated improved financing terms and on July 10, 2001, the Company entered into the Fourth Amended and Restated Credit Agreement (the "Senior Credit Agreement").

        The Senior Credit Agreement resulted in a refinancing of the Company's then outstanding Term B and Term C loans into a new Term B loan with reduced LIBOR margins and an extended maturity date. The LIBOR margin on the new Term B loan was reduced to 2.50% from 3.00% on the Term B and Term C loans in effect prior to the refinancing. Additionally, the Senior Credit Agreement provided for an increase in permitted revolver borrowings from $60.0 to $100.0 million of which $80.0 million was made available as of the date of the refinancing. Annual permitted capital expenditures were increased from $30.0 to $50.0 million and certain restrictive covenants were modified to provide the Company with additional flexibility.

        On July 21, 2003, the Company completed the refinancing of the Senior Credit Agreement. The new credit facility (the "Credit Agreement") is an asset-based revolving loan under which all of the Company's cash receipts are swept daily into a concentration account under the control of the administrative agent for the lenders and applied to reduce any outstanding revolver borrowings. This credit facility uses a pre-determined percentage of the current value of the Company's inventory and selected accounts receivable to calculate the availability of funds eligible to be borrowed up to an aggregate principal amount of $200.0 million. The obligations of the Company under the Credit Agreement are secured by substantially all of the assets of the Company. In addition, the Credit Agreement has been guaranteed by each of the Company's corporate subsidiaries, and such guarantees are secured by substantially all assets of such guarantors. The guarantees of the subsidiary guarantors are full and unconditional, joint and several. The Credit Agreement matures on July 20, 2008.

        Under this new facility, approximately $103.5 million was borrowed and used to repay in full the outstanding balances of Term A, Term B and revolver borrowings under the Senior Credit Agreement, as well as accumulated interest to the repayment date and certain expenses associated with the new financing. At December 27, 2003, there was $70.4 million outstanding under the revolving credit facility, and approximately $122.9 million of remaining availability, net of $2.1 million reserved for standby letters of credit. Borrowings under the Credit Agreement are principally LIBOR-based. The margin on these borrowings is fixed at 1.75% for the first year, and is subject to a sliding scale adjustment thereafter, based on remaining levels of availability.

        The Credit Agreement contains a single fixed charge coverage requirement which only becomes applicable when borrowings exceed 90 percent of the borrowing base, as defined in the Credit Agreement. Borrowings under the new Credit Agreement have not exceeded 90 percent of the borrowing base and as a result, the fixed charge covenant did not become applicable during the period. There are no credit ratings related triggers in the Credit Agreement or in the indenture related to the Convertible Notes.

        2.1478% Senior Convertible Notes due April 16, 2022:    On April 16, 2002, the Company completed an offering of $381.5 million aggregate principal amount of Senior Convertible Notes maturing on April 16, 2022 (the "Convertible Notes"). The Convertible Notes were issued at a price of $572.76 per note (57.276% of the principal amount at maturity) and pay cash interest at the rate of 2.1478% per year on the principal amount at maturity, payable semi-annually in arrears on April 16 and October 16 of each year beginning on October 16, 2002, until April 16, 2007. After that date, interest will accrue on the notes as amortization of the original issue discount representing a yield to maturity of 3.75% per year, computed on a semi-annual bond equivalent basis. In December 2002, the Company repurchased a total of $30.5 million principal value of the Convertible Notes at an average purchase price of $486.99 per $1,000 note, resulting in the remaining net outstanding balance of $201.0 million.

        Under the terms of the indenture governing the senior convertible notes, the Acquisition constituted a change of control, which required us to make an offer to repurchase those notes. On August 12, 2004, we commenced a cash tender offer to repurchase those notes in accordance with the indenture. Pursuant to that offer, on September 13, 2004, we completed the repurchase of a total of approximately $350.9 million aggregate principal amount at maturity of the notes for a cash purchase price of approximately $204.1 million, which represented 100% of the accreted principal amount of the notes purchased, plus accrued but unpaid interest. Following completion of the tender offer, $55,000 principal amount at maturity of those notes remains outstanding. Payment for the notes was made with cash on hand, which was provided primarily from our borrowings under our amended asset-based revolving loan facility and our senior term loan facility, which we entered into in connection with the Acquisition.

        9.25% Senior Subordinated Notes due February 15, 2008:    In 1998, the Company issued $80.0 million aggregate principal amount of Senior Subordinated Notes, which bore interest at a rate of 9.25% per annum, payable semi-annually in arrears on each February 15 and August 15, beginning on August 15, 1998 and which were to mature on February 15, 2008. The Senior Subordinated Notes represented senior subordinated unsecured obligations of the Company. The Company's payment obligations under the Senior Subordinated Notes were guaranteed on a senior subordinated basis by all of the Company's present and future subsidiaries.

        On June 3, 2002, the Company completed a Tender Offer, in which $78.4 million of the total $80.0 million of Senior Subordinated Notes outstanding were tendered. In satisfying this Tender Offer, the Company paid a total of $87.1 million from the balance of the proceeds of the 2002 Offering. This payment was composed of principal value ($78.4 million), premium payments ($6.5 million) and accrued interest earned from February 16, 2002 through the payment date ($2.2 million). On February 18, 2003, the Company retired the remaining $1.6 million principal amount of the outstanding Senior Notes. The total cash outlay required for this retirement, including principal ($1.6 million), early termination premiums ($0.1 million) and accrued interest earned from August 15, 2002 to the payment date ($0.1 million), amounted to approximately $1.8 million.

        At December 27, 2003, the aggregate maturities of debt are as follows: (dollars in thousands):

2004	$—
2005	—
2006	—
2007	—
2008	70,353
Thereafter	201,032

$271,385

10.    Capital Lease Obligation

        As of December 27, 2003, the present value of the capital lease obligation was $1.3 million. Such obligation is payable in monthly installments and bears interest at a rate of 9.3%. At December 27, 2003, the aggregate maturity of the capitalized lease obligation is as follows (in thousands):

2004	$422
2005	462
2006	507
2007	134
2008	—

$1,525

11.    Other Non-current Liabilities

        Other non-current liabilities are summarized as follows (in thousands):

	December 27, 2003	December 28, 2002
Deferred non-cash rent	$42,918	$34,467
Labor contingency	12,600	—
Deferred income	6,866	7,537
Other	531	489

	$62,915	$42,493

        Deferred income primarily consists of various vendor rebates and real estate-related income to be recognized over the lives of the respective agreements.

12.    Stockholders' Equity

        Preferred Stock—The Company's preferred stock is composed of two separate issues: (a) Preferred stock, par value $0.01 per share, consisting of 5,000,000 authorized shares, of which there were no shares issued or outstanding at December 27, 2003, and (b) Series A preferred stock, par value $0.01 per share, consisting of 75,000 authorized shares, of which there were no shares issued or outstanding at December 27, 2003. The Series A preferred shares are reserved for issuance in the event that the Shareholder Rights Plan is enacted in response to a potential attempted change of control.

        The Company's Board of Directors has the authority, without further action of the shareholders of the Company, to issue shares of preferred stock in one or more series and to fix or determine the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences, and the number of shares constituting any series.

        The Company's Board of Directors, without shareholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power of holders of common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may have the effect of discouraging, delaying, or preventing a change in control of the Company.

        Common Stock—The Company's authorized common stock, par value $.01 per share, consists of 75,000,000 shares of which 24,403,550 shares were issued and outstanding at December 27, 2003.

        Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. Subject to the rights of the holders of any shares of preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for dividend distribution at such times and in such amounts as the Board of Directors may from time to time determine. The shares of common stock are not redeemable or convertible, and the holders of the common shares have no pre-emptive or subscription rights to purchase any securities of the Company.

        Upon liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to receive on a pro-rata basis the assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to the preferential rights of any holders of preferred stock.

        On June 13, 2001, the Company completed a follow-on equity offering which included 4,000,000 primary shares and 4,050,000 secondary shares of its common stock. This resulted in $130.4 million net proceeds to the Company after deducting various expenses related to the offering. In addition, the Company received proceeds of $0.5 million resulting from the exercise of stock options related to a portion of the shares of selling stockholders sold as secondary shares in the offering. The net proceeds to the Company from the sale of the primary shares, together with the proceeds it received from the related exercise of stock options, were used to repay a portion of amounts outstanding under the Company's then existing Senior Credit Agreement. The secondary shares were sold by certain selling stockholders primarily affiliated with private equity funds managed by Credit Suisse First Boston ("CSFB") as well as by certain members of management.

        Shareholder Rights Plan—On September 12, 2002, the Company entered into a Shareholder Rights Plan with EquiServe Trust Company, N.A., as rights agent, pursuant to which rights to purchase the Company's series A preferred stock were distributed to holders of the Company's common stock on September 30, 2002. The Company entered into an amendment to the Shareholder Rights Plan on December 19, 2003 to correct a typographical error in the Shareholder Rights Plan. The purpose of the Shareholder Rights Plan is to ensure that any strategic transaction undertaken by the Company will be one in which all stockholders can receive fair and equal treatment and to guard against partial tender offers, open market accumulations and other abusive tactics that might result in unequal treatment of stockholders.

        Generally, the rights become exercisable only if a person or group acquires 15% or more of the Company's common stock or announces the commencement of, or an intention to make, a tender offer or exchange offer that may result in any person or group becoming the owner of 15% or more of the Company common stock.

        Under the Shareholder Rights Plan, a merger or other acquisition transaction that would otherwise trigger the Shareholder Rights Plan may be pre-approved by the Company's board of directors, in which case the rights of rights holders under the Shareholder Rights Plan are terminated. If a person or group acquires a block of 15% or more of the Company's common stock in connection with an offer or transaction which has not been pre-approved by the Company's board of directors, each right will then entitle its holder (but not a holder of 15% or more of the Company's common stock) to purchase the number of shares of the Company's common stock having a market value of twice the right's purchase price. The planned merger with Duane Reade Acquisition was pre-approved by the Company's board of directors (with Mr. Cuti not participating) and therefore the rights will not be triggered by the merger agreement or the merger and the rights will automatically terminate in the event of the consummation of the merger.

        The rights have no voting privileges prior to exercise and the board of directors may terminate the Shareholder Rights Plan at any time or redeem outstanding rights at a price of $0.01 per right at any time prior to a person or group acquiring beneficial ownership of 15% or more of the Company's outstanding common stock. The rights expire on September 30, 2012, subject to the Company's right to extend such date, unless earlier redeemed or exchanged by the Company or terminated.

13.    Income Taxes

        The income tax provision, before the cumulative effect of an accounting change, for the fiscal years ended December 27, 2003, December 28, 2002 and December 29, 2001 consists of the following (in thousands):

	December 27, 2003	December 28, 2002	December 29, 2001
Current:
Federal	$1,059	$11,948	$8,906
State & Local	2,910	1,379	1,018
Deferred:
Federal	993	2,000	5,060
State & Local	(2,781)	(1,200)	1,123

	$2,181	$14,127	$16,107

        Deferred tax assets and liabilities are determined based on the difference between the book and tax bases of the respective assets and liabilities at December 27, 2003 and December 28, 2002 and are summarized as follows (in thousands):

	December 27, 2003	December 28, 2002
Deferred tax assets (liabilities)—current:
Deferred income	$1,574	$1,635
Inventories	759	(1,249)
Reserves	2,224	1,331
Other, net	3,593	3,699

	$8,150	$5,416

Deferred tax assets (liabilities)—non-current:
Deferred rent	$18,881	$14,821
Depreciation and amortization	(22,562)	(8,705)
Labor contingency	5,755	—
Settlements	(961)	(876)
Alternative minimum tax credits	1,674	1,452
Wage-based and other tax credits	8,006	5,452
Other, net	(5,250)	(5,655)

	$5,543	$6,489

Total net deferred tax assets	$13,693	$11,905

        The provision for income taxes for the fiscal years ended December 27, 2003, December 28, 2002 and December 29, 2001 differs from the amounts of income tax determined by applying the applicable U.S.

statutory federal income tax rate to pre-tax accounting income as a result of the following (dollars in thousands):

	December 27, 2003		December 28, 2002		December 29, 2001
Pre-tax accounting income	$7,255	100.0%	$38,966	100.0%	$40,837	100.0%

Statutory rate	2,539	35.0	13,638	35.0	14,293	35.0
State and local taxes, net of federal tax benefit	1,114	15.4	1,494	3.8	1,885	4.6
Goodwill amortization	—	—	—	—	977	2.4
Employment tax credits	(1,818)	(25.1)	(1,439)	(3.7)	(1,155)	(2.8)
Other	346	4.8	434	1.1	107	0.3

Effective tax rate	$2,181	30.1%	$14,127	36.3%	$16,107	39.4%

        The amounts presented for the 2002 and 2001 fiscal years differ from amounts disclosed in previous Annual Reports on Form 10-K as a result of the reclassification of after-tax extraordinary charges to pre-tax debt extinguishment charges, in accordance with the provisions of FAS 145. Note 1 to the Consolidated Financial Statements provides additional information with respect to this reclassification.

        The increase in 2003 in state and local taxes, net of federal tax benefit, as a percentage of pre-tax income is attributable to New York State tax legislation that became effective January 1, 2003.

        Employment tax credits represent the benefits earned by the Company for its participation in various Federal and state hiring incentive programs. These benefits are based on the number of qualifying employees hired and retained by the Company for a specified time period. Employees qualify for these hiring programs primarily as a result of their enrollment in various economic assistance programs. The annual increase in the value of the employment tax credits reflects the hiring of additional qualifying employees from year to year as a result of the Company's continuing expansion and its ongoing presence in economically challenged regions within the New York metro area.

14.    Commitments and Contingencies

        Leases:    Duane Reade leases most of its store facilities under operating lease agreements expiring on various dates through the year 2033. In addition to minimum rentals, certain leases provide for annual increases based upon real estate tax increases, maintenance cost increases and inflation. Rent expense, including non-cash deferred rent, real estate taxes and other rent-related costs and income for the fiscal years ended December 27, 2003, December 28, 2002 and December 29, 2001 was $120.8 million, $99.4 million and $84.0 million, respectively.

        Minimum annual cash rent obligations under non-cancelable operating leases at December 27, 2003 (including obligations under new store leases entered into but not opened as of December 27, 2003) are as follows (in thousands):

2004	$111,028
2005	110,579
2006	108,469
2007	104,413
2008	97,593
2009 to 2013	399,184
2014 to 2018	205,984
2019 to 2023	57,113
2024 to 2028	839
2029 to 2033	700

Total	$1,195,902

        Litigation:    The Company is party to legal actions arising in the ordinary course of business. Based on information presently available to management, the Company believes that it has adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the financial position, results of operation or cash flows of the Company. In addition, the Company is a party to the following legal actions and matters:

        During 2002, the Company initiated a legal action against its former property insurance carrier in Federal Court in the Southern District of New York, in an attempt to recover what the Company believes to be a fair and reasonable settlement for the business interruption portion of its claim originating from the September 11, 2001 World Trade Center terrorist attack, during which the Company's single highest volume and most profitable store was completely destroyed. In September 2003, a trial on certain issues was held regarding some of the matters at issue in the litigation, including whether the Company would have obtained a renewal of its lease at the World Trade Center. The Company has received a favorable ruling on this and other legal issues in the case and now the matter has moved into an appraisal process. The appraisal process involves two appraisers and an umpire (to resolve differences between the two appraisers) who will determine the amount of insured loss the Company has sustained. The insurance carrier has appealed a number of the rulings by the trial court. In light of both the early stage of the appraisal process and the inherent uncertainty in litigation relating to the appeal, the amount of additional insurance proceeds, if any, that the Company may collect under the terms of its insurance contract with the defendant cannot be reasonably predicted or determined at this time. In fiscal 2002, the Company received an advance of approximately $9.4 million toward its business interruption claim that was recognized as a separate component of income in the accompanying consolidated statement of income. Based upon the terms of the $9.4 million payment, in the event of an unfavorable outcome to the Company, this amount would not be required to be returned to the insurance company.

        The Company, Anthony J. Cuti, its Chairman, President and Chief Executive Officer, John K. Henry, its Senior Vice President and Chief Financial Officer, and Gary Charboneau, its Senior Vice President of Sales and Marketing, have been named as defendants in connection with the consolidation of several class action complaints alleging violations of the federal securities laws that were filed from August 2002 through

October 2002. The action, which is in the United States District Court for the Southern District of New York, is on behalf of shareholders who purchased Duane Reade Inc.'s common stock between April 1, 2002 and July 24, 2002, inclusive. The complaint, which seeks an unspecified amount of damages, alleges that the defendants violated the federal securities laws by issuing materially false and misleading statements during the class period. On December 1, 2003, the district judge granted the Company's motion to dismiss the plaintiff's action, with prejudice. The plaintiffs have appealed the decision. The Company continues to believe that the plaintiffs' actions are completely baseless and wholly without merit, and intends to continue to vigorously defend itself.

        The Company is a defendant in a class action suit in the Federal Court for the Southern District of New York regarding alleged violations of the Fair Labor Standards Act as to a group of individuals who provided delivery services on a contract basis to the Company. In December 2002, the judge in the action issued a partial summary judgment in favor of a subclass of the plaintiffs and against the Company. In December 2003, the Company settled the issue of the amount of liability to the plaintiffs without any admission of wrongdoing and in an amount consistent with the Company's previously established reserves. The amount of attorney's fees owed to the plaintiffs' attorneys remains an open issue in the case, and the Company plans to vigorously defend claims by these attorneys for fees. It is not anticipated that the amount of attorneys fees that would be required to be paid in this matter would be material to the business and operations of the Company.

        The Company is a party to related lawsuits, Irving Kroop, et al v. Duane Reade, NY, NY et al, 00 Civ. 9841, et al., instituted by the trustees of several union benefit funds wherein the funds claim that the Company did not make certain required contributions to these funds from January 2000 through August 2001. The plaintiffs have recently filed a motion seeking summary judgment of $2.29 million of claims for alleged underfunding and related penalties and interest. In addition, at various times, the plaintiffs have stated that they believe the Company may owe additional amounts. However, any additional amounts that the plaintiffs may claim are not known at this time. The Company has filed a motion opposing these claims. The Company believes that it has made sufficient contributions to these funds and that it has meritorious defenses to the claims being made by these funds. Accordingly, the Company intends to vigorously defend itself in these matters. At this time, it is not possible to determine the ultimate outcome of this case or the actual amount of liability the Company may face, if any.

        The Company is involved in an ongoing dispute with Cardinal Health, one of its former suppliers of pharmaceutical products. Both parties have claims against the other involving, among other things, breach of contract, promissory estoppel and unjust enrichment. Duane Reade is seeking from Cardinal an unspecified amount of damages and punitive damages of at least $20 million. Cardinal is seeking approximately $18 million in damages plus attorney's fees and interest. While there can be no definitive assurance, the Company believes it has counterclaims that offset the claims against it by Cardinal, as well as meritorious defenses to these claims, and plans to vigorously pursue its affirmative claims and to vigorously defend itself in this action. Non-party discovery in this case has been concluded and it is expected to go to trial sometime in 2004.

        The Company is involved in litigation related to a dispute with the Allied Trades Council, a union representing employees in 139 of its stores. This litigation is more fully described in Note 20 to the consolidated financial statements.

        During 2001, the Company concluded the settlement of an arbitration proceeding related to the 1998 acquisition of Rock Bottom Stores, Inc. Settlement proceeds amounting to $6.0 million were received in full on October 4, 2001. The settlement was attributed to litigation-related costs ($3.7 million), goodwill ($1.3 million), and interest income ($1.0 million).

        A New York State Tax Appeals Tribunal ruling in a matter involving another company may have an adverse impact upon our New York State Franchise Tax filings from years 1999 through 2002. This matter relates to the required combination of affiliated subsidiaries in recognizing royalty fee and related income for intangible property. The ruling of the Tribunal is subject to further legal appeal and interpretation in light of our own specific facts and circumstances. The outcome of this matter, and the resulting amount of additional income tax expense, if any, cannot be determined by us at this time.

        Litigation Relating to the Merger Transaction:    Duane Reade is aware of six purported class action complaints challenging the merger transaction that have been filed in the Court of Chancery of the State of Delaware, referred to as the "Delaware Complaints," and three purported class action complaints that have been filed in the Supreme Court of the State of New York, referred to as the "New York Complaints." Two of the New York Complaints have been dismissed without prejudice. On January 28, 2004, the six Delaware actions were consolidated. The Delaware Complaints name Mr. Cuti and certain other members of Duane Reade's board of directors and executive officers as well as Duane Reade as defendants. Four of the Delaware Complaints name Oak Hill as a defendant. The New York Complaints name Mr. Cuti and certain other members of Duane Reade's board of directors and executive officers as well as Duane Reade as defendants. One of the dismissed New York Complaints named Oak Hill as a defendant.

        The Delaware Complaints and the pending New York Complaint allege, among other things, that the defendants purportedly breached duties owed to Duane Reade's stockholders in connection with the merger transaction by allegedly failing to: (1) appropriately value Duane Reade as a merger candidate; (2) expose Duane Reade to the marketplace in an effort to obtain the best transaction reasonably available; and (3) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value. Plaintiffs seek, among other things: (a) an order that the complaints are properly maintainable as a class action; (b) a declaration that defendants have breached their fiduciary duties and other duties; (c) injunctive relief; (d) unspecified monetary damages; (e) attorneys' fees, costs and expenses; and (f) such other and further relief as the court may deem just and proper. Duane Reade believes these lawsuits are without merit and plans to defend these lawsuits vigorously. For more information regarding these complaints, please see "Prospectus Summary—Recent Developments."

        Management Agreements:    The Company has employment agreements with several of its executives providing, among other things, for employment terms of up to three years. Pursuant to the terms of such employment and related agreements, the Company may be obligated for certain compensation and benefits in the event of termination.

        On August 12, 2002, Anthony J. Cuti, the Company's Chairman, President and CEO and the Compensation Committee of the Board of Directors executed an amended and restated employment agreement (the "Employment Agreement") extending the term of Mr. Cuti's employment to December 31, 2004. The Employment Agreement provided for a continuation of his then existing salary of $750,000 per annum through December 31, 2002 and an increase to $850,000 per annum for calendar year 2003. Thereafter the Board of Directors may increase, but not decrease, Mr. Cuti's base salary. In addition, on each January 1 beginning with January 1, 2004, the rate of Mr. Cuti's base salary will be increased by the percentage increase in the Consumer Price Index For All Urban Consumers respecting New York, New York, as published by the Bureau of Labor Statistics for the 12-month period preceding such date. The Employment Agreement also provides for a continuation of annual incentive bonuses of up to 200% of Mr. Cuti's base salary if certain maximum performance targets are achieved. The Employment Agreement provides for an additional long-term cash target award of $975,000 if the maximum performance targets for both 2003 and 2004 are achieved. Mr. Cuti will also receive an increase in his annual supplemental employment retirement benefit to 50% of his maximum salary and annual incentive bonus increased by 2% for each full or partial year after age 60 that Mr. Cuti provides services to the Company as an employee or in any other capacity in which he is actively engaged by the Company as a director or consultant. As a result, the Company has increased the previously existing split dollar life insurance policy in an amount sufficient to yield the annual retirement benefits to Mr. Cuti. The Company believes that this split dollar life insurance policy complies with the provisions of the Sarbanes-Oxley Act; however, there can be no assurance that future interpretations or guidance to be provided by the SEC or other regulatory body concerning this Act will concur. Under terms more fully described in the Employment Agreement, upon Mr. Cuti's termination of employment for reasons other than cause, Mr. Cuti would be entitled to severance benefits equal to five years of his maximum base salary and incentive bonus (the "Severance Amount"), plus an additional 60% of the Severance Amount.

        On November 9, 1998, the Company extended a $2.0 million loan to Mr. Cuti. At December 27, 2003, Mr. Cuti had fully repaid all outstanding notes payable to the Company. Note 17 to these consolidated financial statements provides additional information regarding this transaction.

15.    Benefit Plans

        1992 Stock Option Plan—On October 12, 1992, the Company adopted the 1992 Stock Option Plan of Duane Reade Holding Corp. (the "Plan"). Under the Plan, a committee designated by the Board of Directors to administer the Plan (the "Committee") may grant, to executives and other key employees of the Company, nonqualified stock options to purchase up to an aggregate of 510,757 shares of common stock of the Company at an exercise price fixed by the Committee. The options are exercisable at such time or times as the Committee determines at or subsequent to grant. The term of the options set by the Committee shall not exceed 10 years. The Plan has been frozen with respect to future grants.

        At December 27, 2003, there were outstanding nonqualified stock options to purchase up to an aggregate of 26,565 shares of common stock, all of which are vested.

        Changes in options outstanding (including options granted outside the Plan) during 2003, 2002 and 2001 are summarized as follows:

	1992 Stock Option Plan
	Option price per share
	$0.58	$7.34- $12.77	$29.37	$40.86	Total Options	Wtd. Avg. Exercise Price
Options outstanding, December 30, 2000	406,353	71,702	13,783	15,156	506,994	$3.56
Options exercised	(168,000)	(68,952)	(2,745)	—	(239,697)	$2.87

Options outstanding, December 29, 2001	238,353	2,750	11,038	15,156	267,297	$4.18
Options exercised	(90,000)	—	—	—	(90,000)	$0.58
Options cancelled	(3)	(5)	(1,100)	(3,845)	(4,953)	$38.26

Options outstanding, December 28, 2002	148,350	2,745	9,938	11,311	172,344	$5.08
Options exercised	(124,530)	—	—	—	(124,530)	$0.58
Options cancelled	—	—	(9,938)	(11,311)	(21,249)	$35.49

Options outstanding, December 27, 2003	23,820	2,745	—	—	26,565	$1.84

Weighted average exercise price	$0.58	$12.77	$—	$—	$1.84
Weighted average remaining contractual life of outstanding options	2.8 years	1.3 years	—	—	2.7 years
Options exercisable at December 27, 2003	23,820	2,745	—	—	26,565
Weighted average exercise price of exercisable options	$0.58	$12.77	$—	$—	$1.84

        1997 Equity Participation Plan—During 1997, the Company adopted an Equity Participation Plan (the "1997 Equity Participation Plan"), as amended, which provides 3,971,181 options for shares of common stock of the Company to be granted to employees, consultants and non-employee directors of the Company. At December 27, 2003, options for 2,832,957 shares have been granted (net of options for 1,546,012 shares that have been cancelled) to employees and certain non-employee directors. Under the plan, options granted to employees generally vest 20% on each of the first through fifth anniversaries of the issue date, with some options subject to accelerated vesting if certain performance targets are achieved.

        Changes in options outstanding under the Equity Participation Plan during 2003, 2002 and 2001 are summarized as follows:

	1997 Equity Participation Plan
	Option price per share
	$8.33- $15.77	$16.50- $19.93	$21.24- $29.38	$31.10- $38.75	Total Options	Wtd. Avg. Exercise Price
Options outstanding, December 30, 2000	1,016,340	96,100	797,696	44,000	1,954,136	$16.28
Options granted	—	—	—	184,000	184,000	$31.71
Options exercised	(116,940)	(26,200)	(32,135)	—	(175,275)	$12.50
Options cancelled	—	(1,800)	(21,071)	—	(22,871)	$25.43

Options outstanding, December 29, 2001	899,400	68,100	744,490	228,000	1,939,990	$17.97
Options granted	5,000	25,000	545,350	54,000	629,350	$26.85
Options exercised	(35,268)	(11,700)	(28,050)	—	(75,018)	$15.44
Options cancelled	—	(5,700)	(17,231)	(80,550)	(103,481)	$29.65

Options outstanding, December 28, 2002	869,132	75,700	1,244,559	201,450	2,390,841	$19.88
Options granted	85,000	1,323,947	—	—	1,408,947	$16.48
Options exercised	(241,278)	—	—	—	(241,278)	$8.33
Options cancelled	(1,512)	(37,100)	(1,133,074)	(186,450)	(1,358,136)	$26.55

Options outstanding, December 27, 2003	711,342	1,362,547	111,485	15,000	2,200,374	$14.85

Weighted average exercise price	$9.23	$16.55	$27.66	$31.71	$14.85
Weighted average remaining contractual life of outstanding options	4.2 years	9.6 years	5.8 years	7.5 years	7.7 years
Options exerciseable at December 27, 2003	622,342	38,600	76,428	6,000	743,370
Weighted average exercise price of exerciseable options	$8.34	$16.50	$27.88	$31.71	$10.96

        Stock Option Exchange Offer—On February 27, 2003, the Company offered each eligible employee the opportunity to exchange all of his or her currently outstanding options to purchase shares of the Company's common stock granted under the 1992 Stock Option Plan or the 1997 Equity Participation Plan with an exercise price equal to or in excess of $16.00 per share (other than certain options granted on May 7, 1999 pursuant to the Company's Deferred Compensation Stock Grant Program). At the close of the offer on March 27, 2003, the Company accepted for exchange and cancellation options to purchase an aggregate of 1,337,449 shares of common stock. On October 1, 2003, the Company granted 1,320,947 options to replace those previously exchanged. Each new option issued as a result of the exchange has an exercise price of

$16.55 per share, reflecting the average closing price of the Company's common stock as reported on the New York Stock Exchange for the five day trading period ending immediately prior to the October 1, 2003 grant date. Each new option has a ten year term and vests in three equal annual installments, beginning on the first anniversary of the date of grant, except under certain change of control events, in which case the new options immediately become fully vested. The difference between the number of options originally exchanged and the number of options issued on October 1, 2003 represents options held by individuals who resigned or were terminated prior to the grant date and whose options were not reissued. This grant of stock options is considered non-compensatory, as the closing price of the Company's common stock on the grant date, $16.30 per share, was less than the exercise price of the options granted.

        401(k) Profit-Sharing Plan—The Company maintains an employee savings plan, pursuant to Section 401(k) (the "401(k) Plan") of the Internal Revenue Code ("IRC"), which, prior to January 1, 2002, covered substantially all non-union employees other than key employees as defined by IRC, and, effective January 1, 2002, became available to certain union employees. Eligible participating employees may contribute up to 10% of their pre-tax salaries, subject to certain IRC limitations. At the present time, the Company's common stock is not available as an investment option to participants under this plan. The 401(k) Plan, as amended, provides for employer matching contributions at the discretion of the Company (to a maximum of 1% of eligible pre-tax salaries) and has a feature under which the Company may contribute additional discretionary amounts for all eligible employees. During the fiscal years ended December 27, 2003, December 28, 2002 and December 29, 2001, the Company incurred expenses of $0.4 million, $0.3 million and $0.3 million, respectively, related to employer matching contributions.

        Organized Labor Benefit Plans—Duane Reade's collective bargaining agreements with Local 340A New York Joint Board, UNITE AFL-CIO and the International Brotherhood of Teamsters, Chauffeurs and Warehousemen and Helpers of America, Local 815 require certain contributions to multi-employer pension and welfare benefit plans for certain of its employees. For the fiscal years ended December 27, 2003, December 28, 2002 and December 29, 2001, the expenses for such plans were $5.6 million, $5.7 million and $8.4 million, respectively. The 2001 contributions also included amounts required under the Company's existing Allied Trades Council collective bargaining agreement. The Company, Allied Trades Council and the trustees of those Allied Trades Council plans are in litigation concerning the Company's contributions to those plans. See Note 20 to the consolidated financial statements for a more detailed explanation.

16.    Debt Extinguishment Charges

        During the 52 weeks ended December 27, 2003, the Company recorded total debt extinguishment charges of $0.8 million, which consisted of the following: (1) $0.7 million, representing the accelerated amortization of the remaining deferred financing costs associated with the term loan and revolving borrowings that were fully repaid as a result of the refinancing of the Company's Senior Credit Agreement with an asset-based revolving loan agreement, and (2) $0.1 million, representing the premium paid to the holders of the Senior Subordinated Notes and the accelerated amortization of deferred financing costs associated with the $1.6 million principal amount of the Senior Subordinated Notes that were retired.

        During the 52 weeks ended December 28, 2002, the Company recorded total debt extinguishment charges of $11.4 million, which consisted of the following: (1) $3.0 million, reflecting the accelerated amortization of deferred financing costs related to (a) loans under the Senior Credit Agreement that were repaid with the proceeds of the offering of Convertible Notes, (b) Senior Subordinated Notes that were purchased pursuant to a tender offer completed in June 2002, and (c) the December 2002 repurchase of a portion of the Convertible Notes, (2) $7.0 million associated with the payment of consent premiums and other expenses related to the tender offer, (3) $4.0 million related to the termination of the interest rate swap agreement tied to interest expenses on the loans under the Senior Credit Agreement that were retired with proceeds from the Convertible Notes offering, and (4) a gain of $2.6 million related to the repurchase of a portion of the outstanding Convertible Notes.

        During the 52 weeks ended December 29, 2001, the Company recorded total debt extinguishment charges of $2.6 million, which consisted of the following: (1) $1.0 million, reflecting the accelerated amortization of deferred financing costs related to loans under the Company's Senior Credit Agreement that were repaid with the proceeds from the secondary stock offering, and (2) $1.6 million, reflecting the accelerated amortization of deferred financing costs related to loans under the Company's Senior Credit Agreement that were refinanced as a result of the implementation of the Fourth Amended and Restated Credit Agreement.

17.    Related Party Transactions

        On July 10, 2001, the Senior Credit Agreement was amended and restated, for which DLJ Funding acted as the manager and syndication agent and for which DLJ received a customary funding fee of $1.8 million.

        In connection with the 2001 Offering, CSFB (an affiliate of a significant shareholder) served as the lead underwriter and received customary fees paid by the Company in the amount of approximately $2.7 million, for underwriting services related to sales of the primary shares. In addition, the DLJ Entities sold a total of 3,740,000 shares of common stock in the 2001 Offering, including an additional 995,000 shares pursuant to the exercise by the underwriters of an over-allotment option, and the total net proceeds to such DLJ Entities were approximately $122.8 million.

        On November 9, 1998, upon unanimous approval of the Board of Directors of the Company, the Company extended a $2.0 million loan (the "CEO Loan") to the Company's Chief Executive Officer (the "Executive"). The CEO Loan bore interest at the rate of interest paid by the Company on its revolving loans outstanding under the Senior Credit Agreement. Thereafter, the CEO Loan would bear interest at LIBOR plus 300 basis points. As of December 27, 2003, the Executive repaid the Company in full for the total value of the principal and accumulated interest calculated to the repayment date, amounting to approximately $2.8 million.

        In 1998, the DLJ Entities extended a $1.0 million loan to Mr. Cuti. On December 19, 2002, Mr. Cuti repaid the Company in full for the combined amount of the four then outstanding promissory notes resulting from the Company's four annual payments, on Mr. Cuti's behalf, of principal and accrued interest related to such loan. The total amount repaid to the Company amounted to approximately $1.3 million.

        The Company is party to a consulting agreement with Transportation Services International ("TSI"), an entity operated by Mr. Cuti's brother, Joseph Cuti. TSI provides various trucking, logistical and warehousing consultative services to Duane Reade. The Company's agreement with TSI is terminable by either party. Duane Reade's payments to TSI totaled approximately $0.1 million annually in each of the 2003, 2002 and 2001 fiscal years.

18.    Income Per Common Share

        The following table sets forth the computation of income per common share for the periods presented (in thousands, except per share amounts):

	Fiscal Years Ended
	December 27, 2003	December 28, 2002	December 29, 2001
Income before cumulative effect of accounting change	$5,074	$24,839	$24,730
Cumulative effect of accounting change, net	—	(9,262)	—

Net income	$5,074	$15,577	$24,730

Weighted average number of shares outstanding—basic	24,043	23,852	20,984
Dilutive potential securities	384	711	867

Weighted average number of shares outstanding—diluted	24,427	24,563	21,851

Per common share—basic
Income before cumulative effect of accounting change	$0.21	$1.04	$1.18
Cumulative effect of accounting change	—	(0.39)	—

Net income	$0.21	$0.65	$1.18

Per common share—diluted
Income before cumulative effect of accounting change	$0.21	$1.01	$1.13
Cumulative effect of accounting change	—	(0.38)	—

Net income	$0.21	$0.63	$1.13

19.    Selected Quarterly Information (Unaudited)

Quarter	December 27, 2003	December 28, 2002
	In thousands, except per share amounts
Sales
First	$333,622	$305,804
Second	355,146	324,754
Third	338,630	312,818
Fourth	356,430	331,075

Year	$1,383,828	$1,274,451

Gross profit
First	$70,189	$69,450
Second	76,975	68,486
Third	72,110	72,771
Fourth	77,462	75,711

Year	$296,736	$286,418

Income (loss) before cumulative effect of accounting change
First	$3,112	$5,262
Second	4,058	2,330
Third	1,906	7,784
Fourth	(4,002)	9,463

Year	$5,074	$24,839

Net income (loss)
First	$3,112	$(4,000)
Second	4,058	2,330
Third	1,906	7,784
Fourth	(4,002)	9,463

Year	$5,074	$15,577

Per common share (basic):
Income (loss) before cumulative effect of accounting change
First	$0.13	$0.22
Second	0.17	0.10
Third	0.08	0.33
Fourth	(0.17)	0.39

Year	0.21	1.04

Net income (loss)
First	$0.13	$(0.17)
Second	0.17	0.10
Third	0.08	0.33
Fourth	(0.17)	0.39

Year	0.21	0.65

Per common share (diluted):
Income (loss) before cumulative effect of accounting change
First	$0.13	$0.22
Second	0.17	0.09
Third	0.08	0.32
Fourth	(0.16)	0.39

Year	0.21	1.01

Net income (loss)
First	$0.13	$(0.16)
Second	0.17	0.09
Third	0.08	0.32
Fourth	(0.16)	0.39

Year	0.21	0.63

20.    Subsequent Events

      The Company is a party to a National Labor Relations Board ("NLRB") administrative proceeding regarding a dispute with the Allied Trades Council over whether a negotiating impasse was reached between the Company and the union in August of 2001. The Allied Trades Council represents employees in 139 of the Company's stores pursuant to a collective bargaining agreement that expired on August 31, 2001. The employees have been working pursuant to the terms of the Company's December 6, 2001 implemented contract with the ATC, which expires on August 31, 2004. The Company believes an impasse did in fact occur and as a result, the Company had the right to implement its latest contract proposal at that time which included wage increases, health and welfare benefits, vacation and sick benefits and a 401k retirement program. The Company discontinued making additional payments into the various funds associated with the union as it was providing many of these benefits on a direct basis and because its past contributions to these funds had caused these funds to be in a position of excessive overfunding. In addition, the Company had concerns that its past payments into these funds were not being managed in a way to ensure they were being properly utilized for the benefit of the Company's employees. On February 18, 2004, an Administrative Law Judge ("ALJ") who had reviewed various matters related to this proceeding issued a decision and related recommendation, which concluded that the parties were not at impasse. The remedies recommended by the ALJ included, among other things, a requirement for the Company to make its employees whole by reimbursing them for expenses ensuing from the failure to make contributions to the union funds and to make such funds whole, plus interest. If this recommendation is adopted by the full NLRB and enforced by the circuit court of appeals, it could result in the Company being required to contribute amounts that have yet to be determined into the union's pension benefit, health and welfare and vacation funds. Any potential required contributions resulting from a final judicial determination of this matter would potentially be subject to offset by the amounts that the Company had funded since it implemented its final contract proposal for these same benefits that were paid for its Allied Trades Council employees. Because this is just the first phase of a long and complicated administrative process likely to be followed by a full judicial review of all of the facts and circumstances, the final outcome cannot be reliably determined at this time. The ALJ's recommendation is not a binding order and has no force and effect of law. Rather, it is a recommendation to the full NLRB in Washington D.C., which will conduct a complete review at some point in the future and decide to uphold, reject or modify the recommendation. The full NLRB decision is also subject to judicial review by the circuit court of appeals and a compliance hearing before any financial remedy can be determined. While there can be no definitive assurance, the Company has been advised by its outside labor counsel that it has numerous meritorious defenses and arguments in response to the ALJ's recommendation.

        In light of the foregoing, while it is the Company's belief that the final financial outcome of this litigation cannot be determined at this time, under the provisions of Statement of Financial Accounting Standard ("FAS") No. 5 which addresses contingencies, the Company has recorded a pre-tax charge of $12.6 million for the year ended December 27, 2003. This represents the current best estimate of the loss that would result upon application of the ALJ's recommendation. The Company notes that such charge is based upon the best facts available to it at this time and, in the Company's opinion, such charge could be subject to significant modification in the future, upon review by the full NLRB, the Federal Circuit Court of Appeals, completion of a compliance hearing and any appeals relating to the outcome of that hearing. This charge reflects the amount of contributions that the Company did not make into the union benefit funds for the period from the August 31, 2001 expiration of the contract through December 27, 2003, reduced by a portion of the benefits the Company paid directly to or for the benefit of these employees over the same period. It also includes an interest cost for these net contributions from the date they would have been paid until the December 27, 2003 year end date. While this represents the Company's current best estimate of the ALJ's recommendation, the Company believes that the actual range of loss in this matter could be from $0, if the ALJ's recommendation is not followed, to approximately $27 million, if the ALJ's recommendation is upheld and there is no offset for any benefits paid over this period.

        Until such time as further legal developments warrant a change in the application of this accounting standard, or until this matter is resolved, the Company will also record additional non-cash pre-tax charges, which are calculated on the same basis as the charge recorded in the 2003 financial statements. The Company currently estimates that the charge in 2004 will approximate $4.4 million.

21.    Condensed Consolidating Financial Information of Subsidiary Guarantors and Co-Obligors

        The 9.75% Senior Subordinated Notes due 2011 are being co-issued by Duane Reade Inc. and Duane Reade GP, each of whom is considered a "co-obligor." Each of the Company's other subsidiaries, composed of DRI I Inc., Duane Reade International, Inc. and Duane Reade Realty, Inc., are guarantors of such notes. The guarantee of each subsidiary guarantor is full and unconditional and joint and several.

        The following condensed consolidating financial information for the Company presents the financial information of Duane Reade Inc., Duane Reade GP and the subsidiary guarantors, prepared on the equity basis of accounting. Such presentation is based on the Company's understanding and interpretation of Rule 3-10 under the Securities and Exchange Commission's Regulation S-X. The financial information may not necessarily be indicative of results of operations or financial position had the subsidiary guarantors operated as independent entities.

For the year ended December 27, 2003" Condensed Consolidating Income Statement
For the year ended December 27, 2003
(Predecessor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Net sales	$—	$1,383,828	$—	$—	$1,383,828
Cost of sales	—	1,087,092	—	—	1,087,092

Gross profit	—	296,736	—	—	296,736
Selling, general & administrative expenses	29	267,454	(39,573)	—	227,910
Labor contingency	—	12,600	—	—	12,600
Transaction expense	—	644	—	—	644
Depreciation and amortization	—	32,335	—	—	32,335
Store pre-opening expense	—	1,063	—	—	1,063

Operating (loss) income	(29)	(17,360)	39,573	—	22,184
Equity earnings in affiliates	(5,182)	—	225	4,957	—
Interest expense, net	20	14,097	—	—	14,117
Debt extinguishment	105	707	—	—	812

Income (loss) before income taxes	5,028	(32,164)	39,348	(4,957)	7,255
Income tax expense	(46)	(9,669)	11,896	—	2,181

Net income (loss)	$5,074	$(22,495)	$27,452	$(4,957)	$5,074

For the year ended December 28, 2002" Condensed Consolidating Income Statement
For the year ended December 28, 2002
(Predecessor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Net sales	$—	$1,274,451	$—	$—	$1,274,451
Cost of sales	—	988,033	—	—	988,033

Gross profit	—	286,418	—	—	286,418
Selling, general & administrative expenses	27	238,393	(39,907)	—	198,513
Insurance recovery	—	(9,378)	—	—	(9,378)
Depreciation and amortization	—	26,935	—	—	26,935
Store pre-opening expense	—	2,086	—	—	2,086

Operating (loss) income	(27)	28,382	39,907	—	68,262
Equity earnings in affiliates	(33,287)	—	14	33,273	—
Interest expense, net	3,381	14,544	—	—	17,925
Debt extinguishment	9,844	1,527	—	—	11,371

Income (loss) before income taxes and cumulative effect of accounting change	20,035	12,311	39,893	(33,273)	38,966
Income tax expense	(4,804)	4,463	14,468	—	14,127

Income (loss) before cumulative effect of accounting change	24,839	7,848	25,425	(33,273)	24,839
Cumulative effect of accounting change	9,262	9,262	—	(9,262)	9,262

Net income (loss)	$15,577	$(1,414)	$25,425	$(24,011)	$15,577

For the year ended December 29, 2001" Condensed Consolidating Income Statement
For the year ended December 29, 2001
(Predecessor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Net sales	$—	$1,143,564	$—	$—	$1,143,564
Cost of sales	—	871,215	—	—	871,215

Gross profit	—	272,349	—	—	272,349
Selling, general & administrative expenses	31	206,197	(33,256)	—	172,972
Depreciation and amortization	—	26,634	—	—	26,634
Store pre-opening expense	—	1,667	—	—	1,667

Operating (loss) income	(31)	37,851	33,256	—	71,076
Equity earnings in affiliates	(30,521)	—	(104)	30,625	—
Interest expense, net	7,674	19,949	—	—	27,623
Debt extinguishment	—	2,616	—	—	2,616

Income (loss) before income taxes	22,816	15,286	33,360	(30,625)	40,837
Income tax expense	(1,914)	4,904	13,117	—	16,107

Net income (loss)	$24,730	$10,382	$20,243	$(30,625)	$24,730

December 27, 2003" Condensed Consolidating Balance Sheet
December 27, 2003
(Predecessor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Assets
Current assets
Cash	$—	$1,204	$48	$—	$1,252
Receivables	114,834	4,864	2,383	(68,392)	53,689
Inventories	—	259,765	—	—	259,765
Deferred income taxes	48,454	9,669	—	(49,973)	8,150
Prepaid expenses and other assets	—	19,504	—	—	19,504

Total current assets	163,288	295,006	2,431	(118,365)	342,360
Investment in affiliates	161,109	—	(225)	(160,884)	—
Property and equipment	—	189,469	—	—	189,469
Goodwill, net	—	161,318	—	—	161,318
Deferred income taxes	5,543	—	—	—	5,543
Other assets	17,014	154,008	146,282	(228,468)	88,836

Total assets	$346,954	$799,801	$148,488	$(507,717)	$787,526

Liabilities and Stockholders Equity
Current liabilities
Accounts payable	$—	$85,258	$—	$—	$85,258
Accrued interest	—	1,633	—	—	1,633
Accrued expenses	9,633	17,856	—	—	27,489
Current portion of capital lease obligation	—	422	—	—	422

Total current liabilities	9,633	105,169	—	—	114,802
Long term debt	—	485,827	—	(214,442)	271,385
Capital lease obligation, less current portion	—	1,103	—	—	1,103
Deferred income taxes	—	—	11,896	(11,896)	—
Other non-current liabilities	—	62,915	—	—	62,915

Total liabilities	9,633	655,014	11,896	(226,338)	450,205
Stockholders equity
Common stock	244	—	—	—	244
Paid-in-capital	331,917	82,418	—	(82,418)	331,917
Retained earnings	5,160	62,369	136,592	(198,961)	5,160

Total stockholders equity	337,321	144,787	136,592	(281,379)	337,321

Total liabilities and stockholders equity	$346,954	$799,801	$148,488	$(507,717)	$787,526

December 28, 2002" Condensed Consolidating Balance Sheet
December 28, 2002
(Predecessor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Assets
Current assets
Cash	$—	$4,157	$26	$—	$4,183
Receivables	118,037	9,981	2,382	(68,392)	62,008
Inventories	—	220,338	—	—	220,338
Deferred income taxes	43,493	—	—	(38,077)	5,416
Prepaid expenses and other assets	—	16,006	—	—	16,006

Total current assets	161,530	250,482	2,408	(106,469)	307,951
Investment in affiliates	155,926	—	(14)	(155,912)	—
Property and equipment	—	169,507	—	—	169,507
Goodwill, net	—	160,403	—	—	160,403
Deferred income taxes	6,489	—	—	—	6,489
Other assets	17,045	150,314	106,732	(188,918)	85,173

Total assets	$340,990	$730,706	$109,126	$(451,299)	$729,523

Liabilities and Stockholders Equity
Current liabilities
Accounts payable	$—	$57,776	$—	$—	$57,776
Accrued interest	56	2,136	—	—	2,192
Accrued expenses	9,445	18,008	—	—	27,453
Current portion of long term debt	—	3,962	—	—	3,962
Current portion of capital lease obligation	—	472	—	—	472

Total current liabilities	9,501	82,354	—	—	91,855
Long term debt	1,621	437,053	—	(174,892)	263,782
Capital lease obligation, less current portion	—	1,525	—	—	1,525
Deferred income taxes	—	4,463	14,468	(18,931)	—
Other non-current liabilities	—	42,493	—	—	42,493

Total liabilities	11,122	567,888	14,468	(193,823)	399,655
Stockholders equity
Common stock	240	—	—	—	240
Paid-in-capital	329,542	82,418	—	(82,418)	329,542
Retained earnings	86	80,400	94,658	(175,058)	86

Total stockholders equity	329,868	162,818	94,658	(257,476)	329,868

Total liabilities and stockholders equity	$340,990	$730,706	$109,126	$(451,299)	$729,523

 Condensed Consolidating Statement of Cash Flows
For the year ended December 27, 2003
(Predecessor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Cash flows from operating activities:
Net income (loss)	$5,074	$(22,495)	$27,452	$(4,957)	$5,074
Adjustments to reconcile net income (loss) to net cash (used in)/provided by operating activities:
Depreciation and amortization of property and equipment	—	34,271	—	—	34,271
Deferred tax provision	(4,015)	(9,669)	11,896	—	(1,788)
Other	(5,182)	9,181	225	4,957	9,181
Changes in operating assets and liabilities:
Receivables	3,264	5,055	—	—	8,319
Inventories	—	(38,308)	—	—	(38,308)
Accounts payable	—	27,482	—	—	27,482
Prepaid and accrued expenses	132	(1,813)	—	—	(1,681)
Increase in other assets (liabilities), net	—	44,444	(39,550)	—	4,894

NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES	(727)	48,148	23	—	47,444

Capital expenditures	—	(41,036)	—	—	(41,036)
Lease acquisition and other costs	—	(12,697)	—	—	(12,697)
Acquisition price adjustments	(1,382)	—	—	—	(1,382)

NET CASH USED IN INVESTING ACTIVITIES	(1,382)	(53,733)	—	—	(55,115)

Cash flows from financing activities:
Deferred financing costs	(31)	(2,160)	—	—	(2,191)
Repayment of bank debt	—	(65,091)	—	—	(65,091)
Repurchase of senior subordinated note	(1,621)	—	—	—	(1,621)
Net borrowings—new revolving credit facility	—	70,353	—	—	70,353
Proceeds from exercise of stock options	3,761	—	—	—	3,761
Repayments of capital lease obligations	—	(471)	—	—	(471)

NET CASH PROVIDED BY FINANCING ACTIVITIES	2,109	2,631	—	—	4,740

Net (decrease) increase in cash	—	(2,954)	23	—	(2,931)
Cash at beginning of period	—	4,157	26	—	4,183

Cash at end of period	$—	$1,203	$49	$—	$1,252

 Condensed Consolidating Statement of Cash Flows
For the year ended December 28, 2002
(Predecessor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Cash flows from operating activities:
Net income (loss)	$15,577	$(1,414)	$25,425	$(24,011)	$15,577
Adjustments to reconcile net income (loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization of property and equipment	—	28,836	—	—	28,836
Deferred tax provision	(5,958)	4,463	14,468	—	12,973
Extraordinary charge	—	9,262	—	—	9,262
Other	(24,025)	4,283	14	24,011	4,283
Changes in operating assets and liabilities:
Receivables	89,347	(93,670)	—	—	(4,323)
Inventories	—	(13,639)	—	—	(13,639)
Accounts payable	—	(11,312)	—	—	(11,312)
Prepaid and accrued expenses	2,914	3,943	—	—	6,857
Increase in other assets (liabilities), net	—	33,918	(39,895)	—	(5,977)

NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	77,855	(35,330)	12	—	42,537

Capital expenditures	—	(47,599)	—	—	(47,599)
Lease acquisition and other costs	—	(12,921)	—	—	(12,921)

NET CASH USED IN INVESTING ACTIVITIES	—	(60,520)	—	—	(60,520)

Cash flows from financing activities:
Proceeds from covertible note	—	218,501	—	—	218,501
Deferred financing costs	(1,768)	(6,232)	—	—	(8,000)
Repayment of bank debt	—	(91,068)	—	—	(91,068)
Repurchase of senior subordinated note	(78,379)	—	—	—	(78,379)
Repurchase of convertible note	—	(14,977)	—	—	(14,977)
Net (payments)—new revolving credit facility	—	(10,000)	—	—	(10,000)
Proceeds from exercise of stock options	2,292	—	—	—	2,292
Repayments of capital lease obligations	—	(1,175)	—	—	(1,175)

NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES	(77,855)	95,049	—	—	17,194

Net (decrease) increase in cash	—	(801)	12	—	(789)
Cash at beginning of period	—	4,958	14	—	4,972

Cash at end of period	$—	$4,157	$26	$—	$4,183

 Condensed Consolidating Statement of Cash Flows
For the year ended December 29, 2001
(Predecessor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Cash flows from operating activities:
Net income (loss)	$24,730	$10,382	$20,243	$(30,625)	$24,730
Adjustments to reconcile net income (loss) to net cash (used in)/provided by operating activities:
Depreciation and amortization of property and equipment	—	28,098	—	—	28,098
Deferred tax provision	(9,388)	6,029	13,117	—	9,758
Extraordinary charge	—	(1,379)	—	—	(1,379)
Other	(30,521)	7,393	(104)	30,625	7,393
Changes in operating assets and liabilities:
Receivables	(122,581)	109,765	—	—	(12,816)
Inventories	—	(45,838)	—	—	(45,838)
Accounts payable	—	21,513	—	—	21,513
Prepaid and accrued expenses	3,812	(12,719)	—	—	(8,907)
Increase in other assets (liabilities), net	—	36,462	(33,252)	—	3,210

NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES	(133,948)	159,706	4	—	25,762

Capital expenditures	—	(40,982)	—	—	(40,982)
Lease acquisition and other costs	—	(8,470)	—	—	(8,470)
Proceeds from sale of assets	—	1,400	—	—	1,400

NET CASH USED IN INVESTING ACTIVITIES	—	(48,052)	—	—	(48,052)

Cash flows from financing activities:
Proceeds from secondary offering	130,446	—	—	—	130,446
Deferred financing costs	(294)	(1,812)	—	—	(2,106)
Repayment of bank debt	—	(101,579)	—	—	(101,579)
Net (payments)—new revolving credit facility	—	(2,500)	—	—	(2,500)
Proceeds from exercise of stock options	3,789	—	—	—	3,789
Repayments of capital lease obligations	—	(1,767)	—	—	(1,767)

NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	133,941	(107,658)	—	—	26,283

Net (decrease) increase in cash	(7)	3,996	4	—	3,993
Cash at beginning of period	7	962	10	—	979

Cash at end of period	$—	$4,958	$14	$—	$4,972

DUANE READE INC.

Consolidated Interim Statements of Operations (Unaudited)

(In thousands)

	Successor	Predecessor
	Period from July 31, 2004 through Sept. 25, 2004	Period from June 27, 2004 through July 30, 2004	Three Months Ended September 27, 2003	Period from Dec. 28, 2003 through July 30, 2004	Nine Months Ended September 27, 2003
Net sales	$217,556	$132,085	$338,630	$846,842	$1,027,398
Cost of sales	172,765	104,421	266,520	663,223	808,124

Gross profit	44,791	27,664	72,110	183,619	219,274

Selling, general & administrative expenses	37,355	23,726	56,296	142,293	167,130
Labor contingency expense	689	411	—	2,611	—
Transaction expense	37,118	386	—	3,005	—
Depreciation and amortization	7,280	3,596	8,162	21,902	23,874
Store pre-opening expenses	366	105	154	470	798
Other	25,291	—	—	—	—

	108,099	28,224	64,612	170,281	191,802

Operating (loss) income	(63,308)	(560)	7,498	13,338	27,472
Interest expense, net	6,283	1,283	3,386	7,977	10,452
Debt extinguishment	—	—	707	—	812

(Loss) income before income taxes	(69,591)	(1,843)	3,405	5,361	16,208
Income tax (benefit) provision	(32,048)	(1,325)	1,499	1,555	7,132

Net (loss) income	$(37,543)	$(518)	$1,906	$3,806	$9,076

DUANE READE INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	Successor	Predecessor
	September 25, 2004	December 27, 2003
	(Unaudited)
ASSETS
Current Assets
Cash	$1,377	$1,252
Receivables, net	56,686	53,689
Inventories, net	264,064	259,765
Deferred income taxes	20,590	8,150
Prepaid expenses and other current assets	19,224	19,504

TOTAL CURRENT ASSETS	361,941	342,360
Property and equipment, net	194,809	189,469
Goodwill, net	188,892	161,318
Deferred income taxes	—	5,543
Other assets	217,508	88,836

TOTAL ASSETS	$963,150	$787,526

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$80,323	$85,258
Accrued interest	3,839	1,633
Other accrued expenses	63,747	27,489
Current portion of capital lease obligations	762	422

TOTAL CURRENT LIABILITIES	148,671	114,802
Long-term debt	502,971	271,385
Capital lease obligations, less current portion	2,209	1,103
Deferred income taxes	17,196	—
Other non-current liabilities	90,149	62,915

TOTAL LIABILITIES	761,196	450,205

Commitments and Contingencies (Note 9)
Stockholders' Equity
Preferred stock, $0.01 par; authorized 5,000,000 shares; issued and outstanding: none (Predecessor)		—
Series A preferred stock, $0.01 par; authorized 75,000 shares; issued and outstanding: none (Predecessor)		—
Common stock, $0.01 par; authorized 75,000,000 shares; issued and outstanding: 24,403,550 shares (Predecessor)		244
Common stock, $0.01 par; authorized 1,000 shares; issued and outstanding: 100 shares (Successor)	—
Paid-in capital	239,497	331,917
Retained earnings	(37,543)	5,160

TOTAL STOCKHOLDERS' EQUITY	201,954	337,321

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$963,150	$787,526

The accompanying notes are an integral part of these financial statements.

DUANE READE INC.

Consolidated Interim Statements of Cash Flows (Unaudited)

(In thousands)

	Successor	Predecessor
	Period from July 30, 2004 through Sept. 25, 2004	Period from Dec. 28, 2003 through July 30, 2004	Nine Months Ended September 27, 2003
Cash flows (used in) provided by operating activities:
Net (loss) income	$(37,543)	$3,806	$9,076
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	8,012	23,002	25,333
Deferred income taxes	(32,047)	1,480	5,706
Debt extinguishment	—	—	730
Non-cash rent expense	1,252	3,406	6,380
Changes in operating assets and liabilities (net of the effect of acquisitions):
Receivables	(2,523)	(474)	(1,117)
Inventories	(6,567)	4,015	(22,767)
Accounts payable	14,842	(19,777)	12,057
Prepaid and accrued expenses	27,207	6,492	(259)
Other assets and liabilities, net	5,372	(400)	(5,375)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(21,995)	21,550	29,764

Cash flows used in investing activities:
Capital expenditures	(4,571)	(17,552)	(34,523)
Lease acquisition, customer file and other costs	(7,633)	(14,925)	(11,261)
Purchase of Duane Reade	(413,684)	—	—

NET CASH USED IN INVESTING ACTIVITIES	(425,888)	(32,477)	(45,784)

Cash flows from financing activities:
Repayment of term notes	—	—	(65,091)
Retirement of senior subordinated notes	—	—	(1,621)
Proceeds from term notes	155,000	—	—
Proceeds from senior subordinated notes	195,000	—	—
Repurchase of senior convertible notes	(201,000)	—	—
Borrowing from revolving credit facility	71,594	10,992	82,416
Proceeds from exercise of stock options	—	1,126	—
Additional capital	239,498	—	—
Deferred financing costs	(12,050)	(840)	(2,191)
Repayments of capital lease obligations	(120)	(265)	(373)

NET CASH PROVIDED BY FINANCING ACTIVITIES	447,922	11,013	13,140

Net increase (decrease) in cash	39	86	(2,880)
Cash at beginning of period	1,338	1,252	4,183

Cash at end of period	$1,377	$1,338	$1,303

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

(Unaudited, dollars in thousands, except per share data)

1.    Basis of Presentation

        On July 30, 2004, Duane Reade Inc. was acquired through a merger transaction with Duane Reade Acquisition Corp. ("Duane Reade Acquisition"), a wholly owned subsidiary of Duane Reade Holdings, Inc. and an affiliate of Oak Hill Capital Partners, L.P. ("Oak Hill"), a private equity firm (the "Acquisition"). The Acquisition was accomplished through the merger of Duane Reade Acquisition into Duane Reade Inc., with Duane Reade Inc. being the surviving entity.

        The accompanying financial statements designated as the "Successor" are the financial statements of Duane Reade Inc. and subsidiaries for periods subsequent to July 30, 2004. Although Duane Reade Inc. was the legal entity that remained after the Acquisition, all financial statements for periods prior to and including July 30, 2004, the date of the Acquisition, are referred to as the financial statements of the "Predecessor." The "Company" refers to the operations of Duane Reade Inc. and subsidiaries for both the Predecessor and Successor periods.

        The Acquisition was accounted for in accordance with the purchase method of accounting. Accordingly, the purchase price of the Acquisition has been allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values at the acquisition date. This allocation is preliminary and includes a number of estimates which, upon further evaluation, may require modification.

        The Unaudited Consolidated Interim Financial Statements included herein reflect all adjustments which, in the opinion of management, are necessary to present fairly the results of operations, financial position and cash flows of Duane Reade Inc. (the "Company"), and have been prepared, in all material respects, in accordance with the same accounting principles followed in the preparation of the Predecessor's Annual Consolidated Financial Statements for the year ended December 27, 2003. These Unaudited Consolidated Interim Financial Statements should be read in conjunction with the Predecessor's Consolidated Financial Statements included in its Annual Report on Form 10-K, as amended to date, for the year ended December 27, 2003. The Unaudited Consolidated Interim Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The results for the interim periods presented are not necessarily indicative of the results expected for the full year.

        The Company has no assets or operations other than its investment in its subsidiaries, each of which, other than Duane Reade, a New York general partnership which is the Companys' principal operating company and of which the Company is a general partner ("Duane Reade GP"), is a guarantor of the Company's various debt instruments. Duane Reade GP is a co-obligor under each of the Company's debt facilities. Accordingly, the Unaudited Consolidated Interim Financial Statements present the consolidated assets and operations of the subsidiary guarantors. The guarantees of the subsidiary guarantors, which relate to the Company's obligations under its debt and credit agreements, are full and unconditional, joint and several.

2.    Acquisition by Oak Hill Capital Partners, L.P.

        At the special meeting of the Company's stockholders held on July 26, 2004, a total of 15,436,702 shares, representing 62.9% of the total outstanding shares of common stock as of the June 3, 2004 record date, were voted in favor of the adoption of the merger agreement. The Acquisition was unanimously approved by the independent members of Duane Reade Inc.'s board of directors, who resigned from the board on July 30, 2004 in anticipation of the completion of the Acquisition. Under the terms of the merger agreement, the Company's stockholders received $16.50 per share in cash, without interest. The aggregate value of the merger transaction was approximately $748 million, including transaction expenses and the repayment of indebtedness. The equity financing necessary for the merger was provided by Oak Hill and an affiliate equity fund, Oak Hill Capital Management Partners, L.P. as well as several co-investors selected by Oak Hill to participate in the transaction. The debt financing necessary for the merger was provided by a syndicate of banking institutions led by Banc of America Securities LLC. Mr. Anthony J. Cuti, the Company's Chairman, President and CEO, the Company's Senior Vice Presidents and certain other members of management have equity interests in the acquiring entity and have continued in the same management positions after the Acquisition. The new board of directors is comprised of certain executives of Oak Hill and Mr. Cuti. As a result of the stockholders' approval of the merger agreement and the satisfaction of all other conditions to the merger, the merger and related financings were consummated on July 30, 2004.

        The following pro-forma financial information presents operating data for the quarters and nine month periods ended September 25, 2004 and September 27, 2003 as if the Acquisition has occurred on December 29, 2002. The pro-forma information assumes that the transaction occurred as described above and that certain transaction related expenses which are recorded in the 2004 unaudited financial statements would have been incurred in 2003. The pro-forma results are not necessarily indicative of the financial results that might have occurred had the transaction actually taken place on December 29, 2002, or future results of operations.

	13 Weeks Ended		39 Weeks Ended
	Sept 25, 2004	Sept 27, 2003	Sept 25, 2004	Sept 27, 2003
Sales	$349,641	$338,630	$1,064,398	$1,027,398
Net Loss	$(5,657)	$(2,352)	$(9,569)	$(39,976)

3.    National Labor Relations Board Decision

        The Company is a party to a National Labor Relations Board ("NLRB") administrative proceeding regarding a dispute with the Allied Trade Council ("ATC") over whether a negotiating impasse was reached between the Company and the union in August of 2001. The ATC represents employees in 139 of the Company's stores pursuant to a collective bargaining agreement that expired on August 31, 2001. The employees have been working pursuant to the terms of the Company's December 6, 2001 implemented contract with the ATC, which expired on August 31, 2004. The Company believes an impasse did occur and as a result, the Company had the right to implement its latest contract proposal at that time which included wage increases, health and welfare benefits, vacation and sick benefits and a 401(k) retirement program. The Company discontinued making additional payments into the various funds associated with the union as it was providing many of these benefits on a direct basis and because its past contributions to these funds had caused these funds to be in a position of excessive overfunding. In addition, the Company had concerns that its past payments into these funds were not being managed in a way to ensure they were being properly utilized for the benefit of the Company's employees. On February 18, 2004, an Administrative Law Judge ("ALJ") who had reviewed various matters related to this proceeding issued a decision and related recommendation, which concluded that the parties were not at impasse. The remedies recommended by the ALJ included, among other things, a requirement for the Company to make its employees whole by reimbursing them for expenses ensuing from the failure to make contributions to the union funds and to make such funds whole, plus interest. This recommendation was adopted by the full NLRB on September 15, 2004. If it is enforced by the circuit court of appeals, it could result in the Company being required to contribute amounts that have yet to be determined into the union's pension benefit, health and welfare and vacation funds. Any potential required contributions resulting from a final judicial determination of this matter would potentially be subject to offset by the amounts that the Company had funded since it implemented its final contract proposal for these same benefits that were paid for its ATC employees. Because the NLRB decision represents the first phase of a long and complicated administrative process to be followed by a full judicial review of all of the facts and circumstances, the final outcome cannot be reliably determined at this time. The full NLRB decision is subject to judicial review by the circuit court of appeals and a compliance hearing before any financial remedy can be determined. While there can be no definitive assurance, the Company has been advised by its outside labor counsel that it has numerous meritorious defenses and arguments in response to the NLRB's decision.

        In light of the foregoing, while it is the Company's belief that the final financial outcome of this litigation cannot be determined at this time, under the provisions of Statement of Financial Accounting Standard ("FAS") No. 5 which addresses contingencies, the Company recorded a pre-tax charge of $12.6 million for the year ended December 27, 2003 and additional pre-tax charges of $1.1 million in each of the quarters ended March 27, 2004 and June 26, 2004, $0.4 million in the period from June 27, 2004 through July 30, 2004 and $0.7 million during the period from July 31, 2004 through September 25, 2004. These charges represent the current best estimate of the loss that would result upon application of the NLRB's decision. The Company notes that such charges were based upon the facts available to it at the time. In the Company's opinion, such charges could be subject to significant modification in the future, upon review by the Federal Circuit Court of Appeals, completion of a compliance hearing and any appeals relating to the outcome of that hearing. These charges reflect the amount of contributions that the Company did not make into the union benefit funds for the period from the August 31, 2001 expiration of the contract through September 25, 2004, reduced by a portion of the benefits the Company paid directly to or for the benefit of these employees over the same period. It also includes an interest cost for these net contributions from the date they would have been paid until September 25, 2004. While this represents the Company's current best estimate of the NLRB's decision, the Company believes that the actual range of loss in this matter could be from $0, if the NLRB's decision is not followed, to approximately $30 million, if the NLRB's decision is upheld and there is no offset for any benefits paid over this period.

        Until such time as further legal developments warrant a change in the application of this accounting standard, or until this matter is resolved, the Company will record additional non-cash pre-tax charges, including interest, which are calculated on the same basis as the charge recorded in the 2003 financial statements.

4.    Recently Issued Accounting Pronouncements

        In December 2002, FAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" was issued. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has not adopted such voluntary change to the fair value based method. In addition, this statement amends the disclosure requirements of FAS No. 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results. As required, the Company adopted the disclosure-only provisions of FAS No. 148 effective in 2002.

        The Company previously adopted FAS No. 123, "Accounting for Stock-Based Compensation" and, as permitted under FAS No. 123, has elected the disclosure-only provisions. The Company accounts for its stock-based compensation plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. There is no stock-based employee compensation cost reflected in net income, as all options granted under those plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net (loss) income if the Company had applied the fair value recognition provisions of FAS No. 123 to stock-based employee compensation (dollars in thousands):

	Successor	Predecessor
	Period from July 31, 2004 through Sept. 25, 2004	Period from June 27, 2004 through July 30, 2004	3 Months Ended Sept. 27, 2003	Period from Dec. 28, 2003 through July 30, 2004	9 Months Ended Sept. 27, 2003
Net (loss) income, as reported	$(37,543)	$(518)	$1,906	$3,806	$9,076
Adjust: Total stock-based employee compensation (expense)/income determined under fair value based method for all awards, net of related tax effects.	—	(335)	(378)	(2,607)	8,640

Pro forma net (loss) income	$(37,543)	$(853)	$1,528	$1,199	$17,716

        As described in previous SEC filings issued during 2003, the Company cancelled 1,337,449 outstanding stock options during the first quarter of 2003 in connection with the Stock Option Exchange Offer. The pro forma income shown in the table above for the nine months ending September 27, 2003 includes the reversal of pro forma expenses previously disclosed totaling $9.7 million, related to the granting of these original options. On October 1, 2003, the Company issued 1,320,947 options at an exercise price of $16.55 per share to replace those options exchanged in connection with the Stock Option Exchange Offer. As a result, beginning in the fourth quarter of 2003, the Company has been incurring pro forma compensation expense which reflects the fair value of the replacement stock options granted.

        The pro forma compensation (expense) income for stock options has been estimated using the Black-Scholes option pricing model with the following assumptions for each of the periods shown: dividend yield of 0%, expected volatility of 50%, risk free interest rate of 6.6% and an expected term of 8 years. These pro forma disclosures may not be representative of the effects on reported net income for future periods since options vest over several years and options granted prior to 1995 are not considered.

        On July 30, 2004, as a result of the Acquisition, all stock options, whether or not then vested, with an exercise price of $16.50 or more per share were cancelled without any payment therefore, and the remaining "in the money" options (excluding certain management options that were forfeited in connection with the Acquisition), whether or not then vested, with exercise prices of less than $16.50 per share were converted into the right to receive the excess of $16.50 per share over the exercise price of each of the options. As a consequence, subsequent to the July 30, 2004 transaction date, all options issued by the Predecessor to purchase previously existing Duane Reade Inc. common stock ceased to exist.

5.    Inventory and Cost of Sales

        At September 25, 2004, inventories, consisting solely of finished goods, would have been greater by $1.0 million if they had been valued on a lower of first-in, first-out ("FIFO") cost or market basis instead of a last-in, first-out ("LIFO") basis. Cost of sales includes all store occupancy-related costs and expenses, consisting of lease and sublease-related income and expenses, other recurring real estate-related income and expenses primarily from sales and terminations of leases related to store closings and relocations, sales of market-related data, store utility costs, warehouse expenses and distribution costs. The Company reflects promotional allowances from vendors as a reduction of cost of sales or advertising expense, depending on the nature of the allowance, when such advertising or promotions have been completed and the related allowances have been earned. For the periods from July 31, 2004 through September 25, 2004 and June 27, 2004 through July 30, 2004, other real estate-related income amounted to $0.1 million and $0.0 million, respectively, as compared to $0.1 million in the three months ended September 27, 2003, and for the periods from July 31, 2004 through September 25, 2004 and December 28, 2003 through July 30, 2004, other real estate-related income amounted to $0.1 million and $2.0 million, respectively, as compared to $1.4 million in the nine months ended September 27, 2003. There was no income realized from the sale of market-related data in any of the periods presented.

6.    Acquisitions

        During each of the periods attributable to the "Successor" and "Predecessor" financial statements, the Company acquired pharmacy customer files, which were merged into existing stores, and the operations, including certain lease-related assets, of a number of pharmacy establishments, which were operated as new stores. The table below provides details of this acquisition activity for each of the periods presented (dollars in millions).

	Successor	Predecessor
	Period from July 31, 2004 through Sept. 25, 2004	Period from June 27, 2004 through July 30, 2004	3 Months Ended Sept. 27, 2003	Period from Dec. 28, 2003 through July 30, 2004	9 Months Ended Sept. 27, 2003
Customer prescription files	—	1	1	6	7
Pharmacy establishments	4	—	—	1	2

Total acquisitions	4	1	1	7	9

Cash acquisition cost	$6.4	$1.7	$0.1	$9.1	$6.2

Total acquisition cost	$6.4	$1.7	$0.1	$9.1	$6.2

Purchase price allocation:
Identifiable intangibles	$5.1	$0.8	$—	$7.2	$3.9
Goodwill	—	0.6	—	0.9	0.9
Inventory	1.3	0.3	0.1	1.3	1.1
Property and equipment	0.3	—	—	—	0.5
Accruals and liabilities	(0.3)	—	—	(0.3)	(0.2)

Total	$6.4	$1.7	$0.1	$9.1	$6.2

        The acquired operations have been included in the consolidated statement of operations from the date of acquisition and did not have a material effect on sales or results of operations of the Company for the periods presented.

7.    Debt

        Long-term debt is composed of the following (in thousands):

	Successor	Predecessor
Description of Instrument	Balance at Sept. 25, 2004	Balance at Dec. 27, 2003
Revolving Credit Facility	$152,939	$70,353
Term Loan Facility	155,000	—
9 3/4% Senior Subordinated Notes due 2011	195,000	—
2.1478% Senior Convertible Notes due 2022	32	201,032

	502,971	271,385
Less—Current Portion	—	—

Total Long Term Debt	$502,971	$271,385

Revolving Credit Facility

        On July 21, 2003, Duane Reade GP entered into a new credit facility (the "Credit Agreement"). This Credit Agreement is an asset-based revolving loan which used a pre-determined percentage of the current value of the Company's inventory and selected accounts receivable to calculate the availability of funds eligible to be borrowed up to an aggregate principal amount of $200 million. Prior to the amendment described below, the obligations of the Company under the Credit Agreement were collateralized by substantially all of the assets of the Company. In addition, the Credit Agreement was guaranteed by each of the Company's corporate subsidiaries, and such guarantees were collateralized by substantially all assets of such guarantors. The Credit Agreement is scheduled to mature on July 20, 2008.

        The Credit Agreement contains a single fixed charge coverage requirement which only becomes applicable when borrowings exceed 90 percent of the borrowing base, as defined in the Credit Agreement. Borrowings under the Credit Agreement have not exceeded 90 percent of the borrowing base and, as a result, the fixed charge covenant did not become applicable during the period. There are no credit ratings related triggers in the Credit Agreement that would impact the cost of borrowing, annual amortization of principal or related indebtedness maturity.

        On July 22, 2004, in connection with the Acquisition, the Credit Agreement was amended (the "Amended Credit Agreement") to increase the Company's borrowing capacity to an aggregate principal amount of $250 million, subject to an adjusted borrowing base calculation based upon specified advance rates against the value of the Company's selected inventory, pharmacy prescription files and selected accounts receivable. The Amended Credit Agreement includes a $50 million sub-limit for the issuance of letters of credit. Obligations under the revolving loan facility are collateralized by a first priority security interest in inventory, receivables, pharmacy prescription files, deposit accounts and certain other current assets. Under the amended facility, Duane Reade GP is the borrower. The amended facility is guaranteed by Duane Reade Holdings, the Company and each of its domestic subsidiaries other than Duane Reade GP. Revolving loans under the Amended Credit Agreement, at the Company's option, bear interest at either (i) a rate equal to LIBOR (the London Interbank Offered Rate) plus a margin of from 1.50% to 2.00%, determined based on levels of borrowing availability reset each fiscal quarter or (ii) a rate equal to the prime rate of Banc of America Retail Group Inc. plus a margin of from 0.00% to 0.50%, determined based on levels of borrowing availability reset each fiscal quarter. Borrowings under the amended facility continue to be primarily LIBOR-based.

        At September 25, 2004, there was $152.9 million outstanding under the revolving credit facility, and approximately $93.7 million of remaining availability, net of $2.9 million reserved for standby letters of credit.

Senior Term Loan Facility

        On July 30, 2004, in connection with the Acquisition, the Company entered into a Senior Term Loan in the principal amount of $155 million. This loan will mature on July 30, 2010. While there are no scheduled principal payments over its term, the Company will be required to prepay the senior term loan together with accrued interest thereon, with (a) all net cash proceeds (i) from sales of property and assets by Duane Reade Holdings and its subsidiaries (excluding sales of inventory in the normal course of business and certain other exceptions described in the Senior Term Loan), (ii) of extraordinary receipts, casualties and condemnations as defined in the Senior Term Loan and (iii) from the issuance or incurrence of additional debt of Duane Reade Holdings or any of its subsidiaries other than certain identified indebtedness permitted under the Senior Term Loan, (b) 50.0% of all net cash proceeds from the issuance of additional equity of Duane Reade Holdings or any of its subsidiaries (excluding equity issued to Oak Hill and other exceptions specified in the Senior Term Loan) and (c) 50.0% of excess cash flow of Duane Reade Holdings and its subsidiaries (beginning with the fiscal year ending December 2005). Loans under the Senior Term Loan facility, at the Company's option, bear interest at a rate per annum of (i) the reserve-adjusted LIBOR plus an applicable margin of 3.25%; or (ii) 2.25%, plus the higher of (a) the prime rate of Bank of America, N.A. and (b) the Federal Funds rate plus 0.50%. Duane Reade GP became a co-obligor under the Senior Term Loan upon the closing of the Acquisition. All obligations under the Senior Term Loan are guaranteed by Duane Reade Holdings and each of the Company's existing subsidiaries, other than Duane Reade GP, and will be guaranteed by future subsidiaries except certain foreign subsidiaries. The Senior Term Loan is collateralized by a first priority security interest in substantially all of the Company's assets other than those assets in which the lenders under the Amended Credit Agreement have a first priority interest. The Senior Term loan is also collateralized by a second priority security interest in all collateral pledged on a first priority basis to lenders under the Amended Credit Agreement. The Senior Term Loan also contains affirmative and negative covenants customary for a senior term loan facility, including, among other things, restrictions on indebtedness, liens, mergers and consolidations, sales of assets, loans, acquisitions, joint ventures, restricted payments, transactions with affiliates, dividends and other payment restrictions affecting subsidiaries and sale leaseback transactions. The Senior Term Loan also requires Duane Reade Holdings and its subsidiaries to maintain a maximum leverage ratio and a minimum interest coverage ratio. There are no credit ratings related triggers in the Senior Term Loan Facility that would impact the cost of borrowing, annual amortization of principal or related indebtedness maturity.

$195 Million 9 3/4% Senior Subordinated Notes Due 2011

        On July 30, 2004, upon completion of the Acquisition, the Company entered into an Indenture for $195 million of 9 3/4% Senior Subordinated Notes due 2011 (the "Senior Subordinated Notes"). The Senior Subordinated Notes mature on August 1, 2011 and bear interest at 9.75% per annum payable in semi-annual installments on February 1 and August 1, commencing February 1, 2005, to the holders of record on the immediately preceding January 15 and July 15. The Senior Subordinated Notes are uncollateralized obligations and subordinated in right of payment to all of the Company's existing and future unsubordinated indebtedness, including borrowings under the Amended Credit Agreement (as defined above) and the Senior Term Loan (as defined above). The Senior Subordinated Notes will rank equally with any future senior subordinated indebtedness and senior to any future subordinated indebtedness. The Senior Subordinated Notes are guaranteed on an uncollateralized, senior subordinated basis by all of the Company's existing direct and indirect domestic subsidiaries other than Duane Reade GP, which is a co-obligor under the Senior Subordinated Notes. The Company may redeem the Senior Subordinated Notes, in whole or in part, at any time on or after August 1, 2008, at a redemption price of 104.875% declining to par on August 1, 2010, plus accrued and unpaid interest. In addition, the Company, Duane Reade Shareholders or Duane Reade Holdings, at the Company's option, can redeem up to 35% of the Senior Subordinated Notes before August 1, 2007 with the net cash proceeds from certain equity offerings. Upon the occurrence of specified change of control events, the Company and Duane Reade GP will be required to make an offer to repurchase all of the Senior Subordinated Notes at 101% of the outstanding principal amount of the Senior Subordinated Notes plus accrued and unpaid interest to the date of repurchase. The indenture governing the Senior Subordinated Notes contains certain affirmative and negative covenants that limit the Company's ability to incur additional indebtedness, pay dividends, make repayments on indebtedness that is subordinated to the Senior Subordinated Notes and to make certain other restricted payments, incur certain liens, use proceeds from sales of assets, enter into business combination transactions (including mergers, consolidations and asset sales), enter into transactions with affiliates and permit restrictions on the payment of dividends by the Company's subsidiaries. Under a registration rights agreement entered into as part of the offering of the Senior Subordinated Notes, the Company is required to (i) file a registration statement with the SEC within 120 days after the completion of the Acquisition, (ii) use its reasonable best efforts to cause the registration statement to become effective within 180 days after the completion of the Acquisition, and (iii) use its reasonable best efforts to complete the exchange offer within 210 days after the Acquisition is completed. There are no credit ratings related triggers in the Senior Subordinated Notes that would impact the cost of borrowing, annual amortization of principal or related indebtedness maturity.

2.1478% Senior Convertible Notes due April 16, 2022

        On April 16, 2002, the Company completed an offering of $381.5 million aggregate principal amount of Senior Convertible Notes maturing on April 16, 2022 (the "Convertible Notes"). The Convertible Notes were issued at a price of $572.76 per note (57.276% of the principal amount at maturity) and pay cash interest at the rate of 2.1478% per year on the principal amount at maturity, payable semi-annually in arrears on April 16 and October 16 of each year beginning on October 16, 2002, until April 16, 2007. After that date, interest will accrue on the notes as amortization of the original issue discount representing a yield to maturity of 3.75% per year, computed on a semi-annual bond equivalent basis. In December 2002, the Company repurchased a total of $30.5 million principal value of the Convertible Notes at an average purchase price of $486.99 per $1,000 note, resulting in the then remaining net outstanding balance of $201.0 million. Because the Acquisition constituted a "change of control" under the indenture governing the Convertible Notes, the Company offered to repurchase all of the outstanding Convertible Notes. As a result, on September 13, 2004, the Company repurchased all but $55,000 aggregate principal amount at maturity of Convertible Notes for $201.0 million plus $3.1 million of accrued and unpaid interest.

        Holders of the Convertible Notes may require the Company to purchase all or a portion of their notes on April 16, 2007 at a price of $572.76 per note plus accrued cash interest, if any; on April 16, 2012 at a price of $689.68 per note plus accrued cash interest, if any; and on April 16, 2017 at a price of $830.47 per note plus accrued cash interest, if any. The Company may choose to pay the purchase price of such notes in cash or common stock or a combination of cash and common stock. In addition, each holder may require the Company to purchase for cash all or a portion of such holder's notes at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, to the date of purchase if the Company experiences a change of control.

        In connection with the planned consummation of the Acquisition, the Company, Duane Reade Shareholders, LLC, the indirect parent of Duane Reade Acquisition Corp. and each of the subsidiaries of the Company that are guarantors of the Convertible Notes entered into a supplemental indenture. Pursuant to the supplemental indenture, as a result of the merger of Duane Reade Acquisition Corp. with and into the Company, the Convertible Notes may only be converted into the right to receive from the Company $16.50 (in cash and without interest) per share of the Company's common stock issuable to a holder of Convertible Notes in connection with such conversion. These notes are not considered to be potential common shares, and are not included in the calculation of diluted earnings per share, as the Company intends to settle any conversions in cash.

8.    Income Taxes

        Income taxes are recorded based on the estimated combined statutory tax rates expected to be applicable for the full fiscal year less applicable employment related tax credits. The effective tax rate is lower than the combined statutory rates, primarily reflecting the impact of these income tax credits. During the predecessor period of December 28, 2003 through July 30, 2004, the effective tax rate of 29% reflects the impact of an allocated portion of these tax credits applied against the pre-tax income recorded by the predecessor entity. The effective tax rate of 46% recorded by the Company during the period following the Acquisition is reflective of the substantial pre-tax loss incurred as a result of the transaction-related expenses, plus the impact of the remainder of the tax credits allocated to the post-Acquisition period. The employment tax credits represent the economic benefits earned by the Company for its participation in various federal and state hiring incentive programs. These benefits are based on the number of qualifying employees hired and retained by the Company for a specified time period. Employees qualify for these hiring programs primarily as a result of their enrollment in various economic assistance programs.

9.    Commitments and Contingencies

        The Company is a party to legal actions arising in the ordinary course of business. Based on information presently available to management, the Company believes that it has adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on the financial position, results of operation or cash flows of the Company. In addition, the Company is a party to the following legal actions and matters:

        During 2002, the Company initiated a legal action against its former property insurance carrier in Federal Court in the Southern District of New York, in an attempt to recover what the Company believes to be a fair and reasonable settlement for the business interruption portion of its claim originating from the September 11, 2001 World Trade Center terrorist attack, during which the Company's single highest volume and most profitable store was completely destroyed. The claim is pending before the United States District Court for the Southern District of New York. In September 2003, a trial on certain issues was held regarding some of the matters at issue in the litigation, including whether the Company would have obtained a renewal of its lease at the World Trade Center. The Company has received a favorable ruling on this and other legal issues in the case and now the matter has moved into an appraisal process. The appraisal process involves two appraisers and an arbitrator (to resolve differences between the two appraisers) who will determine the amount of insured loss the Company has sustained. The insurance carrier has appealed a number of the rulings by the trial court. In light of both the early state of the appraisal process and the inherent uncertainty in litigation relating to the appeal, the amount of additional insurance proceeds, if any, the Company may collect under the terms of its insurance contract with the defendant cannot be reasonably predicted or determined at this time, and therefore, the Company has not accrued any additional income related to this potential settlement. In fiscal 2002, the Company received an advance of approximately $9.4 million toward its business interruption claim that was recognized as a separate component of income in the Company's consolidated statement of income. In the event of an unfavorable outcome to the Company, this amount would not be required to be returned to the insurance company.

        The Company, Anthony J. Cuti, its Chairman, President and Chief Executive Officer, John K. Henry, its Senior Vice President and Chief Financial Officer, and Gary Charboneau, its Senior Vice President of Sales and Marketing, were named as defendants in connection with the consolidation of several class action complaints alleging violations of the federal securities laws that were filed from August 2002 through October 2002. The action, which was in the United States District Court for the Southern District of New York, was on behalf of shareholders who purchased Duane Reade Inc.'s common stock between April 1, 2002 and July 24, 2002, inclusive. The complaint, which sought an unspecified amount of damages, alleged that the defendants violated the federal securities laws by issuing materially false and misleading statements during the class period. On December 1, 2003, the district judge granted the Company's motion to dismiss the plaintiff's action, with prejudice. The plaintiffs subsequently filed an appeal. On August 17, 2004, the US Court of Appeals affirmed the district court's ruling in favor of the Company.

        The Company is a defendant in a class action suit in the Federal Court for the Southern District of New York regarding alleged violations of the Fair Labor Standards Act as to a group of individuals who provided delivery services on a contract basis to the Company. In December 2002, the judge in the action issued a partial summary judgment in favor of a subclass of the plaintiffs and against the Company. In December 2003, the Company settled the issue of the amount of its liability to the plaintiffs without any admission of wrongdoing and in an amount consistent with the Company's previously established reserves. By a decision dated August 4, 2004, the district court awarded the plaintiffs certain attorneys' fees in this matter. The Company has fully reserved the amount of the fees in question and has appealed this award to the US Circuit Court of Appeals.

        The Company is a party to related lawsuits, Irving Kroop, et al. v. Duane Reade, NY, NY et al., 00 Civ. 9841, et al., instituted by the trustees of several union benefit funds wherein the funds claim that the Company did not make certain required contributions to these funds from January 2000 through July 31, 2001. By decisions dated August 5, 2004 and September 27, 2004, the District Court awarded judgment to the funds on certain aspects of their complaints. These partial judgments, for which the Company has provided adequate reserves, are subject to further appeal by the Company. The remaining unresolved portions of the plaintiffs' claims are still being litigated and accordingly, the Company intends to continue to vigorously defend itself in these matters. At this time, it is not possible to determine the ultimate outcome of this case or the actual amount of additional liability the Company may face, if any.

        The Company is involved in an ongoing dispute with Cardinal Health, one of its former suppliers of pharmaceutical products. Both parties have claims against the other involving, among other things, breach of contract, promissory estoppel and unjust enrichment. Duane Reade is seeking from Cardinal an unspecified amount of damages and punitive damages of at least $20 million. Cardinal is seeking approximately $18 million in damages plus attorney's fees and interest. While there can be no definitive assurance, the Company believes it has counterclaims that offset the claims against it by Cardinal, as well as meritorious defenses to these claims, and plans to vigorously pursue its affirmative claims and to vigorously defend itself in this action. Non-party discovery in this case has been concluded and it is expected to go to trial sometime in 2005.

        The Company is involved in litigation related to a dispute with the Allied Trades Council, a union representing employees in 139 of its stores. This litigation is more fully described in Note 3 to these Unaudited Consolidated Interim Financial Statements.

        A New York State Tax Appeals Tribunal ruling in a matter involving another company may have an adverse impact upon the Company's New York State Franchise Tax filings from years 1999 through 2002. This matter relates to the required combination of affiliated subsidiaries in recognizing royalty fee and related income for intangible property. The ruling of the Tribunal is subject to further legal appeal and interpretation in light of the Company's own specific facts and circumstances. The outcome of this matter, and the resulting amount of additional income tax expense, if any, cannot be determined by the Company at this time.

        Litigation Relating to the Merger Transaction:    Duane Reade is aware of six purported class action complaints challenging the merger transaction consummated by the Company and Duane Reade Acquisition that have been filed in the Court of Chancery of the State of Delaware, referred to as the "Delaware Complaints," and three purported class action complaints that have been filed in the Supreme Court of the State of New York. Two of the New York complaints have been dismissed without prejudice. The other New York complaint (the "New York Complaint") is pending, but has not been served on Duane Reade. The Delaware Complaints name Mr. Cuti and certain other members of the Company's board of directors and executive officers as well as Duane Reade as defendants. Four of the Delaware Complaints name Oak Hill as a defendant. The New York Complaint names Mr. Cuti and certain other members of the Company's board of directors and executive officers as well as Duane Reade as defendants. One of the dismissed New York complaints named Oak Hill as a defendant.

        The Delaware Complaints were consolidated on January 28, 2004, and on April 8, 2004 the plaintiffs in the Delaware actions filed a consolidated class action complaint. The Company believes these lawsuits are without merit and plans to defend these lawsuits vigorously.

10.    Condensed Consolidating Financial Information of Subsidiary Guarantors and Co-Obligors

        The 9.75% Senior Subordinated Notes due 2011 are being co-issued by Duane Reade Inc. and Duane Reade GP, each of whom is considered a "co-obligor." Each of the Company's other subsidiaries, composed of DRI I Inc., Duane Reade International, Inc. and Duane Reade Realty, Inc., are guarantors of such notes. The guarantee of each subsidiary guarantor is full and unconditional and joint and several.

        The following condensed consolidating financial information for the Company presents the financial information of Duane Reade Inc., Duane Reade GP and the subsidiary guarantors, prepared on the equity basis of accounting. Such presentation is based on the Company's understanding and interpretation of Rule 3-10 under the Securities and Exchange Commission's Regulation S-X. The financial information may not necessarily be indicative of results of operations or financial position had the subsidiary guarantors operated as independent entities.

 Condensed Consolidating Income Statement
For the 2 months ended September 25, 2004
(Successor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Net sales	$—	$217,556	$—	$—	$217,556
Cost of sales	—	172,765	—	—	172,765

Gross profit	—	44,791	—	—	44,791
Selling, general & administrative expenses	1	44,684	(7,330)	—	37,355
Labor contingency	—	689	—	—	689
Transaction expense	—	37,118	—	—	37,118
Depreciation and amortization	—	7,280	—	—	7,280
Store pre-opening expense	—	366	—	—	366
Other	—	25,291	—	—	25,291

Operating (loss) income	(1)	(70,637)	7,330	—	(63,308)
Equity earnings in affiliates	37,543	—	415	(37,958)	—
Interest expense, net	—	6,283	—	—	6,283
Debt extinguishment	—	—	—	—	—

Income (loss) before income taxes	(37,544)	(76,920)	6,915	37,958	(69,591)
Income tax expense	(1)	(35,423)	3,376	—	(32,048)

Net income (loss)	$(37,543)	$(41,497)	$3,539	$37,958	$(37,543)

 Condensed Consolidating Income Statement
For the 7 months ended July 30, 2004
(Predecessor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Net sales	$—	$846,842	$—	$—	$846,842
Cost of sales	—	663,223	—	—	663,223

Gross profit	—	183,619	—	—	183,619
Selling, general & administrative expenses	18	166,537	(24,262)	—	142,293
Labor contingency	—	2,611	—	—	2,611
Transaction expense	—	3,005	—	—	3,005
Depreciation and amortization	—	21,902	—	—	21,902
Store pre-opening expense	—	470	—	—	470

Operating (loss) income	(18)	(10,906)	24,262	—	13,338
Equity earnings in affiliates	(3,819)	—	134	3,685	—
Interest expense, net	—	7,977	—	—	7,977
Debt extinguishment	—	—	—	—	—

Income (loss) before income taxes and cumulative effect of accounting change	3,801	(18,883)	24,128	(3,685)	5,361
Income tax expense	(5)	(5,477)	7,037	—	1,555

Net income (loss)	$3,806	$(13,406)	$17,091	$(3,685)	$3,806

Condensed Consolidating Income Statement
For the 9 months ended September 27, 2003
(Predecessor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Net sales	$—	$1,027,398	$—	$—	$1,027,398
Cost of sales	—	808,124	—	—	808,124

Gross profit	—	219,274	—	—	219,274
Selling, general & administrative expenses	18	196,422	(29,310)	—	167,130
Depreciation and amortization	—	23,874	—	—	23,874
Store pre-opening expense	—	798	—	—	798

Operating (loss) income	(18)	(1,820)	29,310	—	27,472
Equity earnings in affiliates	(9,156)	—	73	9,083	—
Interest expense, net	20	10,432	—	—	10,452
Debt extinguishment	105	707	—	—	812

Income (loss) before income taxes	9,013	(12,959)	29,237	(9,083)	16,208
Income tax expense	(63)	(5,702)	12,897	—	7,132

Net income (loss)	$9,076	$(7,257)	$16,340	$(9,083)	$9,076

 Condensed Consolidating Balance Sheet
September 25, 2004
(Successor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Assets
Current assets
Cash	$—	$1,335	$42	$—	$1,377
Receivables	(176,066)	299,512	1,632	(68,392)	56,686
Inventories	—	264,064	—	—	264,064
Deferred income taxes	62,454	35,423	—	(77,287)	20,590
Prepaid expenses and other assets	—	19,224	—	—	19,224

Total current assets	(113,612)	619,558	1,674	(145,679)	361,941
Investment in affiliates	357,918	—	—	(357,918)	—
Property and equipment	—	194,809	—	—	194,809
Goodwill, net	—	188,892	—	—	188,892
Other assets	17,014	282,680	178,632	(260,818)	217,508

Total assets	$261,320	$1,285,939	$180,306	$(764,415)	$963,150

Liabilities and Stockholders Equity
Current liabilities
Accounts payable	—	80,323	—	—	80,323
Accrued interest	—	3,839	—	—	3,839
Accrued expenses	10,123	53,624	—	—	63,747
Current portion of capital lease obligation	—	762	—	—	762

Total current liabilities	10,123	138,548	—	—	148,671
Long term debt	—	749,763	—	(246,792)	502,971
Capital lease obligation, less current portion	—	2,209	—	—	2,209
Deferred income taxes	49,243	—	3,791	(35,838)	17,196
Other non-current liabilities	—	90,149	—	—	90,149

Total liabilities	59,366	980,669	3,791	(282,630)	761,196
Stockholders equity
Common stock	—	—	—	—	—
Paid-in-capital	—	321,915	—	(82,418)	239,497
Retained earnings	201,954	(16,645)	176,515	(399,367)	(37,543)

Total stockholders equity	201,954	305,270	176,515	(481,785)	201,954

Total liabilities and stockholders equity	$261,320	$1,285,939	$180,306	$(764,415)	$963,150

 Condensed Consolidating Balance Sheet
December 27, 2003
(Predecessor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Assets
Current assets
Cash	$—	$1,204	$48	$—	$1,252
Receivables	114,834	4,864	2,383	(68,392)	53,689
Inventories	—	259,765	—	—	259,765
Deferred income taxes	48,454	9,669	—	(49,973)	8,150
Prepaid expenses and other assets	—	19,504	—	—	19,504

Total current assets	163,288	295,006	2,431	(118,365)	342,360
Investment in affiliates	161,109	—	(225)	(160,884)	—
Property and equipment	—	189,469	—	—	189,469
Goodwill, net	—	161,318	—	—	161,318
Deferred income taxes	5,543	—	—	—	5,543
Other assets	17,014	154,008	146,282	(228,468)	88,836

Total assets	$346,954	$799,801	$148,488	$(507,717)	$787,526

Liabilities and Stockholders Equity
Current liabilities
Accounts payable	$—	$85,258	$—	$—	$85,258
Accrued interest	—	1,633	—	—	1,633
Accrued expenses	9,633	17,856	—	—	27,489
Current portion of capital lease obligation	—	422	—	—	422

Total current liabilities	9,633	105,169	—	—	114,802
Long term debt	—	485,827	—	(214,442)	271,385
Capital lease obligation, less current portion	—	1,103	—	—	1,103
Deferred income taxes	—	—	11,896	(11,896)	—
Other non-current liabilities	—	62,915	—	—	62,915

Total liabilities	9,633	655,014	11,896	(226,338)	450,205
Stockholders equity
Common stock	244	—	—	—	244
Paid-in-capital	331,917	82,418	—	(82,418)	331,917
Retained earnings	5,160	62,369	136,592	(198,961)	5,160

Total stockholders equity	337,321	144,787	136,592	(281,379)	337,321

Total liabilities and stockholders equity	$346,954	$799,801	$148,488	$(507,717)	$787,526

 Condensed Consolidating Statement of Cash Flows
For the 2 months ended September 25, 2004
(Successor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Cash flows from operating activities:
Net income (loss)	$(37,543)	$(41,497)	$3,539	$37,958	$(37,543)
Adjustments to reconcile net income (loss) to net cash (used in)/provided by operating activities:
Depreciation and amortization of property and equipment	—	8,012	—	—	8,012
Deferred tax provision	—	(35,423)	3,376	—	(32,047)
Other	37,543	1,252	415	(37,958)	1,252
Changes in operating assets and liabilities:
Receivables	66	(2,589)	—	—	(2,523)
Inventories	—	(6,567)	—	—	(6,567)
Accounts payable	—	14,842	—	—	14,842
Prepaid and accrued expenses	(66)	27,273	—	—	27,207
Increase in other assets (liabilities), net	—	12,719	(7,347)	—	5,372

NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES	—	(21,978)	(17)	—	(21,995)

Capital expenditures	—	(4,571)	—	—	(4,571)
Lease acquisition and other costs	—	(7,633)	—	—	(7,633)
Acquisition price adjustments	—	(413,684)	—	—	(413,684)

NET CASH USED IN INVESTING ACTIVITIES	—	(425,888)	—	—	(425,888)

Cash flows from financing activities:
Proceeds from term notes	—	155,000	—	—	155,000
Proceeds from senior subordinated notes	—	195,000	—	—	195,000
Deferred financing costs	—	(12,050)	—	—	(12,050)
Repurchase of convertible note	—	(201,000)	—	—	(201,000)
Net borrowings—new revolving credit facility	—	71,594	—	—	71,594
Additional capital	—	239,498	—	—	239,498
Repayments of capital lease obligations	—	(120)	—	—	(120)

NET CASH PROVIDED BY FINANCING ACTIVITIES	—	447,922	—	—	447,922

Net (decrease) increase in cash	—	56	(17)	—	39
Cash at beginning of period	—	1,279	59	—	1,338

Cash at end of period	$—	$1,335	$42	$—	$1,377

 Condensed Consolidating Statement of Cash Flows
For the 7 months ended July 30, 2004
(Predecessor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Cash flows from operating activities:
Net income (loss)	$3,806	$(13,406)	$17,091	$(3,685)	$3,806
Adjustments to reconcile net income (loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization of property and equipment	—	23,002	—	—	23,002
Deferred tax provision	(80)	(5,477)	7,037	—	1,480
Other	(3,819)	3,406	134	3,685	3,406
Changes in operating assets and liabilities:
Receivables	(1,587)	1,113	—	—	(474)
Inventories	—	4,015	—	—	4,015
Accounts payable	—	(19,777)	—	—	(19,777)
Prepaid and accrued expenses	554	5,938	—	—	6,492
Increase in other assets (liabilities), net	—	23,851	(24,251)	—	(400)

NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	(1,126)	22,665	11	—	21,550

Capital expenditures	—	(17,552)	—	—	(17,552)
Lease acquisition and other costs	—	(14,925)	—	—	(14,925)

NET CASH USED IN INVESTING ACTIVITIES	—	(32,477)	—	—	(32,477)

Cash flows from financing activities:
Deferred financing costs	—	(840)	—	—	(840)
Net borrowings—new revolving credit facility	—	10,992	—	—	10,992
Proceeds from exercise of stock options	1,126	—	—	—	1,126
Repayments of capital lease obligations	—	(265)	—	—	(265)

NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES	1,126	9,887	—	—	11,013

Net (decrease) increase in cash	—	75	11	—	86
Cash at beginning of period	—	1,204	48	—	1,252

Cash at end of period	$—	$1,279	$59	$—	$1,338

 Condensed Consolidating Statement of Cash Flows
For the 9 months ended September 27, 2003
(Predecessor)

	Duane Reade Inc.	Duane Reade GP	Subsidiary Guarantors	Consolidating Adjustments	Duane Reade Inc. Consolidated
Cash flows from operating activities:
Net income (loss)	$9,076	$(7,257)	$16,340	$(9,083)	$9,076
Adjustments to reconcile net income (loss) to net cash (used in)/provided by operating activities:
Depreciation and amortization of property and equipment	—	25,333	—	—	25,333
Deferred tax provision	(1,489)	(5,702)	12,897	—	5,706
Other	(9,156)	7,110	73	9,083	7,110
Changes in operating assets and liabilities:
Receivables	2,688	(3,805)	—	—	(1,117)
Inventories	—	(22,767)	—	—	(22,767)
Accounts payable	—	12,057	—	—	12,057
Prepaid and accrued expenses	533	(792)	—	—	(259)
Increase in other assets (liabilities), net	—	23,907	(29,282)	—	(5,375)

NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES	1,652	28,084	28	—	29,764

Capital expenditures	—	(34,523)	—	—	(34,523)
Lease acquisition and other costs	—	(11,261)	—	—	(11,261)

NET CASH USED IN INVESTING ACTIVITIES	—	(45,784)	—	—	(45,784)

Cash flows from financing activities:
Deferred financing costs	(31)	(2,160)	—	—	(2,191)
Repayment of bank debt	—	(65,091)	—	—	(65,091)
Repurchase of senior subordinated note	(1,621)	—	—	—	(1,621)
Net borrowings—new revolving credit facility	—	82,416	—	—	82,416
Repayments of capital lease obligations	—	(373)	—	—	(373)

NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	(1,652)	14,792	—	—	13,140

Net (decrease) increase in cash	—	(2,908)	28	—	(2,880)
Cash at beginning of period	—	4,157	26	—	4,183

Cash at end of period	$—	$1,249	$54	$—	$1,303

11.    Transaction expenses

        From July 31, 2004 through September 25, 2004, the Company incurred non-recurring transaction-related expenses associated with the Acquisition which amounted to $37.1 million. These costs were composed of negotiated payments to management contingent upon successful completion of the Acquisition ($14.7 million), legal and professional fees ($14.4 million) and contractual fees payable to Oak Hill upon consummation of the Acquisition ($8.0 million).

12.    Other expenses

        From July 31, 2004 through September 25, 2004, the Company incurred other expenses associated with the Acquisition, which amounted to $25.3 million. This figure includes $24.5 million recorded in connection with the Company's election to terminate the CEO's Supplemental Executive Retirement Plan obligations in accordance with his amended employment agreement. In addition, this figure includes $0.6 million of other CEO compensation-related costs and $0.2 million representing the accrued portion of the annual $1.25 million management fee payable to Oak Hill.

Duane Reade Inc.
Duane Reade

Exchange Offer for

$195,000,000

9 3/4% Senior Subordinated Notes due 2011

        No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Duane Reade Inc. since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date.

        Until                        , 2004, broker-dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the broker-dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        We are a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

        Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

        Section 7 of our Amended and Restated Certificate of Incorporation provides that we shall indemnify and hold harmless each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of our company or is or was serving at the request of our company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by the DGCL.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Description
3.1(i)
Amended and Restated Certificate of Incorporation of Duane Reade Inc. (the "Company") (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
3.1(ii)*	By-Laws of the Company.
3.2	Third Amended and Restated Partnership Agreement of Duane Reade dated July 16, 2003 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 28, 2003).
3.3(i)
Certificate of Incorporation of DRI I Inc. (incorporated by reference to Exhibit 3.2(i) to the S-1 Registration Statement No. 333-43313 with respect to the Company's 9 1/4% Senior Subordinated Notes due 2008 (the "Notes S-1")).
3.3(ii)	By-laws of DRI I Inc. (incorporated by reference to Exhibit 3.2(ii) of the Notes S-1).
3.4(i)
Certificate of Incorporation of Duane Reade International, Inc. (incorporated by reference to Exhibit 3.4(i) to the Company's Annual Report on Form 10-K for the year ended December 25, 1999 (the "1999 10-K")).
3.4(ii)	By-laws of Duane Reade International, Inc. (incorporated by reference to Exhibit 3.4(ii) to the 1999 10-K).
3.5(i)	Certificate of Incorporation of Duane Reade Realty, Inc. (incorporated by reference to Exhibit 3.5(i) to the 1999 10-K).
3.5(ii)	By-laws of Duane Reade Realty, Inc. (incorporated by reference to Exhibit 3.5(ii) to the 1999 10-K).
4.1
Indenture, dated as of July 30, 2004, between Duane Reade Acquisition Corp. and U.S. Bank National Association, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
4.2
Successor Supplemental Indenture governing the initial notes and exchange notes, dated as of July 30, 2004, between the Company and U.S. Bank National Association, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
4.3
Co-obligor Supplemental Indenture governing the initial notes and exchange notes, dated as of July 30, 2004, among the Company, Duane Reade and U.S. Bank National Association, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
4.4
Guarantor Supplemental Indenture governing the initial notes and exchange notes, dated as of July 30, 2004, among the Company, Duane Reade and DRI I Inc., Duane Reade Realty, Inc. and Duane Reade International, Inc., as guarantors and U.S. Bank National Association, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
4.5	Form of Exchange Note (included as Exhibit A1 to Exhibit 4.3).
4.6
Registration Rights Agreement, dated as of July 30, 2004, by and among Duane Reade Acquisition Corp. and Banc of America Securities LLC, Citigroup Global Markets Inc., Credit Suisse First Boston LLC and UBS Securities LLC, as Initial Purchasers (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to validity of the exchange notes and guarantees.
8.1*	Opinion of Paul, Weiss, Rifkind Wharton & Garrison LLP as to certain tax matters.
10.1	Duane Reade Inc. Phantom Stock Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
10.2	Duane Reade Holdings, Inc. Management Stock Option Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
10.3
Stockholders and Registration Rights Agreement, dated as of July 30, 2004, among Duane Reade Holdings, Inc., Duane Reade Shareholders, LLC and certain members of the management of Duane Reade Inc. (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
10.4
Tax Sharing Agreement, dated as of July 30, 2004, among Duane Reade Holdings, Inc., the Subsidiaries as defined therein, Duane Reade and any parties which become parties thereto (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
10.5
Services Agreement, dated as of July 30, 2004, between Oak Hill Capital Management, Inc. and Duane Reade Acquisition Corp. (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
10.6
Agreement, dated as of November 22, 1996, as amended, between Duane Reade and Drug, Chemical, Cosmetic, Plastics and Affiliated Industries Warehouse Employees Local 815 (incorporated by reference to Exhibit 10.8 to the Common Stock S-1).
10.7
Letter Agreement, dated as of March 19, 2004, by and among Duane Reade Shareholders, LLC, Duane Reade Acquisition Corp. and Duane Reade Inc. (incorporated by reference to Amendment No. 3 to the Company's Schedule 13-E3, filed July 30, 2004).
10.8
Amended and Restated Employment Agreement, dated as of March 16, 2004, by and among Anthony J. Cuti, Duane Reade Acquisition Corp., Duane Reade Holdings, Inc. and Duane Reade Shareholders, LLC. (incorporated by reference to Amendment No. 3 to the Company's Schedule 13-E3, filed July 30, 2004).
10.9
Letter Agreement, dated as of March 16, 2004, by and between John K. Henry and Duane Reade Acquisition Corp. (incorporated by reference to Amendment No. 3 to the Company's Schedule 13-E3, filed July 30, 2004).
10.10
Letter Agreement, dated as of March 16, 2004, by and between Gary Charboneau and Duane Reade Acquisition Corp. (incorporated by reference to Amendment No. 3 to the Company's Schedule 13-E3, filed July 30, 2004).
10.11
Letter Agreement, dated as of March 16, 2004, by and between Timothy R. LaBeau and Duane Reade Acquisition Corp. (incorporated by reference to Amendment No. 3 to the Company's Schedule 13-E3, filed July 30, 2004).
10.12
Letter Agreement, dated as of March 16, 2004, by and between Jerry M. Ray and Duane Reade Acquisition Corp. (incorporated by reference to Amendment No. 3 to the Company's Schedule 13-E3, filed July 30, 2004).
10.13
Agreement and Plan of Merger, dated as of December 22, 2003, as amended, among Rex Corner Holdings, LLC (now known as Duane Reade Shareholders, LLC), Rex Corner Acquisition Corp. (now known as Duane Reade Acquisition Corp.) and Duane Reade Inc. (incorporated by reference to Amendment No. 3 to the Company's Schedule 13-E3, filed July 30, 2004).

10.14
Credit Agreement, dated as of July 21, 2003, among Duane Reade, as the Borrower, Duane Reade Inc. and corporate subsidiaries as the Facility Guarantors, Various Financial Institutions set forth therein, as the Lenders, Fleet National Bank as the Administrative Agent and Issuing Bank, Fleet Retail Finance Inc. as the Collateral Agent, General Electric Capital Corporation as the Syndication Agent for the Lenders and Congress Financial Corporation as the Documentation Agent for the Lenders (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 28, 2003).
10.15
First Amendment to Credit Agreement, dated as of July 22, 2004, among Duane Reade, Duane Reade Inc., DRI I Inc., Duane Reade International, Inc., Duane Reade Realty, Inc., Fleet National Bank, as Issuing Bank and Administrative Agent, Fleet Retail Group, Inc., as Collateral Agent, Congress Financial Corporation, as Documentation Agent, General Electric Capital Corporation as Syndication Agent and Wells Fargo Retail Finance, LLC, as Syndication Agent and Co-Lead Arranger (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
10.16
Facility Guarantee, dated as of July 21, 2003, among the Facility Guarantors, Fleet Retail Finance Inc., Fleet National Bank and the Lenders (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 28, 2003).
10.17
Intellectual Property Security Agreement, dated as of July 21, 2003, among Duane Reade, the Facility Guarantors and Fleet Retail Finance Inc., as Collateral Agent (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 28, 2003).
10.18
Security Agreement, dated as of July 21, 2003, among Duane Reade, the Facility Guarantors, and Fleet Retail Finance Inc., as Collateral Agent (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 28, 2003).
10.19
Ownership Interest Pledge Agreement, dated as of July 21, 2003, among Duane Reade Inc. and DRI I Inc., and Fleet Retail Finance Inc., as Collateral Agent (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 28, 2003).
10.20
Preferability Letter, dated as of May 13, 2002, issued by PricewaterhouseCoopers LLP, with respect to the Company's change in accounting method of inventory valuation (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended March 30, 2002).
10.21
Agreement, dated December 6, 2001, between Duane Reade and Allied Trades Council (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 29, 2001 (the "2001 10-K") ).
10.22	Agreement, dated as of April 1, 2004, by and between the Company, and Local 340A, New York, Joint Board, UNITE-HERE.
10.23
Indenture governing the Senior Secured Floating Rate Notes due 2010, dated as of December 20, 2004, among the Company, Duane Reade, Duane Reade Holdings, Inc., DRI I Inc., Duane Reade International, Inc., Duane Reade Realty, Inc. and U.S. Bank National Association, as trustee, including the form of Senior Secured Floating Rate Note due 2010.
10.24
Registration Rights Agreement (relating to the Senior Secured Floating Rate Notes due 2010), dated as of December 20, 2004, among the Company, Duane Reade, Duane Reade Holdings, Inc., DRI I Inc., Duane Reade International, Inc., Duane Reade Realty, Inc. and the initial purchasers party thereto.
10.25
Amended and Restated Security Agreement (relating to the Senior Secured Floating Rate Notes due 2010), dated as of December 20, 2004, among the Company, Duane Reade, Duane Reade Holdings, Inc., DRI I Inc., Duane Reade International, Inc., Duane Reade Realty, Inc. and U.S. Bank National Association, as collateral agent.

10.26
Intercreditor and Collateral Agency Agreement (relating to the Senior Secured Floating Rate Notes due 2010), dated as of December 20, 2004, among the Company, Duane Reade, Duane Reade Holdings, Inc., DRI I Inc., Duane Reade International, Inc., Duane Reade Realty, Inc. and U.S. Bank National Association, as collateral agent and indenture trustee.
10.27
Amended and Restated Pledge Agreement (relating to the Senior Secured Floating Rate Notes due 2010), dated as of December 20, 2004, among the Company, Duane Reade, Duane Reade Holdings, Inc., DRI I Inc., Duane Reade International, Inc., Duane Reade Realty, Inc. and U.S. Bank National Association, as collateral agent.
12.1*	Computation of Ratio of Earnings to Fixed Charges
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the 1999 10-K).
23.1	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Paul, Weiss, Rifkind, Wharton and Garrison LLP (included in Exhibits 5.1 and 8.1 to this Registration Statement).
24.1*	Powers of Attorney (included in signature pages).
25.1*	Form T-1 Statement of Eligibility of U.S. Bank National Association to act as trustee under the Indenture.
99.1*	Form of Letter of Transmittal
99.2*	Form of Notice of Guaranteed Delivery

*
Filed Previously.

To the Board of Directors of Duane Reade Inc.:

        Our audits of the consolidated financial statements referred to in our report dated February 23, 2004, except for Note 20, as to which the date is March 11, 2004 and Note 21 as to which the date is November 24, 2004, appearing in this Registration Statement on Form S-4 also included an audit of the financial statement schedule listed in Item 21 of this Registration Statement on Form S-4. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
New York, NY
February 23, 2004

Schedule II—Valuation & Qualifying Accounts
(in millions)

Year	Description	Balance at Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts	Deductions(1)	Balance at End of Period
2001	Accounts Receivable	$0.4	$4.5	—	$2.4	$2.5
2002	Accounts Receivable	$2.5	$3.7	—	$1.2	$5.0
2003	Accounts Receivable	$5.0	$0.8	—	$0.6	$5.2

(1)
Deductions represent reductions in valuation allowances credited to cost of sales and other expenses.

ITEM 22. UNDERTAKINGS.

        (a)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (b)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (c)    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 27, 2004.

DUANE READE, a New York general partnership
By:	Duane Reade Inc., as general partner
By:	/s/ JOHN K. HENRY
	Name:	John K. Henry
	Title:	Senior Vice President and Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 27, 2004.

DUANE READE INC.
By:	/s/ JOHN K. HENRY
	Name:	John K. Henry
	Title:	Senior Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Anthony J. Cuti	Chief Executive Officer, President and Director (Principal Executive Officer)	December 27, 2004
* John K. Henry	Senior Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	December 27, 2004
* Michael S. Green	Director	December 27, 2004
* Andrew J. Nathanson	Director	December 27, 2004
* Denis J. Nayden	Director	December 27, 2004
* Tyler J. Wolfram	Director	December 27, 2004
*: By:	/s/ JOHN K. HENRY John K. Henry Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 27, 2004.

DUANE READE REALTY, INC. DRI I INC.
By:	/s/ JOHN K. HENRY
	Name:	John K. Henry
	Title:	Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Anthony J. Cuti	Chief Executive Officer, President and Director (Principal Executive Officer)	December 27, 2004
* John K. Henry	Chief Financial Officer (Principal Accounting and Financial Officer)	December 27, 2004
* Michael S. Green	Director	December 27, 2004
* Andrew J. Nathanson	Director	December 27, 2004
* Tyler J. Wolfram	Director	December 27, 2004
*: By:	/s/ JOHN K. HENRY John K. Henry Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 27, 2004.

DUANE READE INTERNATIONAL, INC.
By:	/s/ JOHN K. HENRY
	Name:	John K. Henry
	Title:	Senior Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Gary Charboneau	President and Director (Principal Executive Officer)	December 27, 2004
* John K. Henry	Chief Financial Officer and Senior Vice President (Principal Accounting and Financial Officer)	December 27, 2004
* Michelle D. Bergman	Director	December 27, 2004
* Michael S. Green	Director	December 27, 2004
* Thomas Ordemann	Director	December 27, 2004
*: By:	/s/ JOHN K. HENRY John K. Henry Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
3.1(i)	Amended and Restated Certificate of Incorporation of Duane Reade Inc. (the "Company") (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
3.1(ii)*	By-Laws of the Company.
3.2	Third Amended and Restated Partnership Agreement of Duane Reade dated July 16, 2003 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 28, 2003).
3.3(i)	Certificate of Incorporation of DRI I Inc. (incorporated by reference to Exhibit 3.2(i) to the S-1 Registration Statement No. 333-43313 with respect to the Company's 9 1/4% Senior Subordinated Notes due 2008 (the "Notes S-1")).
3.3(ii)	By-laws of DRI I Inc. (incorporated by reference to Exhibit 3.2(ii) of the Notes S-1).
3.4(i)	Certificate of Incorporation of Duane Reade International, Inc. (incorporated by reference to Exhibit 3.4(i) to the Company's Annual Report on Form 10-K for the year ended December 25, 1999 (the "1999 10-K")).
3.4(ii)	By-laws of Duane Reade International, Inc. (incorporated by reference to Exhibit 3.4(ii) to the 1999 10-K).
3.5(i)	Certificate of Incorporation of Duane Reade Realty, Inc. (incorporated by reference to Exhibit 3.5(i) to the 1999 10-K).
3.5(ii)	By-laws of Duane Reade Realty, Inc. (incorporated by reference to Exhibit 3.5(ii) to the 1999 10-K).
4.1	Indenture, dated as of July 30, 2004, between Duane Reade Acquisition Corp. and U.S. Bank National Association, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
4.2	Successor Supplemental Indenture governing the initial notes and exchange notes, dated as of July 30, 2004, between the Company and U.S. Bank National Association, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
4.3	Co-obligor Supplemental Indenture governing the initial notes and exchange notes, dated as of July 30, 2004, among the Company, Duane Reade and U.S. Bank National Association, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
4.4	Guarantor Supplemental Indenture governing the initial notes and exchange notes, dated as of July 30, 2004, among the Company, Duane Reade and DRI I Inc., Duane Reade Realty, Inc. and Duane Reade International, Inc., as guarantors and U.S. Bank National Association, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
4.5	Form of Exchange Note (included as Exhibit A1 to Exhibit 4.3).
4.6	Registration Rights Agreement, dated as of July 30, 2004, by and among Duane Reade Acquisition Corp. and Banc of America Securities LLC, Citigroup Global Markets Inc., Credit Suisse First Boston LLC and UBS Securities LLC, as Initial Purchasers (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to validity of the exchange notes and guarantees.
8.1*	Opinion of Paul, Weiss, Rifkind Wharton & Garrison LLP as to certain tax matters.

10.1	Duane Reade Inc. Phantom Stock Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
10.2	Duane Reade Holdings, Inc. Management Stock Option Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
10.3	Stockholders and Registration Rights Agreement, dated as of July 30, 2004, among Duane Reade Holdings, Inc., Duane Reade Shareholders, LLC and certain members of the management of Duane Reade Inc. (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
10.4	Tax Sharing Agreement, dated as of July 30, 2004, among Duane Reade Holdings, Inc., the Subsidiaries as defined therein, Duane Reade and any parties which become parties thereto (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
10.5	Services Agreement, dated as of July 30, 2004, between Oak Hill Capital Management, Inc. and Duane Reade Acquisition Corp. (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
10.6	Agreement, dated as of November 22, 1996, as amended, between Duane Reade and Drug, Chemical, Cosmetic, Plastics and Affiliated Industries Warehouse Employees Local 815 (incorporated by reference to Exhibit 10.8 to the Common Stock S-1).
10.7	Letter Agreement, dated as of March 19, 2004, by and among Duane Reade Shareholders, LLC, Duane Reade Acquisition Corp. and Duane Reade Inc. (incorporated by reference to Amendment No. 3 to the Company's Schedule 13-E3, filed July 30, 2004).
10.8	Amended and Restated Employment Agreement, dated as of March 16, 2004, by and among Anthony J. Cuti, Duane Reade Acquisition Corp., Duane Reade Holdings, Inc. and Duane Reade Shareholders, LLC. (incorporated by reference to Amendment No. 3 to the Company's Schedule 13-E3, filed July 30, 2004).
10.9	Letter Agreement, dated as of March 16, 2004, by and between John K. Henry and Duane Reade Acquisition Corp. (incorporated by reference to Amendment No. 3 to the Company's Schedule 13-E3, filed July 30, 2004).
10.10	Letter Agreement, dated as of March 16, 2004, by and between Gary Charboneau and Duane Reade Acquisition Corp. (incorporated by reference to Amendment No. 3 to the Company's Schedule 13-E3, filed July 30, 2004).
10.11	Letter Agreement, dated as of March 16, 2004, by and between Timothy R. LaBeau and Duane Reade Acquisition Corp. (incorporated by reference to Amendment No. 3 to the Company's Schedule 13-E3, filed July 30, 2004).
10.12	Letter Agreement, dated as of March 16, 2004, by and between Jerry M. Ray and Duane Reade Acquisition Corp. (incorporated by reference to Amendment No. 3 to the Company's Schedule 13-E3, filed July 30, 2004).
10.13	Agreement and Plan of Merger, dated as of December 22, 2003, as amended, among Rex Corner Holdings, LLC (now known as Duane Reade Shareholders, LLC), Rex Corner Acquisition Corp. (now known as Duane Reade Acquisition Corp.) and Duane Reade Inc. (incorporated by reference to Amendment No. 3 to the Company's Schedule 13-E3, filed July 30, 2004).
10.14	Credit Agreement, dated as of July 21, 2003, among Duane Reade, as the Borrower, Duane Reade Inc. and corporate subsidiaries as the Facility Guarantors, Various Financial Institutions set forth therein, as the Lenders, Fleet National Bank as the Administrative Agent and Issuing Bank, Fleet Retail Finance Inc. as the Collateral Agent, General Electric Capital Corporation as the Syndication Agent for the Lenders and Congress Financial Corporation as the Documentation Agent for the Lenders (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 28, 2003).

10.15	First Amendment to Credit Agreement, dated as of July 22, 2004, among Duane Reade, Duane Reade Inc., DRI I Inc., Duane Reade International, Inc., Duane Reade Realty, Inc., Fleet National Bank, as Issuing Bank and Administrative Agent, Fleet Retail Group, Inc., as Collateral Agent, Congress Financial Corporation, as Documentation Agent, General Electric Capital Corporation as Syndication Agent and Wells Fargo Retail Finance, LLC, as Syndication Agent and Co-Lead Arranger (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended September 25, 2004).
10.16	Facility Guarantee, dated as of July 21, 2003, among the Facility Guarantors, Fleet Retail Finance Inc., Fleet National Bank and the Lenders (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 28, 2003).
10.17	Intellectual Property Security Agreement, dated as of July 21, 2003, among Duane Reade, the Facility Guarantors and Fleet Retail Finance Inc., as Collateral Agent (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 28, 2003).
10.18	Security Agreement, dated as of July 21, 2003, among Duane Reade, the Facility Guarantors, and Fleet Retail Finance Inc., as Collateral Agent (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 28, 2003).
10.19	Ownership Interest Pledge Agreement, dated as of July 21, 2003, among Duane Reade Inc. and DRI I Inc., and Fleet Retail Finance Inc., as Collateral Agent (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended June 28, 2003).
10.20	Preferability Letter, dated as of May 13, 2002, issued by PricewaterhouseCoopers LLP, with respect to the Company's change in accounting method of inventory valuation (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended March 30, 2002).
10.21	Agreement, dated December 6, 2001, between Duane Reade and Allied Trades Council (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 29, 2001 (the "2001 10-K")).
10.22	Agreement, dated as of April 1, 2004, by and between the Company, and Local 340A, New York, Joint Board, UNITE-HERE.
10.23	Indenture governing the Senior Secured Floating Rate Notes due 2010, dated as of December 20, 2004, among the Company, Duane Reade, Duane Reade Holdings, Inc., DRI I Inc., Duane Reade International, Inc., Duane Reade Realty, Inc. and U.S. Bank National Association, as trustee, including the form of Senior Secured Floating Rate Note due 2010.
10.24	Registration Rights Agreement (relating to the Senior Secured Floating Rate Notes due 2010), dated as of December 20, 2004, among the Company, Duane Reade, Duane Reade Holdings, Inc., DRI I Inc., Duane Reade International, Inc., Duane Reade Realty, Inc. and the initial purchasers party thereto.
10.25	Amended and Restated Security Agreement (relating to the Senior Secured Floating Rate Notes due 2010), dated as of December 20, 2004, among the Company, Duane Reade, Duane Reade Holdings, Inc., DRI I Inc., Duane Reade International, Inc., Duane Reade Realty, Inc. and U.S. Bank National Association, as collateral agent.
10.26	Intercreditor and Collateral Agency Agreement (relating to the Senior Secured Floating Rate Notes due 2010), dated as of December 20, 2004, among the Company, Duane Reade, Duane Reade Holdings, Inc., DRI I Inc., Duane Reade International, Inc., Duane Reade Realty, Inc. and U.S. Bank National Association, as collateral agent and indenture trustee.
10.27	Amended and Restated Pledge Agreement (relating to the Senior Secured Floating Rate Notes due 2010), dated as of December 20, 2004, among the Company, Duane Reade, Duane Reade Holdings, Inc., DRI I Inc., Duane Reade International, Inc., Duane Reade Realty, Inc. and U.S. Bank National Association, as collateral agent.
12.1*	Computation of Ratio of Earnings to Fixed Charges
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the 1999 10-K).

23.1	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Paul, Weiss, Rifkind, Wharton and Garrison LLP (included in Exhibits 5.1 and 8.1 to this Registration Statement).
24.1*	Powers of Attorney (included in signature pages).
25.1*	Form T-1 Statement of Eligibility of U.S. Bank National Association to act as trustee under the Indenture.
99.1*	Form of Letter of Transmittal
99.2*	Form of Notice of Guaranteed Delivery

*
Filed Previously.

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TABLE OF ADDITIONAL REGISTRANTS
TABLE OF CONTENTS
PROSPECTUS SUMMARY
Duane Reade Inc.
Industry
New York Metropolitan Area
Our Competitive Strengths
Our Business Strategy
Recent Developments
The Transactions
Our Equity Sponsor
Corporate Structure and Capital Structure
The Obligors
Summary of the Exchange Offer
Summary of the Terms of the Exchange Notes
Risk Factors
SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION AND STATISTICAL DATA
SUMMARY HISTORICAL FINANCIAL INFORMATION AND STATISTICAL DATA
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
DUANE READE INC. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THIRTY-NINE WEEKS ENDED SEPTEMBER 25, 2004 (dollars in thousands)
DUANE READE INC. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 27, 2003 (dollars in thousands)
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in thousands)
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
Shares of Common Stock Beneficially Owned
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
THE EXCHANGE OFFER
DESCRIPTION OF NOTES
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
DUANE READE INC. Consolidated Statements of Income (In thousands, except per share amounts)
DUANE READE INC. Consolidated Balance Sheets (Dollars in thousands)
DUANE READE INC. Consolidated Statements of Cash Flows (In thousands)
DUANE READE INC. Consolidated Statements of Stockholders' Equity (Dollars in thousands)
DUANE READE INC. Notes to Consolidated Financial Statements
Condensed Consolidating Statement of Cash Flows For the year ended December 27, 2003 (Predecessor)
Condensed Consolidating Statement of Cash Flows For the year ended December 28, 2002 (Predecessor)
Condensed Consolidating Statement of Cash Flows For the year ended December 29, 2001 (Predecessor)
DUANE READE INC. Consolidated Interim Statements of Operations (Unaudited) (In thousands)
DUANE READE INC. Consolidated Balance Sheets (In thousands, except share and per share data)
DUANE READE INC. Consolidated Interim Statements of Cash Flows (Unaudited) (In thousands)
Notes to Consolidated Financial Statements (Unaudited, dollars in thousands, except per share data)
Condensed Consolidating Income Statement For the 2 months ended September 25, 2004 (Successor)
Condensed Consolidating Income Statement For the 7 months ended July 30, 2004 (Predecessor)
Condensed Consolidating Income Statement For the 9 months ended September 27, 2003 (Predecessor)
Condensed Consolidating Balance Sheet September 25, 2004 (Successor)
Condensed Consolidating Balance Sheet December 27, 2003 (Predecessor)
Condensed Consolidating Statement of Cash Flows For the 2 months ended September 25, 2004 (Successor)
Condensed Consolidating Statement of Cash Flows For the 7 months ended July 30, 2004 (Predecessor)
Condensed Consolidating Statement of Cash Flows For the 9 months ended September 27, 2003 (Predecessor)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
Schedule II—Valuation & Qualifying Accounts (in millions)
  ITEM 22. UNDERTAKINGS.
SIGNATURES
SIGNATURES
SIGNATURES
SIGNATURES
EXHIBIT INDEX